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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on March 23, 2018.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LEVEL ONE BANCORP, INC.
(Exact name of registrant as specified in its charter)

Michigan (State or other jurisdiction of incorporation or organization)	6022 (Primary Standard Industrial Classification Code Number)	71-1015624 (I.R.S. Employer Identification No.)

32991 Hamilton Court
Farmington Hills, Michigan 48334
(248) 737-0300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

David C. Walker
Executive Vice President and Chief Financial Officer
Level One Bancorp, Inc.
32991 Hamilton Court
Farmington Hills, Michigan 48334
(248) 737-0300
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
John E. Freechack William C. Fay Barack Ferrazzano Kirschbaum & Nagelberg LLP 200 West Madison Street Chicago, Illinois 60606 (312) 984-3100	Dave M. Muchnikoff Silver, Freedman, Taff & Tiernan LLP 3299 K Street, N.W. Suite 100 Washington, DC 20007 (202) 295-4500

Approximate date of commencement of proposed sale to the public:
 As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

          If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common Stock, no par value per share	$25,000,000.00	$3,112.50

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 23, 2018

PROSPECTUS

                    Shares

Common Stock

        This is the initial public offering of shares of common stock of Level One Bancorp, Inc. We are the bank holding company of Level One Bank, a Michigan state-chartered bank headquartered in Farmington Hills, Michigan. We are offering                        shares of our common stock and the selling shareholders named herein are offering                         shares of our common stock. We will not receive any proceeds from the sales of shares by the selling shareholders.

        Prior to this offering, there has been no established public market for our common stock. We anticipate that the public offering price of our common stock will be between $            and $            per share. We have applied to list our common stock on the Nasdaq Global Select Market under the symbol "LEVL."

        Investing in our common stock involves risk. See "Risk Factors" beginning on page 13.

        We are an "emerging growth company" under the federal securities laws and will be subject to reduced public company reporting requirements. See "Implications of Being an Emerging Growth Company."

	Per Share	Total

Public offering price	$	$

Underwriting discounts(1)

Proceeds to us, before expenses

Proceeds to the selling shareholders, before expenses

(1)
See "Underwriting" for additional information regarding underwriting compensation.

        The underwriters have an option to purchase up to an additional            shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        Shares of our common stock are not savings accounts or deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

        The shares of common stock will be ready for delivery on or about                        , 2018.

RAYMOND JAMES Keefe, Bruyette & Woods

A Stifel Company

Piper Jaffray

The date of this prospectus is            , 2018.

 About this Prospectus

        You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. We, the selling shareholders and the underwriters have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We, the selling shareholders and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        Unless we state otherwise or the context otherwise requires, references in this prospectus to "we," "our," "us" or "the Company" refer to Level One Bancorp, Inc., a Michigan corporation, and our consolidated subsidiaries. References to "Level One Bank" or "Bank" refer to our banking subsidiary, Level One Bank, a Michigan state chartered bank.

Market and Industry Data

        Although we are responsible for all of the disclosures contained in this prospectus, this prospectus contains industry, market and competitive position data and forecasts that are based on industry publications and studies conducted by independent third parties. The industry publications and third-party studies generally state that the information that they contain has been obtained from sources

i

believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Although we believe that the market position, market opportunity and market size information included in this prospectus is generally reliable, we have not verified the data, which is inherently imprecise. The forward-looking statements included in this prospectus related to industry, market and competitive data position may be materially different than actual results.

Implications of Being an Emerging Growth Company

        As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

  •
  we may present as few as two years of audited financial statements and two years of related management discussion and analysis of financial condition and results of operations;

  •
  we are exempt from the requirement to obtain an attestation and report from our auditors on management's assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;

  •
  we are permitted to have an extended transition period for adopting any new or revised accounting standards that may be issued by the Financial Accounting Standards Board, or FASB, or the Securities and Exchange Commission, or SEC;

  •
  we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

  •
  we are not required to give our shareholders non-binding advisory votes on executive compensation or golden parachute arrangements.

        In this prospectus we have elected to take advantage of the reduced disclosure requirements and other relief described above, and in the future we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.07 billion or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (iv) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

        In addition to the relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to use this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period for so long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act. As a result, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards on a non-delayed basis.

ii

PROSPECTUS SUMMARY

        This summary highlights selected information contained in this prospectus. It does not contain all the information that you should consider before making an investment decision. You should read the entire prospectus carefully, including the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections, and the historical financial statements and accompanying notes.

Company Overview

        Level One Bancorp, Inc. is the bank holding company for Level One Bank, headquartered in Farmington Hills located in Oakland County, Michigan. We have grown rapidly since our founding in 2007, and Level One Bank is one of the largest locally-headquartered commercial banks in southeastern Michigan. This growth has been driven primarily by our entrepreneurial culture, our experienced management team and by the economic strength of our core market area in Oakland County, which has the twelfth highest median income in the United States of counties with over one million residents. As of December 31, 2017, we had $1.30 billion in assets, $1.03 billion in loans, $1.12 billion in deposits and total shareholders' equity of $108.0 million. We generated net income of $9.8 million for the year ended December 31, 2017, or $1.49 per diluted common share, and $11.0 million for the year ended December 31, 2016, or $1.69 per diluted common share.

        In our ten years of operation, we have grown to 14 offices, including 10 banking centers (our full-service branches) in Oakland County, one banking center in each of Detroit and Grand Rapids, Michigan's two largest cities, one banking center in Sterling Heights, and one mortgage loan production office in Ann Arbor. In addition to our organic growth, we have completed four acquisitions since 2009, including two FDIC-assisted transactions and two whole-bank acquisitions. Our vision is to continue that growth, primarily through organic growth, but supplemented by opportunistic acquisitions that are additive to our franchise value, and we believe we have the management team, systems and culture to achieve that goal.

        Our organic loan growth is reflected in the chart below, which depicts total loans outstanding at each period end, including both originated loans and acquired loans, representing a compound annual growth rate, or CAGR, of 28.8% for originated loans and 24.2% for total loans from December 31, 2012 through December 31, 2017.

Loan Growth

        We have supplemented our organic loan growth with acquisitions, including the purchase of certain assets and liabilities of Michigan Heritage Bank in 2009 and Paramount Bank in 2010, which helped strengthen our foundation in commercial banking, retail banking and mortgage lending while expanding our product suite and staffing levels. Most recently, we acquired Lotus Bank in the first quarter of 2015 and Bank of Michigan in the first quarter of 2016, enhancing our footprint in our core market.

        We also recently opened new banking centers in market areas where we see long-term strategic opportunity, including the 2016 opening of our banking center in downtown Detroit, where we believe we will have the opportunity to capture a share of the city's economic redevelopment and to enhance the Level One brand, and our November 2016 opening of our Grand Rapids banking center, marking our expansion into western Michigan and the second largest metropolitan area in Michigan. Our commitment to the Grand Rapids market is demonstrated by our hiring of three senior commercial lenders, a small business lender and a mortgage origination officer in 2017. Most recently, in the third quarter of 2017, we opened our second location in Bloomfield Township located in Oakland County.

        We plan to use the net proceeds from this offering for general corporate purposes, including to increase capital levels to support further organic growth, including the planned opening of two new banking centers in 2019 and 2020, and, potentially, to fund future acquisitions (although we do not have any current plans, arrangements or understandings to make any such acquisitions at this time). See "Use of Proceeds."

Level One Products and Services

        We offer a broad and growing set of lending products and related services, including commercial mortgages; commercial and industrial loans with lines of credit, term loans and owner occupied mortgages to small businesses; loans under the U.S. Small Business Administration (SBA) lending program; residential real estate loans; construction and land development loans; and consumer loans including home equity loans, automobile loans and credit card services. We target our services to owner-managed businesses, professional firms, real estate professionals, not-for-profit businesses and consumers within our geographic markets who meet our underwriting standards.

        We focus primarily on originating commercial and industrial loans, owner occupied commercial real estate loans and, to a lesser extent, non-owner occupied commercial real estate loans in our primary market areas, which include Oakland County, the Detroit metropolitan area and the Grand Rapids metropolitan area. We have lenders dedicated to targeting mid-sized businesses with between $5.0 million and $50.0 million of annual revenue, but we also target small businesses with revenue of less than $5.0 million.

        The following chart summarizes the composition of our loan portfolio as of December 31, 2017.

 Loan Portfolio Composition

        In addition to our lending business, we generate non-interest income through the sale of one- to four-family residential mortgages on the secondary market, which contributed revenues of $1.7 million and $2.2 million for the years ended December 31, 2017 and 2016, respectively. In addition, we generate depository service fees, which contributed revenues of $2.5 million and $1.9 million for the years ended December 31, 2017 and 2016, respectively. A growing component of this fee income is through our money services business (MSB) which provides cash management services for small, locally-owned cash intensive businesses. We intend to continue to grow this line of business, which we acquired in 2016 in our Bank of Michigan acquisition.

        We offer commercial depository (treasury management) services, specialty deposit accounts and other solutions to serve the needs of our institutional depositors, and offer mobile banking services, savings and checking accounts, money market accounts, certificates of deposit and other customary products and services to our retail depositors.

        The following chart summarizes the composition of our deposits as of December 31, 2017.

Deposit Composition

Our Market Areas

        Our primary market is Oakland County, which is the second-largest county in Michigan with a total population of over 1.2 million people and a median household income of over $76 thousand, according to S&P Global Market Intelligence. Because we have few locally-based competitors in Oakland County, with our regional banking expertise, local credit decision making and high touch service, we are able to compete with larger regional and national banking competitors to increase our market share and grow our loan portfolio. Oakland County benefits from a skilled workforce, including both engineering and research and development employees related to the automotive industry, and nearly 4,700 life science and health care firms employing over 100,000 individuals, according to Oakland County.

        We also serve the Detroit metropolitan area, which is the largest metropolitan statistical area (MSA) in Michigan with a population of over 4.2 million people, according to S&P Global Market Intelligence, a major center of the U.S. automotive industry and a regional healthcare hub. With our new banking center that opened in 2016, our market area also includes the Grand Rapids metropolitan area, which is the second largest MSA in Michigan with a population of over 1.0 million people, according to S&P Global Market Intelligence.

        We believe the demographics of our market areas provide strong growth opportunities for our loan portfolio and deposits. We prefer the larger urban market centers and surrounding communities in which our market share is small but growing. This strategy provides abundant opportunity to expand where our brand messaging is strongest. The following chart, which is based on data from S&P Global Market Intelligence, shows our share of the deposits in our market areas as of June 30, 2017, which is the most recent data available.

Key Strengths

        As we look to continue our growth trajectory, we believe we will benefit from the following strengths:

        Entrepreneurial Culture.    Since starting our bank in 2007, we believe the experience, relationships and entrepreneurial culture of our management team, our customer-focused commercial lending team, as well as our board of directors have been and will continue to be key drivers of our growth. In August 2017, we were named to American Banker's list of the 60 "Best Banks to Work For" for the second year in a row. In 2017, we were also named by the National Association of Business Resources as one of the "101 Best and Brightest Companies to Work For" in metro Detroit for the fifth year in a row and by the SBA as "Export Lender of the Year" for the third year. We believe these attributes are hallmarks of many leaders in the financial services industry, and have deliberately built our lending and operations teams and systems to achieve excellence in these areas. While our future growth plans can be expected to introduce new complexities and challenges for our business, we intend to continue to focus on refining our business model to help ensure a solid foundation for success.

        Experienced, Growth-Oriented Management Team.    Our executive leadership team averages 30 years of financial industry experience, including experience at leading national and regional banks. Further, the leaders of our lending team have an average of over 20 years serving the Michigan communities in which we operate. We believe the combination of this leadership experience and our start-up profile has allowed us to build the right bank, with the right team, the right way. Together, our management team has overseen our recent bank acquisitions and integration, led the Company through our prior rounds of capital raising, and achieved earnings growth from $0.97 per diluted common share for the year ended December 31, 2012 to $1.49 for the year ended December 31, 2017, representing a CAGR of 9.0%.

        As we prepare for the next phase of our growth, we believe the following members of our management team will be critical to our success:

  •
  Patrick J. Fehring—President and Chief Executive Officer.  Prior to founding the Bank, Mr. Fehring spent 27 years with Fifth Third Bancorp or its affiliates, most recently as President of Fifth Third Bank, Eastern Michigan.

  •
  Gregory A. Wernette—Executive Vice President and Chief Lending Officer. Prior to joining the Bank at inception, Mr. Wernette spent 21 years with Comerica Bank, most recently as First Vice President and Group Manager in Middle Market Banking.

  •
  David C. Walker—Executive Vice President and Chief Financial Officer.  Mr. Walker, who joined us in October 2009, previously served as Group Vice President of Detroit-based GMAC LLC, where he spent 24 years in various financial disciplines, including seven years as Chief Financial Officer of GMAC's Mortgage Group and two years as GMAC's Treasurer.

  •
  Timothy R.  Mackay—Executive Vice President, Consumer Banking Officer. With 26 years of experience in bank leadership, including 21 years in various capacities at Fifth Third Bank in Michigan and Florida, Mr. Mackay joined us in February 2013. Prior to joining Level One Bank Mr. Mackay was Senior Vice President- Retail Executive with direct oversight of 63 banking centers in South Florida. Mr. Mackay is responsible for the strategic leadership of the Consumer Banking Division, including branch banking, small business banking, residential mortgage and marketing.

  •
  Eva D. Scurlock—Executive Vice President, Risk Management Officer.  With over 17 years of experience in the banking industry, including most recently as Credit Training Manager and Commercial Lender at LaSalle Bank and its predecessors, Ms. Scurlock, who joined us at inception, is responsible for the strategic leadership of enterprise risk management, including credit and compliance risk. Ms. Scurlock was selected by Crain's Detroit Business as a "40 Under 40" honoree in 2013.

  •
  Melanie C. Barrett—Executive Vice President and Chief Human Resources Officer.  With 38 years of experience in banking at Comerica Bank and Flagstar Bank, Ms. Barrett, who joined us in January 2018, is responsible for human resources activity including staffing, compensation, training, leadership development, and team member benefits.

        Platform for Organic and Acquisition-Driven Growth.    Prior to the fourth quarter of 2014, we were, as a de novo bank, subject to operational restrictions on our business plan. While these restrictions limited our ability to grow, we took the opportunity to invest in the leaders, technology, systems and facilities for the next stage of our growth, including our new corporate headquarters. We believe these investments are capable of supporting a bank several times our current size with relatively modest incremental expense, and will help us achieve operational efficiencies with any future acquisitions that we complete. We have demonstrated our ability to leverage this platform with the four acquisitions we completed and the three new banking center locations we introduced since inception.

Strategies for Growth

        Our primary objective is to achieve quality long-term returns for our shareholders by focusing on being a well-capitalized, profitable community banking organization, with balanced growth. In particular, we intend to focus on the following:

        Continue to Drive Organic Growth in Loans, Core Deposits and Earnings.    While we expect to be able to grow our loan portfolio, earnings and deposit base within our existing footprint, we intend to continue opening new full-service banking centers in communities with favorable economic and demographic characteristics to help drive long-term growth. In addition to our recently opened banking centers in Grand Rapids, Detroit and Bloomfield Township, we plan to open a total of two new banking centers in 2019 and 2020. We believe our recently completed investments in information technology and personnel provide us with the foundation upon which we can significantly grow our operations.

        Pursue Acquisitions in Existing and Adjacent Markets.    We believe that consolidation of community banks will continue and that, with the additional capital from this offering and our approach to credit management, we will be well-positioned to take advantage of opportunities in our market areas and in adjacent markets within Michigan. We believe that our entry into new adjacent markets will help diversify our loan portfolio, our funding base and our overall risk exposure. We have successfully completed four acquisitions to date, including two FDIC-assisted transactions and two whole-bank acquisitions that expanded our footprint, were accretive to earnings, and generated many new clients for our bank. We continue to evaluate opportunities for acquisitions but do not have any current plans, arrangements or understandings to make any acquisitions at this time.

        Leverage Our Entrepreneurial Bank Philosophy.    We operate with a community banking philosophy in metropolitan areas where we seek to develop broad customer relationships based on service and convenience while maintaining a conservative approach to lending which results in strong asset quality. We are a full-service commercial bank with an emphasis on providing commercial and private banking services for businesses, professionals and individuals. Due to large banking organizations moving their focus to large corporate clients rather than customers in our local communities, we believe that our emphasis on personal service and our willingness to lend will enhance our ability to compete successfully and capitalize on dissatisfaction among customers of larger financial institutions.

        Maintain Strong Asset Quality.    We strive to maintain the quality of our assets, and have developed a credit approval structure that has enabled us to maintain strong asset quality while achieving our investment objectives. As a result of our underwriting standards, loan approval authority levels and procedures, experienced loan officers (averaging over 15 years of experience per loan officer) with an intimate knowledge of the local market, and diligent monitoring of the loan portfolio, our asset quality continues to remain well-controlled. Our nonperforming assets as a percentage of total assets were 1.1% and 1.4% as of December 31, 2017 and 2016, respectively. We had net charge-offs on loans of $792 thousand and $726 thousand for the years ended December 31, 2017 and 2016, respectively, which represented 0.08% of average loans in each such period.

Growth History

        Our organic growth has focused on expanding market share in our existing and contiguous markets by attracting new customers with our personalized service and our ability to tailor commercial, consumer and specialized loans closely to local needs, particularly with respect to loan structure. We can then generate stable core deposits from these customers. We believe that our focus on and strong relationships in our market areas will provide long-term opportunities for organic growth, particularly in an improving economic environment.

        Our acquisition activity complements our organic growth strategy and has primarily focused on strategic acquisitions in or around our core market. As we evaluate potential acquisition opportunities in the future, we believe there are many banking institutions that would benefit by partnering with Level One to enhance operating scale, solve capital or liquidity issues, and broaden management expertise to continue to compete effectively in the marketplace. Our management team has a long history of identifying targets, assessing and pricing risk, and executing acquisitions in a creative, yet disciplined, manner. We seek acquisitions that provide meaningful financial benefits, long-term organic growth opportunities and expense reductions, without compromising our risk profile. Additionally, we seek to enter banking markets with favorable competitive dynamics and potential consolidation opportunities.

        Since inception, Level One Bank has experienced significant growth, both organically and through acquisitions. Below are a few of our notable milestones:

  •
  October 2007—Chartered as a de novo financial institution with an initial capitalization of $16.2 million from local investors and sophisticated institutional investors.

  •
  April 2009—Completed the FDIC-assisted acquisition of $13.5 million in assets and $95.9 million in liabilities of Michigan Heritage Bank, strengthening and expanding the Bank's deposit market position and providing funds for loan growth.

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  June and December 2010—Raised $21.0 million in capital primarily from local investors and sophisticated institutional investors.

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  December 2010—Completed the FDIC-assisted acquisition of certain assets and liabilities of Paramount Bank assuming approximately $173.0 million in deposits and purchasing approximately $206.4 million in loans and other assets. This acquisition strengthened and expanded the Bank's position within the desirable and competitive market of Oakland County with the addition of more than 6,000 new customers.

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  September 2012—Raised $14.0 million in capital primarily from sophisticated institutional investors.

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  March 2015—Acquired Lotus Bank in Novi, Michigan for $17.1 million, expanding our reach to western Oakland County. At the time of our acquisition, we acquired $78.0 million in loans and $96.8 million of deposits.

  •
  March 2016—Completed the acquisition of Bank of Michigan for $16.5 million, acquiring $94.6 million in deposits and $91.7 million in loans. We also acquired Bank of Michigan's MSB operations, which significantly increased our depository fee service income.

Summary Risk Factors

        There are a number of risks that you should consider before investing in our common stock. These risks are discussed more fully in the section titled "Risk Factors," beginning on page 13, and include, but are not limited to, the following:

  •
  if general business and economic conditions do not continue to improve, particularly within our market area, our growth and results of operations could be adversely affected;

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  economic, market, operational, liquidity, credit and interest rate risks associated with our business could adversely affect our business, results of operations and financial condition;

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  competition within the financial services industry, nationally and within our market area, both for customers and employees, could limit our ability to grow and could adversely affect the pricing and terms that we are able to offer to our customers;

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  if we do not effectively manage our credit risk, we may experience increased levels of delinquencies, nonperforming loans and charge-offs, which could require increases in our provision for loan losses; and

  •
  we are subject to extensive state and federal financial regulation, and compliance with changing requirements may restrict our activities or have an adverse effect on our results of operations.

Corporate Information

        Our principal executive office is located at 32991 Hamilton Court, Farmington Hills, Michigan, and our telephone number is (248) 737-0300. Our website address is www.levelonebank.com. The information contained on our website is not a part of, nor incorporated by reference into, this prospectus.

 THE OFFERING

Common stock offered by us	shares of common stock
Common stock offered by the selling shareholders	shares of common stock
Underwriters' purchase option	shares of common stock from us
Common stock outstanding after completion of this offering	shares of common stock (or shares of common stock if the underwriters exercise their purchase option in full)
Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $            million (or approximately $            million if the underwriters exercise their option to purchase additional shares from us in full), based on an assumed public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus. We plan to use the net proceeds from this offering for general corporate purposes, including to increase capital levels to support further organic growth, including the planned opening of two new banking centers in 2019 and 2020, and, potentially, to fund future acquisitions (although we do not have any current plans, arrangements or understandings to make any such acquisitions at this time). We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders. See "Use of Proceeds."

Dividends

On March 15, 2018, we declared a quarterly cash dividend of $0.03 per share for shareholders of record on March 31, 2018, payable on April 15, 2018, but we had not historically declared or paid dividends prior to that date. We have no obligation to pay dividends, and we may change our dividend policy at any time without notice to our shareholders. Any future determination to pay dividends on our common stock will be made by our board of directors and will depend upon our results of operations, financial condition, capital requirements, regulatory and contractual restrictions, our business strategy and other factors that our board of directors deems relevant. Subject to those considerations, we currently expect that our board of directors will continue to declare a quarterly cash dividend following the completion of this offering. See "Dividend Policy."

Risk Factors

Investing in shares of our common stock involves a high degree of risk. See "Risk Factors" beginning on page 13 for a discussion of certain factors you should consider carefully before deciding to invest.

Nasdaq symbol	We have applied to list our common stock on the Nasdaq Global Select Market under the trading symbol "LEVL."

Reserved share program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 10.0% of the shares offered by this prospectus for sale to the directors, senior management, certain existing shareholders, certain employees of the Company and the Bank, and other persons having relationships with us. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

        Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after the completion of this offering is based on 6,583,676 shares outstanding as of March 1, 2018 and:

  •
  includes 60,421 shares of restricted stock that had not vested as of March 1, 2018;

  •
  excludes 386,318 shares of common stock issuable upon exercise of stock options outstanding at March 1, 2018 at a weighted average exercise price of $15.33 per share;

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  excludes 250,000 shares of common stock available for future awards under our 2018 Equity Incentive Plan, which we expect to be approved by shareholders prior to the completion of this offering, 6,000 of which will be the subject of restricted stock awards to be granted to certain of our employees at the time of the pricing of this offering; and

  •
  assumes the underwriters do not exercise their option to purchase up to            additional shares from us.

SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table sets forth summary selected historical consolidated financial data as of the dates and for the periods shown. The summary selected balance sheet data as of December 31, 2017 and 2016 and income statement data for the years ended December 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary selected balance sheet data as of December 31, 2015, has been derived from our audited consolidated financial statements that do not appear in this prospectus.

        You should read the following financial data in conjunction with the other information contained in this prospectus, including under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in the audited financial statements and related notes included elsewhere in this prospectus.

	As of and for the years ended December 31,
(Dollars in thousands, except per share data)	2017	2016	2015
Earnings Summary
Interest income	$55,607	$52,903	$41,335
Interest expense	8,078	5,832	3,792
Net interest income	47,529	47,071	37,543
Provision for loan losses	1,416	3,925	1,359
Noninterest income	6,502	6,407	7,214
Noninterest expense	36,051	32,407	24,888
Income before income taxes	16,564	17,146	18,510
Income tax provision	6,723	6,100	5,982
Net income	9,841	11,046	12,528
Less: Preferred stock dividends	—	—	112
Net income attributable to common shareholders	9,841	11,046	12,416
Per Share Data
Basic earnings per common share	$1.54	$1.74	$1.97
Diluted earnings per common share	1.49	1.69	1.92
Book value per common share	16.78	15.21	13.57
Tangible book value per share(1)	15.21	13.59	12.75
Shares outstanding (in thousands)	6,435	6,351	6,310
Average basic common shares (in thousands)	6,388	6,341	6,307
Average diluted common shares (in thousands)	6,610	6,549	6,463
Selected Period End Balances
Total assets	$1,301,291	$1,127,531	$924,663
Securities available-for-sale	150,969	100,533	116,702
Total loans	1,034,923	953,393	759,718
Total deposits	1,120,382	924,924	784,115
Total liabilities	1,193,331	1,030,960	839,029
Total shareholders' equity	107,960	96,571	85,634
Tangible shareholders' equity(1)	97,906	86,283	80,438

	As of and for the years ended December 31,
(Dollars in thousands, except per share data)	2017	2016	2015
Performance and Capital Ratios
Return on average assets(2)	0.82	1.05	1.43%
Return on average equity(3)	9.45	11.93	13.56
Net interest margin (fully taxable equivalent)(4)	4.18	4.73	4.60
Total shareholders' equity to total assets	8.30	8.56	9.26
Tangible shareholders' equity to tangible assets(1)	7.58	7.72	8.75
Common equity tier 1 capital ratio	9.10	8.72	10.28
Tier 1 leverage ratio	7.92	7.95	8.89
Tier 1 risk-based capital ratio	9.10	8.72	10.28
Total risk-based capital ratio	11.55	11.28	13.14
Asset Quality Ratios
Net charge-offs (recoveries) to average loans	0.08	0.08	(0.14)%
Nonperforming assets as a percentage of total assets	1.13	1.36	0.18
Nonperforming loans as a percentage of total loans	1.36	1.58	0.21
Allowance for loan losses as a percentage of period-end loans	1.13	1.16	1.04
Allowance for loan losses as a percentage of nonperforming loans	83.38	73.76	484.94
Allowance for loan losses as a percentage of nonperforming loans, excluding allowance allocated to loans accounted for under ASC 310-30	75.68	68.13	444.99

(1)
See section entitled "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" on page 57.

(2)
The return on average assets for 2017 excluding the one-time additional expense of $1.3 million relating to the revaluation of our deferred tax asset would have been 0.92%. This adjusted percentage for 2017 is a non-GAAP financial measure. See section entitled "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" on page 57.

(3)
The return on average equity for 2017 excluding the one-time additional expense of $1.3 million relating to the revaluation of our deferred tax asset would have been 10.69%. This adjusted percentage for 2017 is a non-GAAP financial measure. See section entitled "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" on page 57.

(4)
Tax-exempt securities are presented on a tax equivalent basis using a 35% tax rate for all periods presented

RISK FACTORS

        Investing in our common stock involves a high degree of risk. Before you decide to invest, you should carefully consider the risks described below, together with all other information included in this prospectus. We believe the risks described below are the risks that are material to us. Any of the following risks, as well as risks that we do not know or currently deem immaterial, could have a material adverse effect on our business, financial condition, results of operations and growth prospects. In that case, you could experience a partial or complete loss of your investment.

Risks Related to Our Business

A decline in general business and economic conditions and any regulatory responses to such conditions could have a material adverse effect on our business, financial position, results of operations and growth prospects.

        Our business and operations are sensitive to general business and economic conditions in the United States, generally, and particularly in our market areas in the state of Michigan. If the national, regional and local economies experience worsening economic conditions, including high levels of unemployment, our growth and profitability could be constrained. A decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse. Weak economic conditions are characterized by, among other indicators, deflation, elevated levels of unemployment, fluctuations in debt and equity capital markets, increased delinquencies on mortgage, commercial and consumer loans, residential and commercial real estate price declines, and lower home sales and commercial activity. All of these factors are generally detrimental to our business. Our business is significantly affected by monetary, trade and other regulatory policies of the U.S. federal government, its agencies and government-sponsored entities. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control, are difficult to predict and could have a material adverse effect on our business, financial position, results of operations and growth prospects.

If we do not effectively manage our credit risk, we may experience increased levels of delinquencies, nonperforming loans and charge-offs, which could require increases in our provision for loan losses.

        There are risks inherent in making any loan, including risks inherent in dealing with individual borrowers, risks of nonpayment, risks resulting from uncertainties as to the future value of collateral and cash flows available to service debt and risks resulting from changes in economic and market conditions. We cannot guarantee that our credit underwriting and monitoring procedures will reduce these credit risks, and they cannot be expected to completely eliminate our credit risks. If the overall economic climate in the United States, generally, or our market areas, specifically, declines, our borrowers may experience difficulties in repaying their loans, and the level of nonperforming loans, charge-offs and delinquencies could rise and require further increases in the provision for loan losses, which would cause our net income, return on equity and capital to decrease.

Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.

        While conditions in the housing and real estate markets and economic conditions in our market areas have recently improved, if slow economic conditions return or real estate values and sales deteriorate, we may experience higher delinquencies and credit losses. As a result, we could be required to increase our provision for loan losses and to charge-off additional loans in the future. If charge-offs in future periods exceed the allowance for loan losses, we may need additional provisions to replenish the allowance for loan losses.

        We maintain our allowance for loan losses at a level that management considers adequate to absorb probable incurred loan losses based on an analysis of our portfolio and market environment.

The allowance contains provisions for probable losses that have been identified relating to specific borrowing relationships, as well as probable incurred losses inherent in the loan portfolio and credit undertakings that are not specifically identified. The amount of this allowance is determined by our management through periodic reviews and consideration of a variety of factors, including an analysis of the loan portfolio, historical loss experience and an evaluation of current economic conditions in our market areas.

        The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other conditions within our markets, which may be beyond our control may require an increase in the allowance for loan losses.

        As of December 31, 2017, our allowance for loan losses as a percentage of total loans was 1.1% and as a percentage of total nonperforming loans, excluding the allowance allocated to loans accounted for purchased credit impaired loans accounted for pursuant to ASC 310-30, was 75.7%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Provision for Loan Losses" for further information about ASC 310-30. Although management believes that the allowance for loan losses is adequate to absorb losses on any existing loans that may become uncollectible, we may be required to take additional provisions for loan losses in the future to further supplement the allowance for loan losses, either due to management's decision to do so or because our banking regulators require us to do so. Bank regulatory agencies will periodically review our allowance for loan losses and the value attributed to nonaccrual loans and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. If charge-offs in future periods exceed the allowance for loan losses, we may need additional provisions to replenish the allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and, most likely, capital, and may have a material negative effect on our financial condition and results of operations.

        The acquisition method of accounting requires that acquired loans are initially recorded at fair value at the time of acquisition, and therefore no corresponding allowance for loan losses is recorded for these loans at acquisition because credit quality, among other elements, was considered in the determination of fair value. To the extent that our estimates of fair value are too high, we will incur losses associated with the acquired loans.

        In addition, in June 2016, the FASB issued a new accounting standard that will replace the current approach under accounting principles generally accepted in the United States, or GAAP, for establishing the allowance for loan losses, which generally considers only past events and current conditions, with a forward-looking methodology that reflects the expected credit losses over the lives of financial assets, starting when such assets are first originated or acquired. Under this standard, referred to as Current Expected Credit Loss, or CECL, credit losses will be measured based on past events, current conditions and reasonable and supportable forecasts of future conditions that affect the collectability of financial assets. The new standard is expected to generally result in increases to allowance levels and will require the application of the revised methodology to existing financial assets through a one-time adjustment to retained earnings upon initial effectiveness, which may be material. As an emerging growth company, this standard will be effective for us for fiscal years beginning after December 15, 2020 and interim reporting periods beginning after December 15, 2021.

Because a significant portion of our loan portfolio is comprised of real estate loans, a decline in real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.

        At December 31, 2017, approximately 63.4% of our loan portfolio was comprised of loans with real estate as a primary or secondary component of collateral. As a result, adverse developments affecting real estate values in our market areas could increase the credit risk associated with our real estate loan portfolio. The market value of real estate can fluctuate significantly in a short period of time as a result of market conditions in the area in which the real estate is located. Adverse changes affecting real estate values and the liquidity of real estate in one or more of our markets could increase the credit risk associated with our loan portfolio, significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses, which could result in losses that would adversely affect profitability. Such declines and losses would have a material adverse impact on our business, results of operations and growth prospects.

Many of our loans are to commercial borrowers, which have a higher degree of risk than other types of loans.

        At December 31, 2017, we had $889.4 million of commercial loans, consisting of $511.8 million of commercial real estate loans and $377.6 million of operating commercial loans for which real estate is not the primary source of collateral. Of the $511.8 million of commercial real estate loans, $37.4 million consisted of commercial construction and land development loans. Commercial loans represented 85.9% of our total loan portfolio at December 31, 2017. These loans typically involve higher principal amounts than other types of loans, and some of our commercial borrowers have more than one loan outstanding with us. In addition, at December 31, 2017, $343.4 million, or 33.2% of our total loan portfolio, consisted of loans secured by non-owner occupied commercial real estate properties. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan. Because payments on such loans are often dependent on the cash flow of the commercial venture and the successful operation or development of the property or business involved, repayment of such loans is often more sensitive than other types of loans to adverse conditions in the real estate market or the general business climate and economy. Repayments of loans secured by non-owner occupied properties depend primarily on the tenant's continuing ability to pay rent to the property owner, who is our borrower, or, if the property owner is unable to find a tenant, the property owner's ability to repay the loan without the benefit of a rental income stream. Accordingly, a downturn in the real estate market or a challenging business and economic environment may increase our risk related to commercial loans. In addition, many of our commercial real estate loans are not fully amortizing and require large balloon payments upon maturity. Such balloon payments may require the borrower to either sell or refinance the underlying property in order to make the payment, which may increase the risk of default or non-payment. Our commercial and industrial loans are primarily made based on the identified cash flow of the borrower and secondarily on the collateral underlying the loans. The borrowers' cash flow may prove to be unpredictable, and collateral securing these loans may fluctuate in value. Most often, this collateral consists of accounts receivable, inventory and equipment. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. Inventory and equipment may depreciate over time, may be difficult to appraise, may be illiquid and may fluctuate in value based on the success of the business. If the cash flow from business operations is reduced, the borrower's ability to repay the loan may be impaired.

The level of our commercial real estate loan portfolio may subject us to additional regulatory scrutiny.

        The Federal Deposit Insurance Corporation (FDIC), the Board of Governors of the Federal Reserve System, or the Federal Reserve, and the Office of the Comptroller of the Currency have promulgated joint guidance on sound risk management practices for financial institutions with concentrations in commercial real estate lending. Under this guidance, a financial institution that, like us, is actively involved in commercial real estate lending should perform a risk assessment to identify concentrations. A financial institution may have a concentration in commercial real estate lending if, among other factors (i) total reported loans for construction, land development and other land represent 100% or more of total capital, or (ii) total reported loans secured by multi-family and non-farm non-residential properties, loans for construction, land development and other land, and loans otherwise sensitive to the general commercial real estate market, including loans to commercial real estate related entities, represent 300% or more of total capital. The particular focus of the guidance is on exposure to commercial real estate loans that are dependent on the cash flow from the real estate held as collateral and that are likely to be at greater risk to conditions in the commercial real estate market (as opposed to real estate collateral held as a secondary source of repayment or as an abundance of caution). The purpose of the guidance is to guide banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. The guidance states that management should employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing. We have concluded that we have a concentration in commercial real estate lending under the foregoing standards because our balance in commercial real estate loans at December 31, 2017 represented greater than 300% of total capital. While we believe we have implemented policies and procedures with respect to our commercial real estate loan portfolio consistent with this guidance, bank regulators could require us to implement additional policies and procedures consistent with their interpretation of the guidance that may result in additional costs to us.

Our high concentration of large loans to certain borrowers may increase our credit risk.

        Our growth over the last several years has been partially attributable to our ability to originate and retain large loans. We have established an informal, internal limit on loans to one borrower, principal or guarantor. Our limit is based on "total exposure" which represents the aggregate exposure of economically related borrowers for approval purposes. However, we may, under certain circumstances, consider going above this internal limit in situations where management's understanding of the industry and the credit quality of the borrower are commensurate with the increased size of the loan. Many of these loans have been made to a small number of borrowers, resulting in a high concentration of large loans to certain borrowers. As of December 31, 2017, our 10 largest borrowing relationships accounted for approximately 10.9% of our total loan portfolio, the largest of which totaled $14.2 million. Along with other risks inherent in these loans, such as the deterioration of the underlying businesses or property securing these loans, this high concentration of borrowers presents a risk to our lending operations. If any one of these borrowers becomes unable to repay its loan obligations as a result of economic or market conditions, or personal circumstances, such as divorce or death, our nonaccruing loans and our provision for loan losses could increase significantly, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The small to midsized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair a borrower's ability to repay a loan, and such impairment could adversely affect our results of operations and financial condition.

        We target our business development and marketing strategy primarily to serve the banking and financial services needs of small to midsized businesses, which we define as commercial borrowing relationships at the Bank of less than $10.0 million in aggregate loan exposure. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower's ability to repay a loan. In addition, the success of a small and medium-sized business often depends on the management talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have a material adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the markets in which we operate and small to medium-sized businesses are adversely affected or our borrowers are otherwise affected by adverse business developments, our business, financial condition and results of operations may be adversely affected.

Our lending limit may restrict our growth and prevent us from effectively implementing our growth strategy.

        We are limited in the total amount we can loan to a single borrower or related borrowers by the amount of our capital. The Bank is a Michigan chartered bank and therefore all branches, regardless of location, fall under the legal lending limits of the laws, rules and regulations applicable to banks chartered in the state of Michigan. Michigan's legal lending limit is a safety and soundness measure intended to prevent one person or a relatively small and economically related group of persons from borrowing an unduly large amount of a bank's funds. It is also intended to safeguard a bank's depositors by diversifying the risk of loan losses among a relatively large number of creditworthy borrowers engaged in various types of businesses. Under Michigan law, total loans and extensions of credit to a borrower may not generally exceed 15% of the Bank's capital stock and surplus, subject to certain exceptions. Additionally, the Bank has an internal lending policy that limits total loans and extensions of credit to any individual borrower to no more than $10.0 million. Based upon our current capital levels, the amount we may lend to one borrower is significantly less than that of many of our larger competitors, which may discourage potential borrowers who have credit needs in excess of our lending limit from doing business with us. While we seek to accommodate larger loans by selling participations in those loans to other financial institutions, this strategy may not always be available. If we are unable to compete for loans from our target clients, we may not be able to effectively implement our business strategy, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Greater seasoning of our loan portfolio could increase risk of credit defaults in the future.

        As a result of our rapid growth, a significant portion of our loan portfolio at any given time is of relatively recent origin. Typically, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time (which varies by loan duration and loan type), a process referred to as "seasoning." As a result, a portfolio of more seasoned loans may more predictably follow a bank's historical default or credit deterioration patterns than a newer portfolio. The current level of delinquencies and defaults may not represent the level that may prevail as the portfolio becomes more seasoned. If delinquencies and defaults increase, we may be required to increase our provision for loan losses, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Construction loans are based upon estimates of costs and values associated with the complete project. These estimates may be inaccurate, and we may be exposed to significant losses on loans for these projects.

        Construction and land development loans totaled $51.4 million, or 4.97%, of our total loan portfolio as of December 31, 2017, of which $37.4 million were commercial real estate construction loans and $14.0 million were residential real estate construction loans. These loans involve additional risks because funds are advanced upon the security of the project, which is of uncertain value prior to its completion, and costs may exceed realizable values in declining real estate markets. Because of the uncertainties inherent in estimating construction costs and the realizable market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. Changes in demand for new housing and higher than anticipated building costs may cause actual results to vary significantly from those estimated. For these reasons, this type of lending also typically involves higher loan principal amounts and may be concentrated with a small number of builders. A downturn in housing, or the real estate market, could increase delinquencies, defaults and foreclosures, and significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. Some of the builders we deal with have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss. In addition, during the term of some of our construction loans, no payment from the borrower is required since the accumulated interest is added to the principal of the loan through an interest reserve. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated or market values or rental rates decline, we may have inadequate security for the repayment of the loan upon completion of construction of the project. Because construction loans require active monitoring of the building process, including cost comparisons and on-site inspections, these loans are more difficult and costly to monitor. Increases in market rates of interest may have a more pronounced effect on construction loans by rapidly increasing the end-purchaser's borrowing costs, thereby possibly reducing the homeowner's ability to finance the home upon completion or the overall demand for the project. Properties under construction are often difficult to sell and typically must be completed in order to be successfully sold which also complicates the process of working our problem construction loans. If we are forced to foreclose on a project prior to or at completion due to a default, we may not be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while we attempt to dispose of it. Further, in the case of speculative construction loans, there is the added risk associated with identifying an end-purchaser for the finished project. Loans on land under development or held for future construction also pose additional risk because of the lack of income being produced by the property and the potential illiquid nature of the collateral. At December 31, 2017, all construction loans were performing in accordance to their repayment terms. Any material increase in our nonperforming construction loans could have a material adverse effect on our financial condition and results of operation.

Our business may be adversely affected by credit risk associated with residential property.

        At December 31, 2017, $102.1 million, or 9.9% of our total loan portfolio, was secured by first liens on one- to four-family residential loans. In addition, at December 31, 2017, our home equity lines of credit totaled $27.2 million. A portion of our one- to four-family residential real estate loan portfolio consists of jumbo loans that do not conform to secondary market mortgage requirements, and therefore are not saleable to Fannie Mae or Freddie Mac because such loans exceed the maximum balance allowable for sale (generally $453,100 - $679,650 for single-family homes in our market area), exposing us to increased risk. We will continue to face this risk even if we become an approved lender under Fannie Mae's and Freddie Mac's mortgage seller programs.

        In addition, one- to four-family residential loans are generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. A decline in residential real estate values resulting from a downturn in the housing market in our market areas may reduce the value of the real estate collateral securing these types of loans and increase our risk of loss if borrowers default on their loans. Recessionary conditions or declines in the volume of real estate sales and/or the sales prices coupled with elevated unemployment rates may result in higher than expected loan delinquencies or problem assets, and a decline in demand for our products and services. These potential negative events may cause us to incur losses, adversely affect our capital and liquidity and damage our financial condition and business operations.

        Further, the Tax Cuts and Jobs Act of 2017 (TCJA) enacted in the fourth quarter of 2017 could negatively impact our customers because it lowers the existing caps on mortgage interest deductions and limits the state and local tax deductions. These changes could make it more difficult for borrowers to make their loan payments, and could also negatively impact the housing market, which could adversely affect our business and loan growth.

To meet our growth objectives we may originate or purchase loans outside of our market area which could affect the level of our net interest margin and nonperforming loans.

        In order to achieve our desired loan portfolio growth, we anticipate that we may, from time to time, opportunistically originate or purchase loans outside of our market area either individually, through participations, or in bulk or "pools." In the past, we have also originated loans outside of our market areas as an accommodation to current customers and acquired loans outside of our market areas through our acquisitions of other financial institutions. We will perform certain due diligence procedures and may re-underwrite these loans to our underwriting standards prior to purchase, and anticipate acquiring loans subject to customary limited indemnities, however, we may be exposed to a greater risk of loss as we acquire loans of a type or in geographic areas where management may not have substantial prior experience and which may be more difficult for us to monitor. Further, when determining the purchase price we are willing to pay to acquire loans, management will make certain assumptions about, among other things, how borrowers will prepay their loans, the real estate market and our ability to collect loans successfully and, if necessary, to dispose of any real estate that may be acquired through foreclosure. To the extent that our underlying assumptions prove to be inaccurate or the basis for those assumptions change (such as an unanticipated decline in the real estate market), the purchase price paid may prove to have been excessive, resulting in a lower yield or a loss of some or all of the loan principal. For example, if we purchase "pools" of loans at a premium and some of the loans are prepaid before we anticipate, we will earn less interest income on the acquired loans than expected. Our success in increasing our loan portfolio through loan purchases will depend on our ability to price the loans properly and on general economic conditions in the geographic areas where the underlying properties or collateral for the loans acquired are located. Inaccurate estimates or declines in economic conditions or real estate values in the markets where we purchase loans could significantly adversely affect the level of our nonperforming loans and our results of operations.

Our real estate lending also exposes us to the risk of environmental liabilities.

        In the course of our business, we may foreclose and take title to real estate, and we could be subject to environmental liabilities with respect to these properties. We may be held liable by a governmental entity or by third persons for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition and results of operations could be materially and adversely affected.

The occurrence of fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

        As a bank, we are susceptible to fraudulent activity, information security breaches and cybersecurity-related incidents that may be committed against us or our clients, which may result in financial losses or increased costs to us or our clients, disclosure or misuse of our information or our client information, misappropriation of assets, privacy breaches against our clients, litigation or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Information security breaches and cybersecurity-related incidents may include fraudulent or unauthorized access to systems used by us or our clients, denial or degradation of service attacks and malware or other cyber-attacks.

        In recent periods, there continues to be a rise in electronic fraudulent activity, security breaches and cyber-attacks within the financial services industry, especially in the commercial banking sector due to cyber criminals targeting commercial bank accounts. Moreover, in recent periods, several large corporations, including financial institutions and retail companies, have suffered major data breaches, in some cases exposing not only confidential and proprietary corporate information, but also sensitive financial and other personal information of their customers and employees and subjecting them to potential fraudulent activity. Some of our clients may have been affected by these breaches, which could increase their risks of identity theft and other fraudulent activity that could involve their accounts with us.

        Information pertaining to us and our clients is maintained, and transactions are executed, on networks and systems maintained by us and certain third-party partners, such as our online banking, mobile banking or accounting systems. The secure maintenance and transmission of confidential information, as well as execution of transactions over these systems, are essential to protect us and our clients against fraud and security breaches and to maintain the confidence of our clients. Breaches of information security also may occur through intentional or unintentional acts by those having access to our systems or the confidential information of our clients, including employees. In addition, increases in criminal activity levels and sophistication, advances in computer capabilities, new discoveries, vulnerabilities in third-party technologies (including browsers and operating systems) or other developments could result in a compromise or breach of the technology, processes and controls that we use to prevent fraudulent transactions and to protect data about us, our clients and underlying transactions, as well as the technology used by our clients to access our systems. Our third-party partners' inability to anticipate, or failure to adequately mitigate, breaches of security could result in a number of negative events, including losses to us or our clients, loss of business or clients, damage to our reputation, the incurrence of additional expenses, disruption to our business, additional regulatory scrutiny or penalties or our exposure to civil litigation and possible financial liability, any of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We depend on information technology and telecommunications systems of third parties, and any systems failures, interruptions or data breaches involving these systems could adversely affect our operations and financial condition.

        Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems, third-party servicers, accounting systems, mobile and online banking platforms and financial intermediaries. We outsource to third parties many of our major systems, such as data processing and mobile and online banking. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. A system failure or service denial could result in a deterioration of our ability to process loans or gather deposits and provide customer service, compromise our ability to operate effectively, result in potential noncompliance with applicable laws or regulations, damage our reputation, result in a loss of customer business or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on business, financial condition, results of operations and growth prospects. In addition, failures of third parties to comply with applicable laws and regulations, or fraud or misconduct on the part of employees of any of these third parties, could disrupt our operations or adversely affect our reputation.

        It may be difficult for us to replace some of our third-party vendors, particularly vendors providing our core banking and information services, in a timely manner if they are unwilling or unable to provide us with these services in the future for any reason and even if we are able to replace them, it may be at higher cost or result in the loss of customers. Any such events could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

        Our operations rely heavily on the secure processing, storage and transmission of information and the monitoring of a large number of transactions on a minute-by-minute basis, and even a short interruption in service could have significant consequences. We also interact with and rely on retailers, for whom we process transactions, as well as financial counterparties and regulators. Each of these third parties may be targets of the same types of fraudulent activity, computer break-ins and other cyber security breaches described above, and the cyber security measures that they maintain to mitigate the risk of such activity may be different than our own and may be inadequate.

        As a result of financial entities and technology systems becoming more interdependent and complex, a cyber incident, information breach or loss, or technology failure that compromises the systems or data of one or more financial entities could have a material impact on counterparties or other market participants, including ourselves. As a result of the foregoing, our ability to conduct business may be adversely affected by any significant disruptions to us or to third parties with whom we interact.

Our use of third-party vendors and our other ongoing third-party business relationships is subject to increasing regulatory requirements and attention.

        Our use of third-party vendors for certain information systems is subject to increasingly demanding regulatory requirements and attention by our federal bank regulators. Recent regulations require us to enhance our due diligence, ongoing monitoring and control over our third-party vendors and other ongoing third-party business relationships. In certain cases we may be required to renegotiate our agreements with these vendors to meet these enhanced requirements, which could increase our costs. We expect that our regulators will hold us responsible for deficiencies in our oversight and control of our third-party relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third-party vendors or other ongoing third-party business relationships or that such third parties have not performed appropriately, we could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines, as well as requirements for customer remediation, any of which could have a material adverse effect our business, financial condition, results of operations and growth prospects.

We are subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

        Employee errors and employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

        We maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.

We must keep pace with technological change to remain competitive.

        Financial products and services have become increasingly technology-driven. Our ability to meet the needs of our customers competitively, and in a cost-efficient manner, is dependent on the ability to keep pace with technological advances and to invest in new technology as it becomes available, as well as related essential personnel. In addition, technology has lowered barriers to entry into the financial services market and made it possible for financial technology companies and other non-bank entities to offer financial products and services traditionally provided by banks. The ability to keep pace with technological change is important, and the failure to do so, due to cost, proficiency or otherwise, could have a material adverse impact on our business and therefore on our financial condition and results of operations. Because the nature of the financial services business involves a high volume of transactions, we face significant operational risks.

Our strategy of pursuing growth via acquisitions exposes us to financial, execution and operational risks that could have a material adverse effect on our business, financial position, results of operations and growth prospects.

        As part of our general growth strategy, we have recently expanded our business through acquisitions. We acquired Lotus Bank in 2015 and Bank of Michigan in the first quarter of 2016, adding a total of three banking locations within our existing market footprint, and we intend to continue pursuing this strategy. Although our business strategy emphasizes organic expansion, we continue, from time to time in the ordinary course of business, to engage in preliminary discussions with potential acquisition targets. There can be no assurance that, in the future, we will successfully identify suitable acquisition candidates, complete acquisitions and successfully integrate acquired operations into our existing operations or expand into new markets. The consummation of any future acquisitions may dilute shareholder value or may have an adverse effect upon our operating results while the operations of the acquired business are being integrated into our operations. In addition, once integrated, acquired operations may not achieve levels of profitability comparable to those achieved by our existing operations, or otherwise perform as expected. Further, transaction-related expenses may adversely affect our earnings. These adverse effects on our earnings and results of operations may have a negative impact on the value of our stock.

        Our acquisition activities could require us to use a substantial amount of cash, other liquid assets, and/or incur debt. In addition, to the extent our costs of an acquisition exceed the fair value of the net assets acquired, goodwill will be recorded in connection with the acquisition. As discussed below, we are required to assess our goodwill for impairment at least annually, and any goodwill impairment charge could materially and adversely affect our results of operations and financial conditions during the period in which the impairment was recognized.

        Acquiring banks, bank branches or businesses involves risks commonly associated with acquisitions, including:

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  We may incur time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in management's attention being diverted from the operation of our existing business;

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  We are exposed to potential asset and credit quality risks and unknown or contingent liabilities of the banks or businesses we acquire. If these issues or liabilities exceed our estimates, our earnings, capital and financial condition may be materially and adversely affected;

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  Higher than expected deposit attrition;

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  Prices at which acquisitions can be made fluctuate with market conditions. We have experienced times during which acquisitions could not be made in specific markets at prices we considered acceptable and expect that we will experience this condition in the future;

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  The acquisition of other entities generally requires integration of systems, procedures and personnel of the acquired entity. This integration process is complicated and time consuming and can also be disruptive to the customers and employees of the acquired business and our business. If the integration process is not conducted successfully, we may not realize the anticipated economic benefits of acquisitions within the expected time frame, or ever, and we may lose customers or employees of the acquired business. We may also experience greater than anticipated customer losses even if the integration process is successful;

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  To finance an acquisition, we may borrow funds or pursue other forms of financing, such as issuing voting and/or non-voting common stock or convertible preferred stock, which may have high dividend rights or may be highly dilutive to holders of our common stock, thereby increasing our leverage and diminishing our liquidity, or issuing capital stock, which could dilute the interests of our existing shareholders;

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  We may be unsuccessful in realizing the anticipated benefits from acquisitions. For example, we may not be successful in realizing anticipated cost savings. We also may not be successful in preventing disruptions in service to existing customer relationships of the acquired institution, which could lead to a loss in revenues;

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  To finance an acquisition, we may borrow funds, thereby increasing our leverage and diminishing our liquidity, or raise additional capital, which could dilute the interests of our existing shareholders; and

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  We have completed various acquisitions in the past few years that enhanced our rate of growth. We may not be able to continue to sustain our past rate of growth or to grow at all in the future.

        In addition to the foregoing, we may face additional risks in acquisitions to the extent we acquire new lines of business or new products, or enter new geographic areas, in which we have little or no current experience, especially if we lose key employees of the acquired operations. We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with acquisitions. Our inability to overcome risks associated with acquisitions could have an adverse effect on our ability to successfully implement our acquisition growth strategy and grow our business and profitability.

If the goodwill that we recorded in connection with a business acquisition becomes impaired, it could require charges to earnings, which would have a negative impact on our financial condition and results of operations.

        Goodwill represents the amount by which the cost of an acquisition exceeded the fair value of net assets we acquired in connection with the purchase. We review goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying value of the asset might be impaired.

        We determine impairment by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in our results of operations in the periods in which they become known. As of December 31, 2017, our goodwill totaled $9.4 million. There can be no assurance that our future evaluations of goodwill will not result in findings of impairment and related write-downs, which may have a material adverse effect on our financial condition and results of operations.

We may not be able to continue growing our business, particularly if we cannot make acquisitions or increase loans through organic loan growth, either because of an inability to find suitable acquisition candidates, constrained capital resources or otherwise.

        We have grown our consolidated assets from $1.13 billion as of December 31, 2016, to $1.30 billion as of December 31, 2017, and our deposits from $924.9 million as of December 31, 2016, to $1.12 billion as of December 31, 2017. While we intend to continue to grow our business through strategic acquisitions coupled with organic loan growth, because certain of our market areas are comprised of mature, rural communities with limited population growth, we anticipate that much of our future growth will be dependent on our ability to successfully implement our acquisition growth strategy. A risk exists, however, that we will not be able to identify suitable additional candidates for acquisitions. In addition, even if suitable targets are identified, we expect to compete for such businesses with other potential bidders, many of which may have greater financial resources than we have, which may adversely affect our ability to make acquisitions at attractive prices. Furthermore, many acquisitions we may wish to pursue would be subject to approvals by bank regulatory authorities, and we cannot predict whether any targeted acquisitions will receive the required regulatory approvals. In light of the foregoing, our ability to continue to grow successfully will depend to a significant extent on our capital resources. It also will depend, in part, upon our ability to attract deposits, identify favorable loan and investment opportunities and on whether we can continue to fund growth while maintaining cost controls and asset quality, as well on other factors beyond our control, such as national, regional and local economic conditions and interest rate trends.

The required accounting treatment of loans we acquire through acquisitions, including purchased credit impaired loans, could result in higher net interest margins and interest income in current periods and lower net interest margins and interest income in future periods.

        Under GAAP, we are required to record loans acquired through acquisitions, including purchased credit impaired loans, at fair value. Estimating the fair value of such loans requires management to make estimates based on available information and facts and circumstances on the acquisition date. Actual performance could differ from management's initial estimates. If these loans outperform our original fair value estimates, the difference between our original estimate and the actual performance of the loan, or the discount, is accreted into net interest income. Thus, our net interest margins may initially increase due to the discount accretion. We expect the yields on our loans to decline as our acquired loan portfolio pays down or matures and the discount decreases, and we expect downward pressure on our interest income to the extent that the runoff on our acquired loan portfolio is not replaced with comparable high-yielding loans. This has resulted in higher net interest margins in historical periods and could result in lower interest income and net interest margins in current and future periods. For example, the total loan yield for the year ended December 31, 2017 was 5.35%, which included 46 basis points from excess accretion related to purchased credit impaired loans. As of December 31, 2017, we had a remaining accretable yield of $14.5 million. As a result of the foregoing, we are unlikely to be able to replace loans in our existing portfolio with comparable high-yielding loans and without a larger volume of high-yielding loans, we could be adversely affected. We could also be materially and adversely affected if we choose to pursue riskier higher-yielding loans that fail to perform.

We are highly dependent on our management team, and the loss of our senior executive officers or other key employees could harm our ability to implement our strategic plan, impair our relationships with customers and adversely affect our business, results of operations and growth prospects.

        Our success is dependent, to a large degree, upon the continued service and skills of our executive management team, particularly Mr. Patrick J. Fehring, our President and Chief Executive Officer, Mr. Gregory A. Wernette, our Executive Vice President and Chief Lending Officer, and Mr. David C. Walker, our Executive Vice President and Chief Financial Officer.

        Our business and growth strategies are built primarily upon our ability to retain employees with experience and business relationships within their respective market areas. The loss of Mr. Fehring, Mr. Wernette, Mr. Walker or any of our other key personnel could have an adverse impact on our business and growth because of their skills, years of industry experience, knowledge of our market areas, the difficulty of finding qualified replacement personnel and any difficulties associated with transitioning of responsibilities to any new members of the executive management team. In addition, although we have non-competition agreements with each of our seven executive officers and with several others of our senior personnel, we do not have any such agreements with other employees who are important to our business, and in any event the enforceability of non-competition agreements varies across the states in which we do business. While our mortgage originators and loan officers are generally subject to non-solicitation provisions as part of their employment, our ability to enforce such agreements may not fully mitigate the injury to our business from the breach of such agreements, as such employees could leave us and immediately begin soliciting our customers. The departure of any of our personnel who are not subject to enforceable non-competition agreements could have a material adverse impact on our business, results of operations and growth prospects.

Our ability to retain bankers and recruit additional successful bankers is critical to the success of our business strategy and any failure to do so could impair our customer relationships and adversely affect our business and results of operations.

        Our ability to retain and grow our loans, deposits and fee income depends upon the business generation capabilities, reputation and relationship management skills of our lenders. If we were to lose the services of any of our bankers, including successful bankers employed by banks that we may acquire, to a new or existing competitor or otherwise, we may not be able to retain valuable relationships and some of our customers could choose to use the services of a competitor instead of our services.

        Our success and growth strategy also depends on our continued ability to attract and retain experienced loan officers and support staff, as well as other management personnel. We may face difficulties in recruiting and retaining lenders and other personnel of our desired caliber, including as a result of competition from other financial institutions. Competition for loan officers and other personnel is strong and we may not be successful in attracting or retaining the personnel we require. In particular, many of our competitors are significantly larger with greater financial resources, and may be able to offer more attractive compensation packages and broader career opportunities. Additionally, we may incur significant expenses and expend significant time and resources on training, integration and business development before we are able to determine whether a new loan officer will be profitable or effective. If we are unable to attract and retain successful loan officers and other personnel, or if our loan officers and other personnel fail to meet our expectations in terms of customer relationships and profitability, we may be unable to execute our business strategy and our business, financial condition, results of operations and growth prospects may be negatively affected.

Fluctuations in interest rates may reduce net interest income and otherwise negatively impact our financial condition and results of operations.

        Shifts in short-term interest rates may reduce net interest income, which is the principal component of our earnings. Net interest income is the difference between the amounts received by us on our interest-earning assets and the interest paid by us on our interest-bearing liabilities. The impact on earnings is more adverse when the slope of the yield curve flattens, that is, when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates.

        Interest rate increases often result in larger payment requirements for our borrowers, which increases the potential for default. At the same time, the marketability of the underlying property may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their mortgages and other indebtedness at lower rates. At December 31, 2017, total gross loans were 83.0% of our total earning assets and exhibited a positive 8.24% sensitivity to rising interest rates in a 100 basis point parallel shock.

        A sustained increase in market interest rates could adversely affect our earnings. A significant portion of our loans have fixed interest rates and longer terms than our deposits and borrowings. As a result of the relatively low interest rate environment, an increasing percentage of our deposits have been comprised of certificates of deposit and other deposits yielding no or a relatively low rate of interest having a shorter duration than our assets. At December 31, 2017, we had $345.8 million in certificates of deposit that mature within one year and $676.9 million in non-interest bearing, NOW checking, savings and money market accounts. We would incur a higher cost of funds to retain these deposits in a rising interest rate environment. Our net interest income could be adversely affected if the rates we pay on deposits and borrowings increase more rapidly than the rates we earn on loans. In addition, a substantial amount of our residential mortgage loans and home equity lines of credit have adjustable interest rates. As a result, these loans may experience a higher rate of default in a rising interest rate environment.

        Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. Subsequently, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income.

        Rising interest rates will result in a decline in value of the fixed-rate debt securities we hold in our investment securities portfolio. The unrealized losses resulting from holding these securities would be recognized in other comprehensive income (loss) and reduce total shareholders' equity. Unrealized losses do not negatively impact our regulatory capital ratios; however, tangible common equity and the associated ratios would be reduced. If debt securities in an unrealized loss position are sold, such losses become realized and will reduce our regulatory capital ratios.

        If short-term interest rates return to their historically low levels for a prolonged period, and assuming longer term interest rates fall further, we could experience net interest margin compression as our interest earning assets would continue to reprice downward while our interest-bearing liability rates could fail to decline in tandem. This would have a material adverse effect on our net interest income and our results of operations.

Liquidity risks could affect operations and jeopardize our business, financial condition, and results of operations.

        Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and/or investment securities and from other sources could have a substantial negative effect on our liquidity. Our most important source of funds consists of our customer deposits, including escrow deposits held in connection with our commercial mortgage servicing business. Such deposit balances can decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff, or, in connection with our commercial mortgage servicing business, third parties for whom we provide servicing choose to terminate that relationship with us. If customers move money out of bank deposits and into other investments, we could lose a relatively low cost source of funds, which would require us to seek wholesale funding alternatives in order to continue to grow, thereby increasing our funding costs and reducing our net interest income and net income.

        Other primary sources of funds consist of cash from operations, investment maturities and sales, and proceeds from the issuance and sale of our equity and debt securities to investors. Additional liquidity is provided by brokered deposits, repurchase agreements and the ability to borrow from the Federal Reserve Bank and the Federal Home Loan Bank of Indianapolis (FHLB). We also may borrow from third-party lenders from time to time. Our access to funding sources in amounts adequate to finance or capitalize our activities or on terms that are acceptable to us could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry.

        Any decline in available funding could adversely impact our ability to continue to implement our strategic plan, including originate loans, invest in securities, meet our expenses, pay dividends to our shareholders or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.

We depend on non-core funding sources, which causes our cost of our funds to be higher when compared to other financial institutions.

        We use certain non-core, wholesale funding sources, including brokered deposits and FHLB advances. As of December 31, 2017, we had approximately $87.8 million of brokered deposits, which represented approximately 7.8% of our total deposits, and $45.0 million of FHLB advances. Unlike traditional deposits from our local clients, there is a higher likelihood that the funds wholesale deposits provide will not remain with us after maturity. For example, depositors who have deposited funds with us through brokers are a less stable source of funding than typical relationship deposit clients. Although we are increasing our efforts to reduce our reliance on non-core funding sources, we may not be able to increase our market share of core-deposit funding in our highly competitive market area. If we are unable to do so, we may be forced to increase the amounts of wholesale funding sources. The cost of these funds can be volatile and may exceed the cost of core deposits in our market area, which could have a material adverse effect on our net interest income. Under FDIC regulations, in the event we are deemed to be less than well-capitalized, we would be subject to restrictions on our use of brokered deposits and the interest rate we can offer on our deposits. If this happens, our use of brokered deposits and the rates we would be allowed to pay on deposits may significantly limit our ability to use these deposits as a funding source. If we are unable to participate in the national brokered deposit market for any reason in the future, our ability to replace these deposits at maturity could be adversely impacted. In addition, our maximum borrowing capacity from the FHLB is based on the amount of mortgage and commercial loans and securities we can pledge. As of December 31, 2017, our advances from the FHLB were collateralized by $316.5 million of real estate and related loans. If we are unable to pledge sufficient collateral to secure funding from the FHLB, we may lose access to this source of liquidity that we have historically relied upon. If we are unable to access any of these types of funding sources or if our costs related to them increases, our liquidity and ability to support demand for loans could be materially adversely affected.

Municipal deposits are one important source of funds for us and a reduced level of such deposits may hurt our profits.

        Municipal deposits are an important source of funds for our lending and investment activities. At December 31, 2017, $181.0 million, or 16.2%, of our total deposits were comprised of municipal deposits, including public funds deposits from local government entities primarily domiciled in the State of Michigan. Given our use of these high-average balance municipal deposits as a source of funds, our inability to retain such funds could have an adverse effect on our liquidity. In addition, our municipal deposits are primarily demand deposit accounts or short-term deposits and therefore are more sensitive to changes in interest rates. If we are forced to pay higher rates on our municipal deposits to retain those funds, or if we are unable to retain those funds and we are forced to turn to borrowing sources for our lending and investment activities, the interest expense associated with such borrowings may be higher than the rates we are paying on our municipal deposits, which could adversely affect our net income.

Our liquidity is dependent on dividends from the Bank.

        The Company is a legal entity separate and distinct from the Bank. A substantial portion of our cash flow, including cash flow to pay principal and interest on any debt we may incur, comes from dividends the Company receives from the Bank. Various federal and state laws and regulations limit the amount of dividends that the Bank may pay to the Company. For example, Michigan law only permits banks to pay dividends if the bank will have a surplus amounting to not less than 20% of its capital after the payment of the dividend, and banks may pay dividends only out of net income then on hand, after deducting its bad debts. Under federal law, the Bank's ability to pay dividends may be restricted if the Bank does not meet the capital conservation buffer requirement. As of December 31, 2017, the Bank had the capacity to pay the Company a dividend of up to $23.0 million without the need to obtain prior regulatory approval. Also, the Company's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. In the event the Bank is unable to pay dividends to us, we may not be able to service any debt we may incur, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We may need to raise additional capital in the future, and if we fail to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, our financial condition, liquidity and results of operations, as well as our ability to maintain regulatory compliance, would be adversely affected.

        We face significant capital and other regulatory requirements as a financial institution. Although management believes that funds raised in this offering will be sufficient to fund operations and growth initiatives for at least the next eighteen to twenty-four months based on our estimated future operations, we may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, which could include the possibility of financing acquisitions. In addition, the Company, on a consolidated basis, and the Bank, on a stand-alone basis, must meet certain regulatory capital requirements and maintain sufficient liquidity. Importantly, regulatory capital requirements could increase from current levels, which could require us to raise additional capital or contract our operations. Our ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and on our financial condition and performance. Accordingly, we cannot assure you that we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to maintain capital to meet regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected.

Our securities portfolio may be negatively impacted by fluctuations in market value and interest rates.

        Our securities portfolio may be impacted by fluctuations in market value, potentially reducing accumulated other comprehensive income and/or earnings. As of December 31, 2017, the fair value of our securities portfolio was approximately $151.0 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. Changes in interest rates can have an adverse effect on our financial condition, as our available-for-sale securities are reported at their estimated fair value, and therefore are impacted by fluctuations in interest rates. For example, fixed-rate securities acquired by us are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities or our own analysis of the value of the security, defaults by the issuer or individual mortgagors with respect to the underlying securities, and limited investor demand. Our securities portfolio is evaluated quarterly for other-than-temporary impairment. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. If this evaluation shows impairment to the actual or projected cash flows associated with one or more securities, a potential loss to earnings may occur. We increase or decrease our shareholders' equity by the amount of change in the estimated fair value of the available-for-sale securities, net of taxes. There can be no assurance that the declines in market value will not result in other-than-temporary impairments of these assets, which would lead to accounting charges that could have a material adverse effect on our financial condition and results of operations.

        The valuation of our investment securities also is influenced by additional external market and other factors, including implementation of SEC and FASB guidance on fair value accounting, default rates on residential mortgage securities and rating agency actions. Accordingly, there can be no assurance that future declines in the market value of our private label mortgage backed securities or other investment securities will not result in other-than-temporary impairment, or OTTI, of these assets and lead to accounting charges that could have an adverse effect on our results of operations.

Downgrades in the credit rating of one or more insurers that provide credit enhancement for our state and municipal securities portfolio may have an adverse impact on the market for and valuation of these types of securities.

        We invest in tax-exempt state and local municipal securities, some of which are insured by monoline insurers. As of December 31, 2017, we had $53.2 million of municipal securities, which represented 35.3% of our total securities portfolio. Since the economic crisis unfolded in 2008, several of these insurers have come under scrutiny by rating agencies. Even though management generally purchases municipal securities on the overall credit strength of the issuer, the reduction in the credit rating of an insurer may negatively impact the market for and valuation of our investment securities. Such downgrade could adversely affect our liquidity, financial condition and results of operations. Of the $53.2 million of municipal securities held as of December 31, 2017, the Bank held 33 tax-exempt state and local municipal securities totaling $22.5 million backed by the Michigan School Bond Loan

Fund (MSBLF). Each of these tax-exempt state and local municipal securities positions have an underlying credit of at least BBB or better by one of the Nationally Recognized Statistical Rating Organizations as well as explicit backing by the MSBLF. The MSBLF is currently rated AA– by Standard & Poor's, and AA1 by Moody's.

Our mortgage banking profitability could significantly decline if we are not able to originate and resell a high volume of mortgage loans.

        Mortgage production, especially refinancing activity, declines in rising interest rate environments. While we have been experiencing historically low interest rates over the last few years, this low interest rate environment likely will not continue indefinitely. Moreover, when interest rates increase further, there can be no assurance that our mortgage production will continue at current levels. Because we sell a substantial portion of the mortgage loans we originate, the profitability of our mortgage banking business also depends in large part on our ability to aggregate a high volume of loans and sell them in the secondary market at a gain. Thus, in addition to our dependence on the interest rate environment, we are dependent upon (i) the existence of an active secondary market and (ii) our ability to profitably sell loans or securities into that market. If our level of mortgage production declines, the profitability will depend upon our ability to reduce our costs commensurate with the reduction of revenue from our mortgage operations.

        Our ability to originate and sell mortgage loans readily is dependent upon the availability of an active secondary market for single-family mortgage loans, which in turn depends in part upon the continuation of programs currently offered by government-sponsored entities (GSEs) and other institutional and non-institutional investors. These entities account for a substantial portion of the secondary market in residential mortgage loans. Because the largest participants in the secondary market are Fannie Mae and Freddie Mac, GSEs whose activities are governed by federal law, any future changes in laws that significantly affect the activity of these GSEs could, in turn, adversely affect our operations. In September 2008, Fannie Mae and Freddie Mac were placed into conservatorship by the U.S. government. The federal government has for many years considered proposals to reform Fannie Mae and Freddie Mac, but the results of any such reform, and their impact on us, are difficult to predict. To date, no reform proposal has been enacted.

        In addition, our ability to sell mortgage loans readily is dependent upon our ability to remain eligible for the programs offered by the GSEs and other institutional and non-institutional investors. Any significant impairment of our eligibility with any of the GSEs could materially and adversely affect our operations. Further, the criteria for loans to be accepted under such programs may be changed from time to time by the sponsoring entity, which could result in a lower volume of corresponding loan originations. The profitability of participating in specific programs may vary depending on a number of factors, including our administrative costs of originating and purchasing qualifying loans and our costs of meeting such criteria.

        When we sell or securitize mortgage loans in the ordinary course of business, we are required to make certain representations and warranties to the purchaser about the mortgage loans and the manner in which they were originated. Under these agreements, we may be required to repurchase mortgage loans if we have breached any of these representations or warranties, in which case we may record a loss. In addition, if repurchase and indemnity demands increase on loans that we sell from our portfolios, our liquidity, results of operations and financial condition could be adversely affected.

Our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our business and the value of our stock.

        We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results and the value of our stock may be materially adversely affected.

Our accounting estimates and risk management processes and controls rely on analytical and forecasting techniques and models and assumptions, which may not accurately predict future events.

        Our accounting policies and methods are fundamental to the manner in which we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with GAAP and reflect management's judgment of the most appropriate manner to report our financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet which may result in our reporting materially different results than would have been reported under a different alternative.

        Certain accounting policies are critical to presenting our financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include policies related to the allowance for loan losses, securities, purchased credit impaired loans and income taxes. See Note 1 of the Company's audited consolidated financial statements included as part of this prospectus for further information. Because of the uncertainty of estimates involved in these matters, we may be required to do one or more of the following: significantly increase the allowance for loan losses or sustain loan losses that are significantly higher than the reserve provided, experience additional impairment in our securities portfolio or record a valuation allowance against our deferred tax assets. Any of these could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

        Our risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate and compliance. Our risk management processes, internal controls, disclosure controls and corporate governance policies and procedures are based in part on certain assumptions and can provide only reasonable (not absolute) assurances that the objectives of the system are met. Any failure or circumvention of our controls, processes and procedures or failure to comply with regulations related to controls, processes and procedures could necessitate changes in those controls, processes and procedures, which may increase our compliance costs, divert management attention from our business or subject us to regulatory actions and increased regulatory scrutiny. Any of these could have a material adverse effect on our business, financial condition, results of operations and growth prospects. If our framework is not effective, we could suffer unexpected losses and our business, financial condition, results of operations or growth prospects could be materially and adversely affected. We may also be subject to potentially adverse regulatory consequences.

Changes in accounting standards could materially impact our financial statements.

        From time to time, the Financial Accounting Standards Board or the SEC may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how these standards should be applied. These changes may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in our needing to revise or restate prior period financial statements.

The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.

        As a result of this offering, we will become subject to the reporting requirements of the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition with the SEC. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. We anticipate that these costs will materially increase our general and administrative expenses. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management's attention from implementing our strategic plan, which could prevent us from successfully implementing our growth initiatives and improving our business, results of operations and financial condition.

        As an "emerging growth company" as defined in the JOBS Act, we intend to take advantage of certain temporary exemptions from various reporting requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and an exemption from the requirement to obtain an attestation from our auditors on management's assessment of our internal control over financial reporting. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

The financial reporting resources we have put in place may not be sufficient to ensure the accuracy of the additional information we are required to disclose as a publicly listed company.

        As a result of becoming a publicly listed company, we will be subject to the heightened financial reporting standards under GAAP and SEC rules, including more extensive levels of disclosure. Complying with these standards requires enhancements to the design and operation of our internal control over financial reporting as well as additional financial reporting and accounting staff with appropriate training and experience in GAAP and SEC rules and regulations.

        If we are unable to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results accurately, or report them within the timeframes required by law or stock exchange regulations. Failure to comply with the Sarbanes-Oxley Act, when and as applicable, could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. If material weaknesses or other deficiencies occur, our ability to report our financial results accurately and timely could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our consolidated financial statements, a decline in our stock price, suspension or delisting of our common stock from the Nasdaq Global Select Market, and could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Even if we are able to report our financial statements accurately and in a timely manner, any failure in our efforts to implement the improvements or disclosure of material weaknesses in our future filings with the SEC could cause our reputation to be harmed and our stock price to decline significantly.

        In addition, the JOBS Act provides that, so long as we qualify as an emerging growth company, we will be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act, which would require that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting. We may take advantage of this exemption so long as we qualify as an emerging growth company.

Litigation and regulatory actions, including possible enforcement actions, could subject us to significant fines, penalties, judgments or other requirements resulting in increased expenses or restrictions on our business activities.

        Our business is subject to increased litigation and regulatory risks as a result of a number of factors, including the highly regulated nature of the financial services industry and the focus of state and federal prosecutors on banks and the financial services industry generally. This focus has only intensified since the financial crisis, with regulators and prosecutors focusing on a variety of financial institution practices and requirements, including foreclosure practices, compliance with applicable consumer protection laws, classification of "held for sale" assets and compliance with anti-money laundering statutes, the Bank Secrecy Act and sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, or the Treasury.

        In the normal course of business, from time to time, we have in the past and may in the future be named as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our current or prior business activities. Legal actions could include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. We may also, from time to time, be the subject of subpoenas, requests for information, reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding our current or prior business activities. Any such legal or regulatory actions may subject us to substantial compensatory or punitive damages, significant fines, penalties, obligations to change our business practices or other requirements resulting in increased expenses, diminished income and damage to our reputation. Our involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation and divert management attention from the operation of our business. Further, any settlement, consent order or adverse judgment in connection with any formal or informal proceeding or investigation by government agencies may result in litigation, investigations or proceedings as other litigants and government agencies begin independent reviews of the same activities. As a result, the outcome of legal and regulatory actions could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We have a continuing need for technological change, and we may not have the resources to effectively implement new technology or we may experience operational challenges when implementing new technology.

        The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations as we continue to grow and expand our market area. We may experience operational challenges as we implement these new technology enhancements, or seek to implement them across all of our offices and business units, which could result in us not fully realizing the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.

        Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products to those that we will be able to offer, which would put us at a competitive disadvantage. Accordingly, a risk exists that we will not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers.

        In addition, the implementation of technological changes and upgrades to maintain current systems and integrate new ones may also cause service interruptions, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. We expect that new technologies and business processes applicable to the banking industry will continue to emerge, and these new technologies and business processes may be better than those we currently use. Because the pace of technological change is high and our industry is intensely competitive, we may not be able to sustain our investment in new technology as critical systems and applications become obsolete or as better ones become available. A failure to successfully keep pace with technological change affecting the financial services industry and failure to avoid interruptions, errors and delays could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Real estate market volatility and future changes in our disposition strategies could result in net proceeds that differ significantly from our other real estate owned fair value appraisals.

        As of December 31, 2017, we had $652 thousand of other real estate owned. Our other real estate owned portfolio consists of properties that we obtained through foreclosure or through an in-substance foreclosure in satisfaction of loans. We obtain updated valuations in the form of appraisals and broker price opinions when a loan has been foreclosed and the property taken in as other real estate owned and at certain other times during the asset holding period. Our net book value in the loan at the time of foreclosure and thereafter is compared to the updated market value of the foreclosed property less estimated selling costs (fair value). A charge-off is recorded for any excess in the asset's net book value over its fair value. Significant judgment is required in estimating the fair value of other real estate owned property, and the period of time within which such estimates can be considered current is significantly shortened during periods of market volatility. If our valuation process is incorrect, or if property values decline, the fair value of the investments in real estate may not be sufficient to recover our carrying value in such assets, resulting in the need for additional write-downs. Significant write-downs to our investments in real estate could have a material adverse effect on our financial condition, liquidity and results of operations.

        In response to market conditions and other economic factors, we may utilize alternative sale strategies other than orderly disposition as part of our other real estate owned disposition strategy, such as immediate liquidation sales. In this event, as a result of the significant judgments required in estimating fair value and the variables involved in different methods of disposition, the net proceeds realized from such sales transactions could differ significantly from appraisals, comparable sales and other estimates used to determine the fair value of our other real estate owned properties. In addition, bank regulators periodically review our other real estate owned and may require us to recognize further write-downs. Any increase in our write-downs, as required by the bank regulators, may have a material adverse effect on our financial condition, liquidity and results of operations.

Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition, and could result in further losses in the future.

        As of December 31, 2017, our nonperforming loans (which consist of nonaccrual loans and nonperforming loans modified under troubled debt restructurings) totaled $14.0 million, or 1.4% of our loan portfolio, and our nonperforming assets, which include other real estate owned, totaled $14.7 million, or 1.1% of total assets. In addition, we had $440 thousand of loans more than 90 days past due and still accruing and $6.7 million in accruing loans that were 31-89 days delinquent as of December 31, 2017.

        Our nonperforming assets adversely affect our net income in various ways:

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  We do not record interest income on nonaccrual loans or nonperforming investment securities, except on a cash basis when the collectability of the principal is not in doubt.

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  We must provide for probable loan losses through a current period charge to the provision for loan losses.

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  Non-interest expense increases when we must write down the value of properties in our OREO portfolio to reflect changing market values.

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  Non-interest income decreases when we must recognize other-than-temporary impairment on nonperforming investment securities.

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  There are legal fees associated with the resolution of problem assets, as well as carrying costs, such as taxes, insurance, and maintenance costs related to our OREO.

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  The resolution of nonperforming assets requires the active involvement of management, which can distract them from more profitable activity.

        If we experience increases in nonperforming loans and nonperforming assets, our losses and troubled assets could increase significantly, which could have a material adverse effect on our financial condition and results of operations as our loan administration costs could increase, each of which could have an adverse effect on our net income and related ratios, such as return on assets and equity. In addition to the nonperforming loans, there were $1.2 million in loans classified as performing troubled debt restructurings at December 31, 2017.

We depend on the accuracy and completeness of information provided by customers and counterparties.

        In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We also may rely on representations of customers and counterparties as to the accuracy and completeness of that information. In deciding whether to extend credit, we may rely upon our customers' representations that their financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. We also may rely on customer representations and certifications, or other audit or accountants' reports, with respect to the business and financial condition of our clients. Our financial condition, results of operations, financial reporting and reputation could be negatively affected if we rely on materially misleading, false, inaccurate or fraudulent information.

New lines of business, products, product enhancements or services may subject us to additional risks.

        From time to time, we may implement new lines of business or offer new products and product enhancements as well as new services within our existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances in which the markets are not fully developed. In implementing, developing or marketing new lines of business, products, product enhancements or services, we may invest significant time and resources, although we may not assign the appropriate level of resources or expertise necessary to make these new lines of business, products, product enhancements or services successful or to realize their expected benefits. Further, initial timetables for the introduction and development of new lines of business, products, product enhancements or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also affect the ultimate implementation of a new line of business or offerings of new products, product enhancements or services. Furthermore, any new line of business, product, product enhancement or service or system conversion could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We face strong competition from financial services companies and other companies that offer banking, mortgage, and leasing services and providers of SBA loans, which could harm our business.

        Our operations consist of offering banking and mortgage services, and we also offer SBA lending, trust and leasing services to generate noninterest income. Many of our competitors offer the same, or a wider variety of, banking and related financial services within our market areas. These competitors include national banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In addition, a number of out-of-state financial intermediaries have opened production offices or otherwise solicit deposits in our market areas. Additionally, we face growing competition from so-called "online businesses" with few or no physical locations, including online banks, lenders and consumer and commercial lending platforms, as well as automated retirement and investment service providers. Increased competition in our markets may result in reduced loans, deposits and commissions and brokers' fees, as well as reduced net interest margin and profitability. Ultimately, we may not be able to compete successfully against current and future competitors. If we are unable to attract and retain banking, mortgage, and leasing customers, we may be unable to continue to grow our business, and our financial condition and results of operations may be adversely affected.

        Our ability to compete successfully depends on a number of factors, including, among other things:

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  the ability to develop, maintain and build long-term customer relationships based on top quality service, high ethical standards and safe, sound assets;

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  the scope, relevance and pricing of products and services offered to meet customer needs and demands;

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  the rate at which we introduce new products and services relative to our competitors;

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  customer satisfaction with our level of service;

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  the ability to expand our market position; and

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  industry and general economic trends.

        Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could adversely affect our business, financial condition and results of operations.

        We also face competition for acquisition opportunities in connection with the implementation of our acquisition strategy. Because there are a limited number of acquisition opportunities in our target market, we face competition from other banks and financial institutions, many of which possess greater financial, human, technical and other resources than we do. Our ability to compete in acquiring target institutions will depend on our available financial resources to fund the acquisitions, including the amount of cash and cash equivalents we have and the liquidity and market price of our common stock. In addition, increased competition may also drive up the acquisition consideration that we will be required to pay in order to successfully capitalize on attractive acquisition opportunities.

The success of our SBA lending program is dependent upon the continued availability of SBA loan programs, our status as a preferred lender under the SBA loan programs and our ability to comply with applicable SBA lending requirements.

        As an SBA Preferred Lender, we enable our clients to obtain SBA loans without being subject to the potentially lengthy SBA approval process necessary for lenders that are not SBA Preferred Lenders. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose other restrictions, including revocation of the lender's Preferred Lender status. If we lose our status as a Preferred Lender, we may lose our ability to compete effectively with other SBA Preferred Lenders, and as a result we would experience a material adverse effect to our financial results. Any changes to the SBA program, including changes to the level of guaranty provided by the federal government on SBA loans or changes to the level of funds appropriated by the federal government to the various SBA programs, may also have an adverse effect on our business, results of operations and financial condition.

        Historically we have sold the guaranteed portion of our SBA 7(a) loans in the secondary market. These sales have resulted in our earning premium income and have created a stream of future servicing income. There can be no assurance that we will be able to continue originating these loans, that a secondary market will exist or that we will continue to realize premiums upon the sale of the guaranteed portion of these loans. When we sell the guaranteed portion of our SBA 7(a) loans, we incur credit risk on the retained, non-guaranteed portion of the loans.

        In order for a borrower to be eligible to receive an SBA loan, the lender must establish that the borrower would not be able to secure a bank loan without the credit enhancements provided by a guaranty under the SBA program. Accordingly, the SBA loans in our portfolio generally have weaker credit characteristics than the rest of our portfolio, and may be at greater risk of default in the event of deterioration in economic conditions or the borrower's financial condition. In the event of a loss resulting from default and a determination by the SBA that there is a deficiency in the manner in which the loan was originated, funded or serviced by us, the SBA may require us to repurchase the previously sold portion of the loan, deny its liability under the guaranty, reduce the amount of the guaranty, or, if it has already paid under the guaranty, seek recovery of the principal loss related to the deficiency from us. We have not had any loss history to date with respect to the outstanding guaranteed portion of SBA loans and accordingly have not recorded a recourse reserve. Additions to a recourse reserve may materially decrease our net income, which may adversely affect our business, results of operations and financial condition.

We provide financial services to money services businesses, which include check cashers, issuers/sellers of traveler's checks, money orders and stored value cards, and money transmitters. Providing banking services to money service businesses exposes us to enhanced risks from noncompliance with a variety of laws and regulations.

        We provide financial services to the check cashing industry, offering currency, check clearing, monetary instrument, depository and credit services. We also provide treasury management services to money transmitters. Financial institutions that open and maintain accounts for money services businesses are expected to apply the requirements of the USA Patriot Act and Bank Secrecy Act, as they do with all accountholders, on a risk-assessed basis. As with any category of accountholder, there will be money services businesses that pose little risk of money laundering or lack of compliance with other laws and regulations and those that pose a significant risk. Providing treasury management services to money services businesses represent a significant compliance and regulatory risk, and failure to comply with all statutory and regulatory requirements could result in fines or sanctions.

Our branch network expansion strategy may negatively affect our financial performance.

        We recently opened banking centers in Grand Rapids, Detroit and Bloomfield Township, and we plan to open two new banking centers in 2019 and 2020. Our branch expansion strategy may not generate earnings, or may not generate earnings within a reasonable period of time. Numerous factors contribute to the performance of a new or acquired branch, such as a suitable location, each market's competitive environment, managerial resources, qualified personnel, and an effective marketing strategy. New branches require a significant investment of both financial and personnel resources. Additionally, it takes time for a new branch to generate sufficient favorably priced deposits to produce enough income, including funding loan growth generated by our organization, to offset expenses related to the branch, some of which, like salaries and occupancy expense, are considered fixed costs. Opening new branches in existing markets or new market areas could also divert resources from current core operations and thereby further adversely affect our growth and profitability. Finally, there is a risk that our new branches will not be successful even after they have been established.

Risks Related to the Business Environment and Our Industry

Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition or results of operations.

        The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, among other things, imposed new capital requirements on bank holding companies; changed the base for FDIC insurance assessments to a bank's average consolidated total assets minus average tangible equity, rather than upon its deposit base; permanently raised the current standard deposit insurance limit to $250,000; and expanded the FDIC's authority to raise insurance premiums. The Dodd-Frank Act established the Consumer Financial Protection Bureau (CFPB) as an independent entity within the Federal Reserve, which has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards and contains provisions on mortgage-related matters, such as steering incentives, determinations as to a borrower's ability to repay and prepayment penalties. Although the applicability of certain elements of the Dodd-Frank Act is limited to institutions with more than $10 billion in assets, there can be no guarantee that such applicability will not be extended in the future or that regulators or other third parties will not seek to impose such requirements on institutions with less than $10 billion in assets, such as the Bank.

        Compliance with the Dodd-Frank Act and its implementing regulations has and will continue to result in additional operating and compliance costs that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

        In addition, new proposals for legislation continue to be introduced in the U.S. Congress that could further substantially increase regulation of the bank and non-bank financial services industries and impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Certain aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose us to additional costs, including increased compliance costs. The current administration has indicated that it would like to see changes made to certain financial reform regulations, including the Dodd-Frank Act, which has resulted in increased regulatory uncertainty, and we are assessing the potential impact on financial and economic markets and on our business. Changes in federal policy and at regulatory agencies are expected to occur over time through policy and personnel changes, which could lead to changes involving the level of oversight and focus on the financial services industry. The nature, timing and economic and political effects of potential changes to the current legal and regulatory framework affecting financial institutions remain highly uncertain. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply and could have an adverse effect on our business, financial condition and results of operations.

As a result of the Dodd-Frank Act and rulemaking, we are subject to more stringent capital requirements.

        In July 2013, the U.S. federal banking authorities approved the implementation of the Basel III regulatory capital reforms, or Basel III, and issued rules effecting Basel III and certain changes required by the Dodd-Frank Act. These rules are applicable to all U.S. banks that are FDIC-insured as well as to bank and saving and loan holding companies, other than "small bank holding companies" (generally bank holding companies with consolidated assets of less than $1.0 billion). Basel III not only increased most of the required minimum regulatory capital ratios, it introduced a new common equity Tier 1 capital ratio and the concept of a capital conservation buffer. The rules also established additional criteria that capital instruments must meet to be considered additional Tier 1 and Tier 2 capital. In order to be a "well-capitalized," a depository institution under the new regime, an institution must maintain a common equity Tier 1 capital ratio of 6.5% or more; a Tier 1 capital ratio of 8% or more; a total capital ratio of 10% or more; and a leverage ratio of 5% or more. Institutions must also maintain a capital conservation buffer consisting of common equity Tier 1 capital. These Basel III capital rules became effective as applied to us and the Bank on January 1, 2015, with a phase-in period that generally extends through January 1, 2019 for many of the changes.

        The failure to meet applicable regulatory capital requirements could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could affect customer and investor confidence, our costs of funds and FDIC insurance costs, our ability to pay dividends on our common stock, our ability to make acquisitions, and our business, results of operations and financial conditions, generally.

Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.

        In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

        The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

Federal and state regulators periodically examine our business, and we may be required to remediate adverse examination findings.

        The Federal Reserve, the FDIC, and the Michigan Department of Insurance and Financial Services periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil money penalties, to fine or remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us could have an adverse effect on our business, financial condition and results of operations.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

        The Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations prohibit discriminatory lending practices by financial institutions. The U.S. Department of Justice, and federal and state banking and other agencies, and other federal agencies are responsible for enforcing these laws and regulations. A challenge to an institution's compliance with fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

        The Bank Secrecy Act, the USA Patriot Act and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and to file reports such as suspicious activity reports and currency transaction reports. We are required to comply with these and other anti-money laundering requirements. The federal banking agencies and Financial Crimes Enforcement Network are authorized to impose significant civil money penalties for violations of those requirements and have recently engaged in coordinated enforcement efforts against banks and other financial services providers with the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans.

        Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

        We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively affected by these laws. For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things (i) imposes certain limitations on our ability to share nonpublic personal information about our clients with nonaffiliated third parties, (ii) requires that we provide certain disclosures to clients about our information collection, sharing and security practices and afford clients the right to "opt out" of any information sharing by us with nonaffiliated third parties (with certain exceptions) and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities and the sensitivity of client information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level, by the Federal Trade Commission and the CFPB, as well as at the state level, such as with regard to mobile applications.

        Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting client or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

The Federal Reserve may require us to commit capital resources to support the Bank.

        As a matter of policy, the Federal Reserve expects a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. The Dodd-Frank Act codified the Federal Reserve's policy on serving as a source of financial strength. Under the "source of strength" doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Any loans by a holding company to its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the Company to make a required capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations.

We may be adversely affected by the soundness of other financial institutions.

        Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. These losses or defaults could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Additionally, if our competitors were extending credit on terms we found to pose excessive risks, or at interest rates which we believed did not warrant the credit exposure, we may not be able to maintain our business volume and could experience deteriorating financial performance.

Risks Related to this Offering and an Investment in Our Common Stock

An active, liquid trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the public offering price, or at all.

        Prior to this offering, there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The public offering price for our common stock will be determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration in an acquisition.

The price of our common stock could be volatile following this offering.

        The market price of our common stock following this offering may be volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control including, but not limited to:

  •
  general economic conditions and overall market fluctuations;

  •
  actual or anticipated fluctuations in our quarterly or annual operating results;

  •
  operating and stock price performance of other companies that investors deem comparable to us;

  •
  announcements by us or our competitors of significant acquisitions, dispositions, innovations or new programs and services;

  •
  the public reaction to our press releases, our other public announcements and our filings with the SEC;

  •
  changes in financial estimates and recommendations by securities analysts following our stock, or the failure of securities analysts to cover our common stock after this offering;

  •
  changes in earnings estimates by securities analysts or our ability to meet those estimates;

  •
  the trading volume of our common stock;

  •
  changes in business, legal or regulatory conditions, or other developments affecting participants in our industry, and publicity regarding our business or any of our significant customers or competitors;

  •
  changes in accounting standards, policies, guidance, interpretations or principles; and

  •
  future sales of our common stock by us, directors, executives and significant shareholders.

        The realization of any of the risks described in this "Risk Factors" section could have a material adverse effect on the market price of our common stock and cause the value of your investment to decline. In addition, the stock market experiences extreme volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect investor confidence and could affect the trading price of our common stock over the short, medium or long term, regardless of our actual performance. If the market price of our common stock reaches an elevated level following this offering, it may materially and rapidly decline. In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted securities class action litigation. If we were to be involved in a class action lawsuit, we could incur substantial costs and it could divert the attention of senior management and have a material adverse effect on our business, financial condition and results of operations.

An investment in our common stock is not an insured deposit.

        An investment in our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described herein, and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you could lose some or all of your investment.

If equity research analysts do not publish research or reports about our business, or if they do publish such reports but issue unfavorable commentary or downgrade our common stock, the price and trading volume of our common stock could decline.

        The trading market for our common stock could be affected by whether equity research analysts publish research or reports about us and our business. We cannot predict at this time whether any research analysts will publish research and reports on us and our common stock. If one or more equity analysts do cover us and our common stock and publish research reports about us, the price of our stock could decline if one or more securities analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

        If any of the analysts who elect to cover us downgrades our stock, our stock price could decline rapidly. If any of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.

Shares of certain shareholders may be sold into the public market in the near future. This could cause the market price of our common stock to drop significantly.

        In connection with this offering, we, our directors, our executive officers and each of the selling shareholders have each agreed to enter into lock-up agreements that restrict the sale of their holdings of our common stock for a period of 180 days from the date of this prospectus. In addition, any shares purchased through the reserved share program described in this prospectus are subject to the same 180-day lockup period. The underwriters, in their discretion, may release any of the shares of our common stock subject to these lock-up agreements at any time without notice. In addition, after this offering, approximately            shares of our common stock that are currently issued and outstanding will not be subject to lock-up. The resale of such shares could cause the market price of our stock to drop significantly, and concerns that those sales may occur could cause the trading price of our common stock to decrease or to be lower than it might otherwise be.

        In addition, immediately following this offering, we intend to file a registration statement on Form S-8 registering under the Securities Act of 1933, as amended, or the Securities Act, the shares of common stock reserved for issuance in respect of incentive awards issued under our equity incentive plans. If a large number of shares are sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital.

Our management will have broad discretion as to the use of proceeds from this offering, and we may not use the proceeds effectively.

        We are not required to apply any portion of the net proceeds of this offering for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. A portion of the proceeds are expected to be used to provide additional capital as a cushion against minimum regulatory capital requirements, which may tend to reduce our return on equity as opposed to if such proceeds were used for further growth. Our shareholders may not agree with the manner in which our management chooses to allocate and invest the net proceeds. As part of your investment decision, you will not be able to assess or direct how we apply these net proceeds. We may not be successful in using the net proceeds from this offering to increase our profitability or market value and we cannot predict whether the proceeds will be invested to yield a favorable return. If we do not apply these funds effectively, we may lose significant business opportunities. Furthermore, our stock price could decline if the market does not view our use of the net proceeds from this offering favorably.

You will incur immediate dilution as a result of this offering.

        If you purchase common stock in this offering, you will pay more for your shares than our existing net tangible book value per share. As a result, you will incur immediate dilution of $            per share, representing the difference between the public offering price of $            per share (the mid-point of the range set forth on the cover page of this prospectus) and our adjusted net tangible book value per share after giving effect to this offering. This represents      % dilution from the public offering price.

If a substantial number of shares of our stock become available for sale and are sold in a short period of time, the market price of our common stock could decline.

        If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress our market price. Our amended and restated articles of incorporation authorize us to issue 20,000,000 shares of common stock, of which              are expected to be outstanding upon consummation of this offering (or            assuming the underwriters exercise their option to purchase additional shares in full), based on information as of March 1, 2018. This number includes            shares that we are selling in this offering (or            assuming the underwriters exercise their option to purchase additional shares in full), which will be freely transferable without restriction or further registration under the Securities Act. Of the remaining                shares of our common stock outstanding,            shares of common stock held by our directors, executive officers, and the selling shareholders will be restricted from immediate resale under lock-up agreements with the underwriters, which generally provide for a lock-up period of 180 days following this offering (unless the representative of the underwriters waives such lock-up period), but may be sold in the near future. See "Underwriting" and "Shares Eligible for Future Sale." Following the expiration of the applicable lock-up period, all these shares of our common stock will be eligible for resale under Rule 144 of the Securities Act, subject to volume limitations and applicable holding period requirements.

        Following the completion of this offering, we also intend to file a registration statement on Form S-8 under the Securities Act covering            shares of our common stock that may be issued in the future under our equity incentive plans, as described further under "Executive Compensation—Long Term Incentive Plans." Accordingly, subject to certain vesting requirements, shares registered under that registration statement will be available for sale in the open market immediately by persons other than our executive officers and directors and immediately after the lock-up agreements expire by our executive officers and directors.

        We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments and pursuant to compensation and incentive plans. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

Future equity issuances could result in dilution, which could cause our common stock price to decline.

        We are generally not restricted from issuing additional shares of our common stock, up to the 20 million shares of common stock authorized in our articles of incorporation, which could be increased by a vote of a majority of our shares. We may issue additional shares of our common stock in the future pursuant to current or future equity compensation plans, upon conversions of preferred stock or debt, upon exercise of warrants or in connection with future acquisitions or financings. If we choose to raise capital by selling shares of our common stock for any reason, the issuance would have a dilutive effect on the holders of our common stock and could have a material negative effect on the market price of our common stock.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

        Although there are currently no shares of our preferred stock issued and outstanding, our articles of organization authorize us to issue up to 50,000 shares of one or more series of preferred stock. The board also has the power, without shareholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. In addition, the ability of our board of directors to issue shares of preferred stock without any action on the part of our shareholders may impede a takeover of us and prevent a transaction perceived to be favorable to our shareholders.

The holders of our debt obligations and preferred stock, if any, will have priority over our common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest and dividends.

        Shares of our common stock are equity interests and do not constitute indebtedness. As such, our common stock ranks junior to all our customer deposits and indebtedness, and other non-equity claims on us, with respect to assets available to satisfy claims. As of December 31, 2017, we had $15.0 million aggregate principal amount of subordinated notes outstanding.

        As a result, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution or winding up of the Company until after all of our obligations to our debt holders have been satisfied and holders of any senior equity securities, including preferred shares, have received any payment or distribution due to them.

Provisions in our organizational documents and Michigan law may have an anti-takeover effect, and there are substantial regulatory limitations on changes of control of bank holding companies.

        Provisions of our organizational documents and the Michigan Business Corporation Act, or the MBCA, could make it more difficult for a third-party to acquire us, even if doing so would be perceived to be beneficial by our shareholders, which are further described under "Description of Capital Stock—Anti-Takeover Considerations and Special Provisions of Our Articles, Bylaws and Michigan Law." Furthermore, with certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock. Moreover, the combination of these provisions effectively inhibits certain mergers or other business combinations, which, in turn, could adversely affect the market price of our common stock.

We may not continue our plan to pay dividends on our common stock, so you may not receive funds without selling your common stock.

        We will pay our first quarterly dividend on our common stock on April 15, 2018. There can be no guarantee that we will continue to pay dividends in the future. Our ability to pay dividends on our common stock is dependent on the Bank's ability to pay dividends to us, which is limited by applicable laws and banking regulations. Our ability to pay dividends on our common stock may in the future be restricted by the terms of any debt or preferred securities we may incur or issue. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. Accordingly, shares of common stock should not be purchased by persons who need or desire dividend income from their investment.

We are an "emerging growth company," and the reduced regulatory and reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

        We are an "emerging growth company," as described in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments. The JOBS Act also permits an "emerging growth company" such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to, and expect to continue to, take advantage of certain of these and other exemptions until we are no longer an emerging growth company.

        In addition, even if we comply with the greater disclosure obligations of public companies that are not emerging growth companies immediately after this offering, we may avail ourselves of these reduced requirements applicable to emerging growth companies from time to time in the future, so long as we are an emerging growth company. We will remain an emerging growth company for up to five years, unless we earlier cease to be an emerging growth company, which would occur if our annual gross revenues exceed $1.07 billion, if we issue more than $1.0 billion in non-convertible debt in a three-year period, or if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. Investors and securities analysts may find it more difficult to evaluate our common stock because we may rely on one or more of these exemptions, and, as a result, investors may find our common stock less attractive if we rely on the exemptions, which may result in a less active trading market, increased volatility in our stock price and investor confidence and the market price of our common stock may be materially and adversely affected

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an emerging growth company, our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates.

        We have elected to use the extended transition period for complying with new or revised accounting standards under Section 7(a)(2)(B) of the Securities Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates. Because our financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, financial results or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock. We cannot predict if investors will find our common stock less attractive because we plan to rely on this exemption. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our principal shareholders and their affiliates own a substantial portion of our outstanding equity, and their interests may not always coincide with the interests of other holders.

        After giving effect to this offering, we expect that [    •    ] of our current shareholders, including [    •    ] members of our board of directors, will collectively hold shares representing approximately [    •    ]% of our outstanding voting power (or [    •    ]% if the underwriters exercise their option to purchase additional shares of common stock in full). As a result, these shareholders could potentially have significant influence over all matters presented to our shareholders for approval, including election and removal of our directors and change in control transactions. The interests of such shareholders may not always coincide with the interests of the other holders of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may," "might," "should," "could," "predict," "potential," "believe," "expect," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "projection," "goal," "target," "outlook," "aim," "would," "annualized" and "outlook," or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

        A number of important factors could cause our actual results to differ materially from those indicated in these forward-looking statements, including those factors identified in "Risk Factors" or "Management's Discussion and Analysis of Financial Condition and Results of Operations" or the following:

  •
  business and economic conditions, particularly those affecting the financial services industry and our primary market areas;

  •
  our ability to successfully manage our credit risk and the sufficiency of our allowance for loan loss;

  •
  factors that can impact the performance of our loan portfolio, including real estate values and liquidity in our primary market areas, the financial health of our commercial borrowers and the success of construction projects that we finance, including any loans acquired in acquisition transactions;

  •
  compliance with governmental and regulatory requirements, including the Dodd-Frank Act and others relating to banking, consumer protection, securities and tax matters, and our ability to maintain licenses required in connection with commercial mortgage origination, sale and servicing operations;

  •
  the impact of recent and future legislative and regulatory changes, including changes in banking, securities, tax and trade laws and regulations, and their application by our regulators;

  •
  the occurrence of fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents;

  •
  interruptions involving our information technology and telecommunications systems or third-party servicers;

  •
  risks related to our acquisition strategy, including our ability to identify suitable acquisition candidates, exposure to potential asset and credit quality risks and unknown or contingent liabilities, the time and costs of integrating systems, procedures and personnel, the need for capital to finance such transactions, our ability to obtain required regulatory approvals and possible failures in realizing the anticipated benefits from acquisitions;

  •
  our ability to effectively execute our strategic plan and manage our growth;

  •
  accounting treatment for loans acquired in connection with our acquisitions;

  •
  changes in our senior management team and our ability to attract, motivate and retain qualified personnel;

  •
  governmental monetary and fiscal policies;

  •
  interest rate risks associated with our business;

  •
  liquidity issues, including our ability to raise additional capital, if necessary;

  •
  fluctuations in the values of the securities held in our securities portfolio;

  •
  the effectiveness of our risk management framework;

  •
  the costs and obligations associated with being a public company;

  •
  effects of competition within our market areas from a wide variety of local, regional, national and other providers of financial, investment and insurance services;

  •
  our dependence on non-core funding sources and our cost of funds;

  •
  our ability to maintain our reputation;

  •
  the impact of any claims or legal actions to which we may be subject, including any effect on our reputation; and

  •
  risks related to this offering.

        The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. Because of these risks and other uncertainties, our actual future results, performance or achievement, or industry results, may be materially different from the results indicated by the forward-looking statements in this prospectus. In addition, our past results of operations are not necessarily indicative of our future results. You should not rely on any forward-looking statements, which represent our beliefs, assumptions and estimates only as of the dates on which they were made, as predictions of future events. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $             million (or approximately $             million if the underwriters exercise their option to purchase additional shares from us in full), based on an assumed public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus. Each $1.00 increase or decrease in the assumed public offering price of $            per share would increase or decrease the net proceeds to us from this offering by approximately $             million (or approximately $             million if the underwriters exercise their purchase option in full). We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders.

        We intend to use the net proceeds from this offering for general corporate purposes, including to increase capital levels to support further organic growth, including the planned opening of two new banking centers in 2019 and 2020, and, potentially, to fund future acquisitions. We do not have any current plans, arrangements, or understandings to make any acquisitions at this time. We estimate that the cost to open each new banking center will be approximately $750 thousand. We do not have any current specific plan for such remaining net proceeds, and do not have any current plans, arrangements or understandings to make any acquisitions. Our management will retain broad discretion to allocate the net proceeds of this offering. The precise amounts and timing of our use of the proceeds will depend upon market conditions, among other factors.

 DIVIDEND POLICY

General

        On March 15, 2018, we declared a quarterly cash dividend of $0.03 per share for shareholders of record on March 31, 2018, payable on April 15, 2018, but we had not historically declared or paid dividends prior to that date. We have no obligation to pay dividends, and we may change our dividend policy at any time without notice to our shareholders. Any future determination to pay dividends on our common stock will be made by our board of directors and will depend upon our results of operations, financial condition, capital requirements, regulatory and contractual restrictions, our business strategy and other factors that our board of directors deems relevant. Subject to those considerations, we currently expect that our board of directors will continue to declare a quarterly cash dividend following the completion of this offering.

Dividend Restrictions

        As a Michigan corporation, we are subject to certain restrictions on dividends under the Michigan Business Corporation Act, as amended. Generally, a Michigan corporation is prohibited from paying a dividend if, after giving effect to the dividend the corporation would not be able to pay its debts as the debts become due in the usual course of business, or the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

        In addition, we are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. See "Supervision and Regulation—Regulation and Supervision of the Company—Dividend Payments." Because we are a bank holding company and do not engage directly in business activities of a material nature outside the Bank, our ability to pay dividends to our shareholders depends, in large part, upon our receipt of dividends from the Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. See "Supervision and Regulation—Regulation and Supervision of the Bank—Dividend Payments."

        Under the terms of our subordinated notes issued in December 2015, we are not permitted to declare or pay any dividends on our capital stock if an event of default occurs under the terms of the subordinated note, excluding any dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, any class of our common stock and any declaration of a dividend in connection with the implementation of a shareholders' rights plan. Additionally, under the terms of such notes, we are not permitted to declare or pay any dividends on our capital stock if we are not "well capitalized" for regulatory purposes immediately prior to the declaration of such dividend, except for dividends payable solely in shares of the Company's common stock.

CAPITALIZATION

        The following table shows our capitalization, including regulatory capital ratios, on a consolidated basis, as of December 31, 2017, on an actual basis and on an as adjusted basis after giving effect to the net proceeds from the sale by us of            shares (assuming the underwriters do not exercise their overallotment option) at an assumed public offering price of $            per share, which is the midpoint of the price range on the cover of this prospectus, after deducting underwriting discounts and estimated offering expenses.

        You should read the following table in conjunction with the sections titled "Selected Historical Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2017
	Actual	As Adjusted
	(dollars in thousands, except share data)
Long-Term Debt:
Subordinated Notes(1)	$14,844		$14,844

Total Long-Term Debt	$14,844		$14,844
Shareholders' Equity:
Preferred Stock, No Par Value, 50,000 Shares Authorized; No Shares Outstanding Actual and As Adjusted	—
Common Stock, No Par Value, 20,000,000 Shares Authorized; 6,435,461 Shares Outstanding Actual; Shares Outstanding As Adjusted	$59,511	$
Retained Earnings	49,232
Accumulated Other Comprehensive Income (Loss), Net of Tax	(783)

Total Shareholders' Equity	$107,960	$

Total Capitalization	$122,804	$

Capital Ratios:
Common Equity Tier 1 Capital Ratio	9.10%			%
Tier 1 Risk-Based Capital Ratio	9.10
Total Risk-Based Capital Ratio	11.55
Tier 1 Leverage Ratio	7.92
Tangible Shareholders' Equity to Tangible Assets(2)	7.58

        (1)   Includes subordinated notes of $15.0 million and debt issuance costs of $156 thousand.

        (2)   Tangible Shareholders' Equity to Tangible Assets is a non-GAAP financial measure. For more information on this financial measure, including a reconciliation to the most directly comparable financial measure, see "Selected Historical Consolidated Financial Data—GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures."

 DILUTION

        If you purchase shares of our common stock in this offering, your ownership interest will experience immediate book value dilution to the extent the public offering price per share exceeds our net tangible book value per share immediately after this offering. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding.

        Our net tangible book value at December 31, 2017 was $97.9 million, or $15.21 per share based on the number of shares outstanding as of such date. After giving effect to our sale of            shares in this offering at an assumed public offering price of $            per share, which is the midpoint of the price range on the cover of this prospectus, and after deducting underwriting discounts and estimated offering expenses, our as adjusted net tangible book value at December 31, 2017 would have been approximately $             million, or $            per share. Therefore, under those assumptions this offering would result in an immediate increase of $            in the net tangible book value per share to our existing shareholders, and immediate dilution of $            in the net tangible book value per share to investors purchasing shares in this offering. The following table illustrates this per share dilution.

Assumed public offering price per share		$
Net tangible book value per share at December 31, 2017	$15.21
Increase in net tangible book value per share attributable to this offering

As adjusted net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors		$

        If the underwriters exercise their option to purchase additional shares from us in full, the as adjusted net tangible book value after giving effect to this offering would be $            per share. This represents an increase in net tangible book value of $            per share to existing shareholders and dilution of $            per share to new investors.

        A $1.00 increase (decrease) in the assumed public offering price of $            per share, which is the midpoint of the price range on the cover of this prospectus, would increase (decrease) our net tangible book value by $             million, or $            per share, and the dilution to new investors by $            per share, assuming no change to the number of shares offered by us as set forth on the cover of this prospectus, and after deducting underwriting discounts and estimated offering expenses.

        The following table sets forth information regarding the shares issued to, and consideration paid by, our existing shareholders and the shares to be issued to, and consideration to be paid by, investors in this offering at an assumed public offering price of $            per share, which is the midpoint of the price range on the cover of this prospectus, before deducting underwriting discounts and estimated offering expenses.

	Shares acquired			Total consideration
	Number	Percent		Amount (in thousands)		Percent		Average price per share
Shareholders as of March 1, 2018(1)	6,583,676		%		$60,423		%		$9.29
Investors in this offering

Total		100.0%		$		100.0%		$

(1)
If all of our outstanding options are exercised, then the number and percent of shares acquired would increase to 6,890,709 and        %, respectively, and the amount and percentage of total

  consideration would increase to $66,647 and        %, respectively, and the average price per share would increase to $9.67.

        The table above includes 60,421 shares of restricted stock that had not vested as of March 1, 2018, and excludes:

  •
  386,318 shares of common stock issuable upon exercise of stock options outstanding at March 1, 2018 at a weighted average exercise price of $15.33 per share; and

  •
  250,000 shares of common stock available for future awards under our 2018 Equity Incentive Plan, which we expect to be approved by shareholders prior to the completion of this offering, 6,000 of which will be the subject of restricted stock awards to be granted to certain of our employees at the time of the pricing of this offering.

        To the extent that any of the outstanding stock options are exercised, investors participating in this offering will experience further dilution. In particular, if all of such options were exercised, investors in this offering would experience dilution of $            in net tangible book value per share relative to our net tangible book value per share of $15.21 at December 31, 2017.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table sets forth selected historical consolidated financial data as of the dates and for the periods shown. The selected balance sheet data as of December 31, 2017 and 2016 and income statement data for the years ended December 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary selected balance sheet data as of December 31, 2015, has been derived from our audited consolidated financial statements that do not appear in this prospectus.

	As of and for the years ended December 31,
(Dollars in thousands, except per share data)	2017	2016	2015
Earnings Summary
Interest income	$55,607	$52,903	$41,335
Interest expense	8,078	5,832	3,792
Net interest income	47,529	47,071	37,543
Provision for loan losses	1,416	3,925	1,359
Noninterest income	6,502	6,407	7,214
Noninterest expense	36,051	32,407	24,888
Income before income taxes	16,564	17,146	18,510
Income tax provision	6,723	6,100	5,982
Net income	9,841	11,046	12,528
Less: Preferred stock dividends	—	—	112
Net income attributable to common shareholders	9,841	11,046	12,416
Per Share Data
Basic earnings per common share	$1.54	$1.74	$1.97
Diluted earnings per common share	1.49	1.69	1.92
Book value per common share	16.78	15.21	13.57
Tangible book value per share(1)	15.21	13.59	12.75
Shares outstanding (in thousands)	6,435	6,351	6,310
Average basic common shares (in thousands)	6,388	6,341	6,307
Average diluted common shares (in thousands)	6,610	6,549	6,463
Selected Period End Balances
Total assets	$1,301,291	$1,127,531	$924,663
Securities available-for-sale	150,969	100,533	116,702
Total loans	1,034,923	953,393	759,718
Total deposits	1,120,382	924,924	784,115
Total liabilities	1,193,331	1,030,960	839,029
Total shareholders' equity	107,960	96,571	85,634
Tangible shareholders' equity(1)	97,906	86,283	80,438

	As of and for the years ended December 31,
(Dollars in thousands, except per share data)	2017	2016	2015
Performance and Capital Ratios
Return on average assets(2)	0.82%	1.05%	1.43%
Return on average equity(3)	9.45	11.93	13.56
Net interest margin (fully taxable equivalent)(4)	4.18	4.73	4.60
Total shareholders' equity to total assets	8.30	8.56	9.26
Tangible shareholders' equity to tangible assets(1)	7.58	7.72	8.75
Common equity tier 1 capital ratio	9.10	8.72	10.28
Tier 1 leverage ratio	7.92	7.95	8.89
Tier 1 risk-based capital ratio	9.10	8.72	10.28
Total risk-based capital ratio	11.55	11.28	13.14
Asset Quality Ratios
Net charge-offs (recoveries) to average loans	0.08%	0.08%	(0.14)%
Nonperforming assets as a percentage of total assets	1.13	1.36	0.18
Nonperforming loans as a percentage of total loans	1.36	1.58	0.21
Allowance for loan losses as a percentage of period-end loans	1.13	1.16	1.04
Allowance for loan losses as a percentage of nonperforming loans	83.38	73.76	484.94
Allowance for loan losses as a percentage of nonperforming loans, excluding allowance allocated to loans accounted for under ASC 310-30	75.68	68.13	444.99

(1)
See section entitled "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" below.

(2)
The return on average assets for 2017 excluding the one-time additional expense of $1.3 million relating to the revaluation of our deferred tax asset would have been 0.92%. This adjusted percentage for 2017 is a non-GAAP financial measure. See section entitled "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" below.

(3)
The return on average equity for 2017 excluding the one-time additional expense of $1.3 million relating to the revaluation of our deferred tax asset would have been 10.69%. This adjusted percentage for 2017 is a non-GAAP financial measure. See section entitled "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" below.

(4)
Tax-exempt securities are presented on a tax equivalent basis using a 35% tax rate for all periods presented.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

        Some of the financial measures included in this prospectus are not measures of financial performance recognized by GAAP. These non-GAAP financial measures include tangible shareholders' equity, tangible book value per share, the ratio of tangible shareholders' equity to tangible assets, adjusted return on average assets (excluding remeasurement due to tax reform), and adjusted return on average equity (excluding remeasurement due to tax reform). Our management uses these non-GAAP financial measures in its analysis of our performance, and we believe financial analysts and others frequently use these measures, and other similar measures, to evaluate capital adequacy. We calculate: (i) tangible shareholders' equity as total shareholders' equity less core deposit intangibles and goodwill; (ii) tangible book value per share as tangible shareholders' equity divided by shares of common stock outstanding; (iii) tangible assets as total assets, less core deposit intangibles, less goodwill; (iv) adjusted return on average assets (excluding remeasurement due to tax reform) as net income less the expense of remeasurement due to tax reform, divided by average assets; and (v) adjusted return on average equity (excluding remeasurement due to tax reform) as net income less the expense of remeasurement due to tax reform, divided by average equity.

        Our management, banking regulators, many financial analysts and other investors use these measures in conjunction with more traditional bank capital ratios to compare the capital adequacy of banking organizations with significant amounts of goodwill or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions. These non-GAAP financial measures and related measures should not be considered in isolation or as a substitute for total shareholders' equity, total assets, book value per share, return on average assets, return on average equity or any other measure calculated in accordance with GAAP. Moreover, the manner in which we calculate these non-GAAP financial measures may differ from that of other companies reporting measures with similar names. The following presents these non-GAAP financial measures along with their most directly comparable financial measure calculated in accordance with GAAP:

	As of and for the years ended December 31,
(Dollars in thousands, except per share data)	2017	2016	2015
Total shareholders' equity	$107,960	$96,571	$85,634
Less:
Goodwill	9,387	9,387	4,549
Core deposit intangibles	667	901	647

Tangible shareholders' equity	$97,906	$86,283	$80,438

Shares outstanding	6,435	6,351	6,310
Tangible book value per share	$15.21	$13.59	$12.75
Total assets	$1,301,291	$1,127,531	$924,663
Less:
Goodwill	9,387	9,387	4,549
Core deposit intangibles	667	901	647

Tangible assets	$1,291,237	$1,117,243	$919,467

Tangible shareholders' equity to tangible assets	7.58%	7.72%	8.75%

Adjusted ratios for 2017 Tax Reform
Net Income	$9,841
Remeasurement due to tax reform	1,293

Adjusted net income	$11,134

Average assets	$1,203,955
Average equity	104,106
Adjusted return on average assets (excluding remeasurement due to tax reform)	0.92%
Adjusted return on average equity (excluding remeasurement due to tax reform)	10.69%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the "Selected Historical Consolidated Financial Data" and our audited consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Certain risks, uncertainties and other factors, including but not limited to those set forth under "Cautionary Note Regarding Forward-Looking Statements," "Risk Factors" and elsewhere in this prospectus, may cause actual results to differ materially from those projected in the forward-looking statements. We assume no obligation to update any of these forward-looking statements.

Overview

        Level One Bancorp, Inc. is a bank holding company headquartered in Farmington Hills, Michigan, with its primary branch operations in southeastern Michigan and Grand Rapids, Michigan. Through our wholly owned subsidiary, Level One Bank, we offer a broad range of loan products to the residential and commercial markets, as well as retail and business banking services.

        Since 2007, we have grown substantially through organic growth and a series of four successful acquisitions, all of which have been fully integrated into our operations. We have made significant investments over the last several years in hiring additional staff and upgrading technology and system security. In 2016, we opened our first branch in the Grand Rapids market and we plan on expanding our footprint in western Michigan in the future. In the third quarter of 2017, we opened our second location in Bloomfield Township located in Oakland County.

        As of December 31, 2017, the Company had total consolidated assets of $1.30 billion, total consolidated deposits of $1.12 billion and total consolidated shareholders' equity of $108.0 million. Total assets increased $173.8 million, or 15.4%, to $1.30 billion at December 31, 2017 from $1.13 billion at December 31, 2016, primarily resulting from growth in both our securities and loan portfolios.

        We continue to focus on growing our commercial business, commercial real estate and residential mortgage lending portfolios. At December 31, 2017, we had $1.03 billion in total loans. Of this amount $114.0 million, or 11.0%, consisted of loans we acquired (all of which were recorded to their estimated fair values at the time of acquisition), and $920.9 million, or 89.0%, consisted of loans we originated.

        We had net income of $9.8 million for the year ended December 31, 2017, compared to $11.0 million for the year ended December 31, 2016. We had net income attributable to common shareholders of $11.0 million for the year ended December 31, 2016, compared to $12.4 million for the year ended December 31, 2015.

Critical Accounting Policies

        Our audited consolidated financial statements are prepared based on the application of accounting policies generally accepted in the United States. These policies require the reliance on estimates and assumptions, which may prove inaccurate or are subject to variations. Changes in underlying factors, assumptions, or estimates could have a material impact on our future financial condition and results of operations. The most critical of these significant accounting policies are discussed below.

        Securities.    Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in accumulated other comprehensive income, net of tax. Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method. Gains and losses on sales are recorded on the trade date and determined using the specific identification method Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

        Purchased Credit Impaired Loans.    The Company purchases individual loans and groups of loans, some of which have shown evidence of credit deterioration since origination. These purchased credit impaired (PCI) loans are recorded at the amount paid or at fair value at acquisition in a business combination, such that there is no carryover of the seller's allowance for loan losses. After acquisition, losses are recognized by an increase in the allowance for loan losses.

        These PCI loans are accounted for individually or aggregated into pools of loans based on common risk characteristics such as, credit grade, loan type, and date of origination. The Company estimates the amount and timing of expected cash flows for each purchased loan or pool, and the expected cash flows in excess of amount paid is recorded as interest income over the remaining life of the loan or pool (accretable yield). The excess of the loan's or pool's contractual principal and interest over expected cash flows is not recorded (nonaccretable difference).

        Over the life of the loan or pool, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, an impairment loss is recognized by establishing an allocation for the loan or pool in the allowance for loan losses. If the present value of expected cash flows is greater than the carrying amount, it is recognized, prospectively, as loan interest income.

        Allowance for Loan Losses.    The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

        The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

        Commercial and commercial real estate loans over $250 thousand are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

        Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings, are classified as impaired, regardless of size, and are measured for impairment based upon the present value of estimated future cash flows using the loan's effective rate at inception or, if considered to collateral dependent, based upon the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

        An allowance for loan losses for purchased credit impaired loans is recorded when projected future cash flows decrease. The measurement of impairment on these loans or pools of loans is based upon the excess of the loan or pool's carrying value over the present value of the projected future cash flows, discounted at the last accounting yield applicable to the loan or pool of loans.

        The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent 36 months in addition to considering peer loss experience. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. The following portfolio segments have been identified:

        Commercial Real Estate.    Commercial real estate loans are secured by a mortgage lien on the real property. Owner-occupied real estate loans generally are considered to carry less risk than non-owner occupied real estate (properties) because regulators consider them to be less sensitive to the condition of the commercial real estate market. Repayment is based on the operations of the business. Investment real estate loans rely on rental income for loan repayment, which involves risk such as rent rollover, tenants going out of business, competitive properties in the area. Construction and land development loans generally are considered the riskiest class of commercial real estate, due to possible cost overruns, contractor/lien issues, loss of tenant, etc. Risk of loss is managed by adherence to standard loan policies that establish certain levels of performance prior to the extension of a loan to the borrower.

        Commercial and Industrial Loans.    Commercial and industrial loans have varying degrees of risk, but overall are considered to have less risk than commercial real estate. These loans are generally short-term in nature and are almost always backed by collateral. Unsecured commercial loans are supported by strong borrowers or guarantors in terms of liquidity, net worth, cash flow, etc. Collateral security of these loans is relatively liquid (i.e., accounts receivable, inventory, equipment) and readily available to cover potential loan loss. Credit risk is managed through standardized loan policies, established and authorized credit limits, portfolio management and the diversification of industries.

        Residential Real Estate and Consumer.    Our residential real estate and consumer loan portfolios, unlike commercial, tend to be composed of many relatively homogeneous loans. Loan repayment is based on personal cash flow. To assess the risk of a consumer loan request, loan purpose, collateral, debt to income ratio, credit bureau report, and cash flow/ employment verification are analyzed. A certain level of security is provided through liens on credits supported by collateral.

        Income Taxes.    Income tax expense or benefit is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

        On December 22, 2017, the U.S government enacted the TCJA, a comprehensive tax legislation, which reduced the federal income tax rate for C corporations from 35% to 21%, effective January 1, 2018. As a result of the reduction in the U.S corporate income tax rate from 35% to 21%, the Company remeasured its ending net deferred tax assets. The Company recognized a $1.3 million tax expense in the Consolidated Statement of Income for the year ended December 31, 2017 as a result of the TCJA, of which the expense recorded is primarily attributable to the remeasurement of net deferred tax assets. See Note 10 to the audited consolidated financial statements.

Material Trends and Uncertainties

        The results of our operations are highly dependent on the regulatory environment, economic conditions and market interest rates. As a result of regulatory changes, including the Dodd-Frank Act and Basel III, we are subject to restrictive capital requirements and heightened examination and reporting requirements. We also expect to face a more challenging environment for customer loan demand due to the increased costs that could be ultimately borne by borrowers. We also expect to incur increased costs to comply with these regulations, and with rules and regulations that will be newly applicable to us as a public company. These costs and uncertainties could have a detrimental impact on our ability to manage our business consistent with historical practices and cause difficulty in executing our growth plan. See "Risk Factors—Risks Related to Our Business" and "Supervision and Regulation."

Results of Operations

Net Income

        We had net income for the year ended December 31, 2017 of $9.8 million, or $1.49 per diluted common share, compared to $11.0 million, or $1.69 per diluted common share, for the year ended December 31, 2016. The decrease of $1.2 million in net income attributable to common shareholders in 2017 primarily reflects an increase in noninterest expense of $3.7 million, partially offset by a decrease in provision for loan losses of $2.5 million.

        We had net income attributable to common shareholders of $11.0 million, or $1.69 per diluted common share, compared to $12.4 million, or $1.92 per diluted common share, for the years ended December 31, 2016 and 2015, respectively. The decrease of $1.4 million in net income attributable to common shareholders in 2017 primarily reflects an increase in noninterest expense of $7.5 million, an increase of $2.6 million in provision for loan losses and a decrease in noninterest income of $807 thousand, partially offset by an increase in net interest income of $9.5 million.

Net Interest Income

        Net interest income is the difference between interest income and yield-related fees earned on assets and interest expense paid on liabilities. The "Rate/Volume Analysis" tables describe the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected our net interest income on a fully taxable equivalent (FTE) basis for the periods presented.

        We had net interest income of $47.5 million and $47.1 million for the years ended December 31, 2017 and 2016, respectively. The year ended December 31, 2017 included a $2.7 million increase in interest income as well as a $2.2 million increase in interest expense compared to 2016. The increase in interest income was primarily driven by an increase of $1.3 million in interest and fees on loans and an increase of $1.0 million in interest income from investment securities, whereas the increase in interest expense was primarily driven by an increase of $1.8 million in deposit interest expense. The change in interest and fees on loans and interest income from investment securities for the year ended December 31, 2017 compared to 2016, was primarily driven by the growth in total loans and investment securities portfolios. The increase in deposit interest expense during the year ended December 31, 2017 was primarily due to an increase in deposits as well as higher average rates paid on deposits compared to 2016.

        Our net interest margin (FTE) for the year ended December 31, 2017 decreased 55 basis points to 4.18% from 4.73% for 2016. Our net interest margin benefits from discount accretion on our purchased credit impaired loan portfolios, a component of our accretable yield. The accretable yield represents the excess of the net present value of expected future cash flows over the acquisition date fair value and includes both the expected coupon of the loan and the discount accretion. The accretable yield is recognized as interest income over the expected remaining life of the purchased credit impaired loan. The difference between the actual yield earned on total loans and the yield generated based on the contractual coupon (not including any interest income for loans in nonaccrual status) represents excess accretable yield. The contractual coupon of the loan considers the contractual coupon rates of the loan and does not include any interest income for loans in nonaccrual status. For the years ended December 31, 2017 and 2016, the average yield on total loans was 5.35% and 5.74%, respectively. The yield on total loans was impacted by 46 basis points and 83 basis points, respectively, due to the accretable yield on purchased credit impaired loans. Our net interest margin for the years ended December 31, 2017 and 2016, benefited by 39 basis points and 73 basis points, respectively, as a result of the excess accretable yield. As of December 31, 2017, and December 31, 2016, our accretable yield was $14.5 million and $19.9 million, respectively, and our nonaccretable difference was $10.1 million and $12.0 million, respectively.

        Our net interest income was $47.1 million for 2016, an increase of $9.6 million from $37.5 million for 2015. The increase in net interest income in 2016 compared to 2015 resulted primarily from a $12.0 million increase in interest and fees on loans. The increase in interest income earned on loans during 2016 is reflective of the $200.6 million increase in average balance of loans between the two years.

        The net interest margin (FTE) increased 13 basis points to 4.73% in 2016, from 4.60% in 2015. For the year ended December 31, 2016 and 2015, the average yield on total loans was 5.74% and 5.67%, respectively. The yield on total loans was impacted by 83 basis points and 68 basis points, respectively, due to the accretable yield on purchased credit impaired loans. Our net interest margin for the years ended December 31, 2016 and 2015, benefited by 73 basis points and 57 basis points, respectively, as a result of the excess accretable yield.

        The following tables set forth information related to our average balance sheet, average yields on assets, and average rates of liabilities for the periods indicated. We derived these yields by dividing income or expense by the average balance of the corresponding assets or liabilities. We derived average balances from the daily balances throughout the periods indicated. In these tables, adjustments are made to the yields on tax-exempt assets in order to present tax-exempt income and fully taxable income on a comparable basis.

Analysis of Net Interest Income—Fully Taxable Equivalent

	For the year ended December 31,
	2017			2016			2015
(Dollars in thousands)	Average Balance	Interest Income/ Expense(1)	Average Rate/ Yield(2)	Average Balance	Interest Income/ Expense(1)	Average Rate/ Yield(2)	Average Balance	Interest Income/ Expense(1)	Average Rate/ Yield(2)
Interest-earning assets:
Gross loans(3)	$973,013	$52,043	5.35%	$883,702	$50,727	5.74%	$683,068	$38,740	5.67%
Investment securities(4):
Taxable	84,899	1,746	2.06	67,160	1,431	2.13	81,016	1,674	2.07
Tax-exempt	38,935	955	3.57	19,198	441	3.37	29,261	674	3.41
Interest-earning cash balances	43,540	507	1.16	24,117	124	0.51	26,265	70	0.27
Federal Home Loan Bank stock	8,163	356	4.36	4,378	180	4.11	4,159	177	4.26

Total interest-earning assets	1,148,550	55,607	4.88	998,555	52,903	5.32	823,769	41,335	5.06

Non-earning assets:
Cash and due from banks	18,590			17,246			13,505
Premises and equipment	14,576			14,124			11,650
Goodwill	9,387			8,594			3,831
Other intangible assets, net	789			949			685
Bank-owned life insurance	11,365			6,475			3,459
Allowance for loan losses	(11,466)			(8,761)			(6,491)
Other non-earning assets	12,164			10,762			19,758

Total assets	$1,203,955			$1,047,944			$870,166

Interest-bearing liabilities:
Deposits:
Interest-bearing demand deposits	$59,274	$169	0.29%	$57,816	$148	0.26%	$47,577	$129	0.27%
Money market and savings deposits	259,449	1,605	0.62	255,513	1,123	0.44	218,232	876	0.40
Time deposits	373,762	4,493	1.20	311,283	3,228	1.04	266,168	2,507	0.94
Subordinated notes	14,813	1,014	6.85	14,761	1,015	6.88	451	28	6.21
Borrowings	80,283	797	0.99	40,961	318	0.78	49,070	252	0.51

Total interest-bearing liabilities	787,581	8,078	1.03	680,334	5,832	0.86	581,498	3,792	0.65

Noninterest-bearing liabilities and shareholders' equity:
Noninterest-bearing demand deposits	301,971			267,831			190,418
Other liabilities	10,297			7,179			6,664
Shareholders' equity	104,106			92,600			91,586

Total liabilities and shareholders' equity	$1,203,955			$1,047,944			$870,166

Net interest income		$47,529			$47,071			$37,543

Interest spread			3.85%			4.46%			4.41%

Net interest margin(5)			4.14%			4.71%			4.56%
Tax equivalent effect			0.04%			0.02%			0.04%

Net interest margin on a fully tax equivalent basis			4.18%			4.73%			4.60%

(1)
Interest income is shown on actual basis and does not include taxable equivalent adjustments.

(2)
Average rates and yields are presented on an annual basis and include a taxable equivalent adjustment to interest income of $434 thousand, $205 thousand and $328 thousand on tax-exempt securities for the years ended December 31, 2017, 2016 and 2015, respectively, using the statutory tax rate of 35%.

(3)
Includes nonaccrual loans.

(4)
For presentation in this table, average balances and the corresponding average rates for investment securities are based upon historical cost, adjusted for amortization of premiums and accretion of discounts.

(5)
Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

        The tables below present the effect of volume and rate changes on interest income and expense for the periods indicated. Changes in volume are changes in the average balance multiplied by the previous year's average rate. Changes in rate are changes in the average rate multiplied by the average balance from the previous year. The net changes attributable to the combined impact of both rate and volume have been allocated proportionately to the changes due to volume and the changes due to rate. The average rate for tax-exempt securities is reported on a fully taxable equivalent basis.

	2017 vs 2016
	Increase (Decrease) Due to:
			Net Increase (Decrease)
(Dollars in thousands)	Rate	Volume
Interest-earning assets
Gross loans	$(3,602)	$4,918	$1,316
Investment securities:
Taxable	(51)	366	315
Tax-exempt	40	702	742
Interest-earning cash balances	234	149	383
FHLB Stock	12	164	176

Total interest income	(3,367)	6,299	2,932

Interest-bearing liabilities
Interest-bearing demand deposits	17	4	21
Money market and savings deposits	464	18	482
Time deposits	560	705	1,265
Subordinated debt	(5)	4	(1)
Borrowings	108	371	479

Total interest expense	1,144	1,102	2,246

Change in net interest income	$(4,511)	$5,197	$686

	2016 vs 2015
	Increase (Decrease) Due to:
			Net Increase (Decrease)
(Dollars in thousands)	Rate	Volume
Interest-earning assets
Gross loans	$476	$11,511	$11,987
Investment securities:
Taxable	51	(294)	(243)
Tax-exempt	(17)	(339)	(356)
Interest-earning cash balances	60	(6)	54
FHLB Stock	(6)	9	3

Total interest income	564	10,881	11,445

Interest-bearing liabilities
Interest-bearing demand deposits	(8)	27	19
Money market and savings deposits	88	159	247
Time deposits	269	452	721
Subordinated notes	3	984	987
Borrowings	113	(47)	66

Total interest expense	465	1,575	2,040

Change in net interest income	$99	$9,306	$9,405

Provision for Loan Losses

        We established an allowance for loan losses through a provision for loan losses charged as an expense in our consolidated statements of income. Management reviews the loan portfolio, consisting of originated loans and purchased loans, on a quarterly basis to evaluate the outstanding loans and to measure both the performance of the portfolio and the adequacy of the allowance for loan losses.

        Loans acquired in connection with acquisitions that have evidence of credit deterioration since origination and for which it is probable at the date of acquisition that we will not collect all contractually required principal and interest payments are accounted for under ASC Topic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality, or ASC 310-30. These credit-impaired loans have been recorded at their estimated fair value on the respective acquisition date, based on subjective determinations regarding risk ratings, expected future cash flows and fair value of the underlying collateral, without a carryover of the related allowance for loan losses. At the acquisition date, the Company recognizes the expected shortfall of expected future cash flows, as compared to the contractual amount due, as a nonaccretable discount. Any excess of the net present value of expected future cash flows over the acquisition date fair value is recognized as the accretable discount, or accretable yield. We evaluate these loans semiannually to assess expected cash flows. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in cash flows result in a reversal of the provision for loan losses to the extent of prior charges or a reclassification of the difference from nonaccretable to accretable with a positive impact on interest income. As of December 31, 2017, and December 31, 2016, our accretable yield was $14.5 million and $19.9 million, respectively, and our nonaccretable difference was $10.1 million and $12.0 million, respectively.

        The provision for loan losses was $1.4 million for the year ended December 31, 2017, compared to $3.9 million for the year ended December 31, 2016. The decrease of $2.5 million in provision for loan losses in 2017 was primarily due to approximately $1.7 million less provision provided for specific reserve and approximately $648 thousand less provision provided for general reserve related to originated loans due to slower loan growth during the year ended December 31, 2017 as compared to

2016. During the year ended December 31, 2017, we recorded $792 thousand in net charge-offs to our allowance for loan losses compared to $726 thousand in net charge-offs during the year ended December 31, 2016. In addition to charge-offs, during the year ended December 31, 2017, the $1.4 million of provision consisted of $511 thousand of general reserve recorded as well as $234 thousand of impairment reserve recorded related to the re-estimation of cash flows on the purchased credit impaired loans, partially offset by a release of a $121 thousand specific reserve. During the year ended December 31, 2017, the amount of our total nonaccrual loans decreased by $1.0 million as compared to an increase of $13.4 million in total nonaccrual loans during the year ended December 31, 2016.

        The provision for loan losses on loans was $3.9 million for the year ended December 31, 2016 compared to $1.4 million for the year ended December 31, 2015. The increase of $2.5 million in the provision for loan losses during 2016 was primarily due to $1.7 million greater net charge-offs and $0.9 million greater specific reserves recorded related to originated loans. Our total nonaccrual loans increased to $15.0 million at December 31, 2016 compared to $1.6 million at December 31, 2015.

        The provision for credit losses on off-balance sheet items, a component of "other expense" in our Consolidated Statements of Income, reflects management's assessment of the adequacy of the allowance for credit losses on lending-related commitments. For a further discussion of the allowance for loan losses, refer to the "Allowance for Loan Losses" section of the management discussion and analysis included in this prospectus.

Noninterest Income

        The following table presents noninterest income for the years ended December 31, 2017, 2016 and 2015.

	For the years ended December 31,
(Dollars in thousands)	2017	2016	2015
Noninterest income
Service charges on deposits	$2,543	$1,885	$972
Net gain on sale of securities	208	926	280
Net gain on sale of residential mortgage loans	1,698	2,249	1,701
Net gain on sale of commercial loans	146	—	92
Gain on FDIC loss share agreement	—	—	3,117
Other charges and fees	1,907	1,347	1,052

Total noninterest income	$6,502	$6,407	$7,214

        Noninterest income was $6.5 million and $6.4 million for the years ended December 31, 2017 and 2016, respectively. Noninterest income for the year ended December 31, 2017, compared to the year ended December 31, 2016, benefited primarily from an increase in service charges on deposits of $658 thousand, and increases in gain on sale of real estate owned of $202 thousand and BOLI income of $147 thousand, which are included in other charges and fees in the table above. The increases to these items of noninterest income were offset in part by a decrease in net gain on sale of securities of $718 thousand and a decrease in net gain on sale of loans of $405 thousand. The increase in service charges on deposits was driven by deposit growth as well as higher income from MSB due to an increase in fees year over year. The decrease in net gain on sales of securities was due to fewer sales of securities during the year ended December 31, 2017 as a result of fewer market opportunities. The decrease in net gain on sale of loans was driven by a lower volume of loan sales during the year ended December 31, 2017 reflecting decreased loan originations due to reduced refinancing activity as a result of increased home mortgage rates throughout the year.

        Noninterest income decreased $807 thousand to $6.4 million for the full year 2016, from $7.2 million for the full year 2015. The decrease in noninterest income in 2016 compared to 2015 was primarily due to the decrease in gain on FDIC loss share agreement of $3.1 million following the termination of that agreement in 2015, partially offset by an increase in service charges on deposits of $913 thousand, an increase in net gain on sale of securities of $646 thousand and an increase in net gain on sale of loans of $456 thousand. The increase in service charges on deposits in 2016 compared to 2015 was driven by deposit growth as well as increased income from MSB customers. The increase in net gain on sale of securities was primarily the result of higher market opportunities for gains on sale of securities. The increase in net gain on sales of loans was driven by higher volume of loans sales year over year.

Noninterest Expense

        The following table presents noninterest expense for the years ended December 31, 2017, 2016 and 2015.

	For the years ended December 31,
(Dollars in thousands)	2017	2016	2015
Noninterest expense
Salary and employee benefits	$21,555	$17,978	$14,663
Occupancy and equipment expense	4,208	3,370	2,792
Professional service fees	2,314	1,189	892
Acquisition and due diligence fees	—	2,684	722
Marketing expense	930	806	567
Printing and supplies expense	477	468	349
Data processing expense	1,912	2,023	1,350
Other expense	4,655	3,889	3,553

Total noninterest expense	$36,051	$32,407	$24,888

        Noninterest expenses increased $3.7 million to $36.1 million for the year ended December 31, 2017, from $32.4 million for 2016. The increase in noninterest expense was primarily due to an increase in salary and employee benefits of $3.6 million, an increase in professional service fees of $1.1 million, and an increase in occupancy and equipment expense of $838 thousand, partially offset by decreases in acquisition and due diligence fees of $2.7 million, which is discussed further below. The increase in noninterest expense excluding acquisition and due diligence fees was $6.4 million for the year ended December 31, 2017 compared to 2016. The increase in salary and employee benefits for the year ended December 31, 2017, as compared to 2016, resulted from an increase of 23 full-time equivalent employees, with a portion of the increase in headcount due to the opening of the Grand Rapids banking center. The increase in professional service fees was due primarily to regulatory and compliance services as a result of our growth and compliance related costs associated with our acquired MSB business. The increase in occupancy and equipment expense was primarily due to higher software maintenance costs to sustain the growth of the Company as well as higher building rent expense resulting from the opening of a new banking center in Grand Rapids during the year ended December 31, 2017.

        Noninterest expense increased $7.5 million to $32.4 million for the full year 2016, from $24.9 million for the full year 2015. The increase was primarily due to a $3.3 million increase in salary and employee benefits and a $2.0 million increase in acquisition and due diligence fees. The increase in noninterest expense year over year was also impacted by an increase in data processing expense of $673 thousand and an increase in occupancy and equipment expense of $578 thousand. The increase in salary and employee benefits year over year resulted from an increase of 47 full-time equivalent employees, primarily due to the acquisition of Bank of Michigan.

        Acquisition and due diligence fees of $2.7 million for the year ended December 31, 2016 and $722 thousand for the year ended December 31, 2015 included severance expense, bank acquisition and due diligence fees and bonus payments related to our acquisitions of Bank of Michigan and Lotus Bank, respectively.

Income Taxes and Tax-Related Items

        During the year ended December 31, 2017, we recognized income tax expense of $6.7 million on $16.6 million of pre-tax income resulting in an effective tax rate of 40.6%, compared to the year ended December 31, 2016, in which we recognized an income tax expense of $6.1 million on $17.1 million of pre-tax income, resulting in an effective tax rate of 35.6%. The increase in income tax rate for the year ended December 31, 2017 compared to 2016 primarily resulted from the Company recognizing an impairment on its deferred tax assets of $1.3 million related to the enactment of the TCJA.

        During the years ended December 31, 2016, and 2015 we recognized income tax expense of $6.1 million on pre-tax income of $17.1 million and $6.0 million on pre-tax income of $18.5 million, respectively. The effective tax rates for the years ended December 31, 2016 and 2015 were 35.6% and 32.3%, respectively.

        On December 22, 2017, the U.S government enacted the TCJA, a comprehensive tax legislation, which reduced the federal income tax rate for C corporations from 35% to 21%, effective January 1, 2018. As a result of the reduction in the U.S corporate income tax rate from 35% to 21%, the Company remeasured its ending net deferred tax assets. The Company recognized a $1.3 million tax expense in the Consolidated Statement of Income for the year ended December 31, 2017 as a result of the TCJA, of which the expense recorded is primarily attributable to the remeasurement of net deferred tax assets. Please refer to the income tax footnote in Note 10 to our audited financial statements for further discussion.

Financial Condition

        Total assets were $1.30 billion at December 31, 2017, an increase of $173.8 million compared to $1.13 billion at December 31, 2016. The increase in total assets of $173.8 million was primarily due to an increase of $81.5 million in gross loans, an increase of $50.5 million in securities available-for-sale and an increase in cash and cash equivalents of $44.5 million. The increase in loans was primarily driven by the growth in our commercial and industrial, residential real estate and commercial real estate portfolios. The increase in securities available-for-sale reflects management's decision to invest in liquid assets while retaining accessibility to the funds for potential liquidity needs. The increase in cash and cash equivalents was primarily due to a higher cash balance held with the Federal Reserve Bank at December 31, 2017 compared to the prior year end as a result of management's active efforts to increase cash and on-hand liquidity throughout the year. Management chose to increase cash levels by encouraging deposit inflows from both retail and wholesale sources throughout the fourth quarter of 2017.

        Total assets were $1.13 billion at December 31, 2016, an increase of $202.9 million from $924.7 million at December 31, 2015. The $202.9 million increase for December 31, 2016, compared to December 31, 2015 was primarily due to an increase of $193.7 million in total loans, $7.7 million increase in bank-owned life insurance, $6.2 million increase in loans held for sale and $4.8 million increase in goodwill, partially offset by a decrease in securities available-for-sale of $16.2 million. The increase in loans reflects the year over year loan growth in the Bank's portfolio primarily driven by growth in our commercial and industrial and commercial real estate portfolios, as well as $91.7 million of loans acquired through the Bank of Michigan acquisition. The increase in the bank-owned life insurance is as a result of the Company purchasing additional life insurance on certain officers. The increase in goodwill was due to the goodwill resulting from the acquisition of Bank of Michigan. The decrease in securities available-for-sale resulted from market opportunities for sales of securities.

Investment Securities

        The following table presents the fair value of the Company's investment securities portfolio, all of which were classified as available-for-sale as of December 31, 2017, 2016 and 2015:

(Dollars in thousands)	December 31, 2017	December 31, 2016	December 31, 2015
Securities available-for-sale:
U.S. government sponsored entities and agencies	$—	$—	$3,339
State and political subdivision	53,224	24,441	29,949
Mortgage-backed securities: residential	8,431	7,206	12,900
Mortgage-backed securities: commercial	9,819	4,889	4,564
Collateralized mortgage obligations: residential	19,221	24,473	26,593
Collateralized mortgage obligations: commercial	20,557	6,533	16,188
US Treasury	23,573	29,569	12,920
SBA	12,616	1,395	9,694
Corporate Bonds	3,528	2,027	555

Total securities available-for-sale	$150,969	$100,533	$116,702

        The composition of our investment securities portfolio reflects our investment strategy of maintaining an appropriate level of liquidity for both normal operations and potential acquisitions while providing an additional source of revenue. The investment portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet, while providing a vehicle for the investment of available funds, furnishing liquidity, and supplying securities to pledge as collateral. At December 31, 2017, total investment securities were $151.0 million, or 11.6% of total assets, compared to $100.5 million, or 8.9% of total assets, at December 31, 2016. The $50.5 million increase in securities available for sale from December 31, 2016 to December 31, 2017, primarily reflected increases in obligations of state and political subdivisions, collateralized mortgage obligations-commercial and SBA securities. Securities with a carrying value of $36.5 million and $23.0 million were pledged at December 31, 2017 and December 31, 2016, respectively, to secure borrowings and deposits.

        As of December 31, 2017, the Bank held 33 tax-exempt state and local municipal securities totaling $22.5 million backed by the MSBLF. Other than the aforementioned investments, at December 31, 2017 and December 31, 2016, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

        The securities available for sale presented in the following table are reported at amortized cost and by contractual maturity as of December 31, 2017 and December 31, 2016. Actual timing may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Additionally, residential mortgage-backed securities and collateralized mortgage obligations receive monthly principal payments, which are not reflected below. The yields below are calculated on a tax equivalent basis.

	Maturity as of December 31, 2017
	One year or less		One to five years		Five to ten years		After ten years
(Dollars in thousands)	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield
Securities available-for-sale:
State and political subdivision	$318	2.56%	$5,034	2.20%	$13,922	2.76%	$33,677	3.33%
Mortgage-backed securities: residential	—	0.00%	—	0.00%	525	1.45%	8,164	2.34%
Mortgage-backed securities: commercial	—	0.00%	2,837	1.87%	7,042	2.57%	—	0.00%
CMO: residential	56	2.75%	—	0.00%	429	3.09%	18,819	2.70%
CMO: commercial	—	0.00%	1,896	1.59%	5,474	2.66%	13,509	2.41%
US Treasury	—	0.00%	24,283	1.32%	—	0.00%	—	0.00%
SBA	—	0.00%	—	0.00%	—	0.00%	12,644	1.94%
Corporate Bonds	—	0.00%	3,039	2.26%	506	2.95%	—	0.00%

Total securities available-for-sale	$374	2.59%	$37,089	1.57%	$27,898	2.68%	$86,813	2.75%

	Maturity as of December 31, 2016
	One year or less		One to five years		Five to ten years		After ten years
(Dollars in thousands)	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield
Securities available-for-sale:
State and political subdivision	$—	0.00%	$4,292	2.87%	$10,834	2.88%	$9,706	3.88%
Mortgage-backed securities: residential	—	0.00%	—	0.00%	732	1.52%	6,708	2.47%
Mortgage-backed securities: commercial	—	0.00%	1,956	1.95%	3,010	2.10%	—	0.00%
CMO: residential	—	0.00%	142	1.55%	469	3.05%	24,041	2.42%
CMO: commercial	—	0.00%	2,988	1.60%	1,158	1.50%	2,454	1.92%
US Treasury	—	0.00%	5,007	1.63%	25,308	1.29%	—	0.00%
SBA	—	0.00%	—	0.00%	—	0.00%	1,417	1.46%
Corporate Bonds	—	0.00%	1,536	1.98%	507	2.95%	—	0.00%

Total securities available-for-sale	$—	0.00%	$15,921	2.03%	$42,018	1.81%	$44,326	2.69%

Loans

        Our loan portfolio represents a broad range of borrowers comprised of commercial real estate, commercial and industrial, residential real estate, and consumer financing loans.

        Commercial real estate loans consist of term loans secured by a mortgage lien on the real property, such as office and industrial buildings, retail shopping centers and apartment buildings, as well as commercial real estate construction loans that are offered to builders and developers. Commercial real estate loans are then segregated into two classes: non-owner occupied and owner occupied commercial real estate loans. Non-owner occupied loans, which include loans secured by non-owner occupied and nonresidential properties, generally have a greater risk profile than owner-occupied loans, which include loans secured by multifamily structures and owner-occupied commercial structures.

        Commercial and industrial loans include financing for commercial purposes in various lines of businesses, including manufacturing, service industry and professional service areas. Commercial and industrial loans are generally secured with the assets of the company and/or the personal guarantee of the business owners.

        Residential real estate loans represent loans to consumers for the purchase or refinance of a residence. These loans are generally financed over a 15- to 30-year term and, in most cases, are extended to borrowers to finance their primary residence with both fixed-rate and adjustable-rate terms. Real estate construction loans are also offered to consumers who wish to build their own homes and are often structured to be converted to permanent loans at the end of the construction phase, which is typically twelve months. Residential real estate loans also include home equity loans and lines of credit that are secured by a first- or second-lien on the borrower's residence. Home equity lines of credit consist mainly of revolving lines of credit secured by residential real estate.

        Consumer loans include loans made to individuals not secured by real estate, including loans secured by automobiles or watercraft, and personal unsecured loans.

        The following table details our loan portfolio by loan type at the dates presented:

	As of December 31,
(Dollars in thousands)	2017	2016	2015	2014	2013
Commercial real estate:
Non-owner occupied	$343,420	$322,354	$240,161	$170,923	$157,470
Owner occupied	168,342	169,348	146,487	97,974	87,646

Total commercial real estate	511,762	491,702	386,648	268,897	245,116
Commercial and industrial	377,686	342,069	254,808	202,942	142,482
Residential real estate	144,439	118,730	116,734	91,252	64,048
Consumer	1,036	892	1,528	1,060	1,559

Total loans	$1,034,923	$953,393	$759,718	$564,151	$453,205

        Total loans were $1.03 billion at December 31, 2017, an increase of $81.5 million from December 31, 2016. The total increase in loans of $81.5 million represented increases in commercial and industrial loans of $35.6 million, residential real estate loans of $25.7 million, commercial real estate loans of $20.1 million and consumer loans of $144 thousand. Long term, we expect to increase our concentration in both commercial and industrial and commercial real estate loans, with a goal of our overall loan portfolio mix to be approximately one-half commercial real estate, approximately one-third commercial and industrial loans and the remaining to be a mix of residential real estate and consumer loans. As of December 31, 2017, approximately 49.4% of our loans were commercial real estate, 36.5% were commercial and industrial, and 14.1% were residential real estate and consumer loans.

        Total loans were $953.4 million at December 31, 2016, an increase of $193.7 from $759.7 million at December 31, 2015. The total increase in loans of $193.7 million at December 31, 2016, compared to December 31, 2015, represented increases in commercial real estate loans of $105.1 million, commercial and industrial loans of $87.3 million and residential real estate loans of $2.0 million, slightly offset by a decrease in consumer loans of $636 thousand.

        We originate both fixed and adjustable rate residential real estate loans conforming to the underwriting guidelines of the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation, as well as home equity loans and lines of credit that are secured by first or junior liens. Most of our fixed rate residential loans, along with some of our adjustable rate mortgages are sold to other financial institutions with which we have established a correspondent lending relationship. The Company anticipates establishing direct relationships with Fannie Mae (FNMA) and/or Freddie Mac (FHLMC) in late 2018 or early 2019.

Loan Maturity/Rate Sensitivity

        The following table shows the contractual maturities of our loans as of December 31, 2017.

(Dollars in thousands)	One year or less	After one but within five years	After five years	Total
December 31, 2017
Commercial real estate	$61,530	$297,439	$152,793	$511,762
Commercial and industrial	144,496	150,481	82,709	377,686
Residential real estate	3,088	11,485	129,866	144,439
Consumer	540	483	13	1,036

Total Loans	$209,654	$459,888	$365,381	$1,034,923

Sensitivity of loans to changes in interest rates:
Fixed interest rates		$356,169	$172,946
Floating interest rates		103,719	192,435

Total		$459,888	$365,381

Summary of Impaired Assets and Past Due Loans

        Nonperforming assets consist of nonaccrual loans and other real estate owned. We do not consider performing troubled debt restructurings (TDRs) to be nonperforming assets, but they are included as part of impaired assets. The level of nonaccrual loans is an important element in assessing asset quality. Loans are classified as nonaccrual when, in the opinion of management, collection of principal or interest is not expected according to the terms of the agreement. Generally, loans are placed on nonaccrual status due to the continued failure by the borrower to adhere to contractual payment terms coupled with other pertinent factors, such as insufficient collateral value.

        A loan is categorized as a troubled debt restructuring if a concession is granted, such as to provide for the reduction of either interest or principal due to deterioration in the financial condition of the borrower. Typical concessions include reduction of the interest rate on the loan to a rate considered lower than market and other modification of terms including forgiveness of a portion of the loan balance, extension of the maturity date, and/or modifications from principal and interest payments to interest-only payments for a certain period. Loans are not classified as TDRs when the modification is short-term or results in only an insignificant delay or shortfall in the payments to be received.

Credit Quality Indicators:

        The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes nonhomogeneous loans, such as commercial and commercial real estate loans. This analysis is performed on an annual basis. The Company uses the following definitions for risk ratings:

        Pass.    Higher quality loans that do not fit any of the other categories described below. This category includes loans risk rated with the following ratings: cash/stock secured, excellent credit risk, superior credit risk, good credit risk, satisfactory credit risk, and marginal credit risk.

        Special Mention.    Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

        Substandard.    Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

        Doubtful.    Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

        Purchased credit impaired loans accounted for under ASC 310-30 are classified as performing, even though they may be contractually past due, as any nonpayment of contractual principal or interest is considered in the semi-annual re-estimation of expected cash flows and is included in the resulting recognition of current period loan loss provision or future period yield adjustments.

        Total classified and criticized loans as of December 31, 2017 were as follows:

(Dollars in thousands)	December 31, 2017
Classified loans:
Substandard	$18,286
Doubtful	82

Total classified loans	$18,368

Special mention	16,609

Total classified and criticized loans	$34,977

        A summary of nonperforming assets (defined as nonaccrual loans and other real estate owned), performing troubled debt restructurings and loans more than 90 days past due and still accruing, as of the dates indicated, are presented below.

	As of December 31,
(Dollars in thousands)	2017	2016	2015	2014	2013
Nonaccrual loans
Commercial real estate	$2,257	$147	$141	$343	$1,074
Commercial and industrial	9,024	13,389	309	656	450
Residential real estate	2,767	1,498	1,177	880	949

Total nonaccrual loans(1)	14,048	15,034	1,627	1,879	2,473
Other real estate owned	652	258	81	320	961

Total nonperforming assets	14,700	15,292	1,708	2,199	3,434
Performing troubled debt restructurings
Commercial real estate	—	290	—	—	—
Commercial and industrial	961	1,018	1,069	794	846
Residential real estate	261	207	279	194	263

Total performing troubled debt restructurings	1,222	1,515	1,348	988	1,109

Total impaired assets, excluding ASC 310-30 loans	$15,922	$16,807	$3,056	$3,187	$4,543

Loans 90 days or more past due and still accruing	$440	$377	$883	$980	$3,042

(1)
Nonaccrual loans include nonperforming troubled debt restructurings of $6.4 million, $5.8 million, $564 thousand, $636 thousand and $226 thousand at the respective dates indicated above.

        During the year ended December 31, 2017 and 2016, the Company recorded $75 thousand and $84 thousand of interest income on nonaccrual loans and performing TDRs, respectively.

        In addition to nonperforming and impaired assets, the Company had purchased credit impaired loans accounted for under ASC 310-30 which amounted to $9.7 million, $11.6 million, $17.6 million, $24.9 million and $28.3 million at December 31, 2017, 2016, 2015, 2014 and 2013, respectively.

Allowance for Loan Losses

        We maintain the allowance for loan losses at a level we believe is sufficient to absorb incurred losses in our loan portfolio given the conditions at the time. Management determines the adequacy of the allowance based on periodic evaluations of the loan portfolio and other factors. These evaluations are inherently subjective as they require management to make material estimates, all of which may be susceptible to significant change. The allowance is increased by provisions charged to expense and decreased by actual charge-offs, net of recoveries.

  Purchased Loans

        The allowance for loan losses on purchased loans is based on credit deterioration subsequent to the acquisition date. In accordance with the accounting guidance for business combinations, there was no allowance brought forward on any of the acquired loans as any credit deterioration evident in the loans was included in the determination of the fair value of the loans at the acquisition date. For purchased credit impaired loans, accounted for under ASC 310-30, management establishes an allowance for credit deterioration subsequent to the date of acquisition by re-estimating expected cash flows on a semi-annual basis with any decline in expected cash flows recorded as provision for loan losses. Impairment is measured as the excess of the recorded investment in a loan over the present value of expected future cash flows discounted at the pre-impairment accounting yield of the loan. For increases in cash flows expected to be collected, we first reverse any previously recorded allowance for loan losses, then adjust the amount of accretable yield recognized on a prospective basis over the loan's remaining life. These cash flow evaluations are inherently subjective as they require material estimates, all of which may be susceptible to significant change. For non-purchased credit impaired loans acquired in our acquisitions that are accounted for under ASC 310-20, the historical loss estimates are based on the historical losses experienced since acquisition. We record an allowance for loan losses only when the calculated amount exceeds the discount remaining from acquisition that was established for the similar period covered in the allowance for loan loss calculation. For all other purchased loans, the allowance is calculated in accordance with the methods used to calculate the allowance for loan losses for originated loans, as described below.

  Originated Loans

        The allowance for loan losses represents management's assessment of probable credit losses inherent in the loan portfolio. The allowance for loan losses consists of specific components, based on individual evaluation of certain loans, and general components for homogeneous pools of loans with similar risk characteristics.

        Impaired loans include loans placed on nonaccrual status and troubled debt restructurings. Loans are considered impaired when based on current information and events it is probable that we will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreements. When determining if we will be unable to collect all principal and interest payments due in accordance with the original contractual terms of the loan agreement, we consider the borrower's overall financial condition, resources and payment record, support from guarantors, and the realizable value of any collateral. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

        All impaired loans are identified to be individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the discounted expected future cash flows or at the fair value of collateral if repayment is collateral dependent.

        The allowance for our nonimpaired loans, which includes commercial and industrial and commercial real estate loans that are not individually evaluated for impairment, begins with a process of estimating the probable incurred losses in the portfolio. These estimates are established based on our internal credit risk ratings and historical loss data. Internal credit risk ratings are assigned to each business loan at the time of approval and are subjected to subsequent periodic reviews by senior management, at least annually or more frequently upon the occurrence of a circumstance that affects the credit risk of the loan.

        As our operating history is limited and we have grown rapidly, the historical loss estimates for loans prior to 2017 were based primarily on the actual historical loss experienced by our peer banks combined with a small factor representing our own loss history. Starting in 2017, the Company modified its methodology on historical loss analysis to incorporate and fully rely on the Bank's own historical loss data, which did not have a material impact. The historical loss estimates are established by loan type including commercial and industrial and commercial real estate. In addition, consideration is given to borrower rating migration experience and trends, industry concentrations and conditions, changes in collateral values of properties securing loans and trends with respect to past due and nonaccrual amounts.

        The following table presents, by loan type, the changes in the allowance for loan losses for the periods presented.

	For the years ended December 31,
(Dollars in thousands)	2017	2016	2015	2014	2013
Balance at beginning of period	$11,089	$7,890	$5,589	$5,119	$5,011
Loan charge-offs:
Commercial real estate	(360)	—	(26)	(52)	(182)
Commercial and industrial	(697)	(943)	(427)	(2,540)	(39)
Residential real estate	(85)	(211)	(50)	(211)	(604)
Consumer	—	—	(16)	—	(1)

Total loan charge-offs	(1,142)	(1,154)	(519)	(2,803)	(826)
Recoveries of loans previously charged-off:
Commercial real estate	17	53	552	61	37
Commercial and industrial	190	172	665	231	117
Residential real estate	141	201	181	178	188
Consumer	2	2	63	60	18

Total loan recoveries	350	428	1,461	530	360

Net recoveries	(792)	(726)	942	(2,273)	(466)
Provision for loan losses	1,416	3,925	1,359	2,743	574

Balance at end of period	$11,713	$11,089	$7,890	$5,589	$5,119

Allowance for loan losses as a percentage of total loans at period end	1.13%	1.16%	1.04%	0.99%	1.13%
Net loan recoveries as a percentage of average loans	(0.08)%	(0.08)%	0.14%	(0.47)%	(0.12)%

        Our allowance for loan losses was $11.7 million, or 1.1% of loans, at December 31, 2017, compared to $11.1 million, or 1.2% of loans, at December 31, 2016. The $624 thousand increase in the allowance for loan losses during the year ended December 31, 2017 was primarily due to a $511 thousand increase in general reserve driven by growth in the originated loan portfolio.

        Our allowance for loan losses was $11.1 million, or 1.2% of loans, at December 31, 2016, compared to $7.9 million, or 1.0% of loans, at December 31, 2015. The $3.2 million increase in the allowance for loan losses year over year was primarily due to additional allowance resulting from our semi-annual re-estimation of expected cash flows for our purchased credit impaired loans, the impact of organic loan growth and additional specific allowance component based on individual evaluation of certain loans.

        The following tables present, by loan type, the allocation of the allowance for loan losses for the periods presented.

(Dollars in thousands)	Allocated Allowance	Percentage of loans in each category to total loans
December 31, 2017
Balance at end of period applicable to:
Commercial real estate	$4,852	49.4%
Commercial and industrial	5,903	36.5%
Residential real estate	950	14.0%
Consumer	8	0.1%

Total loans	$11,713	100.0%

December 31, 2016
Balance at end of period applicable to:
Commercial real estate	$4,124	51.5%
Commercial and industrial	5,932	35.9%
Residential real estate	1,030	12.5%
Consumer	3	0.1%

Total loans	$11,089	100.0%

December 31, 2015
Balance at end of period applicable to:
Commercial real estate	$3,299	50.9%
Commercial and industrial	3,256	33.5%
Residential real estate	1,307	15.4%
Consumer	28	0.2%

Total loans	$7,890	100.0%

December 31, 2014
Balance at end of period applicable to:
Commercial real estate	$2,404	47.6%
Commercial and industrial	1,930	36.0%
Residential real estate	1,218	16.2%
Consumer	37	0.2%

Total loans	$5,589	100.0%

December 31, 2013
Balance at end of period applicable to:
Commercial real estate	$2,440	54.2%
Commercial and industrial	1,351	31.4%
Residential real estate	1,050	14.1%
Consumer	278	0.3%

Total loans	$5,119	100.0%

Deposits

        Total deposits were $1.12 billion at December 31, 2017 and $924.9 million at December 31, 2016, representing 93.9% and 89.7% of total liabilities at each year end, respectively. Deposit growth was $195.5 million between these dates. The growth in deposits was due to increases of $144.0 million in time deposits, $46.4 million in demand deposits, and $5.1 million in money market and savings deposits. Our interest-bearing deposit costs were 91 basis points and 72 basis points for the years ended December 31, 2017 and 2016, respectively. The increase in interest-bearing deposit costs year over year was impacted by the changing mix of deposit types, as well as by the modest increase in overnight market rates, as measured by the targeted federal funds rate. The federal fund rate targets rose 25 basis points in December 2016 and by 75 basis points during 2017, with additional increases expected, subject to economic conditions.

        Total deposits were $924.9 million at December 31, 2016 and $784.1 million at December 31, 2015, representing 89.7% and 93.5% of total liabilities at each period end, respectively. Deposit growth was $140.8 million between these dates. The growth in deposits was primarily due to increases of $73.1 million in demand deposits, $52.8 million in money market and savings deposits and $14.9 million in time deposits. Our interest-bearing deposit costs were 72 basis points and 66 basis points for the years ended December 31, 2016 and 2015, respectively. The increase in interest-bearing deposit costs year over year was impacted by the changing mix of deposit types, as well as by the modest increase in overnight market rates, as measured by the targeted federal funds rate. The federal fund rate targets rose 25 basis points in both December 2015 and December 2016.

        Brokered deposits.    Brokered deposits are marketed through national brokerage firms to their customers in $1,000 increments. For these brokered deposits, detailed records of owners are maintained by the Depository Trust Company under the name of CEDE & Co. This relationship provides a large source of deposits for the Bank. Due to the competitive nature of the brokered deposit market, brokered deposits tend to bear higher rates of interest than non-brokered deposits. At December 31, 2017 and December 31, 2016, the Bank had approximately $87.8 million and $51.4 million in brokered deposits, respectively.

        Included in the brokered deposits total at December 31, 2017 and December 31, 2016, was $3.3 million and $2.5 million, respectively, in Certificate of Deposit Account Registry Service (CDARS) customer deposit accounts. CDARS customer deposit accounts are similar to other deposit accounts on the Company's books, except that the total deposit amount exceeds the FDIC deposit insurance maximum, and that the CDARS service places the excess funds above the insurance maximum into deposit accounts issued by other banks in the CDARS service, who may be placing their excess deposits above the insurance maximum back with the Bank.

        Management understands the importance of core deposits as a stable source of funding and may periodically implement various deposit promotion strategies to encourage core deposit growth, including recent promotions for time deposits, demand deposits and money market deposits. For periods of rising interest rates, management has modeled the aggregate yields for non-maturity deposits and time deposits to increase at a slower pace than the increase in underlying market rates, which results in net interest margin expansion and projections of an increase in net interest income.

        The following tables set forth the distribution of average deposits by account type as of the dates indicated.

(Dollars in thousands)	Average Balance	Percent	Average Rate
For the year ended December 31, 2017
Noninterest-bearing demand deposits	$301,971	30.3%	0.00%
Interest-bearing demand deposits	59,274	6.0	0.29
Money market and savings deposits	259,449	26.1	0.62
Time deposits	373,762	37.6	1.20

Total deposits	$994,456	100.0%	0.63%

For the year ended December 31, 2016
Noninterest-bearing demand deposits	$267,831	30.0%	0.00%
Interest-bearing demand deposits	57,816	6.5	0.26
Money market and savings deposits	255,513	28.6	0.44
Time deposits	311,283	34.9	1.04

Total deposits	$892,443	100.0%	0.50%

For the year ended December 31, 2015
Noninterest-bearing demand deposits	$190,418	26.4%	0.00%
Interest-bearing demand deposits	47,577	6.6	0.27
Money market and savings deposits	218,232	30.2	0.40
Time deposits	266,168	36.8	0.94

Total deposits	$722,395	100.0%	0.49%

        The following table shows the contractual maturity of time deposits, including CDARs and IRA deposits and other brokered funds, of $100 thousand and over that were outstanding as of the date presented.

(Dollars in thousands)	December 31, 2017
Maturing in:
3 months or less	$86,614
3 months to 6 months	130,395
6 months to 1 year	87,024
1 year or greater	77,677

Total	$381,710

Borrowings

        Total debt outstanding at December 31, 2017 was $62.7 million, a decrease of $34.7 million from $97.4 million at December 31, 2016. The decrease in total borrowings was primarily due to a decrease of $34.5 million in FHLB advances.

        At December 31, 2017, FHLB advances were secured by a blanket lien on $316.5 million of real estate-related loans, and repurchase agreements were secured by collateralized mortgage obligations—residential with a fair value of $2.5 million. At December 31, 2016, FHLB Advances were secured by a blanket lien on $275.2 million of real estate-related loans, and repurchase agreements were secured by collateralized mortgage obligations—residential and commercial, with a fair value of $1.6 million.

        As of December 31, 2017, the Company had outstanding $15.0 million of subordinated notes. The notes bear a fixed interest rate of 6.375% per annum, payable semi-annually through December 15, 2020. The notes will bear a floating interest rate of three-month LIBOR plus 477 basis points payable quarterly after December 15, 2020 through maturity. The notes mature December 15, 2025, and the Company has the option to redeem or prepay any or all of the subordinated notes without premium or penalty any time after December 15, 2020 or at any time in the event of certain changes that affect the deductibility of interest for tax purposes or the treatment of the notes as Tier 2 Capital.

        Selected financial information pertaining to the components of our short-term borrowings as of the dates indicated is as follows:

	For the years ended December 31,
(Dollars in thousands)	2017	2016	2015
Securities sold under agreements to repurchase
Average Daily Balance	$971	$1,049	$1,682
Weighted-average rate	0.30%	0.30%	0.30%
Amount outstanding at period-end	$1,319	$1,331	$1,596
Maximum month-end balance	$1,533	$1,668	$2,493
FHLB Advances
Average Daily Balance	$64,095	$11,154	$3,846
Weighted-average rate	0.96%	0.58%	0.32%
Amount outstanding at period-end	$45,000	$65,000	—
Maximum month-end balance	$120,000	$65,000	$35,000

Capital Resources

        The following table summarizes the changes in our shareholders' equity for the periods indicated:

	For the years ended December 31,
(Dollars in thousands)	2017	2016	2015
Balance at beginning of period	$96,571	$85,634	$84,421
Net income	9,841	11,046	12,528
Other comprehensive income (loss)	343	(775)	(55)
Exercise of stock options, including tax benefit	605	300	25
Stock-based compensation expense, net of shares net settled	600	366	114
Preferred stock dividends	—	—	(112)
Preferred stock redemption	—	—	(11,287)

Balance at end of period	$107,960	$96,571	$85,634

        We strive to maintain an adequate capital base to support our activities in a safe and sound manner while at the same time attempting to maximize shareholder value. We assess capital adequacy against the risk inherent in our balance sheet, recognizing that unexpected loss is the common denominator of risk and that common equity has the greatest capacity to absorb unexpected loss.

        We are subject to various regulatory capital requirements both at the Company and at the subsidiary bank level. Failure to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting policies. We have consistently maintained regulatory capital ratios at or above the well-capitalized standards.

        During the first quarter of 2015, regulations implementing the Basel III regulatory capital framework and the Dodd-Frank Act became effective, which include requirements that are subject to a multi-year phase-in period. These rules modified the calculation of the various capital ratios, added a new ratio, common equity tier 1, and revised the adequately and well capitalized thresholds. When fully phased in on January 1, 2019, the rules will require the Company to maintain a capital conservation buffer of common equity capital that exceeds by more than 2.5% the minimum risk weighted asset ratios. The capital conservation buffer requirement was 1.25% as of December 31, 2017 and 0.625% as of December 31, 2016, respectively, which is not reflected in the tables below.

        At December 31, 2017, the Company and the Bank met all the capital adequacy requirements to which they were subject.

        The summary below compares the actual capital ratios with the quantitative measures established by regulation to ensure capital adequacy:

	Capital Adequacy Regulatory Requirement	Capital Adequacy Regulatory Requirement + Capital Conservation Buffer(1)	Well Capitalized Regulatory Requirement	Actual Capital Ratio
December 31, 2017
Total risk-based capital
Consolidated	8.00%	9.25%	10.00%	11.55%
Level One Bank	8.00%	9.25%	10.00%	11.37%
Tier 1 risk-based capital
Consolidated	6.00%	7.25%	8.00%	9.10%
Level One Bank	6.00%	7.25%	8.00%	10.29%
Common equity tier 1 capital
Consolidated	4.50%	5.75%	6.50%	9.10%
Level One Bank	4.50%	5.75%	6.50%	10.29%
Tier 1 leverage ratio
Consolidated	4.00%	4.00%	5.00%	7.92%
Level One Bank	4.00%	4.00%	5.00%	8.96%
December 31, 2016
Total risk-based capital
Consolidated	8.00%	8.63%	10.00%	11.28%
Level One Bank	8.00%	8.63%	10.00%	11.09%
Tier 1 risk-based capital
Consolidated	6.00%	6.63%	8.00%	8.72%
Level One Bank	6.00%	6.63%	8.00%	9.99%
Common equity tier 1 capital
Consolidated	4.50%	5.13%	6.50%	8.72%
Level One Bank	4.50%	5.13%	6.50%	9.97%
Tier 1 leverage ratio
Consolidated	4.00%	4.00%	5.00%	7.95%
Level One Bank	4.00%	4.00%	5.00%	9.11%

(1)
Reflects the capital conservation buffer of 1.25% and 0.625% applicable during 2017 and 2016, respectively.

Contractual Obligations and Off-Balance Sheet Arrangements

        Contractual Obligations.    In the ordinary course of our operations, we enter into certain contractual obligations. The following table presents our contractual obligations as of December 31, 2017.

	Contractual Maturities as of December 31, 2017
(Dollars in thousands)	Less Than One Year	One to Three Years	Three to Five Years	Over Five Years	Total
Operating lease obligations	$925	$1,576	$1,095	$3,103	$6,699
Short-term borrowings	36,319	—	—	—	36,319
Long-term borrowings	—	—	11,514	—	11,514
Subordinated notes	—	—	—	14,844	14,844
Time deposits	345,817	88,757	8,878	—	443,452

Total	$383,061	$90,333	$21,487	$17,947	$512,828

        Off-Balance Sheet Arrangements.    In the normal course of business, the Company offers a variety of financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include outstanding commitments to extend credit, credit lines, commercial letters of credit and standby letters of credit. These are agreements to provide credit, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies used for loans are used to make such commitments, including obtaining collateral at exercise of the commitment.

        We enter into forward commitments for the future delivery of mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from our commitments to fund the loans. These commitments to fund mortgage loans (interest rate lock commitments) to be sold into the secondary market and forward commitments for the future delivery of mortgage loans to third party investors are considered derivatives.

        We maintain an allowance to cover probable losses inherent in our financial instruments with off-balance sheet risk. At December 31, 2017, the allowance for off-balance sheet risk was $3 thousand, and included in "Other liabilities" on our consolidated balance sheet.

        A summary of the contractual amounts of our exposure to off-balance sheet risk is as follows.

	December 31, 2017
(Dollars in thousands)	Fixed Rate	Variable Rate
Commitments to make loans	$5,041	$8,837
Unused lines of credit	12,407	189,787
Unused standby letters of credit	3,584	1,411

        Of the total unused lines of credit of $202.2 million at December 31, 2017, $29.1 million was comprised of undisbursed construction loan commitments.

Liquidity

        Liquidity management is the process by which we manage the flow of funds necessary to meet our financial commitments on a timely basis and at a reasonable cost and to take advantage of earnings enhancement opportunities. These financial commitments include withdrawals by depositors, credit commitments to borrowers, expenses of our operations, and capital expenditures. Liquidity is monitored and closely managed by our Asset and Liability Committee (ALCO), a group of senior officers from the finance, enterprise risk management, treasury, and lending areas. It is ALCO's responsibility to ensure we have the necessary level of funds available for normal operations as well as maintain a contingency funding policy to ensure that potential liquidity stress events are planned for, quickly identified, and management has plans in place to respond. ALCO has created policies which establish limits and require measurements to monitor liquidity trends, including modeling and management reporting that identifies the amounts and costs of all available funding sources. In addition, we have implemented modeling software that projects cash flows from the balance sheet under a broad range of potential scenarios, including severe changes in the economic environment.

        At December 31, 2017, we had liquid assets of $178.1 million, compared to $96.6 million at December 31, 2016. Liquid assets include cash and due from banks, federal funds sold, interest-bearing deposits with banks and unencumbered securities available-for-sale.

        Our bank is a member of the FHLB, which provides short- and long-term funding to its members through advances collateralized by real estate-related assets and other select collateral, most typically in the form of debt securities. The actual borrowing capacity is contingent on the amount of collateral available to be pledged to the FHLB. As of December 31, 2017, we had $45.0 million of outstanding borrowings from the FHLB. The advances were secured by a blanket lien on $316.5 million of real estate-related loans as of December 31, 2017. Based on this collateral and the Company's holdings of FHLB stock, the Company is eligible to borrow up to an additional $93.0 million. In addition, the Bank can borrow up to $117.0 million through the unsecured lines of credit it has established with nine other banks, as well as $5.0 million through a secured line with the Federal Reserve Bank.

        We also maintain relationships with correspondent banks which could provide funds on short notice, if needed. In addition, because Level One Bank is "well capitalized," it can accept wholesale deposits up to approximately $519.9 million based on current policy limits. Management believed that we had adequate resources to fund all of our commitments as of December 31, 2017.

        The following liquidity ratios compare certain assets and liabilities to total deposits or total assets.

December 31, 2017
Investment securities available-for-sale to total assets	11.60%
Loans to total deposits	92.37%
Interest-earning assets to total assets	95.80%
Interest-bearing deposits to total deposits	71.00%

Quantitative and Qualitative Disclosures About Market Risk.

        Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates. Interest-rate risk is the risk to earnings and equity value arising from changes in market interest rates and arises in the normal course of business to the extent that there is a divergence between the amount of our interest-earning assets and the amount of interest-bearing liabilities that are prepaid/withdrawn, re-price, or mature in specified periods. We seek to achieve consistent growth in net interest income and equity while managing volatility arising from shifts in market interest rates. ALCO oversees market risk management, monitoring risk measures, limits, and policy guidelines for managing the amount of interest-rate risk and its effect on net interest income and capital. Our Board of Directors approves policy limits with respect to interest rate risk.

Interest Rate Risk

        Interest rate risk management is an active process that encompasses monitoring loan and deposit flows complemented by investment and funding activities. Effective interest rate risk management begins with understanding the dynamic characteristics of assets and liabilities and determining the appropriate interest rate risk position given business activities, management objectives, market expectations and ALCO policy limits and guidelines.

        Interest rate risk can come in a variety of forms, including repricing risk, basis risk, yield curve risk and option risk. Repricing risk is the risk of adverse consequences from a change in interest rates that arises because of differences in the timing of when those interest rate changes impact our assets and liabilities. Basis risk is the risk of adverse consequence resulting from unequal change in the spread between two or more rates for different instruments with the same maturity. Yield curve risk is the risk of adverse consequence resulting from unequal changes in the spread between two or more rates for different maturities for the same or different instruments. Option risk in financial instruments arises from embedded options such as options provided to borrowers to make unscheduled loan prepayments, options provided to debt issuers to exercise call options prior to maturity, and depositor options to make withdrawals and early redemptions.

        We regularly review our exposure to changes in interest rates. Among the factors we consider are changes in the mix of interest-earning assets and interest-bearing liabilities, interest rate spreads and repricing periods. ALCO reviews, on at least a quarterly basis, our interest rate risk position.

        The interest-rate risk position is measured and monitored at the Bank using net interest income simulation models and economic value of equity sensitivity analysis that capture both short-term and long-term interest-rate risk exposure.

        Modeling the sensitivity of net interest income and the economic value of equity to changes in market interest rates is highly dependent on numerous assumptions incorporated into the modeling process. The models used for these measurements rely on estimates of the potential impact that changes in interest rates may have on the value and prepayment speeds on all components of our loan portfolio, investment portfolio, as well as embedded options and cash flows of other assets and liabilities. Balance sheet growth assumptions are also included in the simulation modeling process. Due to the current low interest rate environment, we assumed that market interest rates would not fall below 0% for the scenarios that used the down 100 basis point parallel shifts in market interest rates. The analysis provides a framework as to what our overall sensitivity position is as of our most recent reported position and the impact that potential changes in interest rates may have on net interest income and the economic value of our equity.

        Net interest income simulation involves forecasting net interest income under a variety of interest rate scenarios including instantaneous shocks.

        The estimated impact on our net interest income as of December 31, 2017, assuming immediate parallel moves in interest rates is presented in the table below.

	December 31, 2017
	Following 12 months	Following 24 months
+400 basis points	14.3%	13.7%
+300 basis points	11.7%	11.4%
+200 basis points	8.5%	8.5%
+100 basis points	4.7%	4.8%
–100 basis points	(4.9)%	(5.4)%

        Management strategies may impact future reporting periods, as our actual results may differ from simulated results due to the timing, magnitude, and frequency of interest rate changes, the difference between actual experience, and the characteristics assumed, as well as changes in market conditions. Market based prepayment speeds are factored into the analysis for loan and securities portfolios. Rate sensitivity for transactional deposit accounts is modeled based on both historical experience and external industry studies.

        We use economic value of equity sensitivity analysis to understand the impact of interest rate changes on long-term cash flows, income, and capital. Economic value of equity is based on discounting the cash flows for all balance sheet instruments under different interest rate scenarios. Deposit premiums are based on external industry studies and utilizing historical experience.

        The table below presents the change in our economic value of equity as of December 31, 2017 assuming immediate parallel shifts in interest rates.

December 31, 2017
+400 basis points	(34.6)%
+300 basis points	(25.6)%
+200 basis points	(16.5)%
+100 basis points	(7.4)%
–100 basis points	7.3%

Operational Risk

        Operational risk is the risk of loss due to human behavior, inadequate or failed internal systems and controls, and external influences such as market conditions, fraudulent activities, disasters, and security risks. We continuously strive to strengthen our system of internal controls, enterprise risk management, operating processes and employee awareness to assess the impact on earnings and capital and to improve the oversight of our operational risk.

Compliance Risk

        Compliance risk represents the risk of regulatory sanctions, reputational impact or financial loss resulting from our failure to comply with rules and regulations issued by the various banking agencies and standards of good banking practice. Activities which may expose us to compliance risk include, but are not limited to, those dealing with the prevention of money laundering, privacy and data protection, community reinvestment initiatives, fair lending challenges resulting from the expansion of our banking center network and employment and tax matters.

Strategic and/or Reputation Risk

        Strategic and/or reputation risk represents the risk of loss due to impairment of reputation, failure to fully develop and execute business plans, failure to assess current and new opportunities in business, markets and products, and any other event not identified in the defined risk types mentioned previously. Mitigation of the various risk elements that represent strategic and/or reputation risk is achieved through initiatives to help us better understand and report on various risks, including those related to the development of new products and business initiatives.

BUSINESS

Company Overview

        Level One Bancorp, Inc. is the bank holding company for Level One Bank, headquartered in Farmington Hills located in Oakland County, Michigan. We have grown rapidly since our founding in 2007, and Level One Bank is one of the largest locally-headquartered commercial banks in southeastern Michigan. This growth has been driven primarily by our entrepreneurial culture, our experienced management team and by the economic strength of our core market area in Oakland County, which has the twelfth highest median income in the United States of counties with over one million residents. As of December 31, 2017, we had $1.30 billion in assets, $1.03 billion in loans, $1.12 billion in deposits and total shareholders' equity of $108.0 million. We generated net income of $9.8 million for the year ended December 31, 2017, or $1.49 per diluted common share, and $11.0 million for the year ended December 31, 2016, or $1.69 per diluted common share.

        In our ten years of operation, we have grown to 14 offices, including 10 banking centers (our full-service branches) in Oakland County, one banking center in each of Detroit and Grand Rapids, Michigan's two largest cities, one banking center in Sterling Heights, and one mortgage loan production office in Ann Arbor. In addition to our organic growth, we have completed four acquisitions since 2009, including two FDIC-assisted transactions and two whole-bank acquisitions. Our vision is to continue that growth, primarily through organic growth, but supplemented by opportunistic acquisitions that are additive to our franchise value, and we believe we have the management team, systems and culture to achieve that goal.

        Our organic loan growth is reflected in the chart below, which depicts total loans outstanding at each period end, including both originated loans and acquired loans, representing a compound annual growth rate, or CAGR, of 28.8% for originated loans and 24.2% for total loans from December 31, 2012 through December 31, 2017.

Loan Growth

        We have supplemented our organic loan growth with acquisitions, including the purchase of certain assets and liabilities of Michigan Heritage Bank in 2009 and Paramount Bank in 2010, which helped strengthen our foundation in commercial banking, retail banking and mortgage lending while expanding our product suite and staffing levels. Most recently, we acquired Lotus Bank in the first quarter of 2015 and Bank of Michigan in the first quarter of 2016, enhancing our footprint in our core market.

        We also recently opened new banking centers in market areas where we see long-term strategic opportunity, including the 2016 opening of our banking center in downtown Detroit, where we believe we will have the opportunity to capture a share of the city's economic redevelopment and to enhance the Level One brand, and our November 2016 opening of our Grand Rapids banking center, marking our expansion into western Michigan and the second largest metropolitan area in Michigan. Our commitment to the Grand Rapids market is demonstrated by our hiring of three senior commercial lenders, a small business lender and a mortgage origination officer in 2017. Most recently, in the third quarter of 2017, we opened our second location in Bloomfield Township located in Oakland County.

        We plan to use the net proceeds from this offering for general corporate purposes, including to increase capital levels to support further organic growth, including the planned opening of two new banking centers in 2019 and 2020, and, potentially, to fund future acquisitions (although we do not have any current plans, arrangements or understandings to make any such acquisitions at this time). See "Use of Proceeds."

        In addition, in July 2017, we formed a new subsidiary, Hamilton Court Insurance Company, or Hamilton Court, which is a wholly-owned insurance subsidiary of the Company that provides property and casualty insurance coverage to the Company and the Bank, and reinsurance to ten other third-party insurance captives for which insurance may not be currently available or economically feasible in the insurance marketplace. Hamilton Court was designed to insure the risks of the Company and the Bank by providing additional insurance coverage for deductibles, excess limits and uninsured exposures. We expect the premiums paid to this insurance subsidiary to result in better risk management for the Company.

Key Strengths

        As we look to continue our growth trajectory, we believe we will benefit from the following strengths:

        Entrepreneurial Culture.    Since starting our bank in 2007, we believe the experience, relationships, and entrepreneurial culture of our management team, our customer-focused commercial lending team as well as our board of directors have been and will continue to be key drivers of our growth. In August 2017, we were named to American Banker's list of the 60 "Best Banks to Work For" for the second year in a row. In 2017, we were also named by the National Association of Business Resources as one of the "101 Best and Brightest Companies to Work For" in metro Detroit for the fifth year in a row and by the SBA as "Export Lender of the Year" for the third year. We believe these attributes are hallmarks of many leaders in the financial services industry, and have deliberately built our lending and operations teams and systems to achieve excellence in these areas. While our future growth plans can be expected to introduce new complexities and challenges for our business, we intend to continue to focus on refining our business model to help ensure a solid foundation for success.

        Experienced, Growth-Oriented Management Team.    Our executive leadership team averages 30 years of financial industry experience, including experience at leading national and regional banks. Further, the leaders of our lending team have an average of over 20 years serving the Michigan communities in which we operate. We believe the combination of this leadership experience and our start-up profile has allowed us to build the right bank, with the right team, the right way. Together, our management team has overseen our recent bank acquisitions and integration, led the Company through our prior rounds of capital raising, and achieved earnings growth from $0.97 per diluted common share for the year ended December 31, 2012 to $1.49 for the year ended December 31, 2017, representing a CAGR of 9.0%.

        As we prepare for the next phase of our growth, we believe the following members of our management team will be critical to our success:

  •
  Patrick J. Fehring—President and Chief Executive Officer.  Prior to founding the Bank, Mr. Fehring spent 27 years with Fifth Third Bancorp or its affiliates, most recently as President of Fifth Third Bank, Eastern Michigan.

  •
  Gregory A. Wernette—Executive Vice President and Chief Lending Officer.  Prior to joining the Bank at inception, Mr. Wernette spent 21 years with Comerica Bank, most recently as First Vice President and Group Manager in Middle Market Banking.

  •
  David C. Walker—Executive Vice President and Chief Financial Officer.  Mr. Walker, who joined us in October 2009, previously served as Group Vice President of Detroit-based GMAC LLC, where he spent 24 years in various financial disciplines, including seven years as Chief Financial Officer of GMAC's Mortgage Group and two years as GMAC's Treasurer.

  •
  Timothy R. Mackay—Executive Vice President, Consumer Banking Officer.  With 26 years of experience in bank leadership, including 21 years in various capacities at Fifth Third Bank in Michigan and Florida, Mr. Mackay joined us in February 2013. Prior to joining Level One Bank Mr. Mackay was Senior Vice President- Retail Executive with direct oversight of 63 banking centers in South Florida. Mr. Mackay is responsible for the strategic leadership of the Consumer Banking Division, including branch banking, small business banking, residential mortgage and marketing.

  •
  Eva D. Scurlock—Executive Vice President, Risk Management Officer.  With over 17 years of experience in the banking industry, including most recently as Credit Training Manager and Commercial Lender at LaSalle Bank and its predecessors, Ms. Scurlock, who joined us at inception, is responsible for the strategic leadership of enterprise risk management, including credit and compliance risk. Ms. Scurlock was selected by Crain's Detroit Business as a "40 Under 40" honoree in 2013.

  •
  Melanie C. Barrett—Executive Vice President and Chief Human Resources Officer.  With 38 years of experience in banking at Comerica Bank and Flagstar Bank, Ms. Barrett, who joined us in January 2018, is responsible for human resources activity including staffing, compensation, training, leadership development, and team member benefits.

        Platform for Organic and Acquisition-Driven Growth.    Prior to the fourth quarter of 2014, we were, as a de novo bank, subject to operational restrictions on our business plan. While these restrictions limited our ability to grow, we took the opportunity to invest in the leaders, technology, systems and facilities for the next stage of our growth, including our new corporate headquarters. We believe these investments are capable of supporting a bank several times our current size with relatively modest incremental expense, and will help us achieve operational efficiencies with any future acquisitions that we complete. We have demonstrated our ability to leverage this platform with the four acquisitions we completed and the three new banking center locations we introduced since inception.

Strategies for Growth

        Our primary objective is to achieve quality long-term returns for our shareholders by focusing on being a well-capitalized, profitable community banking organization, with balanced growth. In particular, we intend to focus on the following:

        Continue to Drive Organic Growth in Loans, Core Deposits and Earnings.    While we expect to be able to grow our loan portfolio, earnings and deposit base within our existing footprint, we intend to continue opening new full-service banking centers in communities with favorable economic and demographic characteristics to help drive long-term growth. In addition to our recently opened banking centers in Grand Rapids, Detroit and Bloomfield Township, we plan to open a total of two new banking centers in 2019 and 2020. We believe our recently completed investments in information technology and personnel provide us with the foundation upon which we can significantly grow our operations.

        To grow our business organically, we employ a strategy of "Owning Your Neighborhood." Upon opening a new banking center, our branch leaders, relationship bankers, and lenders reach out to establish relationships with local small businesses in the surrounding community. Our niche is to focus on small business relationship development and then cross promote our consumer products services. After establishing a relationship with these businesses, we focus on needs based selling efforts to provide other products and services to these clients to grow our core deposit base, uncover lending opportunities, and increase non-interest income.

        Pursue Acquisitions in Existing and Adjacent Markets.    We believe that consolidation of community banks will continue and that, with the additional capital from this offering and our approach to credit management, we will be well-positioned to take advantage of opportunities in our market areas and in adjacent markets within Michigan, which were home to 28 banking organizations with less than $1 billion in assets as of December 31, 2017. We believe that our entry into new adjacent markets will help diversify our loan portfolio, our funding base and our overall risk exposure. We have successfully completed four acquisitions to date, including two FDIC-assisted transactions and two whole-bank acquisitions that expanded our footprint, were accretive to earnings, and generated many new clients for our bank. We continue to evaluate opportunities for acquisitions but do not have any current plans, arrangements or understandings to make any acquisitions at this time.

        Leverage Our Entrepreneurial Bank Philosophy.    We operate with a community banking philosophy in metropolitan areas where we seek to develop broad customer relationships based on service and convenience while maintaining a conservative approach to lending which results in strong asset quality. We are a full-service commercial bank with an emphasis on providing commercial and private banking services for businesses, professionals and individuals. Due to large banking organizations moving their focus to large corporate clients rather than customers in our local communities, we believe that our emphasis on personal service and our willingness to lend will enhance our ability to compete successfully and capitalize on dissatisfaction among customers of larger financial institutions.

        Maintain Strong Asset Quality.    We strive to maintain the quality of our assets, and have developed a credit approval structure that has enabled us to maintain strong asset quality while achieving our investment objectives. As a result of our underwriting standards, loan approval authority levels and procedures, experienced loan officers (averaging over 15 years of experience per loan officer) with an intimate knowledge of the local market, and diligent monitoring of the loan portfolio, our asset quality continues to remain well-controlled. Our nonperforming assets as a percentage of total assets were 1.1% and 1.4% as of December 31, 2017 and 2016, respectively. We had net charge-offs on loans of $792 thousand and $726 thousand for the years ended December 31, 2017 and 2016, respectively, which represented 0.08% of average loans in each such period.

        Our ability to achieve our primary objectives is subject to a number of risks that you should consider before investing in our common stock. These risks are discussed more fully in the section titled "Risk Factors," beginning on page 13, and include, but are not limited to, the following:

  •
  if general business and economic conditions do not continue to improve, particularly within our market area, our growth and results of operations could be adversely affected;

  •
  economic, market, operational, liquidity, credit and interest rate risks associated with our business could adversely affect our business, results of operations and financial condition;

  •
  competition within the financial services industry, nationally and within our market area, both for customers and employees, could limit our ability to grow and could adversely affect the pricing and terms that we are able to offer to our customers;

  •
  if we do not effectively manage our credit risk, we may experience increased levels of delinquencies, nonperforming loans and charge-offs, which could require increases in our provision for loan losses; and

  •
  we are subject to extensive state and federal financial regulation, and compliance with changing requirements may restrict our activities or have an adverse effect on our results of operations.

Growth History

        Our organic growth has focused on expanding market share in our existing and contiguous markets by attracting new customers with our personalized service and our ability to tailor commercial, consumer and specialized loans closely to local needs, particularly with respect to loan structure. We can then generate stable core deposits from these customers. We believe that our focus on and strong relationships in our market areas will provide long-term opportunities for organic growth, particularly in an improving economic environment.

        Our acquisition activity complements our organic growth strategy and has primarily focused on strategic acquisitions in or around our core market. As we evaluate potential acquisition opportunities in the future, we believe there are many banking institutions that would benefit by partnering with Level One to enhance operating scale, solve capital or liquidity issues and broaden management expertise to continue to compete effectively in the marketplace. Our management team has a long history of identifying targets, assessing and pricing risk and executing acquisitions in a creative, yet disciplined, manner. We seek acquisitions that provide meaningful financial benefits, long-term organic growth opportunities and expense reductions, without compromising our risk profile. Additionally, we seek to enter banking markets with favorable competitive dynamics and potential consolidation opportunities.

        Since inception, Level One Bank has experienced significant growth, both organically and through acquisitions. Below are a few of our notable milestones:

  •
  October 2007—Chartered as a de novo financial institution with an initial capitalization of $16.2 million from local investors and sophisticated institutional investors.

  •
  April 2009—Completed the FDIC-assisted acquisition of $13.5 million in assets and $95.9 million in liabilities of Michigan Heritage Bank, strengthening and expanding the Bank's deposit market position and providing funds for loan growth.

  •
  June and December 2010—Raised $21.0 million in capital primarily from local investors and sophisticated institutional investors.

  •
  December 2010—Completed the FDIC-assisted acquisition of certain assets and liabilities of Paramount Bank assuming approximately $173.0 million in deposits and purchasing approximately $206.4 million in loans and other assets. This acquisition strengthened and expanded the Bank's position within the desirable and competitive market of Oakland County with the addition of more than 6,000 new customers.

  •
  September 2012—Raised $14.0 million in capital primarily from sophisticated institutional investors.

  •
  March 2015—Acquired Lotus Bank in Novi, Michigan for $17.1 million, expanding our reach to western Oakland County. At the time of our acquisition, we acquired $78.0 million in loans and $96.8 million of deposits.

  •
  March 2016—Completed the acquisition of Bank of Michigan for $16.5 million, acquiring $94.6 million in deposits and $91.7 million in loans. We also acquired Bank of Michigan's MSB operations, which significantly increased our depository fee service income.

Lending Activities

        We offer a broad and growing set of lending products and related services, including commercial mortgages; commercial and industrial loans with lines of credit, term loans and owner occupied mortgages to small businesses; loans under the SBA lending program; residential real estate loans; construction and land development loans; and consumer loans including home equity loans, automobile loans and credit card services. We target our services to owner-managed businesses, professional firms, real estate professionals, not-for-profit businesses and consumers within our geographic markets who meet our underwriting standards.

        We focus primarily on originating commercial and industrial loans, owner occupied commercial real estate loans and, to a lesser extent, non-owner occupied commercial real estate loans in our primary market areas, which include Oakland County, the Detroit metropolitan area and the Grand Rapids metropolitan area. We have lenders dedicated to targeting mid-sized businesses with between $5.0 million and $50.0 million of annual revenue, but we also target small businesses with revenue of less than $5.0 million.

        The following chart summarizes the composition of our loan portfolio as of December 31, 2017.

Loan Portfolio Composition

        Commercial Loans.    The commercial loans offered by the Bank include (i) commercial mortgages, (ii) commercial and industrial loans consisting of operating lines of credit and term loans, SBA-guaranteed loans and other guaranteed loan programs such as the Michigan Economic Development Corporation (MEDC) collateral support program and in the past the US Department of Agriculture (USDA) Business and Industry program; and (iii) commercial real estate construction loans. Targeted customer groups include small and mid-sized business owners and operators. Another target group is professionals who are likely to build and occupy facilities at their principal employment locations.

        The Bank's commercial mortgages are used to provide construction and permanent financing for owner-occupied, retail and office buildings, and multi-family buildings. Commercial real estate secured loans are generally written on a five-year term, with amortizing periods ranging up to twenty-five years. Interest rates may be fixed for three to seven years, or adjustable. The Bank generally charges an origination fee for its services. We generally require personal guarantees from the principal owners of the property supported by a review by the Bank's management of the principal owners' personal financial statements. We attempt to limit our risk by analyzing the borrowers' cash flow and collateral value on an ongoing basis and by an annual review of rent rolls and financial statements. The loan-to-value ratio as established by an independent appraisal typically will not exceed 85%. Owner-occupied commercial real estate loans were $168.4 million or 16.3% of the total Company's loan portfolio and non-owner occupied commercial real estate/multi-family loans were $343.4 million or 33.2% of the Company's loan portfolio as of December 31, 2017. Commercial and industrial loans are generally made to small to medium sized businesses for business purposes and are supported by the cash flow of the underlying business as well as collateral of accounts receivable, inventory and/or equipment as collateral and personal guaranties from the business owners.

        SBA, MEDC, and USDA lending programs are utilized to enhance the credit quality of loans that already meet the requirements of the Company's rigorous credit underwriting policies and procedures. These programs have a further benefit to the Company in terms of liquidity and potential fee income, since there is an active secondary market which will purchase the guaranteed portion of these loans at a premium. Our operating lines of credit typically are limited to a percentage of the value of the assets securing the line. Lines of credit and term loans typically are reviewed annually. Commercial and industrial loans are primarily underwritten on the basis of the borrower's ability to service the loan from operating income. The terms of these loans vary by purpose and by type of underlying collateral. We typically make equipment loans for a term of five years or less at fixed or adjustable rates, with the loan fully amortized over the term. Loans to support working capital typically have terms not exceeding one year and are usually secured by accounts receivable, inventory and personal guarantees of the principals of the business. The interest rates charged on loans vary with the degree of risk and loan amount and are further subject to competitive pressures, money market rates, the availability of funds and government regulations. For loans secured by accounts receivable and inventory, principal is typically repaid as the assets securing the loan are converted into cash (monitored on a monthly or more frequent basis as determined necessary in the underwriting process), and for loans secured with other types of collateral, principal is typically due at maturity. As of December 31, 2017, commercial and industrial loans totaled approximately $377.7 million or 36.5% of the Company's loan portfolio.

        Construction loans include commercial projects (such as multi-family housing, industrial, office and retail centers). We do not have any early stage acquisition and development loans for land and lots. Permanent financing is typically offered for commercial properties under construction. These loans typically have a term of less than 18 months, floating interest rates and commitment fees. Construction loans for investment real estate are made to developers who have an established record of successful project completion and loan repayment. Loan repayment for owner occupied transactions is generally from permanent financing with either the Bank or a qualified mortgage lender. The loan-to-value ratio as established by independent appraisal typically will not exceed 85% and generally is limited to 80% or less for owner occupied and 75% or less for investment real estate. Loan proceeds are disbursed based on the percentage of completion and only after an experienced construction lender or third-party inspector has inspected the project with construction monitoring handled by the Bank's Credit Administration department, which ensures title policies are updated for each construction draw. At December 31, 2017, we had $51.4 million in construction loans outstanding, representing 5.0% of the Company's loan portfolio, with $29.1 million in undisbursed commitments.

        Residential Real Estate.    We originate both fixed-rate loans and adjustable-rate loans in our residential lending program. Generally, these loans are originated to meet the requirements of Fannie

Mae, Freddie Mac, FHA, VA and jumbo loans for sale in the secondary market to investors. We typically sell both our long term fixed rate and adjustable loan originations. We generally underwrite our one- to four-family loans based on the applicant's employment, debt to income levels, credit history and the appraised value of the subject property. Generally, we lend up to 80% of the lesser of the appraised value or purchase price for one- to four-family residential loans. In situations where we grant a residential first mortgage loan with a loan-to-value ratio in excess of 80%, we generally require private mortgage insurance in order to reduce our exposure to 80% or less. Properties securing our one- to four-family loans are generally appraised by independent fee appraisers selected by our appraisal management companies conforming with appraisal independent compliance guidelines. We require our borrowers to obtain title and hazard insurance, and flood insurance, if necessary, in an amount equal to the regulatory maximum. Fixed rate loans generally are offered on a fully amortizing basis for terms ranging from 10 to 30 years at interest rates and fees that reflect current secondary market pricing. Most ARM products offered adjust annually after an initial period ranging from one to ten years, subject to a limitation on the annual change of 1.0% to 2.0% and a lifetime limitation of 5.0% to 6.0%. These ARM products most frequently adjust based upon the average yield on LIBOR or Treasury securities adjusted to a constant maturity of one year plus a margin or spread above the index. Generally, ARM loans held in our portfolio do not allow for interest-only payments nor negative amortization of principal and carry allowable prepayment restrictions. The Bank also makes a limited amount of loans secured by second mortgages on residential real estate. Second residential mortgages may have a loan to value of up 80% when combined with the first mortgage, however exceptions can be made based on credit capacity, collateral and banking relationship. Also included in residential real estate loans are home equity lines of credit. Home equity lines of credit generally have a loan to value ratio of up to 80% at the time of origination when combined with the first mortgage. The majority of these loans are secured by a first or second mortgage on residential property. Home equity lines of credit allow for a 10-year draw period, with a 10-year repayment period, and the interest rate is generally tied to the prime rate as published by the Wall Street Journal and may include a margin. As of December 31, 2017, residential loans totaled approximately $144.4 million or 14.0% of the Company's loan portfolio, of which $27.2 million were home equity lines of credit.

        Consumer Loans.    Consumer loans offered by the Bank include personal installment and auto loans and credit cards through a third-party provider. Personal lines of credit generally have maturities from one to five years and variable interest rates. Personal unsecured loans are available to creditworthy bank customers with limits determined on a loan by loan basis. Credit reports and industry standard debt-to-income ratios of 35% or less are used to qualify borrowers. As of December 31, 2017, consumer loans totaled approximately $1.0 million or 0.1% of the Company's loan portfolio.

        Loan Policy and Approval.    Loan authority is delegated by the Directors Loan Committee. The Bank does not provide loan authority to any one individual, but takes a risk management approach based on aggregate credit exposure and risk grading. Aggregate exposure less than $2.0 million requires multi-signature approval. The Management Loan Committee has approval authority up to $5.0 million. The Directors Loan Committee has approval authority up to $7.5 million (or $10.0 million for lower risk rated credits). Aggregate exposure requests that exceed $10.0 million are approved by the Directors Loan Committee on an exception basis. It should be noted that each loan request requires some level of credit approval. Management will continue to seek Directors Loan Committee approval for higher committee loan authorities in conjunction with the increased capital levels that will result from this Offering. Under applicable federal and state law, the Bank's permissible loans to one borrower are also limited to $30.4 million in the aggregate, subject to two-thirds board approval. The Bank utilizes internal limits that may be less than or equal to the prevailing legal limits.

        Deposit Services.    The Bank offers a full range of deposit services insured by the FDIC, including (i) commercial checking and small business checking products, (ii) retirement accounts such as Individual Retirement Accounts (IRA), and (iii) retail deposit services such as certificates of deposits, money market accounts, savings accounts, checking account products and Automated Teller Machines (ATMs). The Bank also offers credit cards and internet banking.

        The Bank's business strategy concentrates heavily on the generation of "core" deposits generally defined as Demand Deposit Accounts, Money Market accounts, Negotiable Order of Withdrawal accounts, and time deposit accounts less than $100 thousand. The Bank focuses it deposit efforts on cash rich business such as insurance companies, insurance agents, trade associations, title and escrow companies, real estate offices, churches and professionals such as physicians, attorneys and other services providers. The Bank has implemented successful deposit gathering strategies and tactics to attract and retain deposits utilizing technology to deliver high quality treasury management services (e.g. remote deposit capture lock box, electronic bill payments) in addition to the traditional generation of deposit relationships in conjunction with its lending activities.

        The Bank offers a broad range of deposit services that are typically available from most banks and savings and loan associations, including checking accounts, NOW accounts, savings and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to the principal market area at rates competitive with those offered in the area. The Bank solicits these accounts from individuals, businesses, associations, organizations and government authorities. As of December 31, 2017, the Bank had $87.8 million of brokered deposits and deposits obtained through the use of internet listing services (approximately 7.8% of total deposits).

        In addition, we generate fee income through our MSB which provides cash management services for small, locally-owned cash intensive businesses. We intend to continue to grow this line of business, which we acquired in 2016 in our Bank of Michigan acquisition.

        We offer commercial depository (treasury management) services, specialty deposit accounts and other solutions to serve the needs of our institutional depositors, and offer mobile banking services, savings and checking accounts, money market accounts, certificates of deposit and other customary products and services to our retail depositors.

        The following chart summarizes the composition of our deposits as of December 31, 2017.

Deposit Composition

Our Market Areas

        Our primary market is Oakland County, which is the second-largest county in Michigan with a total population of over 1.2 million people and a median household income of over $76 thousand, according to S&P Global Market Intelligence. Because we have few locally-based competitors in Oakland County, with our regional banking expertise, local credit decision making and high touch service, we are able to compete with larger regional and national banking competitors to increase our market share and grow our loan portfolio. Oakland County benefits from a skilled workforce, including both engineering and research and development employees related to the automotive industry, and nearly 4,700 life science and health care firms employing over 100,000 individuals, according to Oakland County.

        We also serve the Detroit metropolitan area, which is the largest MSA in Michigan with a population of over 4.2 million people, according to S&P Global Market Intelligence, a major center of the U.S. automotive industry and a regional healthcare hub. The Detroit MSA ranks as the 14th largest MSA in the United States based on gross domestic product. In recent years, there has been an increase in capital being invested in the city as the downtown Detroit area has been revitalized. Since 2006, the city of Detroit has experienced more than $12 billion in new investments for approximately 150 projects. In addition, the city of Detroit is an attractive place to live, with a cost of living below the national average, and to set up a business, with a flat corporate income tax rate of 6%.

        With our new banking center that opened in 2016, our market area also includes the Grand Rapids metropolitan area, which is the second largest MSA in Michigan with a population of over 1.0 million people, according to S&P Global Market Intelligence. The Grand Rapids "Medical Mile" is a renowned healthcare destination that has experienced over $2 billion in investment over the last two years. In addition, Grand Rapids is a growing area for the manufacturing, information technology and life sciences industries.

        We believe the demographics of our market areas provide strong growth opportunities for our loan portfolio and deposits. The following chart, which is based on data from S&P Global Market Intelligence, shows our share of the deposits in our market areas as of June 30, 2017, which is the most recent data available.

        We operate in our primary market of Oakland County, Michigan, which is a part of the Detroit MSA, and, since the fourth quarter of 2016, in our new market area of Grand Rapids, Michigan, which is part of the Grand Rapids MSA. Oakland County and the Detroit and Grand Rapids MSAs are large and growing markets, with total populations of over 1.2 million, 4.2 million and 1.0 million, respectively, according to S&P Global Market Intelligence. In addition, our Oakland County and Grand Rapids markets exceed the U.S. and Michigan averages for unemployment rate and median income.

Unemployment Rate as of November 2017	Median Household Income

Source: U.S. Bureau of Labor Statistics	Source: S&P Global Market Intelligence

Competition

        The financial services industry is highly competitive as we compete for loans, deposits and customer relationships in our market. Competition involves efforts to retain current clients, make new loans and obtain new deposits, increase the scope and sophistication of services offered and offer competitive interest rates paid on deposits and charged on loans. Within our branch footprint, we primarily face competition from national, regional and other local financial institutions that have established branch networks throughout our market areas as well as new markets, giving them visible retail presence to customers.

        In mortgage banking, we face competition from a wide range of national financial institutions, regional and local community banks, as well as credit unions and national mortgage underwriters. In commercial banking, we face competition to underwrite loans to sound, stable businesses and real estate projects at competitive price levels that make sense for our business and risk profile. Our major commercial bank competitors include larger national, regional and local financial institutions that may have the ability to make loans on larger projects than we can or provide a larger mix of product offerings. We also compete with smaller local financial institutions that may have aggressive pricing and unique terms on various types of loans and, increasingly, financial technology platforms that offer their products exclusively through web-based portals.

        In retail banking, we primarily compete with national and local banks that have visible retail presence and personnel in our market areas. The primary factors driving competition in consumer banking are customer service, interest rates, fees charged, branch location and hours of operation and the range of products offered. We compete for deposits by advertising, offering competitive interest rates and seeking to provide a higher level of personal service. We also face competition from non-traditional alternatives to banks such as credit unions, money centers, money market mutual funds and cash management accounts.

        We believe our ability to provide a flexible, sophisticated product offering and an efficient process to our customers allows us to stay competitive in the financial services environment. Our local presence and hands-on approach enables us to provide a high level of service that our customers value.

Employees

        As of December 31, 2017, we had 235 full-time equivalent employees. None of our employees are a party to a collective bargaining agreement. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

Properties

        Our headquarters is located at 32991 Hamilton Court, Farmington Hills, Michigan. Including our headquarters building, we operate 14 offices, including 12 full-service banking centers located primarily in southeastern Michigan, and a mortgage loan production office in Ann Arbor, Michigan. We own our headquarters building and our branch office located in Novi and one branch office location in Farmington Hills, Michigan, and lease the remainder of our locations.

Legal Proceedings

        In the normal course of business, we are named or threatened to be named as a defendant in various lawsuits. Management, following consultation with legal counsel, does not expect the ultimate disposition of any or a combination of these matters to have a material adverse effect on our business, financial condition, results of operations, cash flows or growth prospects. However, given the nature, scope and complexity of the extensive legal and regulatory landscape applicable to our business (including laws and regulations governing consumer protection, fair lending, fair labor, privacy, information security and anti-money laundering and anti-terrorism laws), we, like all banking organizations, are subject to heightened legal and regulatory compliance and litigation risk.

Corporate Information

        Our principal executive office is located at 32991 Hamilton Court, Farmington Hills, Michigan, and our telephone number is (248) 737-0300. Our website address is www.levelonebank.com. The information contained on our website is not a part of, nor incorporated by reference into, this prospectus.

MANAGEMENT

Board of Directors

        Our board of directors currently consists of ten members. We expect all of our existing directors to continue to comprise our board of directors following the completion of this offering. Under our bylaws, each of our directors is elected each year for a one-year term. Our bylaws provide that our board is authorized to have not less than five nor more than 25 directors. The number of directors may be changed only by resolution of our board within the range set forth in our bylaws.

        The following table sets forth information as of the date of this prospectus regarding the members of our board of directors. Ages are given as of the date of this prospectus.

Name	Age	Position
Patrick J. Fehring	60	Chairman, President and Chief Executive Officer
Barbara E. Allushuski	65	Director
Victor L. Ansara	59	Director
James L. Bellinson	57	Director
Michael A. Brillati	43	Director
Shukri W. David	58	Director
Thomas A. Fabbri	64	Director
Mark J. Herman	62	Director
Steven H. Rivera	55	Director
Stefan Wanczyk	57	Director

        The following is a brief discussion of the business and banking background and experience of each of our directors for at least the past five years. The biographies contain information regarding the person's experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. No director has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of our executive officers.

        Patrick J. Fehring.    Mr. Fehring serves as Chairman, President and Chief Executive Officer of the Company and the Bank. Prior to founding the Bank, Mr. Fehring spent 27 years with Fifth Third Bancorp or its affiliates, most recently as President of Fifth Third Bank, Eastern Michigan.

        Barbara E. Allushuski.    Ms. Allushuski is the President and Chief Executive Officer of Blue Heron Talent, LLC, an executive coaching firm. She also serves on the boards of the Detroit Regional Chamber and Skyline Club, on the advisory board for the Girl Scouts of Southeastern Michigan, and as a limited partner of Belle Capital. Ms. Allushuski earned a bachelor's degree in economics from Ohio University and a degree from the Wharton School of the University of Pennsylvania. Our board considered Ms. Allushuski's business experience, her management experience as the President and Chief Executive Officer of a business and her knowledge of the business community in our market area in determining that she should be a member of our board and Compensation Committee.

        Victor L. Ansara.    Mr. Ansara is the President and Chief Executive Officer of the Ansara Restaurant Group, Inc., a restaurant and real estate company. Our board considered Mr. Ansara's experience as the chief executive officer of a local business and his knowledge and experience with real estate investment in determining that he should be a member of our board and Compensation Committee.

        James L. Bellinson.    Mr. Bellinson is the Managing Member and founder of Riverstone Communities, which owns and operates 85 manufactured housing communities in 11 states. In 2012, Mr. Bellinson co-founded Peas and Carrots Hospitality LLC, a restaurant holding company that owns restaurants in Michigan and Chicago. He previously served as President and Chief Operating Officer of

Arcadia Services, Inc., a national health care provider in 21 states that was sold in 1997 to Integrated Health Services, Inc., a New York Stock Exchange company. In 2015, Mr. Bellinson co-founded Riverstone Growth Partners, which is a private equity group. Also in 2015, he co-founded Brilliant Detroit, a non-profit that buys homes in underserved Detroit neighborhoods and converts them to free early childhood learning centers. Mr. Bellinson is active in several other philanthropic organizations in the Detroit area. He graduated from the University of Michigan with a B.A. in Economics. He also earned his Juris Doctorate degree from the University of San Diego, College of Law, and became a bar-certified attorney in the State of Michigan. Our board considered Mr. Bellinson's knowledge of the business community in our market area and his overall extensive business and management level experience in determining that he should be a member of our board and Nominating and Governance Committee.

        Michael A. Brillati.    Mr. Brillati is Chief Executive Officer of Salus Group, a benefits and administration company. Our board considered Mr. Brillati's knowledge of the business community in our market area and his overall extensive business and management level experience in determining that he should be a member of our board and Compensation Committee.

        Shukri W. David.    Dr. David is a cardiologist and physician chair of the Cardiovascular Center of Excellence at St. John Providence Health System with cardiovascular service line responsibilities for Ascension Health Michigan. He has partial ownership of, and is chief medical officer for, Cardiovascular Therapeutics, and has partial ownership in Heart Cardiology Consultants, which is based in Southfield, Michigan. He completed cardiovascular training at Providence Hospital and Harper Hospital, Wayne State University. Dr. David currently serves on the Board of Visitors for the school of nursing at Oakland University. He earned his a medical degree from American University of the Caribbean and an MBA from Indiana University Business School. Our board considered Dr. David's business and management experience in determining that he should be a member of our board, Audit Committee, Nominating and Governance Committee and Compensation Committee.

        Thomas A. Fabbri.    Mr. Fabbri is the President and Chief Executive Officer of Aaro Companies, which provide maintenance and janitorial services for commercial buildings, and of Lakeview Hills Golf Resort. He previously served on the board of directors for Huntington Bank and the Detroit Athletic Club. Mr. Fabbri earned a bachelor's degree in commerce and finance from the University of Detroit. Our board considered Mr. Fabbri's experience on a bank's board of directors, his knowledge of the business community in our market area, and his overall extensive business and management level experience in determining that he should be a member of our board, Audit Committee and Nominating and Governance Committee.

        Mark J. Herman.    Mr. Herman is the President and Chief Operating Officer of ANYI Management Company, and commercial real estate company. He has 25 years of experience in the banking industry, primarily with Comerica Bank and Fifth Third Bank, which included management and executive management positions in the areas of commercial lending, trust and investments and private banking. Mr. Herman earned a bachelor's degree from Central Michigan University and an MBA from Michigan State University. Our board considered Mr. Herman's experience as the chief operating officer of a local business, his knowledge of and experience with real estate investment and development, and his experience in the banking industry in determining that he should be a member of our board and Audit Committee.

        Steven H. Rivera.    Mr. Rivera is the Managing Partner of Independent Emergency Physicians, P.C., President of the Medical Staff of Providence and Providence Park Hospitals, and partner of Detroit Entrepreneurs LLC. He also serves on the Southeastern Michigan Board of Directors of Ascension Health. Our board considered Mr. Rivera's management experience and knowledge of the business community in our market area in determining that he should be a member of our board, Nominating and Governance Committee and Compensation Committee.

        Stefan Wanczyk.    Mr. Wanczyk is the President and Chief Executive Officer of Utica Enterprises, Inc., a holding company that owns and operates 12 subsidiaries in the automotive and transportation industry. He is also the Chief Executive Officer of Hour Media, LLC, which owns and operates 10 media companies in six states. Mr. Wanczyk also serves as a director and trustee of several foundations and non-profit organizations in the Detroit area. He graduated from Wayne State University with a bachelor's degree in accounting. Our board considered Mr. Wanczyk's management experience as a chief executive, his accounting acumen, and his knowledge of the business community in our market area in determining that he should be a member of our board, Audit Committee and Nominating and Governance Committee.

Executive Officers

        The following table sets forth certain information regarding our executive officers, including their names, ages and positions:

Name	Age	Position
Patrick J. Fehring	60	Chairman, President and Chief Executive Officer of the Company and the Bank
Gregory A. Wernette	55	Executive Vice President, Chief Lending Officer and Corporate Secretary of the Company and the Bank
David C. Walker	57	Executive Vice President and Chief Financial Officer of the Company and Executive Vice President and Chief Financial Officer of the Bank
Timothy R. Mackay	48	Assistant Corporate Secretary of the Company and Executive Vice President, Consumer Banking Officer of the Bank
Eva D. Scurlock	40	Assistant Corporate Secretary of the Company and Executive Vice President, Risk Management Officer of the Bank
Melanie C. Barrett	59	Executive Vice President, Chief Human Resources Officer of the Company and the Bank

        The business experience of each of our executive officers is set forth below. No executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other executive officer or any of our current directors. There are no arrangements or understandings between any of the officers and any other person pursuant to which he or she was selected as an officer.

        Gregory A. Wernette.    Mr. Wernette serves as Executive Vice President, Chief Lending Officer and Corporate Secretary of the Company and the Bank. Prior to joining the Bank at inception, Mr. Wernette spent 21 years with Comerica Bank, most recently as First Vice President and Group Manager in Middle Market Banking.

        David C. Walker.    Mr. Walker serves as Executive Vice President and Chief Financial Officer of the Company and as Executive Vice President and Chief Financial Officer of the Bank. He has also served as a vice president and director of Hamilton Court Insurance Company since July 2017. Mr. Walker, who joined us in October 2009, previously served as Group Vice President of Detroit-based GMAC LLC, where he spent 24 years in various financial disciplines, including seven years as Chief Financial Officer of GMAC's Mortgage Group and two years as GMAC's Treasurer.

        Timothy R. Mackay.    Mr. Mackay serves as Assistant Corporate Secretary of the Company and as Executive Vice President, Consumer Banking Officer and Assistant Corporate Secretary of the Bank. With 26 years of experience in bank leadership, including 21 years in various capacities at Fifth Third Bank in Michigan and Florida, where he oversaw 63 banking centers, Mr. Mackay, who joined us in

February 2013, is responsible for the strategic leadership of the Consumer Banking Division, including branch banking, small business banking, residential mortgage and marketing.

        Eva D. Scurlock.    Ms. Scurlock serves as Assistant Corporate Secretary of the Company and as Executive Vice President, Risk Management Officer and Assistant Corporate Secretary of the Bank. With over 17 years of experience in the banking industry, including most recently as Credit Training Manager and Commercial Lender at LaSalle Bank, Ms. Scurlock, who joined us at inception, is responsible for the strategic leadership of enterprise risk management, including credit and compliance risk. Ms. Scurlock was selected by Crain's Detroit Business as a "40 Under 40" honoree in 2013.

        Melanie C. Barrett.    Ms. Barrett serves as Executive Vice President and Chief Human Resources Officer of the Company and the Bank. With 38 years of experience in banking at Comerica Bank and Flagstar Bank, Ms. Barrett, who joined us in January 2018, is responsible for human resources activity including staffing, compensation, training, leadership development, and team member benefits. Prior to joining the Company and the Bank, she served as senior vice president-director of human resource business partners of Flagstar Bank from April 2012 until July 2017. In this capacity, her primary responsibilities included the development of policies and practices for the organization, working with business leaders on organizational realignments and restructurings, overseeing the management of employee relations concerns, and overseeing the due diligence and integration of employees acquired through acquisitions.

Director Independence

        Under the rules of the Nasdaq Stock Market, independent directors must comprise a majority of our board of directors within one year of our listing date. The rules of the Nasdaq Stock Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors.

        Our board of directors has evaluated the independence of its members based upon the rules of the Nasdaq Stock Market and the SEC. Applying these standards, and based on information provided by each director concerning his background, employment and affiliations, our board of directors has affirmatively determined that, with the exception of Mr. Fehring, each of our current directors is an independent director, as defined under the applicable rules. Because Mr. Fehring is an executive officer of the Company and the Bank, Mr. Fehring cannot be deemed to be independent under the rules of the Nasdaq Stock Market and the SEC. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with the Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director, and the matters discussed under "Certain Relationships and Related Party Transactions."

Board Leadership Structure

        Our board of directors does not have a formal policy requiring the separation of the roles of Chairman of the Board and Chief Executive Officer. It is our directors' view that rather than having a rigid policy, the board of directors, with the advice and assistance of the Nominating and Governance Committee, and upon consideration of all relevant factors and circumstances, will determine, as and when appropriate, whether the two offices should be separate. Since our formation, the positions of Chairman and Chief Executive Officer have been combined and held by Mr. Fehring. We believe this board leadership structure is the most appropriate because of the efficiencies achieved in having the role of Chairman and Chief Executive Officer combined, and because the detailed knowledge of our day-to-day operations and business that the Chief Executive Officer possesses greatly enhances the decision-making processes of the board of directors as a whole. As noted above, Mr. Fehring is not currently considered to be "independent" according to Nasdaq Stock Market rules.

        Because the Chairman of the Board is not an independent director, we have a separate lead independent director who organizes and presides at sessions of our independent directors. Currently, Dr. David serves as our lead independent director. Consistent with Nasdaq listing requirements, the independent directors regularly have the opportunity to meet without Mr. Fehring present.

Board Committees

        Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Mr. Fehring is not a member of any of these committees. The responsibilities of these committees are described below. Our board of directors may also establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents. The following table summarizes the membership of each of the committees of the board of directors:

Director Name	Audit Committee	Compensation Committee	Nominating and Governance Committee
Barbara E. Allushuski		X (Chair)
Victor L. Ansara		X
James L. Bellinson			X
Michael A. Brillati		X
Shukri W. David	X	X	X
Thomas A. Fabbri	X		X (Chair)
Mark J. Herman	X
Steven H. Rivera		X	X
Stefan Wanczyk	X (Chair)		X

        Audit Committee.    Our board of directors has evaluated the independence of the members of our Audit Committee and has affirmatively determined that: (i) each of the members of our Audit Committee meets the definition of "independent director" under Nasdaq Stock Market rules; (ii) each of the members satisfies the additional independence standards under Nasdaq Stock Market rules and applicable SEC rules for Audit Committee service; and (iii) each of the members has the ability to read and understand fundamental financial statements. In addition, our board of directors has determined that Mr. Wanczyk has the required financial sophistication due to his experience and background, which Nasdaq Stock Market rules require at least one such Audit Committee member have. Our board has determined that Mr. Wanczyk also qualifies as an "audit committee financial expert," as that term is defined under applicable SEC rules.

        Our Audit Committee has adopted a written charter, which sets forth the committee's duties and responsibilities. The current charter of the Audit Committee will be available on our website at www.levelonebank.com upon completion of this offering. As described in its charter, our Audit Committee has responsibility for, among other things:

  •
  selecting and reviewing the performance of our independent auditors and approving, in advance, all engagements and fee arrangements;

  •
  reviewing the independence of our independent auditors;

  •
  reviewing actions by management on recommendations of the independent auditors and internal auditors;

  •
  meeting with management, the internal auditors and the independent auditors to review the effectiveness of our system of internal control and internal audit procedures;

  •
  reviewing our earnings releases and reports to be filed with the SEC;

  •
  reviewing reports of bank regulatory agencies and monitoring management's compliance with recommendations contained in those reports;

  •
  reviewing and approving transactions for potential conflicts of interest under the Company's conflict of interest policy; and

  •
  handling such other matters that are specifically delegated to the Audit Committee by our board of directors from time to time.

        Compensation Committee.    Our board of directors has evaluated the independence of the members of our Compensation Committee and has affirmatively determined that all of the members of our Compensation Committee are "independent" under Nasdaq Stock Market rules and also satisfy the additional independence standards under Nasdaq Stock Market rules for compensation committee service.

        Our Compensation Committee has adopted a written charter, which sets forth the committee's duties and responsibilities. The current charter of the Compensation Committee will be available on our website at www.levelonebank.com upon completion of this offering. As described in its charter, our Compensation Committee has responsibility for, among other things:

  •
  reviewing, monitoring and approving our overall compensation structure, policies and programs (including benefit plans) and assessing whether the compensation structure establishes appropriate incentives for our executive officers and other employees and meets our corporate objectives;

  •
  determining the annual compensation of our Chief Executive Officer;

  •
  reviewing the compensation decisions made by our Chief Executive Officer with respect to our other executive officers;

  •
  overseeing the administration of our equity plans and other incentive compensation plans and programs and making recommendations to our board of directors relating to these matters;

  •
  preparing the Compensation Committee report required by SEC rules to be included in our annual report; and

  •
  handling such other matters that are specifically delegated to the Compensation Committee by our board of directors from time to time.

        Nominating and Governance Committee.    Our board of directors has evaluated the independence of the members of our Nominating and Governance Committee and has affirmatively determined that all of the members of our Nominating and Governance Committee are "independent" under Nasdaq Stock Market rules.

        Our Nominating and Governance Committee has adopted a written charter, which sets forth the committee's duties and responsibilities. The current charter of the Nominating and Governance Committee will be available on our website at www.levelonebank.com upon completion of this offering. As described in its charter, our Nominating and Governance Committee has responsibility for, among other things:

  •
  recommending persons to be selected by our board of directors as nominees for election as directors or to fill any vacancies on our board of directors;

  •
  developing and recommending to the board of directors a set of corporate governance guidelines applicable to the Company and reviewing these guidelines at least once a year;

  •
  reviewing the board of director's committee structure and composition and making recommendations to the board of directors regarding the appointment of directors to serve as members of each committee and committee chairmen annually; and

  •
  handling such other matters that are specifically delegated to the Nominating and Governance Committee by our board of directors from time to time.

        In carrying out its nominating function, the Nominating and Governance Committee has developed qualification criteria for all potential director nominees, including incumbent directors, board nominees and shareholder nominees. These criteria include the following attributes:

  •
  integrity and high ethical standards in the nominee's professional life;

  •
  sufficient educational and professional experience, business experience or comparable service on other boards of directors to qualify the nominee for service to the board;

  •
  evidence of leadership and sound judgment in the nominee's professional life;

  •
  a willingness to abide by any published code of ethics for the Company; and

  •
  a willingness and ability to devote sufficient time to carrying out the duties and responsibilities required of a board member.

        The committee also evaluates potential nominees to determine if they have any conflicts of interest that may interfere with their ability to serve as effective board members and to determine whether they are "independent" in accordance with Nasdaq Stock Market rules (to ensure that, at all times, at least a majority of our directors are independent).

        Prior to nominating an existing director for re-election to the board, the committee will consider and review the following attributes with respect to each existing director:

  •
  board and committee attendance and performance;

  •
  age and length of board service;

  •
  experience, skills and contributions that the existing director brings to the board;

  •
  independence and any conflicts of interest; and

  •
  any significant change in the director's professional status or work experience, including the attributes considered for initial board membership.

Board Oversight of Risk Management

        Our board of directors believes that effective risk management and control processes are critical to our safety and soundness, our ability to predict and manage the challenges that we face and, ultimately, our long-term corporate success. Our board of directors, both directly and through its committees, is responsible for overseeing our risk management processes, with each of the committees of our board of directors assuming a different and important role in overseeing the management of the risks we face.

        Our full board of directors oversees our enterprise-wide risk management framework, which establishes our overall risk appetite and risk management strategy and enables our management to understand, manage and report on the risks we face. Our full board of directors also reviews and oversees policies and practices established by management to identify, assess, measure and manage key risks we face, including the risk appetite metrics developed by management. The Audit Committee of our board of directors is responsible for overseeing risks associated with financial matters (particularly financial reporting, accounting practices and policies, disclosure controls and procedures and internal control over financial reporting). The Compensation Committee of our board of directors has primary responsibility for risks and exposures associated with our compensation policies, plans and practices, regarding both executive compensation and the compensation structure generally. In particular, our Compensation Committee reviews our incentive compensation arrangements to ensure these programs are consistent with applicable laws and regulations, including safety and soundness requirements, and do not encourage imprudent or excessive risk-taking by our employees. The Nominating and Governance Committee of our board of directors oversees risks associated with the independence of our board of directors and potential conflicts of interest.

        Our senior management team is responsible for implementing and reporting to our board of directors regarding our risk management processes, including by assessing and managing the risks we face, including strategic, operational, regulatory, investment and execution risks, on a day-to-day basis. Our senior management team is also responsible for creating and recommending to our board of directors for approval appropriate risk appetite metrics reflecting the aggregate levels and types of risk we are willing to accept in connection with the operation of our business and pursuit of our business objectives.

        The role of our board of directors in our risk oversight is consistent with our leadership structure, with the members of our senior management team having responsibility for assessing and managing our risk exposure, and our board of directors and its committees providing oversight in connection with those efforts. We believe this division of risk management responsibilities presents a consistent, systemic and effective approach for identifying, managing and mitigating risks throughout our operations.

Compensation Committee Interlocks and Insider Participation

        None of the members of our Compensation Committee will be or has been an officer or employee of the Company. None of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Code of Business Conduct and Ethics

        Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors and employees. The code sets forth the standard of ethics that we expect all of our directors and employees to follow. Upon completion of this offering, our code of business conduct and ethics will be available on our website at www.levelonebank.com. Any amendments to the code, or any waivers of its requirements, will be disclosed on our website, as well as any other means required by Nasdaq Stock Market rules.

Corporate Governance Guidelines

        Our board of directors has adopted a set of corporate governance guidelines to assist our board of directors in the exercise of its fiduciary duties and to promote the effective functioning of our board and its committees. Upon the completion of this offering, our corporate governance guidelines will be available on our website at www.levelonebank.com.

EXECUTIVE COMPENSATION

        As an emerging growth company under the JOBS Act, we have opted to comply with the executive compensation disclosure rules applicable to "smaller reporting companies" as such term is defined in the rules promulgated under the Securities Act, which permit us to limit reporting of compensation disclosure to our principal executive officer and our two other most highly compensated executive officers, which are referred to as our "named executive officers."

        The compensation reported in the Summary Compensation Table below is not necessarily indicative of how we will compensate our named executive officers in the future. We will continue to review, evaluate and modify our compensation framework to maintain a competitive total compensation package. As such, and as a result of our becoming a publicly traded company, the compensation program following this offering could vary from our historical practices.

        Our named executive officers for 2017, which consist of our principal executive officer and the Company's two other most highly compensated executive officers, are:

  •
  Patrick J. Fehring, President and Chief Executive Officer

  •
  Gregory A. Wernette, Executive Vice President and Chief Lending Officer

  •
  David C. Walker, Executive Vice President and Chief Financial Officer

Summary Compensation Table

        The following table sets forth information regarding the compensation paid, awarded to, or earned for our fiscal years ended December 31, 2017 and 2016 for each of our named executive officers.

Name and Position	Year	Salary ($)	Stock Awards(1) ($)	Option Awards(1) ($)	Nonequity Incentive Plan Compensation(2) ($)	Nonqualified Deferred Compensation Earnings(3) ($)	All Other Compensation(4) ($)	Total ($)
Patrick J. Fehring	2017	346,154	80,850	—	84,984	15,434	77,385	604,807
Chairman, President and Chief Executive Officer	2016	321,154	—	41,220	83,180	2,439	86,378	534,371
Gregory A. Wernette	2017	242,191	47,355	—	50,633	11,395	52,915	404,489
Executive Vice President and Chief Lending Officer	2016	234,470	—	28,625	54,474	1,829	60,967	380,365
David C. Walker	2017	213,385	41,580	—	43,736	10,130	46,700	355,531
Executive Vice President and Chief Financial Officer	2016	208,461	—	28,625	46,856	1,626	57,038	342,606

(1)
The amounts set forth in the "Stock Awards" and "Option Awards" columns reflect the aggregate grant date fair value of stock and option awards for the years ended December 31, 2017 and 2016 in accordance with FASB ASC Topic 718. The stock award amounts are based on fair market values of $23.10 for awards granted on February 16, 2017. The fair market value of shares was determined using an independent valuation. The assumptions used in calculating the option award amounts are set forth in Note 11 to our audited consolidated financial statements as of December 31, 2017 and 2016.

(2)
Represents annual nonequity incentive plan awards paid as a result of the attainment of specific net income, return on average assets relative to peers, nonperforming assets relative to peers, and individual performance goals during the calendar year. The objective performance goals are set at the beginning of each year by the Compensation Committee and approved by the Board.

(3)
Consists of above market interest on deferred compensation under the SERP (as defined below, see "Benefits and Other Perquisites-Level One Bank Supplemental Executive Retirement Plan").

(4)
"All Other Compensation" for the named executive officers during 2017 is summarized below.

Name	Perquisites(i) ($)	Company 401(k) Match(ii) ($)	Company Contributions to SERP ($)	Total "All Other Compensation" ($)
Patrick J. Fehring	12,907	8,100	56,378	77,385
Gregory A. Wernette	5,461	8,100	39,354	52,915
David C. Walker	4,428	7,627	34,645	46,700

(i)
Amount reflects club dues and a length of service award granted for Messrs. Fehring and Wernette with a value of $1,279 and $1,033, respectively.

(ii)
Amount reflects Company matching contribution under the 401(k) Plan.

General

        We compensate our named executive officers through a combination of base salary, annual bonuses, equity awards, and other benefits including perquisites. Our Compensation Committee believes the executive compensation packages that we provide to our executives, including the named executive officers, should include both cash and equity compensation that reward performance as measured against established corporate goals. Each element of compensation is designed to achieve a specific purpose and to contribute to a total package that is competitive with similar packages provided by other institutions that compete for the services of individuals like our named executive officers.

Base Salary

        The Compensation Committee reviews and approves base salaries of our named executive officers and sets the compensation of our chief executive officer. In setting the base salary of each named executive officer, the Compensation Committee relies on market data provided by our internal human resources department and survey data from industry resources. The Compensation Committee also retains an independent consultant as it deems appropriate. Salary levels are typically considered annually as part of our performance review process and upon a promotion or other change in job responsibility.

        The Compensation Committee has retained Blanchard Consulting Group to provide independent counsel to the Compensation Committee on the design and market competitiveness of its executive compensation program. Blanchard Consulting Group gathers data from peer banks on base salaries, total cash compensation, equity grants, retirement payments, and perquisites creating benchmark information from which to compare the Company's programs. Blanchard Consulting Group also provided information on the design of various executive compensation programs to ensure the Company's programs are designed competitively to its peers. Blanchard Consulting Group also provided the Company with a market review of the board of directors' compensation which included review of retainers, meeting fees, and equity grants to directors.

Annual Performance Bonus

        Each named executive officer's employment agreement provides for an annual discretionary performance bonus to be determined by the Board based on attainment of performance criteria set forth in incentive compensation plans as may be in effect from time to time. Effective January 1, 2014, the Company established the Level One Executive Incentive Plan, or the Incentive Plan, to communicate expectations in terms of business goals and results, recognize and reward achievement of the Bank's annual business goals, motivate and reward superior performance, attract and retain talent, encourage teamwork and collaboration, and ensure incentives are appropriately risk balanced. Participation and payments under the Incentive Plan are recommended by the Compensation Committee and approved by the Board.

        Pursuant to the terms of the Incentive Plan, participants are awarded a cash bonus based on attainment of Company and individual performance goals during each calendar year. Award opportunities and performance goals are approved by the Board at the beginning of each year. The Bank must achieve at least 65% of budgeted net income in addition to sustaining satisfactory regulatory requirements in order for awards to be paid under the Incentive Plan. However, the Compensation Committee has the ability to make discretionary awards to key performers if these requirements are not met.

        Each participant under the Incentive Plan is assigned an incentive award target and a series of weighted performance goals with threshold, target, and superior performance levels of achievement. If actual performance of a given metric is below the threshold level of performance there is no award payout for that metric. Performance at the threshold, target and superior performance levels results in payments equal to 50%, 100%, and 150% of the targeted incentive opportunity. Payouts for performance between the threshold and target or target and superior performance levels are interpolated to reward incremental improvement. For 2017, the incentive award targets for Messrs. Fehring, Wernette, and Walker were 35%, 30%, and 30% of base salary, respectively. Company and individual performance metrics established for the 2017 performance period included specific net income, return on average assets relative to a peer group, nonperforming assets relative to a peer group, and individual performance goals.

        Award payouts under the Incentive Plan are paid no later than March 15 following completion of the annual performance period provided that the participant remains employed at the time of payment. Participants are eligible for a prorated bonus in the event the participant ceases to be employed by the Bank due to disability or death. Additionally, individuals who retire on or after attainment of age 65 are eligible for an award payout if they are actively employed through October 1st of the performance period.

        Awards under the Incentive Plan may be reduced or eliminated if the Board considers it imprudent to provide awards after a review of the Bank's performance. Additionally, all awards under the Incentive Plan are subject to clawback for a three-year period following payment if an award payout is due to error, omission or fraud.

Equity Awards

        The equity awards reflected in the summary compensation table above all relate to restricted stock and stock option awards issued pursuant to our 2014 Equity Incentive Plan, or the 2014 EIP, and our 2007 Stock Option Plan, or the 2007 Plan, which, as described more fully below, allow the Compensation Committee to establish the terms and conditions of the awards, subject to the plan terms.

Benefits and Other Perquisites

        The named executive officers are eligible to participate in the same benefit plans designed for all of our full-time employees, including health, dental, vision, disability and basic group life insurance coverage. We also provide our employees, including our named executive officers, with various retirement benefits. Our retirement plans are designed to assist our employees in planning for retirement and securing appropriate levels of income during retirement. The purpose of our retirement plans is to attract and retain quality employees, including executives, by offering benefit plans similar to those typically offered by our competitors.

        Level One Bank 401(k) Profit Sharing Plan and Trust.    The Level One Bank 401(k) Profit Sharing Plan and Trust, or the 401(k) Plan, is designed to provide retirement benefits to all eligible full-time and part-time employees of the Bank and its affiliates. The 401(k) Plan provides employees with the opportunity to save for retirement on a tax-favored basis. Named executive officers, all of whom were eligible during 2017, may elect to participate in the 401(k) Plan on the same basis as all other employees. Employees may defer up to 87% of their compensation to the 401(k) Plan up to the applicable IRS limit. We currently provide a safe harbor matching contribution on behalf of each eligible participant equal to 100% of the first 3% of compensation. The Company match is contributed in the form of cash and is invested according to the employee's current investment allocation. Although the Company has the ability to make discretionary contributions to the 401(k) Plan, no discretionary profit sharing contribution was made to the 401(k) Plan for 2017 or 2016.

        Level One Bank Supplemental Executive Retirement Plan.    We maintain the Level One Bank Supplemental Executive Retirement Plan, or the SERP, for the benefit of certain senior executives. The SERP is designed to attract and retain the services of executives by providing deferred income to the executive. Under the SERP, eligible senior executives receive Company contributions equal to 10% of the Executive's base salary if the Company achieves its threshold net income goal and an additional 10% of the Executive's base salary if the Company achieves its target net income goal. Company contributions are discretionary and may not be made for a given year if the Board determines that there was a significant negative operational outcome outside of net income. Any contributions are credited to a plan account and earn interest based on the notional investment return of the Lipper Balanced Fund Index. Each Company contribution vests in 25% increments over the four-year period beginning with the year for which such contribution was made, provided that the executive remains employed by the Company or the Bank on the last day of such year. The vesting will be accelerated in the case of a change in control of the Company or the executive's death, disability or retirement after reaching age 62. Each executive will receive a distribution of his account balance in a lump sum no later than the first day of the month following 30 days after or coincident with his termination of employment.

        Health and Welfare Benefits.    Our named executive officers are eligible to participate in our standard health and welfare benefits program, which offers medical, dental, vision, life, accident, and disability coverage to all of our eligible employees. We do not provide the named executive officers with any health and welfare benefits that are not generally available to our other employees.

        Perquisites.    We provide our named executive officers with certain perquisites that we believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers. Based on this periodic review, perquisites are awarded or adjusted on an individual basis. The perquisites received by our named executive officers in 2017 included the payment of country club dues for Mr. Fehring, the payment of Detroit Athletic Club dues for Messrs. Fehring, Wernette, and Walker, and length of service awards granted to Messrs. Fehring and Wernette.

Employment Agreements

        We have entered into employment agreements with each of our named executive officers, which generally describe the position and duties of each of the named executive officers, provide for a specified term of employment, describe base salary, bonus opportunity and other benefits and perquisites to which each executive officer is entitled, if any, set forth the duties and obligations of each party in the event of a termination of employment prior to expiration of the employment term and provide us with a measure of protection by obligating the named executive officers to abide by the terms of restrictive covenants during the terms of their employment and thereafter for a specified period of time.

        Mr. Fehring.    Our employment agreement with Mr. Fehring provides for an initial term of one year, with an automatic renewal for an additional one-year period commencing on the first anniversary of the effective date and each anniversary thereafter. Under the agreement, Mr. Fehring was entitled to a base salary of $350,000 in 2017, which amount is subject to annual review for increase but not decrease. Mr. Fehring's agreement also provides for a discretionary annual performance bonus as determined by the Board in accordance with the Company's incentive compensation plans; participation in the SERP; participation in the Company's employee welfare, retirement, paid time off, and other benefit plans on the same terms as officers of a similar rank; reimbursement of reasonable business expenses in accordance with the Company's policy; and the payment of country club and Detroit Athletic Club dues. Following Mr. Fehring's termination of employment, he will be subject to non-competition and non-solicitation restrictions for a period of 12 months. In the event Mr. Fehring's employment is terminated by the Company other than for cause (or by Mr. Fehring for good reason within 12 months following a change in control), he will be entitled to a payment equal to 200% of his base salary payable in 26 bi-weekly installments (or a lump sum if such termination is within 12 months following a change in control) as well as reimbursement of COBRA premiums for a period of 12 months.

        Mr. Wernette.    Our employment agreement with Mr. Wernette provides for an initial term of one year, with an automatic renewal for an additional one-year period commencing on the first anniversary of the effective date and each anniversary thereafter. Under the agreement, Mr. Wernette was entitled to a base salary of $243,280 in 2017, which amount is subject to annual review for increase but not decrease. Mr. Wernette's agreement also provides for a discretionary annual performance bonus as determined by the Board in accordance with the Company's incentive compensation plans; participation in the SERP; participation in the Company's employee welfare, retirement, paid time off, and other benefit plans on the same terms as officers of a similar rank; reimbursement of reasonable business expenses in accordance with the Company's policy; and the payment of Detroit Athletic Club dues. Following Mr. Wernette's termination of employment, he will be subject to non-competition and non-solicitation restrictions for a period of 12 months. In the event Mr. Wernette's employment is terminated by the Company other than for cause (or by Mr. Wernette for good reason within 12 months following a change in control), he will be entitled to a payment equal to 100% of his base salary payable in 26 bi-weekly installments (or a lump sum if such termination is within 12 months following a change in control) as well as reimbursement of COBRA premiums for a period of 12 months.

        Mr. Walker.    Our employment agreement with Mr. Walker provides for an initial term of one year, with an automatic renewal for an additional one-year period commencing on the first anniversary of the effective date and each anniversary thereafter. Under the agreement, Mr. Walker was entitled to a base salary of $214,000 in 2017, which amount is subject to annual review for increase but not decrease. Mr. Walker's agreement also provides for a discretionary annual performance bonus as determined by the Board in accordance with the Company's incentive compensation plans; participation in the SERP; participation in the Company's employee welfare, retirement, paid time off, and other benefit plans on the same terms as officers of a similar rank; reimbursement of reasonable business expenses in accordance with the Company's policy; and the payment of Detroit Athletic Club dues. Following Mr. Walker's termination of employment, he will be subject to non-competition and non-solicitation restrictions for a period of 12 months. In the event Mr. Walker's employment is terminated by the Company other than for cause (or by Mr. Walker for good reason within 12 months following a change in control), he will be entitled to a payment equal to 100% of his base salary payable in 26 bi-weekly installments (or a lump sum if such termination is within 12 months following a change in control) as well as reimbursement of COBRA premiums for a period of 12 months.

        Our obligation to pay any severance under each of the employment agreements is conditioned on the execution by the named executive officer of a general release and waiver of any and all claims with respect to his employment with the Company.

Long Term Incentive Plans

        Equity based incentive awards are currently made though the Company's 2014 EIP and the 2007 Plan, or the Plans. Prior to the completion of this offering, we expect our shareholders to approve our 2018 Equity Incentive Plan, or the 2018 EIP. Upon the effective date of the 2018 EIP, no further awards may be granted under the 2014 EIP or the 2007 Plan. However, any outstanding equity award granted under the 2014 EIP or 2007 Plan will remain subject to the terms of such plans until the time it is no longer outstanding.

Level One Bancorp, Inc. 2018 Equity Incentive Plan.

        General.    The 2018 EIP was adopted by our board on March 15, 2018, subject to approval by our shareholders prior to this offering. The 2018 EIP was designed to promote the Company's long term financial success by providing a means to attract, retain and reward individuals who can and do contribute to such success, and to further align their interests with those of the Company's shareholders. Pursuant to the 2018 EIP, the Compensation Committee is allowed to grant awards to eligible persons in the form of incentive and non-qualified stock options, stock awards, stock appreciation rights, and other incentive awards. Up to 250,000 shares of common stock are available for issuance under the 2018 EIP. All 250,000 shares remain available for issuance under the 2018 EIP, except for 6,000 shares which will be the subject of restricted stock awards to be granted to certain of our employees at the time of the pricing of this offering. Awards vest, become exercisable and contain such other terms and conditions as determined by the Compensation Committee and set forth in individual agreements with the participants receiving the awards. The 2018 EIP enables the Compensation Committee to set specific performance criteria that must be met before an award vests under the 2018 EIP. The 2018 EIP allows for acceleration of vesting and exercise privileges of awards at the discretion of the Compensation Committee. If a participant's job is terminated for cause, then all vested and unvested awards expire at the date of termination.

        Eligibility.    All employees and directors of, and certain service providers to, the Company and its subsidiaries are eligible to become participants in the 2018 EIP, except that non-employees may not be granted incentive stock options. The Compensation Committee will determine the specific individuals who will be granted awards under the 2018 EIP and the type and amount of any such awards.

        Options.    The Compensation Committee may grant incentive and non-qualified stock options to purchase stock at an exercise price determined under the award. Each stock option must be granted pursuant to an award agreement setting forth the terms and conditions of the individual award. Awards of stock options may expire no later than 10 years from the date of grant (and no later than five years from the date of grant in the case of a 10% shareholder with respect to an incentive stock option).

        The exercise price of an option generally may not be less than the fair market value of Company common stock on the date the option is granted. In addition, the exercise price of an incentive stock option granted to a 10% shareholder may not be less than 110% of the fair market value of the stock on the date the option is granted. The exercise price of an option may, however, be higher or lower than the grant date fair market value for an option granted in replacement of an existing award which was granted under the 2014 EIP or the 2007 Plan or that is held by an employee, director or service provider of a third party that is acquired by the Company or one of its subsidiaries. The exercise price of an option may not be decreased after the date of grant nor may an option be surrendered to the Company as consideration for the grant of a replacement option with a lower exercise price, except as approved by the Company's shareholders, as adjusted for corporate transactions, or in the case of options granted in replacement of existing awards granted under a predecessor plan.

        Options awarded under the 2018 EIP will be exercisable in accordance with the terms established by the Compensation Committee. Any incentive stock option granted under the 2018 EIP that fails to continue to qualify as an incentive stock option will be deemed to be a non-qualified stock option and the Compensation Committee may unilaterally modify any incentive stock option to disqualify it as an incentive stock option. The full purchase price of each share of stock purchased upon the exercise of any option must be paid at the time of exercise of the option. Except as otherwise determined by the Compensation Committee, the purchase price of an option may be paid (i) in cash; (ii) by personal, certified or cashiers' check; (iii) in shares of the Company's common stock (valued at fair market value as of the day of exercise) either via attestation or actual delivery; (iv) by other property deemed acceptable by the Compensation Committee; (v) by irrevocably authorizing a third party to sell shares of the Company's common stock and remit a sufficient portion of the proceeds to the Company to satisfy the exercise price and any tax withholding resulting from such exercise price; (vi) by payment through a net exercise such that, without the payment of any funds, the participant may exercise the option and receive the net number of shares equal in value to the number of shares as to which the option is exercised, multiplied by a fraction, the numerator of which is the fair market value less the exercise price, and the denominator of which is the fair market value,; or (vii) by any combination of the foregoing.

        Stock Appreciation Rights.    Stock appreciation rights, or SARs, entitle the participant to receive cash or stock equal in value to, or based on the value of, the amount by which the fair market value of a specified number of shares on the exercise date exceeds an exercise price established by the Compensation Committee. The exercise price for a SAR may not be less than the fair market value of the stock on the date the SAR is granted, provided, however, that the exercise price may be higher or lower than fair market value for a SAR granted in replacement of an existing award held by an employee or director of, or service provider to, a third party that is acquired by the Company or one of its subsidiaries. SARs shall be exercisable in accordance with the terms established by the Compensation Committee.

        Stock Awards.    A stock award is a grant of shares of the Company's common stock or a right to receive shares of the Company's common stock, an equivalent amount of cash or a combination thereof in the future. Such awards may include, but are not be limited to, bonus shares, stock units, performance shares, performance units, restricted stock, restricted stock units or any other equity-based award as determined by the Compensation Committee. The specific performance measures, performance objectives or period of service requirements are set by the Compensation Committee in its discretion.

        Cash Incentive Awards.    A cash incentive award is the grant of a right to receive a payment of cash, or the Company's common stock having a value equivalent to the cash otherwise payable, determined on an individual basis or as an allocation of an incentive pool that is contingent on the achievement of performance objectives established by the Compensation Committee. The Compensation Committee may grant cash incentive awards that may be contingent on achievement of a participant's performance objectives over a specified period established by the Compensation Committee. The grant of cash incentive awards may also be subject to such other conditions, restrictions and contingencies, as determined by the Compensation Committee.

        Forfeiture.    Unless specifically provided to the contrary in an award agreement, upon notification of termination of employment for cause, in the case of employees, and termination of service for cause, in the case of non-employee directors or other service providers, any outstanding award held by such employee, non-employee director or service provider will terminate immediately, the award will be forfeited and the participant will have no further rights thereunder.

        Further, except as otherwise provided by the Compensation Committee, if a participant breaches a non-competition, non-solicitation, non-disclosure, non-disparagement or other restrictive covenant in any agreement between the participant and the Company or a subsidiary, whether before or after the participant's termination of service, the participant will forfeit or pay the following to the Company:

  •
  All outstanding awards granted to the participant under the 2018 EIP, including awards that have become vested or exercisable;

  •
  Any shares held by the participant in connection with the 2018 EIP that were acquired after the participant's termination of service and within the 12-month period immediately preceding the participant's termination of service;

  •
  The profit realized by the participant from the exercise of any stock options and SARs that the participant exercised after the participant's termination of service and within the 12-month period immediately preceding the participant's termination of service; and

  •
  The profit realized by the participant from the sale or other disposition of any shares received by the participant in connection with the 2018 EIP after the participant's termination of service and within the 12-month period immediately preceding the participant's termination of service, where such sale or disposition occurs in such similar time period.

        Change in Control.    Unless otherwise provided in an award agreement, upon the occurrence of a change in control of the Company (as defined in the 2018 EIP), all stock options and SARs under the 2018 EIP then held by the participant will become fully exercisable immediately if, and all stock awards and cash incentive awards will become fully earned and vested immediately if, (i) the 2018 EIP is not an obligation of the successor entity following a change in control or (ii) the 2018 EIP is an obligation of the successor entity following a change in control and the participant incurs a termination of service without cause or for good reason following the change in control.

        If vesting of an outstanding award is conditioned upon the achievement of performance measures, then (i) if, at the time of the change in control, the established performance measures are less than 50% attained, then such award shall become vested and exercisable on a fractional basis with the numerator being the percentage of attainment and the denominator being 50% upon the change in control and (ii) if, at the time of the change in control, the performance measures are at least 50% attained, then such award shall become fully earned and vested immediately upon the change in control.

        In the event an award constitutes "deferred compensation" for purposes of Section 409A of the Internal Revenue Code of 1986, as amended, or the Code, and the settlement or distribution of benefits under such award are triggered by a change in control, such settlement or distribution will be subject to the change in control also constituting a "change in control event" under Section 409A of the Code.

        Amendment and Termination.    The 2018 EIP will remain in effect as long as any awards under it are outstanding; provided, however, that no awards may be granted after the 10-year anniversary of the effective date of the 2018 EIP. The Board may at any time amend or terminate the 2018 EIP or any award granted under the 2018 EIP, provided that no amendment or termination may impair the rights of any participant without the participant's written consent. The Board may not amend the provision of the 2018 EIP to materially increase the original number of shares that may be issued under the 2018 EIP (other than as provided in the 2018 EIP), materially increase the benefits accruing to a participant, or materially modify the requirements for participation in the 2018 EIP, without approval of shareholders. However, the Compensation Committee may amend the 2018 EIP or any award agreement at any time, retroactively or otherwise, to ensure that the 2018 EIP complies with current or future law without shareholder approval, and the Compensation Committee may unilaterally amend the 2018 EIP and any outstanding award, without participant consent, in order to avoid the application of, or to comply with, Section 409A of the Code, and applicable regulations and guidance thereunder.

Level One Bancorp, Inc. 2014 Equity Incentive Plan.

        General.    The 2014 EIP was adopted by our board on October 16, 2014. The 2014 EIP was designed to ensure continued availability of equity awards that will assist the Company in attracting, retaining and rewarding key employees, directors and other service providers. Pursuant to the 2014 EIP, the Compensation Committee is allowed to grant awards to eligible persons in the form of non-qualified stock options and restricted stock awards. Up to 150,000 shares of common stock are available for issuance under the 2014 EIP. As of December 31, 2017, there were 100,986 shares available for issuance under the 2014 EIP. Upon the adoption of the 2018 EIP, no additional grants are to be made under the 2014 EIP. Awards vest, become exercisable and contain such other terms and conditions as determined by the Compensation Committee and set forth in individual agreements with the participants receiving the awards. The 2014 EIP enables the Compensation Committee to set specific performance criteria that must be met before an award vests under the 2014 EIP. The 2014 EIP allows for acceleration of vesting and exercise privileges of awards at the discretion of the Compensation Committee. If a participant's job is terminated for cause, then all vested and unvested awards expire at the date of termination.

        Eligibility.    All employees and directors of, and service providers to, the Company and its subsidiaries are eligible to become participants in the 2014 EIP. The Compensation Committee will determine the specific individuals who will be granted awards under the 2014 EIP and the type and amount of any such awards.

        Options.    The Compensation Committee may grant non-qualified stock options to purchase stock at an exercise price determined under the award. Each stock option must be granted pursuant to an award agreement setting forth the terms and conditions of the individual award. Awards of stock options may expire no later than 10 years from the date of grant.

        The exercise price of an option generally may not be less than the fair market value of Company common stock on the date the option is granted. The exercise price of an option may, however, be higher or lower than the grant date fair market value for an option granted in replacement of an existing award held by an employee, director or service provider of a third party that is acquired by the Company or one of its subsidiaries. The exercise price of an option may not be decreased after the date of grant nor may an option be surrendered to the Company as consideration for the grant of a replacement option with a lower exercise price, except as approved by the Company's shareholders, or as adjusted for corporate transactions.

        Options awarded under the 2014 EIP will be exercisable in accordance with the terms established by the Compensation Committee. The full purchase price of each share of stock purchased upon the exercise of any option must be paid at the time of exercise of an option. Except as otherwise determined by the Compensation Committee, the purchase price of an option may be paid (i) by means of a cashless exercise procedure approved by the Compensation Committee, including by means of a net exercise whereby the Company issues net shares and the remaining balance of the shares to satisfy the participant's tax withholding obligations; (ii) in the form of unrestricted shares of Company common stock already owned by the participant (based on the fair market value on the date of exercise); (iii) by any other form of consideration approved by the Compensation Committee; or (iv) by any combination of the foregoing.

        Restricted Stock Awards.    A restricted stock award is a grant of shares of Company common stock subject to certain restrictions. The specific conditions, including the performance measures, performance objectives or period of service requirements that may apply to restricted stock awards are set by the Compensation Committee in its discretion. Individuals have the right to receive dividends and to vote shares of restricted stock prior to the vesting of the restricted stock award.

        Forfeiture.    Unless specifically provided to the contrary in an award agreement, upon notification of termination of employment for cause, in the case of employees, and termination of service for cause, in the case of non-employee directors or other service providers, any outstanding award held by such employee, non-employee director or service provider will terminate immediately, the award will be forfeited and the participant will have no further rights thereunder.

        Change in Control.    Unless otherwise provided in an award agreement, upon the occurrence of a change in control of the Company (as defined in the 2014 EIP), all outstanding stock options and restricted stock awards shall become fully vested, and if applicable, exercisable, the restrictions and forfeiture conditions applicable to such awards shall lapse, any performance conditions shall be deemed to be fully achieved, and each unexercised option shall be forfeited if not exercised immediately prior to the change in control. Notwithstanding the foregoing, upon a change in control of the Company, the Board may in its sole discretion, provide that all outstanding awards under the 2014 EIP will be assumed by the acquiring entity or substituted on an equitable basis with awards issued by the acquiring entity, or provide that such awards will be cancelled in exchange for a payment of cash or securities with an equal value. In the event an award constitutes "deferred compensation" for purposes of Section 409A of the Code, and the settlement or distribution of benefits under such award are triggered by a change in control, such settlement or distribution will be subject to the change in control also constituting a "change in control event" under Section 409A of the Code.

        Amendment and Termination.    The 2014 EIP will remain in effect as long as any awards under it are outstanding; provided, however, that no awards may be granted after the 10-year anniversary of the effective date of the 2014 EIP. The Company generally reserves the right to amend or terminate the 2014 EIP at any time provided that such amendment does not materially impair the rights of a participant with respect to outstanding awards without such participant's consent, except that, the Compensation Committee may not, without prior shareholder approval, exchange underwater options or otherwise modify the exercise or purchase price of any award that has the effect of being a repricing, provided, however, that the 2014 EIP may be amended at any time to conform to any present or future law, including but not limited to amendments to the 2014 EIP or outstanding awards in order to comply with, or to avoid the application of, Section 409A of the Code, and related regulations and guidance.

Level One Bancorp, Inc. 2007 Stock Option Plan.

        General.    The 2007 Plan was approved by the Board on October 17, 2007 and became effective upon approval by our stockholders on January 16, 2008. The 2007 Plan was subsequently amended on April 20, 2011, April 15, 2015, and August 29, 2017. The 2007 Plan was designed to help the Company attract and retain the services of employees, officers and directors upon whose judgement, initiative and efforts the Company is substantially dependent, and to provide those persons with further incentives to advance the interest of the Company. Pursuant to the 2007 Plan, the Compensation Committee is allowed to grant awards to eligible persons in the form of qualified and non-qualified stock options, however qualified stock options may no longer be granted under the 2007 Plan after October 17, 2017. Up to 630,265 shares of common stock are available for issuance under the 2007 Plan. As of December 31, 2017, there were 23,759 shares available for issuance under the 2007 Plan. Upon the adoption of the 2018 EIP, no additional grants are to be made under the 2007 Plan. Options vest, become exercisable and contain such other terms and conditions as determined by the Compensation Committee and set forth in individual agreements with the participants receiving the awards. The 2007 Plan allows for acceleration of vesting and exercise privileges provided that the total vesting period is not less than 3 years and no more than one third of the options subject to a single award vest in a given year. All outstanding options become vested upon the effective date of a change in control or the liquidation or dissolution of the Company. If a participant's job is terminated for cause, then all vested and unvested awards expire at the date of termination. Vested options remain exercisable for 90 days following a termination of employment other than for cause, death or disability and one year following the participant's death or disability.

        Eligibility.    All employees, officers, directors and organizers of, the Company and its subsidiaries are eligible to become participants in the 2007 Plan. The Compensation Committee will determine the specific individuals who will be granted options under the 2007 Plan and the amount of any such options.

        Options.    The Compensation Committee may grant non-qualified stock options to purchase stock at an exercise price determined under the option. Each stock option must be granted pursuant to an award agreement setting forth the terms and conditions of the individual award. Awards of stock options may expire no later than 10 years from the date of grant.

        The exercise price of an option generally may not be less than the fair market value of Company common stock on the date the option is granted.

        Options awarded under the 2007 Plan will be exercisable in accordance with the terms established by the Compensation Committee. The full purchase price of each share of stock purchased upon the exercise of any option must be paid at the time of exercise of an option. The purchase price of an option may be paid in cash or by check.

        Forfeiture.    Any outstanding option will be forfeited and a participant will have no further rights thereunder upon the earlier of (i) the participant's termination due to cause, (ii) 90 days after the participant's termination for any reason other than cause, death or disability, or (iii) one year after the participant's termination due to death or disability.

        Change in Control.    Unless otherwise provided in an award agreement, upon the occurrence of a change in control of the Company (as defined in the 2007 Plan), all outstanding stock options shall become fully vested and exercisable.

        Amendment and Termination.    The 2007 will remain in effect as long as any awards under it are outstanding; provided, however, that no qualified options may be granted after the 10-year anniversary of the adoption of the 2007 Plan by the Board of Directors. The Company generally reserves the right to amend or terminate the 2007 Plan at any time provided that such amendment does not materially impair the rights of a participant with respect to outstanding options without such participant's consent, except that, the Compensation Committee may not, without prior shareholder approval, increase the maximum total number of shares of stock that may be granted under the 2007 Plan or the number of shares that may be granted to one individual over the term of the 2007 Plan.

Tax Considerations.

        Section 162(m) of the Code.    Under Section 162(m) of the Code, the deduction for a publicly held corporation for otherwise deductible compensation to a "covered employee" (the principal executive officer, principal financial officer, and the next three most highly compensated executive officers (other than the principal executive officer or principal financial officer)) is limited to $1 million per year. However, in the case of a corporation that becomes a publicly held corporation in connection with an initial public offering, the $1 million per year deduction limit does not apply during a limited "transition period" to any remuneration paid pursuant to a compensation plan that existed during the period in which the corporation was not publicly held, if the prospectus accompanying the initial public offering disclosed information concerning those plans that satisfied all applicable securities laws then in effect.

        To the extent necessary and as available, the Company intends to rely on the transition relief described in the immediately preceding paragraph in connection with awards under each of the Plans until the earliest of the four following events with respect to each plan: (i) the expiration of such plan;

(ii) the material modification of such plan; (iii) the issuance of all stock and other compensation that has been allocated under such plan; or (iv) the first meeting of the Company's shareholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering of the Company's common stock occurs.

        U.S. Federal Income Tax Treatment.    Under present U.S. federal income tax laws, awards granted under the Plans generally should have the following tax consequences:

        Non-Qualified Stock Options.    The grant of a non-qualified option generally will not result in taxable income to the participant. The participant generally will realize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the shares acquired over the exercise price for those shares and the Company will be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of such shares generally will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

        Incentive Stock Options.    The grant of an incentive stock option generally will not result in taxable income to the participant. The exercise of an incentive stock option generally will not result in taxable income to the participant provided that the participant was, without a break in service, an employee of the Company or a subsidiary during the period beginning on the date of the grant of the option and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the participant is disabled, as that term is defined in the Code).

        The excess of the fair market value of the shares at the time of the exercise of an incentive stock option over the exercise price generally will be an adjustment that is included in the calculation of the participant's alternative minimum taxable income for the tax year in which the incentive stock option is exercised. For purposes of determining the participant's alternative minimum tax liability for the year of disposition of the shares acquired pursuant to the incentive stock option exercise, the participant generally will have a basis in those shares equal to the fair market value of the shares at the time of exercise.

        If the participant does not sell or otherwise dispose of the shares within two years from the date of the grant of the incentive stock option or within one year after the transfer of such stock to the participant, then, upon disposition of such shares, any amount realized in excess of the exercise price generally will be taxed to the participant as capital gain. A capital loss generally will be recognized to the extent that the amount realized is less than the exercise price.

        If the foregoing holding period requirements are not met, the participant will generally realize ordinary income at the time of the disposition of the shares, in an amount equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the exercise price, or (ii) the excess, if any, of the amount realized upon disposition of the shares over the exercise price and the Company generally will be entitled to a corresponding deduction. If the amount realized exceeds the value of the shares on the date of exercise, any additional amount will be capital gain. If the amount realized is less than the exercise price, the participant generally will recognize no income, and a capital loss generally will be recognized equal to the excess of the exercise price over the amount realized upon the disposition of the shares.

        Stock Appreciation Rights.    The grant of a SAR generally will not result in taxable income to the participant. Upon exercise of a SAR, the fair market value of shares received generally will be taxable to the participant as ordinary income and the Company will be entitled to a corresponding deduction. Gains and losses realized by the participant upon disposition of any such shares generally will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

        Restricted Stock Awards.    A participant who has been granted a restricted stock award generally will not realize taxable income at the time of grant, provided that the stock subject to the award is not delivered at the time of grant, or if the stock is delivered, it is subject to restrictions that constitute a "substantial risk of forfeiture" for U.S. federal income tax purposes and the participant has not filed a Code Section 83(b) election to be taxed at the time of grant. Upon the later of delivery or vesting of shares subject to an award (or the filing of a Code Section 83(b) election), the participant generally will realize ordinary income in an amount equal to the then fair market value of those shares and the Company will be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of such shares generally will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of delivery or vesting (or the filing of a Code Section 83(b) election). Dividends paid to the participant during the restriction period, if so provided, generally will also be compensation income to the participant and the Company will be entitled to a corresponding deduction. In the case of stock awards settled in cash, the participant generally will realize taxable income at the time the cash is distributed and the Company will be entitled to a corresponding deduction.

        Stock Awards.    A participant who has been granted a stock award generally will not realize taxable income at the time of grant, provided that the stock subject to the award is not delivered at the time of grant, or if the stock is delivered, it is subject to restrictions that constitute a "substantial risk of forfeiture" for U.S. income tax purposes. Upon the later of delivery or vesting of shares subject to an award, the holder generally will realize ordinary income in an amount equal to the then fair market value of those shares and the Company generally will be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of such shares generally will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of delivery or vesting. Dividends paid to the holder during the restriction period, if so provided, generally will also be compensation income to the participant and the Company will be entitled to a corresponding deduction.

        Cash Incentive Awards.    A participant who has been granted a cash incentive award generally will not realize taxable income at the time of grant, provided that no cash is actually paid at the time of grant. Upon the payment of any cash in satisfaction of the cash incentive award, the participant generally will realize ordinary income in an amount equal to the cash award received and the Company will be entitled to a corresponding deduction.

        Withholding of Taxes.    All issuances of stock under the Plans are subject to withholding of all applicable taxes and the Compensation Committee may condition the delivery of any shares or other benefits under the Plans on satisfaction of the applicable withholding obligations. Except as otherwise provided by the Compensation Committee, such withholding obligations generally may be satisfied through payment by the participant in cash or check, or with respect to awards under the 2018 EIP or 2014 EIP, through the surrender of shares of Company stock that the participant already owns or through the surrender of shares of Company stock to which the participant is otherwise entitled under the 2018 EIP or 2014 EIP. To the extent shares of Company stock are withheld from an award upon vesting under the 2018 EIP or 2014 EIP, such shares may not be used to satisfy more than (i) the maximum individual statutory tax rate for each applicable tax jurisdiction with respect to awards under the 2018 EIP, or (ii) the Company's applicable minimum statutorily required withholding tax rate with respect to awards under the 2014 EIP.

        Change in Control.    Any acceleration of the vesting or payment of awards under the Plans in the event of a change in control in the Company may cause part or all of the consideration involved to be treated as an "excess parachute payment" under Section 280G of the Code, which may subject the participant to a 20% excise tax and preclude deduction by the Company.

Outstanding Equity Awards at Fiscal Year End

        The following table provides information for each of our named executive officers regarding outstanding stock options and unvested stock awards held by the officers as of December 31, 2017. Market values are presented as of the end of 2017 (based on the assumed per share fair market value of our common stock of $24.80 on December 31, 2017) for outstanding stock awards, which include 2017 grants and prior-year grants.

	Option Awards				Stock Awards
						Market Value of Shares or Units of Stock That Have Not Vested ($)
	Number of Securities Underlying Unexercised Options(1)				Number of Shares or Units of Stock That Have Not Vested(2) (#)
			Option Exercise Price ($)
Name	Exercisable (#)	Unexercisable (#)		Option Expiration Date
Patrick J. Fehring	51,621	—	10.00	1/16/2018	—	—
	5,000	—	10.00	3/17/2021	—	—
	5,000	—	10.15	2/16/2022	—	—
	4,500	—	10.82	5/16/2023	—	—
	18,000	—	13.50	7/17/2024	—	—
	12,000	6,000	17.15	7/16/2025	—	—
	6,000	12,000	20.75	2/18/2026	—	—
	—	—	—	—	3,500	86,800
Gregory A. Wernette	9,000	—	10.00	1/16/2018	—	—
	4,000	—	10.00	3/17/2021	—	—
	4,000	—	10.15	2/16/2022	—	—
	3,500	—	10.82	5/16/2023	—	—
	12,500	—	13.50	7/17/2024	—	—
	8,333	4,167	17.15	7/16/2025	—	—
	4,166	8,334	20.75	2/18/2026	—	—
	—	—	—	—	2,050	50,840
David C. Walker	4,000	—	10.00	3/17/2021	—	—
	4,000	—	10.15	2/16/2022	—	—
	3,500	—	10.82	5/16/2023	—	—
	8,000	—	13.50	7/17/2024	—	—
	6,666	3,334	17.15	7/16/2025	—	—
	4,166	8,334	20.75	2/18/2026	—	—
	—	—	—	—	1,800	44,640

(1)
All options that remain subject to vesting vest in 33% increments on the first, second, and third anniversary of the date of grant. These options are accelerated and vest in full upon a change in control of the Company or the executive's death, disability or retirement.

(2)
All restricted stock awards vest 100% on the third anniversary of the date of grant. These restricted stock awards are accelerated and vest in full upon a change in control of the Company or the executive's death, disability or retirement.

Director Compensation

        The following table sets forth information regarding 2017 compensation for each of our nonemployee directors. Mr. Fehring does not receive director's fees or other compensation for serving as a director.

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	Total ($)
Barbara E. Allushuski	31,000	7,993	38,993
Victor L. Ansara	33,495	7,993	41,488
James L. Bellinson	32,501	7,993	40,494
Michael A. Brillati	33,500	7,993	41,493
Shukri W. David	32,000	7,993	39,993
Thomas A. Fabbri	31,000	7,993	38,993
Mark J. Herman	25,000	7,993	32,993
Steven H. Rivera	34,996	7,993	42,989
Stefan Wanczyk	32,501	7,993	40,494

(1)
Fees reported in this column with respect to Barbara Allushuski, Victor Ansara, James Bellinson, Thomas Fabbri, Steven Rivera and Stefan Wanczyk were paid in shares of Company stock based on a fair market value of $23.10 as of February 16, 2017.

(2)
The amounts set forth in the "Stock Awards" column reflect the aggregate grant date fair value of restricted stock awards for the year ended December 31, 2017 in accordance with FASB ASC Topic 718. The restricted stock award amounts are based on fair market value of $23.10 for awards granted on February 16, 2017. The fair market value of shares was determined using an independent valuation. In 2017, each non-employee director was granted 346 shares of restricted stock, which vested on December 21, 2017. As of December 31, 2017 Messrs. Ansara, Bellinson, Brillati, David and Rivera each held 10,000 stock options (5,999 of which were exercisable); Ms. Allushuski and Messrs. Fabbri and Herman each held 8,500 stock options (4,499 of which were exercisable); and Mr. Wanczyk held 5,668 stock options (1,667 of which were exercisable).

        For 2017, each non-employee director received an annual retainer fee of $25,000 for service on the Company and Bank boards of directors and additional annual retainers for service on each of the committees of the board. The retainers for board and committee service were payable in stock or cash at the election of each director. During 2017 each non-employee director was also granted a restricted stock award as described in the table above. The annual retainers for service on committees of the board during 2017 were as follows:

Committee	Chairperson Fee	Non- chairperson Fee
Audit	$6,000	$3,000
Compensation	$6,000	$2,500
Nominating & Governance	$3,000	$1,500
Loan	N.A.	$6,000

 PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information as of January 15, 2018 regarding the beneficial ownership of our common stock, and as adjusted to reflect the completion of this offering:

  •
  each shareholder known by us to beneficially own more than 5% of our outstanding common stock;

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our directors and executive officers as a group; and

  •
  each selling shareholder.

        We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days. For purposes of calculating each person's percentage ownership, common stock issuable pursuant to options exercisable within 60 days are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all of the shares shown opposite such person's name.

        The percentage of beneficial ownership is based on 6,583,676 shares of our common stock outstanding as of March 1, 2018 and                        shares to be outstanding after the completion of this offering (or                                    shares if the underwriters exercise their purchase option in full). The table does not reflect any shares of common stock that may be purchased in this offering, including under the reserved share program.

        Except as otherwise indicated, the address for each shareholder listed in the table below is: c/o Level One Bancorp, Inc., 32991 Hamilton Court, Farmington Hills, Michigan 48334.

				Shares Beneficially Owned After this Offering(1)
							If Option Exercised in Full
	Shares Beneficially Owned Prior to this Offering(1)				If Option Not Exercised
			Shares Offered
Name	#	%		#	%		%
5% shareholders and selling shareholders:
Entities affiliated with Wellington Management Company, LLP and certain of its investment advisory clients(2)	620,144	9.4%	—	620,144		%		%
Entities affiliated with Banc Funds(3)	500,000	7.6%	—	500,000
Mark L. Wilkie Living Trust	152,500	2.3%	45,000	107,500
Directors and named executive officers:
Patrick J. Fehring(4)	247,940	3.7%	—	247,940
Barbara E. Allushuski(5)	19,660	*	—	19,660
Victor L. Ansara(6)	96,439	1.5%	20,000	76,439
James L. Bellinson(7)	726,976	11.0%	—	726,976
Michael A. Brillati(8)	30,334	*	7,500	22,834
Shukri W. David(9)	117,719	1.8%	22,500	95,219
Thomas A. Fabbri(10)	721,010	10.9%	—	721,010
Mark J. Herman(11)	225,945	3.4%	123,235	102,710
Steven H. Rivera(12)	47,061	*	7,000	40,061
Stefan Wanczyk(13)	638,956	9.7%	—	638,956
Gregory A. Wernette(14)	70,066	1.1%	9,000	61,066
David C. Walker(15)	44,889	*	—	44,889
All directors and executive officers as a group (15 persons)(16)	3,044,606	44.7%	189,235	2,855,371

*
Indicates one percent or less.

(1)
If any of the selling shareholders determine to sell less than the full number of shares offered by them pursuant to this prospectus, then (i) the number of shares beneficially owned by them after the offering would increase by such amount, and (ii) the number of shares that the underwriters may purchase from us pursuant to their purchase option would decrease by 15% of such amount.

(2)
Consists of: (i) 162,819 shares held by Bay Pond Investors (Bermuda) L.P.; (ii) 268,863 shares held by Bay Pond Partners, L.P.; (iii) 57,394 shares held by Wolf Creek Partners, L.P.; (iv) 49,798 shares held by Wolf Creek Investors (Bermuda) L.P.; (v) 65,022 shares held by Ithan Creek Master Investors (Cayman) L.P.; and (vi) 16,248 shares held by Ithan Creek Master Investment Partnership (Cayman) II L.P. Wellington Management Company, LLP, or Wellington Management, is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and serves as the advisor to these entities. Wellington Management, in such capacity, may be deemed to share beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of the shares held by its client accounts. The address for each of the above referenced entities is c/o Wellington Management Company, LLP, 280 Congress Street, Boston, Massachusetts 02210.

(3)
Consists of: (i) 100,000 shares held by Banc Fund VII L.P.; and (ii) 400,000 shares held by Banc Fund VIII L.P. Banc Fund VII L.P. and Banc Fund VIII L.P. are directly or indirectly controlled by The Banc Funds Company, L.L.C. Charles J. Moore, member of The Banc Funds Company, L.L.C., may be deemed to have voting and investment power over these shares. The principal office address of

  Banc Fund VII, L.P. and Banc Fund VIII, L.P. is 20 North Wacker Drive, Suite 3300, Chicago, Illinois 60606.

(4)
Consists of: (i) 70,190 shares held by Mr. Fehring individually; (ii) 67,500 shares held by the Patrick J. Fehring Trust; (iii) 25,000 shares held by Fifth Third Bank Trustee—FBO Patrick J Fehring SD IRA; (iv) 28,750 shares owned by the Joann M. Fehring Trust; and (v) 56,500 shares subject to stock options that are currently exercisable or are exercisable within 60 days of March 1, 2018. Mr. Fehring is the beneficiary of, and has voting and investment power over the shares held by, the Patrick J. Fehring Trust and Fifth Third Bank Trustee—FBO Patrick J Fehring SD IRA. Mr. Fehring has shared voting and investment power over the shares held by the Joann M. Fehring Trust.

(5)
Consists of: (i) 13,994 shares held by Ms. Allushuski; and (ii) 5,666 shares subject to stock options that are currently exercisable or are exercisable within 60 days of March 1, 2018.

(6)
Consists of: (i) 89,273 shares held by Mr. Ansara; and (ii) 7,166 shares subject to stock options that are currently exercisable or are exercisable within 60 days of March 1, 2018.

(7)
Consists of: (i) 721,310 shares held by Mr. Bellinson; and (ii) 5,666 shares subject to stock options that are currently exercisable or are exercisable within 60 days of March 1, 2018.

(8)
Consists of: (i) 24,668 shares held by Mr. Brillati; and (ii) 5,666 shares subject to stock options that are currently exercisable or are exercisable within 60 days of March 1, 2018.

(9)
Consists of: (i) 109,885 shares held by Shudun Holdings, LLC, Trustee Dr. Shukri David; (ii) 2,168 shares held by Dr. Shukri David individually; and (iii) 5,666 shares subject to stock options that are currently exercisable or are exercisable within 60 days of March 1, 2018. Dr. Shukri David is the beneficiary of, and has voting and investment power over the shares held by Shudun Holdings, LLC, Trustee Dr. Shukri David.

(10)
Consists of: (i) 709,797 shares held by TRSD Holdings, LP; (ii) 5,547 shares held by Mr. Fabbri individually; and (iii) 5,666 shares subject to stock options that are currently exercisable or are exercisable within 60 days of March 1, 2018. Mr. Fabbri is the general partner of, and has voting and investment power over the shares held by, TRSD Holdings, LP. Mr. Fabbri disclaims beneficial ownership of the shares owned by TRSD Holdings, LP, except to the extent of his pecuniary interests therein.

(11)
Consists of: (i) 12,880 shares held by Mr. Herman individually; (ii) 95,655 shares owned by MHBF, LLC, Trustee Mark Herman; (iii) 111,744 shares owned by VICI, LLC, Trustee Mark Herman; and (iv) 5,666 shares subject to stock options that are currently exercisable or are exercisable within 60 days of March 1, 2018. 11,174 shares are pledged as security for indebtedness. Mr. Herman disclaims beneficial ownership of the shares owned by MHBF, LLC and VICI, LLC, except to the extent of his pecuniary interests therein.

(12)
Consists of: (i) 39,895 shares held by Dr. Rivera; and (ii) 7,166 shares subject to stock options that are currently exercisable or are exercisable within 60 days of March 1, 2018.

(13)
Consists of: (i) 633,290 shares held by Mr. Wanczyk; and (ii) 5,666 shares subject to stock options that are currently exercisable or are exercisable within 60 days of March 1, 2018.

(14)
Consists of: (i) 19,400 shares held by Mr. Wernette individually; (ii) 10,000 shares held by FBO Gregory A. Wernette—First Clearing LLC; and (iii) 40,066 shares subject to stock options that are currently exercisable or are exercisable within 60 days of March 1, 2018. Mr. Wernette is the beneficiary of, and has voting and investment power over the shares held by, FBO Gregory A. Wernette—First Clearing LLC.

(15)
Consists of: (i) 7,500 shares held by the David Walker Trust; (ii) 2,890 shares held by Mr. Walker individually; and (iii) 34,499 shares subject to stock options that are currently exercisable or are exercisable within 60 days of March 1, 2018. Mr. Walker is the beneficiary of, and has voting and investment power over the shares held by, the David Walker Trust.

(16)
Includes an aggregate of 234,990 shares subject to stock options that are currently exercisable or are exercisable within 60 days of March 1, 2018.

DESCRIPTION OF CAPITAL STOCK

        The following is a summary of the material rights of our capital stock and related provisions of our articles of incorporation, or the articles, and our amended and restated bylaws, or the bylaws. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our articles and bylaws, which we have included as exhibits to the registration statement of which this prospectus is a part. We urge you to read these documents for a more complete understanding of shareholder rights.

        Our articles authorize the issuance of up to 20,000,000 shares of common stock, no par value per share, and up to 50,000 shares of preferred stock, no par value per share. At March 1, 2018, we had issued and outstanding 6,583,676 shares of our common stock and no shares of preferred stock. As of such date, we had reserved an additional 386,318 shares for issuance upon the exercise of stock options, and 250,000 shares remained available for future awards under our 2018 Equity Incentive Plan, except for 6,000 shares which will be the subject of restricted stock awards to be granted to certain of our employees at the time of the pricing of this offering.

Common Stock

        Governing Documents.    Holders of shares of our common stock have the rights set forth in our articles, our bylaws and Michigan law.

        Dividends and Distributions.    The holders of our common stock are entitled to share equally in any dividends that our board of directors may declare from time to time out of funds legally available for dividends, subject to limitations under Michigan law and any preferential rights of holders of our then outstanding preferred stock.

        Ranking.    Our common stock ranks junior with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company to all other securities and indebtedness of the Company.

        Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to share equally, on a per share basis, in all of our assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any then outstanding shares of preferred stock.

        No Conversion Rights.    Our common stock is not convertible into any other shares of our capital stock.

        No Preemptive Rights.    Holders of our common stock do not have any preemptive rights.

        Voting Rights.    The holders of our common stock are entitled to one vote per share on any matter to be voted on by the shareholders. The holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors. A plurality of the shares voted shall elect all of the directors then standing for election at a meeting of shareholders at which a quorum is present.

        Redemption.    We have no obligation or right to redeem our common stock.

        Stock Exchange Listing.    We have applied to list our common stock on the Nasdaq Global Select Market under the symbol "LEVL."

Preferred Stock

        Upon authorization of our board of directors, we may issue shares of one or more series of our preferred stock from time to time. Our board of directors may, without any action by holders of common stock and except as may be otherwise provided in the terms of any series of preferred stock of which there are shares outstanding, adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. The rights of any series of preferred stock may include, among others:

  •
  general or special voting rights;

  •
  preferential liquidation rights;

  •
  preferential cumulative or noncumulative dividend rights;

  •
  redemption or put rights; and

  •
  conversion or exchange rights.

        We may issue shares of, or rights to purchase shares of, one or more series of our preferred stock that have been designated from time to time, the terms of which might:

  •
  adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock;

  •
  discourage an unsolicited proposal to acquire us; or

  •
  facilitate a particular business combination involving us.

        Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over our then market price.

Anti-Takeover Considerations and Special Provisions of Our Articles, Bylaws and Michigan Law

        Michigan law and certain provisions of our articles and bylaws could have the effect of delaying or deferring the removal of incumbent directors or delaying, deferring or discouraging another party from acquiring control of us, even if such removal or acquisition would be viewed by our shareholders to be in their best interests. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.

        Authorized But Unissued Capital Stock.    We have authorized but unissued shares of common stock and preferred stock, and our board of directors may authorize the issuance of one or more series of preferred stock without shareholder approval. These shares could be used by our board of directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.

        Number of Directors; Noncumulative Voting for Directors.    Our bylaws provide that the authorized number of directors of the Company may be fixed only by our board by resolution of a majority of the directors then in office, although such number may not be less than five nor more than twenty-five. In addition, our articles do not allow for noncumulative voting for directors, which may make it more difficult for a non-company nominee to be elected to our board of directors.

        Filling of Board Vacancies; Removals.    Any vacancies in our board of directors and any directorships resulting from any increase in the number of directors may be filled by the board, acting by not less than a majority of the directors then in office, although less than a quorum.

        Limitation on Right to Call a Special Meeting of Shareholders.    Our bylaws provide that special meetings of shareholders may only be called by our board or our president or by the holders of not less than a majority of our outstanding shares of capital stock entitled to vote for the purpose for which the meeting is being called.

        Action By Unanimous Written Consent of Shareholders.    Our bylaws provide that any action required or permitted to be taken at an annual or special meeting of shareholders may be taken without a meeting, but only if all of the shareholders entitled to vote consent in writing.

        Advance Notice Provisions.    Our bylaws generally require a shareholder desiring to propose new business at a shareholder meeting to provide advance written notice to our corporate secretary, not later than 90 days nor earlier than 120 days prior to the anniversary of the preceding year's annual shareholder meeting, containing certain information about the shareholder and the business to be brought. Only business within the purposes described in the notice of the meeting may be conducted at a special meeting. This provision could delay shareholder actions that are favored by the holders of a majority of our outstanding stock until the next shareholders' meeting.

        Additionally, our bylaws provide that nominations for directors must be made in accordance with the provisions of our bylaws, which generally require, among other things, that such nominations be provided in writing to our corporate secretary, not later than 90 days nor earlier than 120 days prior to the anniversary of the preceding year's annual shareholder meeting, and that the notice to our corporate secretary contain certain information about the shareholder and the director nominee.

        Amendment of the Bylaws.    Our bylaws provide that our bylaws may be altered, amended or repealed by our board without prior notice to or approval by our shareholders. Our bylaws may also be altered, amended or repealed by the affirmative vote of holders of a majority of the shares of our capital stock entitled to vote at any meeting of shareholders. Accordingly, our board could take action to amend our bylaws in a manner that could have the effect of delaying, deferring or discouraging another party from acquiring control of us.

        Michigan Law.    We may opt-in to the provisions of Chapter 7A of the MBCA. In general, subject to certain exceptions, Chapter 7A of the MBCA prohibits a Michigan corporation from engaging in a "business combination" with an "interested shareholder" for a period of five years following the date that such shareholder became an interested shareholder, unless: (i) prior to such date, the board of directors approved the business combination; or (ii) on or subsequent to such date, the business combination is approved by at least 90% of the votes of each class of the corporation's stock entitled to vote and by at least two-thirds of such voting stock not held by the interested shareholder or such shareholder's affiliates. The MBCA defines a "business combination" to include certain mergers, consolidations, dispositions of assets or shares and recapitalizations. An "interested shareholder" is defined by the MBCA to include a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation. While our board to date has not elected to opt-in to these provisions, any future decision to do so could have an anti-takeover effect.

Limitation on Liability and Indemnification of Officers and Directors

        Our articles provide that our directors will not be liable to us or our shareholders for monetary damages for any action taken or any failure to take any action as a director, subject to limited exceptions.

        Our bylaws provide that we must indemnify each of our directors and officers to the fullest extent permitted by the laws of the State of Michigan and consistent with the provisions of the MBCA.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no established public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Upon completion of this offering, we will have                shares of common stock outstanding. Of these shares,                 shares of our common stock (or                shares if the underwriters exercise their purchase option in full) sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining                shares of our common stock (or                shares if the underwriters exercise their purchase option in full) outstanding are "restricted shares" as defined in Rule 144. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144. As a result of the contractual 180-day lock-up period described below,                 of these shares will be available for sale in the public market only after 180 days from the date of this prospectus (generally subject to volume and other offering limitations).

Rule 144

        In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, the sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately                shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale and notice provisions of Rule 144 to the extent applicable.

Registration Statement on Form S-8

        In connection with or as soon as practicable following the completion of this offering, we intend to file a registration statement with the SEC on Form S-8 to register an aggregate of approximately                shares of our common stock reserved for future issuance under our equity incentive plans, as described further under "Executive Compensation—Long Term Incentive Plans." That registration statement will become effective upon filing and shares of common stock covered by such registration statement will be eligible for sale in the public market immediately after the effective date of such registration statement (unless held by affiliates) subject to the lock-up agreements described below.

Lock-up Agreements

        We, each of the selling shareholders, and each of our directors and executive officers have agreed, subject to certain limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Raymond James & Associates, Inc. on behalf of the underwriters. See "Underwriting." The underwriters do not have any present intention or arrangement to release any shares of our common stock subject to lock-up agreements prior to the expiration of the 180-day lock-up period.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In addition to the compensation arrangements with directors and executive officers described in "Executive Compensation" above, the following is a description of transactions since January 1, 2016, to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than five percent of our capital stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest.

Ordinary Banking Relationships

        Our directors, officers, certain of our beneficial owners of more than five percent of our voting securities and their respective associates were customers of and had transactions with us in the past, and additional transactions with these persons are expected to take place in the future. All outstanding loans and commitments to loan with these persons were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company or the Bank and did not involve more than the normal risk of collectability or present other unfavorable features. All such loans are approved by the Bank's board of directors in accordance with the bank regulatory requirements. Similarly, all certificates of deposit and depository relationships with these persons were made in the ordinary course of business and involved substantially the same terms, including interest rates, as those prevailing at the time for comparable depository relationships with persons not related to the Company or the Bank.

Policies and Procedures Regarding Related Party Transactions

        Transactions by the Company or the Bank with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by the Bank with its affiliates) and the Federal Reserve's Regulation O (which governs certain loans by the Bank to its executive officers, directors and principal shareholders). We have adopted policies to comply with these regulatory requirements and restrictions.

        In addition, prior to completion of this offering, our board of directors will adopt a written policy governing the approval of related party transactions that complies with all applicable requirements of the SEC and the Nasdaq Global Select Market concerning related party transactions. Related party transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related party has or will have a direct or indirect material interest. Related parties of the Company include directors (including nominees for election as directors), executive officers, five percent shareholders and the immediate family members of these persons. Management, in consultation with outside counsel, as appropriate, will review potential related party transactions to determine if they are subject to the policy. If so, the transaction will be referred to Audit Committee for approval. In determining whether to approve a related party transaction, the Audit Committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related party's interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer taking into account the size of the transaction and the financial position of the related party, whether the transaction would impair an outside director's independence, the acceptability of the transaction to our regulators and the potential violations of other corporate policies. Upon completion of this offering, our Related Party Transactions Policy will be available on our website at www.levelonebank.com, as an annex to our Corporate Governance Guidelines.

Reserved Share Program

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to 10.0% of the shares offered by this prospectus for sale to the directors, senior management, certain existing shareholders, certain employees of the Company and the Bank, and other persons having relationships with us through a reserved share program. See "Underwriting—Reserved Share Program" for additional information regarding the reserved share program.

SUPERVISION AND REGULATION

General

        FDIC-insured institutions, their holding companies and their affiliates are extensively regulated under federal and state law. As a result, the Company's growth and earnings performance may be affected not only by management decisions and general economic conditions, but also by the requirements of federal and state statutes and by the regulations and policies of various bank regulatory agencies, including the Michigan Department of Insurance and Financial Services (DIFS), the FDIC, the Federal Reserve, and the CFPB. Furthermore, taxation laws administered by the Internal Revenue Service and state taxing authorities, accounting rules developed by the Financial Accounting Standards Board, securities laws administered by the SEC and state securities authorities, and anti-money laundering laws enforced by the Treasury, have an impact on the Company's business. The effect of these statutes, regulations, regulatory policies and accounting rules are significant to the Company's operations and results.

        Federal and state banking laws impose a comprehensive system of supervision, regulation and enforcement on the operations of FDIC-insured institutions, their holding companies and affiliates that is intended primarily for the protection of the FDIC-insured deposits and depositors of banks, rather than shareholders. These laws, and the regulations of the bank regulatory agencies issued under them, affect, among other things, the scope of the Company's business, the kinds and amounts of investments the Company and the Bank may make, reserve requirements, required capital levels relative to the Company's assets, the nature and amount of collateral for loans, the establishment of branches, the Company's ability to merge, consolidate and acquire, dealings with the Company's and the Bank's insiders and affiliates, and the Company's and the Bank's payment of dividends. In reaction to the global financial crisis and particularly following the passage of the Dodd-Frank Act, reforms in regulation of the banking industry have heightened regulatory requirements and scrutiny. These reforms have caused the Company's compliance and risk management processes, and the costs thereof, to increase. Although proposals have been made to decrease the regulatory burden on community banks like the Bank, it is not possible to predict whether or when such proposals may be enacted.

        The supervisory framework for U.S. banking organizations subjects banks and bank holding companies to regular examination by their respective regulatory agencies, which results in examination reports and ratings that are not publicly available and that can impact the conduct and growth of their business. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management ability and performance, earnings, liquidity, and various other factors. The regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.

        The following is a summary of the material elements of the supervisory and regulatory framework applicable to the Company and the Bank, beginning with a discussion of the continuing regulatory emphasis on the Company's capital levels. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to the particular statutory and regulatory provision.

Regulatory Emphasis on Capital

        Regulatory capital represents the net assets of a banking organization available to absorb losses. Because of the risks attendant to their business, FDIC-insured institutions are generally required to hold more capital than other businesses, which directly affects the Company's earnings capabilities. While capital has historically been one of the key measures of the financial health of both bank holding companies and banks, its role became fundamentally more important in the wake of the global financial crisis, as the banking regulators recognized that the amount and quality of capital held by banks prior to the crisis was insufficient to absorb losses during periods of severe stress. Certain provisions of the regulations resulting from the Dodd-Frank Act and Basel III, discussed below, establish strengthened capital standards for banks and bank holding companies that are meaningfully more stringent than those in place previously and, among other things, require more capital to be held in the form of common stock.

        Minimum Required Capital Levels.    Banks have been required to hold minimum levels of capital based on guidelines established by the bank regulatory agencies since 1983. The minimums have been expressed in terms of ratios of capital divided by total assets. As discussed below, bank capital measures have become more sophisticated over the years and have focused more on the quality of capital and the risk of assets.

        The Basel III Rule.    On September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced agreement on a strengthened set of capital requirements for banking organizations around the world, known as Basel III, to address deficiencies recognized in connection with the global financial crisis.

        In July 2013, the U.S. federal banking agencies approved the regulations implementing Basel III in pertinent part and certain changes to the earlier capital regulations required by the Dodd-Frank Act, or the Basel III Rule, applicable to federal and state banks and savings and loan associations, as well as to bank and savings and loan holding companies, other than "small bank holding companies" (generally bank holding companies with consolidated assets of less than $1 billion).

        Compared to earlier capital standards, the Basel III Rule requires higher capital levels, increases the required quality of capital, and requires more detailed categories of risk weighting of riskier, more opaque assets. For nearly every class of assets, the Basel III Rule requires a more complex, detailed and calibrated assessment of credit risk and calculation of risk weightings.

        The Basel III Rule also introduced the concept of Common Equity Tier 1 Capital, which consists primarily of common stock, related surplus (net of Treasury stock), retained earnings, and Common Equity Tier 1 minority interests subject to certain regulatory adjustments. The Basel III Rule also changed the definition of capital by establishing more stringent criteria that instruments must meet to be considered Additional Tier 1 Capital (primarily non-cumulative perpetual preferred stock that meets certain requirements) and Tier 2 Capital (primarily other types of preferred stock and subordinated debt, subject to limitations). A number of instruments that qualified as Tier 1 Capital under Basel I do not qualify, or their qualifications changed. For example, noncumulative perpetual preferred stock, which qualified as simple Tier 1 Capital earlier does not qualify as Common Equity Tier 1 Capital, but qualifies as Additional Tier 1 Capital. The Basel III Rule also constrains the inclusion of minority interests, mortgage-servicing assets, and deferred tax assets in capital and requires deductions from Common Equity Tier 1 Capital in the event that such assets exceed a certain percentage of a banking institution's Common Equity Tier 1 Capital.

        The Basel III Rule minimum capital ratio requirements are as follows:

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  Common Equity Tier 1 Capital equal to 4.5% of risk-weighted assets;

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  Tier 1 Capital equal to 6% of risk-weighted assets;

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  Total Capital (Tier 1 plus Tier 2) equal to 8% of risk-weighted assets; and

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  Tier 1 Capital equal to 4% of total quarterly average assets, referred to as the leverage ratio.

        In addition, institutions that seek the freedom to make capital distributions (including for dividends and repurchases of stock) and pay discretionary bonuses to executive officers without restriction must also maintain a capital conservation buffer of more than 2.5% in Common Equity Tier 1 Capital over the minimum risk-weighted capital requirements. The capital conservation buffer requirement phases in over three years beginning in 2016 (as of January 1, 2018, it had phased in to 1.875%). The purpose of the conservation buffer is to ensure that banking institutions maintain capital that can be used to absorb losses during periods of financial and economic stress. Factoring in the fully phased-in conservation buffer increases the minimum ratios depicted above to 7% for Common Equity Tier 1 Capital, 8.5% for Tier 1 Capital and 10.5% for Total Capital.

        Banking organizations (except for large, internationally active banking organizations) became subject to the new rules on January 1, 2015. However, there are separate phase-in/phase-out periods for: (i) the capital conservation buffer; (ii) certain regulatory capital adjustments and deductions; (iii) nonqualifying capital instruments; and (iv) changes to the prompt corrective action rules discussed below. The phase-in periods commenced on January 1, 2016 and generally extend until January 1, 2019.

        Well-Capitalized Requirements.    The ratios described above are minimum standards in order for banking organizations to be considered "adequately capitalized." Bank regulatory agencies uniformly encourage banks to hold more capital and be "well-capitalized" and, to that end, federal law and regulations provide various incentives for banking organizations to maintain regulatory capital at levels in excess of minimum regulatory requirements. For example, a banking organization that is well-capitalized may: (i) qualify for exemptions from prior notice or application requirements otherwise applicable to certain types of activities; (ii) qualify for expedited processing of other required notices or applications; and (iii) accept, roll-over or renew brokered deposits. Higher capital levels could also be required if warranted by the particular circumstances or risk profiles of individual banking organizations. For example, the Federal Reserve's capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, interest rate risk, or the risks posed by concentrations of credit, nontraditional activities or securities trading activities. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 Capital less all intangible assets), well above the minimum levels.

        Under the capital regulations of the FDIC and Federal Reserve, in order to be well-capitalized, a banking organization must maintain:

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  A ratio of Common Equity Tier 1 Capital to risk-weighted assets of 6.5% or more;

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  A ratio of Tier 1 Capital to total risk-weighted assets of 8% or more (6% under Basel I);

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  A ratio of Total Capital to total risk-weighted assets of 10% or more (the same as Basel I); and

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  A leverage ratio (Tier 1 Capital to total adjusted average quarterly assets) of 5% or greater.

It is possible under the Basel III Rule to be well-capitalized while remaining out of compliance with the capital conservation buffer discussed above. In addition, to be well-capitalized, a banking organization must not be subject to a capital requirement imposed on it as an individual institution to maintain any specified capital ratio.

        As of December 31, 2017: (i) the Bank was not subject to a directive from DIFS or FDIC to increase its capital and (ii) the Bank was well-capitalized, as defined by FDIC regulations. As of December 31, 2017, the Company had regulatory capital in excess of the Federal Reserve's requirements and met the Basel III Rule requirements to be well-capitalized.

        Prompt Corrective Action.    An FDIC-insured institution's capital plays an important role in connection with regulatory enforcement as well. Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depends on whether the institution in question is "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," in each case as defined by regulation. Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: (i) requiring the institution to submit a capital restoration plan; (ii) limiting the institution's asset growth and restricting its activities; (iii) requiring the institution to issue additional capital stock (including additional voting stock) or to sell itself; (iv) restricting transactions between the institution and its affiliates; (v) restricting the interest rate that the institution may pay on deposits; (vi) ordering a new election of directors of the institution; (vii) requiring that senior executive officers or directors be dismissed; (viii) prohibiting the institution from accepting deposits from correspondent banks; (ix) requiring the institution to divest certain subsidiaries; (x) prohibiting the payment of principal or interest on subordinated debt; and (xi) ultimately, appointing a receiver for the institution.

Regulation and Supervision of the Company

        General.    The Company, as the sole shareholder of the Bank, is a bank holding company. As a bank holding company, the Company is registered with, and subject to regulation by, the Federal Reserve under the Bank Holding Company Act of 1956, as amended (BHCA). The Company is legally obligated to act as a source of financial and managerial strength to the Bank and to commit resources to support the Bank in circumstances where the Company might not otherwise do so. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve and is required to file with the Federal Reserve periodic reports of the Company's operations and such additional information regarding the Company and the Bank as the Federal Reserve may require.

        Acquisitions, Activities and Change in Control.    The primary purpose of a bank holding company is to control and manage banks. The BHCA generally requires the prior approval of the Federal Reserve for any merger involving a bank holding company or any acquisition by a bank holding company of another bank or bank holding company. Subject to certain conditions (including deposit concentration limits established by the BHCA), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States. In approving interstate acquisitions, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its FDIC-insured institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state institutions or their holding companies) and state laws that require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company. Furthermore, in accordance with the Dodd-Frank Act, bank holding companies must be well-capitalized and well-managed in order to effect interstate mergers or acquisitions. For a discussion of the capital requirements, see "Regulatory Emphasis on Capital" above.

        The BHCA generally prohibits the Company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve prior to November 11, 1999 to be "so closely related to banking ... as to be a proper incident thereto." This authority would permit the Company to engage in a variety of banking-related businesses, including the ownership and operation of a savings association, or any entity engaged in consumer finance, equipment leasing, the operation of a computer service bureau (including software development) and mortgage banking and brokerage services. The BHCA does not place territorial restrictions on the domestic activities of nonbank subsidiaries of bank holding companies.

        Additionally, bank holding companies that meet certain eligibility requirements prescribed by the BHCA and elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance underwriting and sales, merchant banking and any other activity that the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature or incidental to any such financial activity or that the Federal Reserve determines by order to be complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of FDIC-insured institutions or the financial system generally. The Company has elected to operate as a financial holding company.

        In order to maintain our status as a financial holding company, both the Company and the Bank must be well-capitalized, well-managed, and have at least a satisfactory Community Reinvestment Act (CRA) rating. If the Federal Reserve determines that the Company is not well-capitalized or well-managed, the Company will have a period of time in which to achieve compliance, but during the period of noncompliance, the Federal Reserve may place any limitations on the Company it believes to be appropriate. Furthermore, if the Federal Reserve determines that the Bank has not received a satisfactory CRA rating, the Company will not be able to commence any new financial activities or acquire a company that engages in such activities.

        Federal law also prohibits any person or company from acquiring "control" of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. "Control" is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may arise under certain circumstances between 10% and 24.99% ownership.

        Capital Requirements.    Bank holding companies are required to maintain capital in accordance with Federal Reserve capital adequacy requirements. For a discussion of capital requirements, see "—Regulatory Emphasis on Capital" above.

        Dividend Payments.    The Company's ability to pay dividends to its shareholders may be affected by both general corporate law considerations and policies of the Federal Reserve applicable to bank holding companies. As a Michigan corporation, the Company is subject to the Michigan Business Corporation Act, as amended, which prohibits the Company from paying a dividend if, after giving effect to the dividend the Company would not be able to pay its debts as the debts become due in the usual course of business, or the Company's total assets would be less than the sum of its total liabilities plus, the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

        As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should eliminate, defer or significantly reduce dividends to shareholders if: (i) the company's net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the prospective rate of earnings retention is inconsistent with the company's capital needs and overall current and prospective financial condition; or (iii) the company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. The Federal Reserve also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. In addition, under the Basel III Rule, institutions that seek the freedom to pay dividends must maintain the capital conservation buffer. See "—Regulatory Emphasis on Capital" above.

        Incentive Compensation.    There have been a number of developments in recent years focused on incentive compensation plans sponsored by bank holding companies and banks, reflecting recognition by the bank regulatory agencies and Congress that flawed incentive compensation practices in the financial industry were one of many factors contributing to the global financial crisis. In addition, there are concerns about the abuses relating to product cross-selling incentive plans. The result is interagency guidance on sound incentive compensation practices and rulemaking by the agencies required under Section 956 of the Dodd-Frank Act.

        The interagency guidance recognized three core principles: effective incentive plans should: (i) provide employees incentives that appropriately balance risk and reward; (ii) be compatible with effective controls and risk-management; and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. Much of the guidance addresses large banking organizations and, because of the size and complexity of their operations, the regulators expect those organizations to maintain systematic and formalized policies, procedures, and systems for ensuring that the incentive compensation arrangements for all executive and non-executive employees covered by this guidance are identified and reviewed, and appropriately balance risks and rewards. Smaller banking organizations like the Company that use incentive compensation arrangements are expected to be less extensive, formalized, and detailed than those of the larger banks.

        Section 956 of the Dodd-Frank Act requires the banking agencies, the National Credit Union Administration, the SEC and the Federal Housing Finance Agency to jointly prescribe regulations that prohibit types of incentive-based compensation that encourages inappropriate risk taking and to disclose certain information regarding such plans. On June 10, 2016, the agencies released an updated proposed rule for comment. Section 956 applies only to banking organizations with assets of greater than $1 billion. The Company has consolidated assets greater than $1 billion and less than $50 billion and the Company is considered a Level 3 banking organization under the proposed rules. The proposed rules contain mostly general principles and reporting requirements for Level 3 institutions. Risk management and controls are required, as is board or committee level approval and oversight. Management has reviewed its incentive plans in light of the proposed rulemaking and guidance and has begun implementing policies and procedures to mitigate risk based on this review. As of December 31, 2017, these rules remained in proposed form.

        Monetary Policy.    The monetary policy of the Federal Reserve has a significant effect on the operating results of financial or bank holding companies and their subsidiaries. Among the tools available to the Federal Reserve to affect the money supply are open market transactions in U.S. government securities, changes in the discount rate on bank borrowings and changes in reserve requirements against bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits.

        Federal Securities Regulation.    The Company's common stock sold in this offering will be registered with the SEC under the Exchange Act. Consequently, the Company will be subject to the information, proxy solicitation, insider trading and other restrictions and requirements of the SEC under the Exchange Act.

        Corporate Governance.    The Dodd-Frank Act addressed many investor protection, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies. The Dodd-Frank Act increased shareholder influence over boards of directors by requiring companies to give shareholders a non-binding vote on executive compensation and so-called "golden parachute" payments, and authorizing the SEC to promulgate rules that would allow shareholders to nominate and solicit voters for their own candidates using a company's proxy materials. The legislation also directed the Federal Reserve to promulgate rules prohibiting excessive compensation paid to executives of bank holding companies, regardless of whether such companies are publicly traded.

Regulation and Supervision of the Bank

        General.    The Bank is a Michigan-chartered bank. The deposit accounts of the Bank are insured by the FDIC's Deposit Insurance Fund (DIF) to the maximum extent provided under federal law and FDIC regulations, currently $250,000 per insured depositor category. As a Michigan-chartered FDIC-insured bank, the Bank is subject to the examination, supervision, reporting and enforcement requirements of the DIFS, the chartering authority for Michigan banks, and the FDIC, designated by federal law as the primary federal regulator of insured state banks that, like the Bank, are not members of the Federal Reserve.

        Deposit Insurance.    As an FDIC-insured institution, the Bank is required to pay deposit insurance premium assessments to the FDIC. The FDIC has adopted a risk-based assessment system whereby FDIC-insured institutions like the Bank, that are not considered large and highly complex banking organizations, pay assessments based on examination ratings and financial ratios, which range from 1.5 basis points to 30 basis points. At least semi-annually, the FDIC updates its loss and income projections for the DIF and, if needed, increases or decreases the assessment rates, following notice and comment on proposed rulemaking. The assessment base against which an FDIC-insured institution's deposit insurance premiums paid to the DIF are calculated is based on its average consolidated total assets less its average tangible equity. This method shifts the burden of deposit insurance premiums toward those large depository institutions that rely on funding sources other than U.S. deposits.

        The reserve ratio is the FDIC insurance fund balance divided by estimated insured deposits. The Dodd-Frank Act altered the minimum reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits, and eliminating the requirement that the FDIC pay dividends to FDIC-insured institutions when the reserve ratio exceeds certain thresholds. The reserve ratio reached 1.30% on December 31, 2017. If the reserve ratio does not reach 1.35% by December 31, 2018 (provided it is at least 1.15%), the FDIC will impose a shortfall assessment on March 31, 2019 on insured depository institutions with total consolidated assets of $10 billion or more. The FDIC will provide assessment credits to insured depository institutions, like the Bank, with total consolidated assets of less than $10 billion for the portion of their regular assessments that contribute to growth in the reserve ratio between 1.15% and 1.35%. The FDIC will apply the credits each quarter that the reserve ratio is at least 1.38% to offset the regular deposit insurance assessments of institutions.

        FICO Assessments.    In addition to paying basic deposit insurance assessments, FDIC-insured institutions must pay Financing Corporation (FICO) assessments. FICO is a mixed-ownership governmental corporation chartered by the former Federal Home Loan Bank Board pursuant to the Competitive Equality Banking Act of 1987 to function as a financing vehicle for the recapitalization of the former Federal Savings and Loan Insurance Corporation. FICO issued 30-year noncallable bonds of approximately $8.1 billion that mature in 2017 through 2019. FICO's authority to issue bonds ended on December 12, 1991. Since 1996, federal legislation has required that all FDIC-insured institutions pay assessments to cover interest payments on FICO's outstanding obligations. The FICO assessment rate is adjusted quarterly and for the fourth quarter of 2017 was 54 cents per $100 dollars of assessable deposits.

        Supervisory Assessments.    All Michigan-chartered banks are required to pay supervisory assessments to the DIFS to fund the operations of that agency. The amount of the assessment is calculated on the basis of the Bank's total assets. During the years ended December 31, 2017 and 2016, the Bank paid supervisory assessments to the DIFS totaling approximately $151 thousand and $142 thousand, respectively.

        Capital Requirements.    Banks are generally required to maintain capital levels in excess of other businesses. For a discussion of capital requirements, see "—Regulatory Emphasis on Capital" above.

        Liquidity Requirements.    Liquidity is a measure of the ability and ease with which bank assets may be converted to cash. Liquid assets are those that can be converted to cash quickly if needed to meet financial obligations. To remain viable, FDIC-insured institutions must have enough liquid assets to meet their near-term obligations, such as withdrawals by depositors. Because the global financial crisis was in part a liquidity crisis, Basel III also includes a liquidity framework that requires FDIC-insured institutions to measure their liquidity against specific liquidity tests. One test, referred to as the Liquidity Coverage Ratio (LCR), is designed to ensure that the banking entity has an adequate stock of unencumbered high-quality liquid assets that can be converted easily and immediately in private markets into cash to meet liquidity needs for a 30-calendar day liquidity stress scenario. The other test, known as the Net Stable Funding Ratio (NSFR), is designed to promote more medium- and long-term funding of the assets and activities of FDIC-insured institutions over a one-year horizon. These tests provide an incentive for banks and holding companies to increase their holdings in Treasury securities and other sovereign debt as a component of assets, increase the use of long-term debt as a funding source and rely on stable funding like core deposits (in lieu of brokered deposits).

        In addition to liquidity guidelines already in place, the federal bank regulatory agencies implemented the Basel III LCR in September 2014, which requires large financial firms to hold levels of liquid assets sufficient to protect against constraints on their funding during times of financial turmoil, and in 2016 proposed implementation of the NSFR. While these requirements apply only to the largest banking organizations in the country, it is possible that certain elements may be applied in the future to all FDIC-insured institutions.

        Stress Testing.    A stress test is an analysis or simulation designed to determine the ability of a given FDIC-insured institution to deal with an economic crisis. In October 2012, U.S. bank regulators unveiled new rules mandated by the Dodd-Frank Act that require the largest U.S. banks to undergo stress tests twice per year, once internally and once conducted by the regulators. Stress tests are not required for banks with less than $10 billion in assets; however, the FDIC now recommends stress testing as means to identify and quantify loan portfolio risk.

        Dividend Payments.    The primary source of funds for the Company is dividends from the Bank. Under the Michigan Banking Code, the Bank cannot declare or pay a cash dividend or dividend in kind unless it will have a surplus amounting to not less than 20% of its capital after payment of the dividend. In addition, the Bank may pay dividends only out of net income then on hand, after deducting its bad debts. Further, the Bank may not declare or pay a dividend until cumulative dividends on preferred stock, if any, are paid in full.

        The payment of dividends by any FDIC-insured institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a FDIC-insured institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, the Bank exceeded its capital requirements under applicable guidelines as of December 31, 2017. Notwithstanding the availability of funds for dividends, however, the FDIC and the DIFS may prohibit the payment of dividends by the Bank if either or both determine such payment would constitute an unsafe or unsound practice. In addition, under the Basel III Rule, institutions that seek the freedom to pay dividends will have to maintain the capital conservation buffer. See "Regulatory Emphasis on Capital" above.

        Insider Transactions.    The Bank is subject to certain restrictions imposed by federal law on "covered transactions" between the Bank and its "affiliates." The Company is an affiliate of the Bank for purposes of these restrictions, and covered transactions include extensions of credit to the Company (which must be collateralized at specified levels), investments in the stock or other securities of the Company and the acceptance of the stock or other securities of the Company as collateral for loans made by the Bank. Certain limitations and reporting requirements are also placed on extensions of credit by the Bank to its directors and officers, to directors and officers of the Company and its subsidiaries, to principal shareholders of the Company and to "related interests" of such directors, officers and principal shareholders. In addition, federal law and regulations may affect the terms upon which any person who is a director or officer of the Company or the Bank, or a principal shareholder of the Company, may obtain credit from banks with which the Bank maintains a correspondent relationship.

        Safety and Soundness Standards/Risk Management.    The federal banking agencies have adopted guidelines that establish operational and managerial standards to promote the safety and soundness of FDIC-insured institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

        In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the FDIC-insured institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If an FDIC-insured institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator's order is cured, the regulator may restrict the FDIC-insured institution's rate of growth, require the FDIC-insured institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal bank regulatory agencies, including cease and desist orders and civil money penalty assessments.

        During the past decade, the bank regulatory agencies have increasingly emphasized the importance of sound risk management processes and strong internal controls when evaluating the activities of the FDIC-insured institutions they supervise. Properly managing risks has been identified as critical to the conduct of safe and sound banking activities and has become even more important as new technologies, product innovation, and the size and speed of financial transactions have changed the nature of banking markets. The agencies have identified a spectrum of risks facing a banking institution including, but not limited to, credit, market, liquidity, operational, legal, and reputational risk. In particular, recent regulatory pronouncements have focused on operational risk, which arises from the potential that inadequate information systems, operational problems, breaches in internal controls, fraud, or unforeseen catastrophes will result in unexpected losses. New products and services, third-party risk and cybersecurity are critical sources of operational risk that FDIC-insured institutions must address in the current environment. The Bank is expected to have active board and senior management oversight; adequate policies, procedures, and limits; adequate risk measurement, monitoring, and management information systems; and comprehensive internal controls.

        Branching Authority.    Michigan banks, such as the Bank, have the authority under Michigan law to establish branches anywhere in the State of Michigan, subject to receipt of all required regulatory approvals. Federal law permits state and national banks to merge with banks in other states subject to: (i) regulatory approval; (ii) federal and state deposit concentration limits; and (iii) state law limitations requiring the merging bank to have been in existence for a minimum period of time (not to exceed five years) prior to the merger. The establishment of interstate branches has historically been permitted only in those states the laws of which expressly authorize such expansion. The Dodd-Frank Act permits well-capitalized and well-managed banks to establish de novo interstate branches without impediments.

        Transaction Account Reserves.    Federal Reserve regulations require FDIC-insured institutions to maintain reserves against their transaction accounts (primarily NOW and regular checking accounts). For 2018, the first $16.0 million of otherwise reservable balances are exempt from reserves and have a zero percent reserve requirement; for transaction accounts aggregating more than $16.0 million to $122.3 million, the reserve requirement is 3% of total transaction accounts; and for net transaction accounts in excess of $122.3 million, the reserve requirement is 3% up to $122.3 million plus 10% of the aggregate amount of total transaction accounts in excess of $122.3 million. These reserve requirements are subject to annual adjustment by the Federal Reserve.

        Community Reinvestment Act Requirements.    The Community Reinvestment Act requires the Bank to have a continuing and affirmative obligation in a safe and sound manner to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. Federal regulators regularly assess the Bank's record of meeting the credit needs of its communities. Applications for additional acquisitions would be affected by the evaluation of the Bank's effectiveness in meeting its Community Reinvestment Act requirements.

        Anti-Money Laundering.    The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act) is designed to deny terrorists and criminals the ability to obtain access to the U.S. financial system and has significant implications for FDIC-insured institutions, brokers, dealers and other businesses involved in the transfer of money. The USA PATRIOT Act requires that financial services companies have policies and procedures with respect to measures designed to address any or all of the following matters: (i) customer identification programs; (ii) money laundering; (iii) terrorist financing; (iv) identifying and reporting suspicious activities and currency transactions; (v) currency crimes; and (vi) cooperation between FDIC-insured institutions and law enforcement authorities.

        Concentrations in Commercial Real Estate.    Concentration risk exists when FDIC-insured institutions deploy too many assets to any one industry or segment. A concentration in commercial real estate is one example of regulatory concern. The interagency Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices guidance, or CRE Guidance, provides supervisory criteria, including the following numerical indicators, to assist bank examiners in identifying banks with potentially significant commercial real estate loan concentrations that may warrant greater supervisory scrutiny: (i) commercial real estate loans exceeding 300% of capital and increasing 50% or more in the preceding three years; or (ii) construction and land development loans exceeding 100% of capital. The CRE Guidance does not limit banks' levels of commercial real estate lending activities, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their commercial real estate concentrations. On December 18, 2015, the federal banking agencies issued a statement to reinforce prudent risk-management practices related to CRE lending, having observed substantial growth in many CRE asset and lending markets, increased competitive pressures, rising CRE concentrations in banks, and an easing of CRE underwriting standards. The federal bank agencies reminded FDIC-insured institutions to maintain underwriting discipline and exercise prudent risk-management practices to identify, measure, monitor, and manage the risks arising from CRE lending. In addition, FDIC-insured institutions must maintain capital commensurate with the level and nature of their CRE concentration risk.

        Based on the Bank's loan portfolio as of December 31, 2017, it exceeded the 300% guideline for commercial real estate loans.

        Consumer Financial Services.    The CFPB has broad rulemaking authority for a wide range of consumer protection laws that apply to all providers of consumer products and services, including the Bank, as well as the authority to prohibit "unfair, deceptive or abusive" acts and practices. The CFPB has examination and enforcement authority, except that FDIC-insured institutions with $10 billion or less in assets, like the Bank, continue to be examined by their applicable bank regulators.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a summary of the material United States federal income tax consequences relevant to non-U.S. holders, as defined below, of the purchase, ownership and disposition of our common stock. The following summary is based on current provisions of the Code, Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect. This section does not consider the Medicare tax on certain investment income, state, local, estate, gift or foreign tax consequences, nor does it address tax consequences to special classes of investors, including, but not limited to, tax-exempt or governmental organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for United States federal income tax purposes, dealers in securities or foreign currencies, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, certain former citizens or long-term residents of the United States, or persons that will hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who will hold our common stock as "capital assets" (generally, property held for investment). PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY RECENT CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

        You are a "non-U.S. holder" or purposes of this discussion if you are a beneficial owner of our common stock that for U.S. federal income tax purposes is not a partnership or any of the following:

          (1)   an individual who is a citizen or resident of the United States;

          (2)   a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

          (3)   an estate the income of which is subject to U.S. federal income tax regardless of its source; or

          (4)   a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable Treasury regulations to be treated as a United States person.

        If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are treated as a partner in such an entity holding our common stock, you should consult your tax advisor as to the United States federal income tax consequences applicable to you.

Distributions

        Distributions with respect to our common stock will be treated as dividends when paid to the extent of our current and accumulated earnings and profits as determined for United States federal income tax purposes. Except as described below, if you are a non-U.S. holder of our shares, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividends paid to you, unless you have furnished to us or another payor, as applicable:

  •
  a valid IRS Form W-8BEN, W-8BEN-E, another applicable or successor variation of Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments, or

  •
  in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with Treasury regulations.

        If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS.

        If dividends paid to you are "effectively connected" with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid IRS Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

  •
  you are a non-U.S. person; and

  •
  the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

        "Effectively connected" dividends are generally taxed on a net income basis at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, "effectively connected" dividends that you receive may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale or Redemption

        If you are a non-U.S. holder, you generally will not be subject to United States federal income or withholding tax on gain realized on the sale, exchange or other disposition of our common stock unless (i) you are an individual, you hold our shares as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, (ii) the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition to subjecting you to United States taxation on a net income basis, or (iii) our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition, and your holding period and certain conditions are satisfied.

        If you are a foreign corporation, the branch profits tax described above may also apply to such effectively connected gain. If you are an individual who is subject to U.S. federal income tax because you were present in the United States for 183 days or more during the year of sale or other disposition of our common stock, you will be subject to a flat 30% tax (or lower rate as specified by any applicable income tax treaty) on the gain derived from such sale or other disposition, which generally may be offset by U.S. source capital losses. Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates.

Information Reporting and Backup Withholding

        Payment of dividends, and the tax withheld on those payments, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor a Form W-8BEN, W-8BEN-E (or other applicable or successor form), or otherwise establish an exemption and the payor does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

        Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN, W-8BEN-E (or other applicable or successor form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

        Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against the non-U.S. holder's United States federal income tax, which may entitle the non-U.S. holder to a refund, provided that the non-U.S. holder timely provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Foreign Account Tax Compliance Act

        Under Sections 1471 through 1474 of the Code, the Foreign Account Tax Compliance Act, or FATCA, imposes a 30% withholding tax on certain types of payments made to "foreign financial institutions" (FFI) and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification requirements are satisfied.

        As a general matter, FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock if paid to a foreign entity unless (i) in the case of a FFI, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any "substantial United States owners" (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the FFI or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E).

        Different rules from those described above may apply to non-U.S. holders resident in jurisdictions that have entered into inter-governmental agreements with the United States.

        Pursuant to the delayed effective dates provided for in the final regulations, the required withholding currently applies to dividends on our common stock and will apply to gross proceeds from a sale or other disposition of our common stock beginning on January 1, 2019. If withholding is required under FATCA on a payment related to our common stock, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

        Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

        INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY RECENT CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

 UNDERWRITING

        We and the selling shareholders are offering the shares of our common stock described in this prospectus through Raymond James & Associates, Inc., or Raymond James, or the representative, and the underwriters listed below. Raymond James is acting as sole representative of the underwriters listed below. We and the selling shareholders have entered into an underwriting agreement with Raymond James, as representative of the underwriters, dated                        , 2018, or the Underwriting Agreement. Subject to the terms and conditions of the Underwriting Agreement, each of the underwriters has agreed, severally and not jointly, to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of Shares
Raymond James & Associates, Inc.
Keefe, Bruyette & Woods, Inc.
Piper Jaffray & Co.

Total

        The Underwriting Agreement provides that the underwriters' obligations to purchase the shares of common stock depend on the satisfaction of the conditions contained in the Underwriting Agreement, including (among other things):

  •
  the representations and warranties made by us and the selling shareholders to the underwriters are true;

  •
  there is no material adverse change in the financial markets; and

  •
  we and the selling shareholders deliver customary closing documents and legal opinions to the underwriters.

        The underwriters are committed to purchase and pay for all of the shares of common stock being offered by this prospectus, if any such shares of common stock are purchased. However, the underwriters are not obligated to purchase or pay for the shares of common stock covered by the underwriters' over-allotment option described below, unless and until the underwriters exercise such option.

        The shares of common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by the underwriters, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel, or modify this offering and to reject orders in whole or in part.

        We have applied to have our common stock listed on the Nasdaq Global Select Market under the symbol "LEVL".

Over-Allotment Option

        We have granted the underwriters an option, exercisable no later than 30 days after the date of this prospectus to purchase up to an aggregate of            additional shares of common stock from us at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of the shares of our common stock offered by this prospectus. To the extent the option is exercised and the conditions of the Underwriting Agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of common stock.

Commissions and Expenses

        The underwriters propose to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to certain securities dealers at the public offering price, less a concession not in excess of $            per share. We and the selling shareholders estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $            and are payable by us and the selling shareholders. We have also agreed to reimburse the underwriters for certain fees and expenses incurred by them in connection with this offering, which may not exceed $250,000 without our prior written consent. We estimate that the amount of such expenses will be $250,000. If all of the shares are not sold at the public offering price, the underwriter may change the offering price, concessions and other selling terms.

        The following table shows the per share and total underwriting discount that we will pay to the underwriters and the proceeds we and the selling shareholders will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per Share	Total Without Over-Allotment Exercise	Total With Over-Allotment Exercise
Public offering price	$	$	$
Underwriting discounts payable by us	$	$	$
Proceeds to us (before expenses)	$	$	$
Proceeds to the selling shareholders (before expenses)	$	$	$

Reserved Share Program

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to 10.0% of the shares offered by this prospectus for sale to the directors, senior management, certain existing shareholders, certain employees of the Company and the Bank, and other persons having relationships with us. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Lock-Up Agreements

        We, and each of our executive officers and directors and the selling shareholders, have agreed, for the period beginning on and including the date of this prospectus through and including the date that is 180 days after the date of this prospectus, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for common stock or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.

        The restrictions described in the preceding paragraph will not apply with respect to (1) the issuance by us of common stock to the underwriters pursuant to the Underwriting Agreement; or (2) our issuance, exercise or related transfer of shares of our common stock, rights or options to purchase our common stock, granted pursuant to the 2007 Plan, the 2014 EIP and the 2018 EIP.

        Raymond James may, in its sole discretion and at any time and from time to time, without notice, release all or any portion of the foregoing shares and other securities from the foregoing restrictions.

Indemnity

        We and the selling shareholders have agreed to indemnify the underwriters, and each of the persons who control one of the several underwriters, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Stabilization

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M promulgated under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment transactions involve sales by the underwriter of shares of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and therefore has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected in the Nasdaq Global Select Market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

        In addition, in connection with this offering the underwriters and selected dealers, if any, who are qualified market makers on the Nasdaq Global Select Market may engage in passive market making transactions in our common stock on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M promulgated under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters are not required to engage in passive market making and may end passive market making activities at any time.

Other Considerations

        It is expected that delivery of the shares of our common stock will be made against payment therefor on or about the date specified on the cover page of this prospectus. Under Rule 15c6-1 promulgated under the Exchange Act trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.

Our Relationship with the Underwriters

        The underwriters and some of their affiliates have performed and expect to continue to perform financial advisory and investment banking services for us from time to time in the ordinary course of their business, and have received, and may continue to receive, compensation for such services.

 LEGAL MATTERS

        The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Barack Ferrazzano Kirschbaum & Nagelberg LLP, Chicago, Illinois. Silver, Freedman, Taff & Tiernan LLP, Washington, D.C., is acting as counsel for the underwriters in connection with this offering.

EXPERTS

        The consolidated financial statements of Level One Bancorp, Inc. as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 included in this prospectus have been so included in reliance on the report of Crowe Horwath LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits or schedules filed therewith. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock that we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings with the SEC, including the registration statement, are also available to you for free on the SEC's internet website at www.sec.gov.

        Following the offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements and other information with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. We intend to furnish to our shareholders our annual reports containing our audited consolidated financial statements certified by an independent public accounting firm.

        We also maintain an internet site at www.levelonebank.com. Information on, or accessible through, our website is not part of this prospectus.

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of Level One Bancorp, Inc.
Farmington Hills, Michigan

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of Level One Bancorp, Inc. (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Crowe Horwath LLP

We have served as the Company's auditor since 2007.
South Bend, Indiana
March 20, 2018

LEVEL ONE BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share data)	December 31, 2017	December 31, 2016
Assets
Cash and cash equivalents	$63,661	$19,116
Securities available-for-sale	150,969	100,533
Federal Home Loan Bank stock	8,303	5,828
Mortgage loans held for sale, at fair value	4,548	9,860
Loans:
Originated loans	920,895	803,572
Acquired loans	114,028	149,821

Total loans	1,034,923	953,393
Less: Allowance for loan losses	(11,713)	(11,089)

Net loans	1,023,210	942,304
Premises and equipment	13,435	15,719
Goodwill	9,387	9,387
Other intangible assets, net	667	901
Bank-owned life insurance	11,542	11,214
Income tax benefit	3,102	5,137
Other assets	12,467	7,532

Total assets	$1,301,291	$1,127,531

Liabilities
Deposits:
Noninterest-bearing demand deposits	$324,923	$280,779
Interest-bearing demand deposits	62,644	60,472
Money market and savings deposits	289,363	284,249
Time deposits	443,452	299,424

Total deposits	1,120,382	924,924
Borrowings	47,833	82,645
Subordinated notes	14,844	14,786
Other liabilities	10,272	8,605

Total liabilities	1,193,331	1,030,960

Shareholders' equity
Common stock:
Authorized—20,000,000 shares at 12/31/2017 and 12/31/2016
Issued and outstanding—6,435,461 shares at 12/31/2017 and 6,350,532 shares at 12/31/2016	59,511	58,306
Retained earnings	49,232	39,391
Accumulated other comprehensive loss, net of tax	(783)	(1,126)

Total shareholders' equity	107,960	96,571

Total liabilities and shareholders' equity	$1,301,291	$1,127,531

See accompanying notes to the consolidated financial statements.

LEVEL ONE BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,
(In thousands, except per share data)	2017	2016	2015
Interest income
Originated loans, including fees	$39,812	$33,771	$26,978
Acquired loans, including fees	12,231	16,956	11,762
Securities:
Taxable	1,746	1,431	1,674
Tax-exempt	955	441	674
Federal funds sold and other	863	304	247

Total interest income	55,607	52,903	41,335

Interest Expense
Deposits	6,267	4,499	3,512
Borrowed funds	797	318	252
Subordinated notes	1,014	1,015	28

Total interest expense	8,078	5,832	3,792

Net interest income	47,529	47,071	37,543
Provision for loan losses	1,416	3,925	1,359

Net interest income after provision for loan losses	46,113	43,146	36,184

Noninterest income
Service charges on deposits	2,543	1,885	972
Net gain on sale of securities	208	926	280
Net gain on sale of residential mortgage loans	1,698	2,249	1,701
Net gain on sale of commercial loans	146	—	92
Gain on FDIC loss share agreement termination	—	—	3,117
Other charges and fees	1,907	1,347	1,052

Total noninterest income	6,502	6,407	7,214
Noninterest expense
Salary and employee benefits	21,555	17,978	14,663
Occupancy and equipment expense	4,208	3,370	2,792
Professional service fees	2,314	1,189	892
Acquisition and due diligence fees	—	2,684	722
Marketing expense	930	806	567
Printing and supplies expense	477	468	349
Data processing expense	1,912	2,023	1,350
Other expense	4,655	3,889	3,553

Total noninterest expense	36,051	32,407	24,888

Income before income taxes	16,564	17,146	18,510
Income tax provision	6,723	6,100	5,982

Net income	9,841	11,046	12,528
Less: Preferred stock dividends	—	—	112

Net income allocated to common shareholders	$9,841	$11,046	$12,416

Earnings per common share:
Basic	$1.54	$1.74	$1.97
Diluted	$1.49	$1.69	$1.92
Average common shares outstanding—basic	6,388	6,341	6,307
Average common shares outstanding—diluted	6,610	6,549	6,463

See accompanying notes to the consolidated financial statements.

LEVEL ONE BANCORP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the years ended December 31,
(Dollars in thousands)	2017	2016	2015
Net income	$9,841	$11,046	$12,528
Other comprehensive income:
Unrealized holding gains (losses) on securities available-for-sale arising during the period	735	(275)	197
Reclassification adjustment for gains included in income(1)	(208)	(926)	(280)
Tax effect(2)	(184)	426	28

Net unrealized gains (losses) on securities available-for-sale, net of tax	343	(775)	(55)

Total comprehensive income, net of tax	$10,184	$10,271	$12,473

(1)
Included in net gain on sale of securities in the Consolidated Income Statement.

(2)
Tax expense related to reclassifications includes $73 thousand, $324 thousand, and $95 thousand, for the years ended December 31, 2017, 2016 and 2015 respectively.

See accompanying notes to the consolidated financial statements.

LEVEL ONE BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Dollars in thousands)	Preferred Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at January 1, 2015	$11,287	$57,501	$15,929	$(296)	$84,421
Net income	—	—	12,528	—	12,528
Other comprehensive income (loss)	—	—	—	(55)	(55)
Exercise of stock options (2,835 shares), including tax benefit	—	25	—	—	25
Preferred stock dividends	—	—	(112)	—	(112)
Preferred stock redemption	(11,287)	—	—	—	(11,287)
Stock-based compensation expense	—	114	—	—	114

Balance at December 31, 2015	$—	$57,640	$28,345	$(351)	$85,634
Net income	—	—	11,046	—	11,046
Other comprehensive income (loss)	—	—	—	(775)	(775)
Exercise of stock options (27,008 shares), including tax benefit	—	300	—	—	300
Tax benefit from restricted stock vesting	—	2	—	—	2
Stock-based compensation expense	—	364	—	—	364

Balance at December 31, 2016	$—	$58,306	$39,391	$(1,126)	$96,571
Net income	—	—	9,841	—	9,841
Other comprehensive income (loss)	—	—	—	343	343
Exercise of stock options (57,506 shares), including tax benefit	—	605	—	—	605
Stock-based compensation expense, net of shares net settled	—	600	—	—	600

Balance at December 31, 2017	$—	$59,511	$49,232	$(783)	$107,960

See accompanying notes to the consolidated financial statements.

LEVEL ONE BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
(Dollars in thousands)	2017	2016	2015
Cash flows from operating activities
Net income	$9,841	$11,046	$12,528
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,369	1,445	1,026
Amortization of core deposit intangibles	234	233	154
Stock-based compensation expense, net of shares net settled	600	364	114
Provision for loan losses	1,416	3,925	1,359
Discount on acquired SBA/USDA retained loans	—	133	33
Net securities premium amortization	871	608	864
Net gain on sales of securities	(208)	(926)	(280)
Originations of loans held for sale	(64,184)	(78,950)	(58,245)
Proceeds from sales of loans originated for sale	69,753	74,995	59,622
Net gain on sales of loans	(1,844)	(2,249)	(1,793)
Net accretion on acquired purchase credit impaired loans	(5,340)	(8,412)	(6,960)
Writedowns on other real estate owned	—	—	105
Gain on sale of other real estate owned	(237)	(35)	(181)
Increase in cash surrender value of life insurance	(328)	(181)	(100)
Net (increase)/decrease in accrued interest receivable and other assets	(1,519)	(4,658)	4,952
Net increase/(decrease) in accrued interest payable and other liabilities	1,725	2,865	(1,454)

Net cash from operating activities	12,149	203	11,744

Cash flows from investing activities
Net increase in loans	(75,780)	(89,466)	109,972)
Principal payments on securities available-for-sale	8,850	12,900	12,610
Purchases of securities available-for-sale	(74,225)	(91,041)	(68,072)
Purchases of Bank Owned Life Insurance	—	(7,520)	—
Purchases of FHLB Stock	(2,475)	(1,536)	—
Additions to premises and equipment	(913)	3,066)	(1,050)
Proceeds from:
Redemption of FHLB Stock	—	—	313
Sale of securities available-for-sale	14,803	93,427	50,801
Sale of other real estate owned	885	116	714
Net cash from/(used) in acquisition	—	2,458	(965)

Net cash used in investing activities	(128,855)	(83,728)	(115,621)

Cash flows from financing activities
Net increase in deposits	195,458	46,170	145,358
Repayment of Federal Home Loan Bank (FHLB) advances	(348,500)	(16,600)	(37,000)
Issuances of FHLB advances	314,000	65,000	35,000
Change in short term borrowings	(1,826)	(8,265)	(43,798)
Increase in secured borrowing	1,514	—	—
Proceeds from issuance of subordinated notes	—	—	14,733
Preferred stock dividends	—	—	(112)
Redemption of preferred stock	—	—	(11,287)
Proceeds from exercised stock options, including tax benefit	605	300	25

Net cash from financing activities	161,251	86,605	102,919

Net change in cash and cash equivalents	44,545	3,080	(958)
Beginning cash and cash equivalents	19,116	16,036	16,994

Ending cash and cash equivalents	$63,661	$19,116	$16,036

Supplemental disclosure of cash flow information:
Interest paid	$7,427	$5,864	$3,603
Income taxes paid	4,625	1,200	1,050
Transfer from premises and equipment to other assets	1,793	—	—
Transfer of loans held for sale to loans held for investment	1,587	—	—
Transfer from loans to other real estate owned	385	258	399
Non-cash transactions:
Increase in assets and liabilities in acquisitions:
Assets acquired—Bank of Michigan (2016), Lotus Bank (2015)	—	114,442	111,428
Liabilities assumed—Bank of Michigan (2016), Lotus Bank (2015)	—	102,762	98,906

See accompanying notes to the consolidated financial statements.

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS

DECEMBER 31, 2017 and 2016

NOTE 1—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations:

        Level One Bancorp, Inc. (the "Company") was organized to become a bank holding company to establish and operate a new bank, Level One Bank (the "Bank") in Farmington Hills, Michigan. The organization process began in June 2006 and the Company was incorporated on July 17, 2006 under Michigan law. The Bank began operations on October 5, 2007.

        The Company began raising capital in 2007 to establish the bank and has periodically issued additional shares to raise capital to support its growth initiatives. The following table presents capital raised since inception:

Year	Number of Shares	Price Per Share $	Issuance Cost (in 000's)	Net Proceeds (in 000's)
October 2007	1,670,700	$10	$469	$16,238
April 2009	663,502	8	14	5,294
June 2010	1,647,498	8	218	12,962
December 2010	800,500	10	8	7,997
September 2012	1,481,888	10	849	13,970

        Level One Bank is a Michigan banking corporation with depository accounts insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC"). The Bank provides a wide range of business and consumer financial services in the greater Farmington Hills, Novi, Northville, Birmingham, Ferndale, Sterling Heights, Bloomfield Township, Detroit and Grand Rapids areas. Its primary deposit products are checking, interest-bearing demand, savings, and term certificate accounts, and its primary lending products are commercial, residential mortgage, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Other financial instruments, which potentially represent concentrations of credit risk, include federal funds sold.

        On July 9, 2017, the Company formed a new subsidiary, Hamilton Court Captive Insurance ("Captive"), which is a wholly-owned insurance subsidiary of the Company that provides property and casualty insurance coverage to the Company and the Bank, and reinsurance to ten other third party insurance captives for which insurance may not be currently available or economically feasible in the insurance marketplace. The Captive insurance subsidiary was designed to insure the risks of the Holding Company and the Bank by providing additional insurance coverage for deductibles, excess limits and uninsured exposures. The Captive is domiciled in Nevada.

Principles of Consolidation:

        The accompanying consolidated financial statements include the accounts of Level One Bancorp, Inc. ("Company") and its wholly owned subsidiaries, Level One Bank ("Bank") and Hamilton Court Insurance ("Captive"), after elimination of significant intercompany transactions and accounts.

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 1—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates:

        To prepare financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"), management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ.

        Cash Flows:    Cash and cash equivalents include cash, deposits with other financial institutions, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions and repurchase agreements and other short-term borrowings.

        Securities:    Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

        Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method. Gains and losses on sales are recorded on the trade date and determined using the specific identification method

        Management evaluates securities for other-than-temporary impairment ("OTTI") at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

        Loans Held for Sale:    Loans originated and intended for sale in the secondary market are carried at fair value at year end, as determined by outstanding commitments from investors. Fair value includes the servicing value of the loans as well as any accrued interest. Mortgage loans held for sale are generally sold with servicing rights released. SBA and USDA guaranteed loans are sold servicing retained. All loans held for sale at year end 2017 and 2016 are mortgage loans.

        Loans:    Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of purchase premiums and discounts, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level yield method without anticipating prepayments.

        Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. A loan is moved to non-accrual status in accordance with the Company's policy, typically after 90 days of non-payment.

        All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost recovery method,

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 1—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

        Certain Purchased Loans:    The Company purchases individual loans and groups of loans, some of which have shown evidence of credit deterioration since origination. These purchased credit impaired ("PCI") loans are recorded at the amount paid or at fair value at acquisition in a business combination, such that there is no carryover of the seller's allowance for loan losses. After acquisition, losses are recognized by an increase in the allowance for loan losses.

        These PCI loans are accounted for individually or aggregated into pools of loans based on common risk characteristics such as, credit grade, loan type, and date of origination. The Company estimates the amount and timing of expected cash flows for each purchased loan or pool, and the expected cash flows in excess of amount paid is recorded as interest income over the remaining life of the loan or pool (accretable yield). The excess of the loan's or pool's contractual principal and interest over expected cash flows is not recorded (nonaccretable difference).

        Over the life of the loan or pool, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, an impairment loss is recognized by establishing an allocation for the loan or pool in the allowance for loan losses. If the present value of expected cash flows is greater than the carrying amount, it is recognized, prospectively, as loan interest income.

        Allowance for Loan Losses:    The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

        The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

        Commercial and commercial real estate loans over $250 thousand are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported,

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 1—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

        Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings, are classified as impaired, regardless of size, and are measured for impairment based upon the present value of estimated future cash flows using the loan's effective rate at inception or, if considered to collateral dependent, based upon the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

        An allowance for loan losses for purchased credit impaired loans is recorded when projected future cash flows decrease. The measurement of impairment on these loans or pools of loans is based upon the excess of the loan or pool's carrying value over the present value of the projected future cash flows, discounted at the last accounting yield applicable to the loan or pool of loans.

        The general component covers non impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent 36 months. The historical loss estimates for loans prior to 2017 were based primarily on the actual historical loss experienced by our peer banks combined with a small factor representing our own loss history. Starting in 2017, the Company modified its methodology on historical loss analysis to incorporate and fully rely on the Bank's own historical loss data, which did not have a material impact. The historical loss estimates are established by loan type including commercial and industrial and commercial real estate. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. The following portfolio segments have been identified:

        Commercial real estate loans are secured by a mortgage lien on the real property. Owner-occupied real estate loans generally are considered to carry less risk than non-owner occupied real estate (properties) because the Company considers them to be less sensitive to the condition of the commercial real estate market. Repayment is based on the operations of the business. Investment real estate loans rely on rental income for loan repayment, which involves risk such as rent rollover, tenants going out of business, competitive properties in the area. Construction and land development loans generally are considered the riskiest class of commercial real estate, due to possible cost overruns, contractor/lien issues, loss of tenant, etc. Risk of loss is managed by adherence to standard loan policies that establish certain levels of performance prior to the extension of a loan to the borrower.

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 1—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Commercial and Industrial loans have varying degrees of risk, but overall are considered to have less risk than commercial real estate. These loans are generally short-term in nature and is almost always backed by collateral. Unsecured commercial loans are supported by strong borrower(s)/guarantor(s) in terms of liquidity, net worth, cash flow, etc. Collateral security of these loans is relatively liquid (i.e., accounts receivable, inventory, equipment) and readily available to cover potential loan loss. Credit risk is managed through standardized loan policies, established and authorized credit limits, portfolio management and the diversification of industries.

        Consumer and Residential Real Estate loan portfolios, unlike commercial, tend to be composed of many relatively homogeneous loans. Loan repayment is based on personal cash flow. To assess the risk of a consumer loan request, loan purpose, collateral, debt to income ratio, credit bureau report, and cash flow/employment verification are analyzed. A certain level of security is provided through liens on credits supported by collateral.

        Economic conditions that affect consumers in Level One Bank's market have a direct impact on the credit quality of these loans. Higher levels of unemployment, lower levels of income growth and weaker economic growth are factors that may adversely impact consumer loan credit quality.

        The majority of residential real estate loans originated by the Bank conform to secondary market underwriting standards and are sold within a short timeframe to unaffiliated third parties, including the future servicing rights to the loans. The credit underwriting standards for these loans require a certain level of documentation, verifications, valuations, and overall credit performance of the borrower.

        Servicing Rights:    When loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

        Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amounts. Impairment is determined by grouping assets based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income.

        Servicing fee income, which is reported on the income statement as other charges and fees, is recorded for fees earned for servicing loans. The fees are based on contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of servicing rights is netted against loan servicing fee income. Servicing fees totaled $145 thousand, $175 thousand and $68 thousand for the years ended December 31, 2017, 2016 and 2015, respectively.

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 1—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Transfers of Financial Assets:    Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

        Secured borrowing:    Transfers of financial assets that do not qualify for sale accounting are reported as collateralized borrowings. Accordingly, the related assets remain on the Company's balance sheet and continue to be reported and accounted for as if the transfer had not occurred. Cash proceeds from these transfers are reported as liabilities, with attributable interest expense recognized over the life of the related transactions.

        Foreclosed Assets:    Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

        Premises and Equipment:    Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the life of the asset or the expected term of the lease.

        Federal Home Loan Bank (FHLB) Stock:    The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

        Goodwill and Other Intangible Assets:    Goodwill resulting from business combinations is generally determined as the excess of the fair value on the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. The Company has selected September 30 as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on our balance sheet.

        Mortgage Banking Derivatives:    Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of these mortgage loans are accounted for as freestanding derivatives. Fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the interest on the loan is locked. The Company enters into forward commitments for the future delivery of mortgage loans when interest rate locks are entered into, in order to hedge the change in interest rates resulting from its

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 1—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

commitments to fund the loans. Changes in the fair values of these derivatives are included in net gains on sales of loans.

        Long-Term Assets:    Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

        Stock-Based Compensation:    Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

        Income Taxes:    Income tax expense or benefit is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

        A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

        Loan Commitments and Related Financial Instruments:    Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

        Comprehensive Income:    Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, net of taxes and reclassifications.

        Bank-owned Life Insurance:    The Bank has purchased life insurance policies on certain key executives and senior managers. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

        Loss Contingencies:    Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the consolidated financial statements.

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 1—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Restrictions on Cash:    Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements.

        Dividend Restriction:    Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. The total amount of dividends which may be paid out at any date is also generally limited to retained earnings.

        Fair Value of Financial Instruments:    Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

        Operating Segments:    While chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating results are not reviewed by senior management to make resource allocation or performance decisions. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

        Reclassifications:    Some items in the prior year financial statements were reclassified to conform to the current presentation. Such items had no impact on net income or shareholder's equity.

Emerging Growth Company Status:

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period when complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period, which means these financial statements, as well as financial statements we file in the future, will be subject to all new or revised accounting standards generally applicable to private companies.

Recent Accounting Standards:

Revenue Recognition

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers (Topic 606)," which provides a framework for revenue recognition that replaces the existing industry and transaction specific requirements under the existing standards. ASU 2014-09 requires an entity to apply a five-step model to determine when to recognize revenue and at what amount. The model specifies that revenue should be recognized when (or as) an entity transfers control of goods or services to a customer at the amount in which the entity expects to be entitled. Depending on whether certain criteria are met, revenue

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 1—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

should be recognized either over time, in a manner that depicts the entity's performance, or at a point in time, when control of the goods or services are transferred to the customer.

        The amendments of ASU 2014-09 may be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application. The guidance will be effective for the Company for the fiscal year ended after December 31, 2018. The Company plans to adopt these amendments during the first quarter of 2019.

        The Company is continuing to evaluate the impact ASU 2014-09 will have on our consolidated financial statements. Based on this evaluation to date, management has determined that the majority of the revenues earned by the Company are not within the scope of ASU 2014-09, and that some of the revenue streams that have been identified as being in scope would include service charges and interchange fees. Management will continue to evaluate the impact the adoption of ASU 2014-09 will have on our consolidated financial statements, focusing on noninterest income sources within the scope of ASU 2014-09 as well as new disclosures required by these amendments; however, the adoption of ASU 2014-09 is not expected to have a material impact on the Company's consolidated financial statements but is expected to result in additional disclosures.

Financial Instruments

        In January 2016, the FASB issued ASU No. 2016-01, "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," to improve the accounting for financial instruments. This ASU requires equity investments with readily determinable fair values to be measured at fair value with changes recognized in net income regardless of classification. For equity investments without a readily determinable fair value, the value of the investment would be measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer instead of fair value, unless a qualitative assessment indicates impairment. Additionally, this ASU requires the separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements, as well as the required use of exit pricing when measuring the fair value of financial instruments for disclosure purposes. This guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, and is to be applied prospectively with a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. Management is in the planning stages of developing processes and procedures to comply with the disclosures requirements of this ASU, which could impact the disclosures the Company makes related to fair value of its financial instruments. The Company is planning to adopt this new guidance within the time frames stated above.

Leases

        In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)," to improve transparency and comparability across entities regarding leasing arrangements. This ASU requires the recognition of a separate lease liability representing the required discounted lease payments over the

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 1—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

lease term and a separate lease asset representing the right to use the underlying asset during the same lease term. Additionally, this ASU provides clarification regarding the identification of certain components of contracts that would represent a lease as well as requires additional disclosures to the notes of the financial statements.

        This guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and is to be applied under a modified retrospective approach. The Company is currently evaluating the impact of adopting this new guidance on the consolidated financial statements. Additionally, the Company does not expect to significantly change operating lease agreements prior to adoption. The Company is planning to adopt this new guidance within the time frames stated above.

Employee Share-Based Compensation

        In March 2016, the FASB issued ASU No. 2016-09, "Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting," to simplify the accounting for several areas of share-based payment transactions. This includes the recognition of all excess tax benefits and tax deficiencies as income tax expense instead of surplus, the classification on the statement of cash flows of excess tax benefits and taxes paid when the employer withholds shares for tax-withholding purposes. Additionally, related to forfeitures, the ASU provides the option to estimate the number of awards that are expected to vest or account for forfeitures as they occur. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, and is to be applied under a modified retrospective and retrospective approach based upon the specific amendment of the ASU. The Company early adopted this new guidance during the fourth quarter 2017, which did not have a material impact on our financials.

Allowance for Credit Losses

        In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," to replace the current incurred loss methodology for recognizing credit losses, which delays recognition until it is probable a loss has been incurred, with a methodology that reflects an estimate of all expected credit losses and considers additional reasonable and supportable forecasted information when determining credit loss estimates. This impacts the calculation of the allowance for credit losses for all financial assets measured under the amortized cost basis, including PCI loans at the time of and subsequent to acquisition. Additionally, credit losses related to available-for-sale debt securities would be recorded through the allowance for credit losses and not as a direct adjustment to the amortized cost of the securities. This guidance is effective for fiscal years beginning after December 15, 2020, including interim periods after those fiscal years, and is to be applied under a modified retrospective approach. The Company is currently evaluating the impact of adopting this new guidance on the consolidated financial statements as well as the impact on current systems and processes. At this time, the Company is reviewing potential methodologies for estimating expected credit losses using reasonable and supportable forecast information as well as has identified certain data and system requirements. Once adopted, we expect our allowance for loan losses to increase through a one-time adjustment to retained earnings, however,

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NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 1—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

until our evaluation is complete, the estimated increase in allowance will be unknown. The Company is planning to adopt this new guidance within the time frames stated above.

Investment Securities

        The Company elected to early adopt ASU No. 2017-08, "Receivables-Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities ("ASU 2017-08")" during the first quarter of 2017. The guidance in ASU 2017-08 shortens the amortization period for certain callable debt securities that are held at a premium to the earliest call date. Debt securities held at a discount will continue to be amortized as a yield adjustment over the life of the instrument. The early adoption of ASU 2017-08 in the first quarter of 2017 did not have a material impact on the Company's Consolidated Financial Statements.

Income Statement—Reporting Comprehensive Income

        In February 2018, the FASB issued ASU No. 2018-02, "Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (Topic 220)," which allows an entity to elect a reclassification from accumulated other comprehensive income (AOCI) to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act ("TCJA"). The amount of that reclassification should include the effect of changes of tax rate on the deferred tax amount, any related valuation allowance and other income tax effects on the items in AOCI. In addition, the ASU requires that an entity state if an election to reclassify the tax effects to retained earnings is made, along with a description of other income tax effects that are reclassified from AOCI. This guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with early adoption permitted. The Company has chosen to early adopt and reclassify $169 thousand from retained earnings to AOCI during the first quarter of 2018.

NOTE 2—BUSINESS COMBINATION

        On March 1, 2016, the Company acquired Bank of Michigan including all of the issued and outstanding common shares of Bank of Michigan for cash consideration of $16.5 million. With the acquisition, the Company has continued the commitment to local community banking while providing new office locations and conveniences, advanced treasury management services and a complete line of home mortgage services to Bank of Michigan clients.

        Bank of Michigan's results of operations were included in the Company's results beginning March 1, 2016. Acquisition-related costs of $2.7 million are included in other in the Company's income statement for the year ended December 31, 2016.

        Goodwill of $4.8 million arising from the acquisition consisted largely of synergies and the cost savings resulting from the combining of the operations of the companies. The goodwill arising from the acquisition of Bank of Michigan is not deductible for tax purposes. The following table summarizes the amounts of the assets acquired and liabilities assumed recognized at the acquisition date.

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 2—BUSINESS COMBINATION (Continued)

        Recognized amounts of identifiable assets acquired and liabilities assumed:

(Dollars in thousands)
Cash and cash equivalents	$18,976
Federal Home Loan Bank stock	240
Loans	91,663
Premises and equipment	2,149
Core deposit intangibles	487
Other assets	927

Total assets acquired	114,442

Deposits	94,639
Federal Home Loan Bank advances	8,000
Other liabilities	123

Total liabilities assumed	102,762

Total identifiable net assets	11,680

Goodwill	4,838

Total cash consideration	$16,518

        Loans acquired in the acquisition were initially recorded at fair value with no separate allowance for loan losses. The Company reviewed the loans at acquisition to determine which should be considered purchased credit impaired loans (i.e. loans accounted for under ASC 310-30) defining impaired loans as those that were either not accruing interest or exhibited credit risk factors consistent with nonperforming loans at the acquisition date. Fair values for purchased loans are based on a discounted cash flow methodology that considers various factors including the type of loan and related collateral, classification status, fixed or variable interest rate, term of the loan and whether or not the loan was amortizing, and a discount rate reflecting the Company's assessment of risk inherent in the cash flow estimates. The Company accounts for purchased credit impaired loans in accordance with the provisions of ASC 310-30. The cash flows expected to be collected on purchased loans are estimated based upon the expected remaining life of the underlying loans, which includes the effects of estimated prepayments. Purchased loans are considered credit impaired if there is evidence of credit deterioration at the date of purchase and if it is probable that not all contractually required payments will be collected. Interest income, through accretion of the difference between the carrying value of the loans and the expected cash flows is recognized on the acquired loans accounted for under ASC 310-30.

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 2—BUSINESS COMBINATION (Continued)

        Purchased loans outside the scope of ASC 310-30 are accounted for under ASC 310-20. Premiums and discounts created when the loans were recorded at their fair values at acquisition are amortized over the remaining terms of the loans as an adjustment to the related loan's yield.

(Dollars in thousands)
Accounted for under ASC 310-30:
Contractual cash flows	$2,901
Contractual cash flows not expected to be collected (nonaccretable difference)	306

Expected cash flows	2,595
Interest component of expected cash flows (accretable yield)	741

Fair value at acquisition	1,854
Excluded from ASC 310-30 accounting:
Unpaid principal and interest balance	90,080
Fair value discount/(premium)	271

Fair value at acquisition	89,809

Total fair value at acquisition	$91,663

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NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 3—SECURITIES

        The following table summarizes the amortized cost and fair value of the available-for-sale securities portfolio at December 31, 2017 and 2016 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss).

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2017
State and political subdivision	$52,951	$602	$(329)	$53,224
Mortgage-backed securities: residential	8,689	3	(261)	8,431
Mortgage-backed securities: commercial	9,879	12	(72)	9,819
Collateralized mortgage obligations: residential	19,304	125	(208)	19,221
Collateralized mortgage obligations: commercial	20,879	11	(333)	20,557
US Treasury	24,283	—	(710)	23,573
SBA	12,644	10	(38)	12,616
Corporate Bonds	3,545	—	(17)	3,528

Total available-for-sale	$152,174	$763	$(1,968)	$150,969

December 31, 2016
State and political subdivision	$24,832	$126	$(517)	$24,441
Mortgage-backed securities: residential	7,440	16	(250)	7,206
Mortgage-backed securities: commercial	4,966	—	(77)	4,889
Collateralized mortgage obligations: residential	24,652	98	(277)	24,473
Collateralized mortgage obligations: commercial	6,600	—	(67)	6,533
US Treasury	30,315	7	(753)	29,569
SBA	1,417	—	(22)	1,395
Corporate Bonds	2,043	1	(17)	2,027

Total available-for-sale	$102,265	$248	$(1,980)	$100,533

        The proceeds from sales and calls of securities and the associated gains and losses are listed below:

	For the years ended December 31,
(Dollars in thousands)	2017	2016	2015
Proceeds	$14,803	$93,427	$50,801
Gross gains	217	1,048	348
Gross losses	(9)	(122)	(68)

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NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 3—SECURITIES (Continued)

        The amortized cost and fair value of securities are shown in the table below by contractual maturity. Actual timing may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Additionally, residential mortgage-backed securities and collateralized mortgage obligations receive monthly principal payments, which are not reflected below.

	December 31, 2017
(Dollars in thousands)	Amortized Cost	Fair Value
Within one year	$374	$374
One to five years	37,089	36,277
Five to ten years	27,898	27,830
Beyond ten years	86,813	86,488

Total	$152,174	$150,969

        Securities pledged at year-end 2017 and 2016 had a carrying amount of $36.5 million and $23.0 million, respectively, and were pledged to secure Federal Home Loan Bank advances, Federal Reserve Bank line of credit and repurchase agreements.

        As of December 31, 2017, the Bank held 33 tax-exempt state and local municipal securities totaling $22.5 million backed by the Michigan School Bond Loan Fund (MSBLF). Other than the aforementioned investments, at year-end 2017 and 2016, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

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NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 3—SECURITIES (Continued)

        The following table summarizes securities with unrealized losses at December 31, 2017 and December 31, 2016, aggregated by major security type and length of time in a continuous unrealized loss position:

	Less than 12 Months		12 Months or Longer		Total
(Dollars in thousands)	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses
December 31, 2017
Available-for-sale
State and political subdivision	$17,285	$(127)	$6,002	$(202)	$23,287	$(329)
Mortgage-backed securities: residential	1,966	(33)	6,226	(228)	8,192	(261)
Mortgage-backed securities: commercial	5,874	(31)	1,867	(41)	7,741	(72)
Collateralized mortgage obligations: residential	4,609	(40)	7,828	(168)	12,437	(208)
Collateralized mortgage obligations: commercial	15,717	(294)	2,813	(39)	18,530	(333)
US Treasury	3,937	(27)	19,637	(683)	23,574	(710)
SBA	8,516	(25)	367	(13)	8,883	(38)
Corporate	3,528	(17)	—	—	3,528	(17)

Total available -for-sale	$61,432	$(594)	$44,740	$(1,374)	$106,172	$(1,968)

December 31, 2016
Available-for-sale
State and political subdivision	$14,777	$(517)	$—	$—	$14,777	$(517)
Mortgage-backed securities: residential	5,986	(250)	15	—	6,001	(250)
Mortgage-backed securities: commercial	4,889	(77)	—	—	4,889	(77)
Collateralized mortgage obligations: residential	12,122	(193)	3,843	(84)	15,965	(277)
Collateralized mortgage obligations: commercial	5,168	(57)	1,365	(10)	6,533	(67)
US Treasury	26,561	(753)	—	—	26,561	(753)
SBA	—	—	1,395	(22)	1,395	(22)
Corporate	1,521	(17)	—	—	1,521	(17)

Total available -for-sale	$71,024	$(1,864)	$6,618	$(116)	$77,642	$(1,980)

        As of December 31, 2017, the Company's investment portfolio consisted of 213 securities, 127 of which were in an unrealized loss position. The unrealized losses for these securities resulted primarily from changes in interest rates. The Company expects full recovery of the carrying amount of these securities and does not intend to sell the securities in an unrealized loss position nor does it believe it will be required to sell securities in an unrealized loss position before the value is recovered. The Company does not consider these securities to be other-than-temporarily impaired at December 31, 2017.

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 4—LOANS

        The following table presents the recorded investment in loans at December 31, 2017 and December 31, 2016. The recorded investment in loans excludes accrued interest receivable.

(Dollars in thousands)	Originated	Acquired	Total
December 31, 2017
Commercial real estate	$431,872	$79,890	$511,762
Commercial and industrial	365,679	12,007	377,686
Residential real estate	122,551	21,888	144,439
Consumer	793	243	1,036

Total	$920,895	$114,028	$1,034,923

December 31, 2016
Commercial real estate	$389,545	$102,157	$491,702
Commercial and industrial	323,690	18,379	342,069
Residential real estate	89,818	28,912	118,730
Consumer	519	373	892

Total	$803,572	$149,821	$953,393

        Information as to nonperforming assets was as follows:

(Dollars in thousands)	December 31, 2017	December 31, 2016
Nonaccrual loans:
Commercial real estate	$2,257	$147
Commercial and industrial	9,024	13,389
Residential real estate	2,767	1,498

Total nonaccrual loans	14,048	15,034
Other real estate owned	652	258

Total nonperforming assets	$14,700	$15,292

Loans 90 days or more past due and still accruing	$440	$377

        At December 31, 2017 and 2016, all of the loans past due over 90 days and still accruing were PCI loans.

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 4—LOANS (Continued)

        Loan delinquency as of the dates presented below was as follows:

(Dollars in thousands)	Current	30 - 59 Days Past Due	60 - 89 Days Past Due	90+ Days Past Due	Total
December 31, 2017
Commercial real estate	$507,250	$3,066	$1,412	$34	$511,762
Commercial and industrial	373,829	1,397	2,455	5	377,686
Residential real estate	138,613	3,808	1,258	760	144,439
Consumer	985	51	—	—	1,036

Total	$1,020,677	$8,322	$5,125	$799	$1,034,923

December 31, 2016
Commercial real estate	$491,070	$333	$131	$168	$491,702
Commercial and industrial	339,060	2,466	220	323	342,069
Residential real estate	115,492	1,678	924	636	118,730
Consumer	881	11	—	—	892

Total	$946,503	$4,488	$1,275	$1,127	$953,393

Impaired Loans

        Information as to impaired loans, excluding purchased credit impaired loans, is as follows:

(Dollars in thousands)	December 31, 2017	December 31, 2016
Nonaccrual loans	$14,048	$15,034
Performing troubled debt restructurings:
Commercial real estate	—	290
Commercial and industrial	961	1,018
Residential real estate	261	207

Total performing troubled debt restructurings	1,222	1,515

Total impaired loans, excluding purchase credit impaired loans	$15,270	$16,549

Troubled Debt Restructurings

        The Company assesses loan modifications to determine whether a modification constitutes a TDR. This applies to all loan modifications except for modifications to loans accounted for in pools under ASC 310-30, which are not eligible for TDR classification. For loans excluded from ASC 310-30 accounting, a modification is considered a TDR when a borrower is experiencing financial difficulties and the Company grants a concession to the borrower. For loans accounted for individually under ASC 310-30, a modification is considered a TDR when a borrower is experiencing financial difficulties and the effective yield after the modification is less than the effective yield at the time the loan was acquired or less than the effective yield of any re-estimation of cash flows subsequent to acquisition in

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 4—LOANS (Continued)

association with consideration of qualitative factors included within ASC 310-40. All TDRs are considered impaired loans. The nature and extent of impairment of TDRs, including those which have experienced a subsequent default, is considered in the determination of an appropriate level of allowance for loan losses.

        As of December 31, 2017 and December 31, 2016, the Company had a recorded investment in troubled debt restructurings of $7.6 million and $7.3 million, respectively. The Company has allocated a specific reserve of $975 thousand for those loans at December 31, 2017 and a specific reserve of $1.2 million for those loans at December 31, 2016. The Company has not committed to lend additional amounts to borrowers whose loans have been modified. As of December 31, 2017, there were $6.4 million of nonperforming TDRs and $1.2 million of performing TDRs included in impaired loans. As of December 31, 2016, there were $5.8 million of nonperforming TDRs and $1.5 million of performing TDRs included in impaired loans.

        All TDRs are considered impaired loans in the calendar year of their restructuring. A loan that has been modified will return to performing status if it satisfies a six-month performance requirement; however, it will continue to be reported as a TDR and considered impaired.

        The following tables present the recorded investment of loans modified in TDRs during the years ended December 31, 2017, 2016 and 2015, by type of concession granted. In cases where more than one type of concession was granted, the loans were categorized based on the most significant concession.

	Concession type					Financial effects of modification
(Dollars in thousands)	Principal deferral	Interest rate	Forbearance agreement	Total number of loans	Total recorded investment	Net charge- offs	Provision for loan losses
For the year ended December 31, 2017
Commercial real estate	$297	$—	$1,229	2	$1,526	$—	$—
Residential real estate	784	357	—	3	1,141	—	15

Total	$1,081	$357	$1,229	5	$2,667	$—	$15

For the year ended December 31, 2016
Commercial real estate	$289	$—	$—	2	$289	$—	$—
Commercial and industrial	—	—	5,268	3	5,268	—	852
Residential real estate	—	—	414	3	414	14	—

Total	$289	$—	$5,682	8	$5,971	$14	$852

For the year ended December 31, 2015
Residential real estate	$—	$258	$80	3	$339	$—	$—

Total	$—	$258	$80	3	$339	$—	$—

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 4—LOANS (Continued)

        The troubled debt restructurings modified during the year ended December 31, 2016 resulted in a decrease in allowance for loan losses of $235 thousand and chargeoffs of $272 thousand during the year ended December 31, 2017, primarily due to the semi-annual re-estimation of purchase credit impaired loans, as the related loans were purchase credit impaired loans prior to restructuring and continue to be accounted for in the purchase accounting model. The troubled debt restructurings modified during the year ended December 31, 2015 resulted in a decrease in allowance of $2 thousand, no chargeoffs, and a gain on sale of real estate owned of $180 thousand during the year ended December 31, 2017.

        On an ongoing basis, the Company monitors the performance of TDRs to their modified terms. The following table presents the number of loans modified in TDRs during the previous 12 months for which there was payment default during the twelve month periods ended December 31, 2017, 2016 and 2015, including the recorded investment as of each period end. A payment on a TDR is considered to be in default once it is greater than 30 days past due.

	For the year ended December 31, 2017
(Dollars in thousands)	Total number of loans	Total recorded investment	Charged off following a subsequent default
Commercial real estate	1	$1,229	$—
Commercial and industrial	5	—	497
Residential real estate	1	292	—

Total	7	$1,521	$497

	For the year ended December 31, 2016
(Dollars in thousands)	Total number of loans	Total recorded investment	Charged off following a subsequent default
Commercial real estate	2	$289	$—

Total	2	$289	$—

	For the year ended December 31, 2016
(Dollars in thousands)	Total number of loans	Total recorded investment	Charged off following a subsequent default
Residential real estate	1	$24	—

Total	1	$24	$—

Credit Quality Indicators:

        The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 4—LOANS (Continued)

non-homogeneous loans, such as commercial and commercial real estate loans. This analysis is performed on an annual basis. The Company uses the following definitions for risk ratings:

  Pass.    Higher quality loans that do not fit any of the other categories described below. This category includes loans risk rated with the following ratings: cash/stock secured, excellent credit risk, superior credit risk, good credit risk, satisfactory credit risk, and marginal credit risk.

  Special Mention.    Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

  Substandard.    Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

  Doubtful.    Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

        Based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

(Dollars in thousands)	Pass	Special Mention	Substandard	Doubtful	Total
December 31, 2017
Commercial real estate	$492,731	$10,664	$8,323	$44	$511,762
Commercial and industrial	361,740	5,945	9,963	38	377,686

Total	$854,471	$16,609	$18,286	$82	$889,448

December 31, 2016
Commercial real estate	$477,386	11,131	2,799	386	491,702
Commercial and industrial	321,814	1,990	18,034	231	342,069

Total	$799,200	$13,121	$20,833	$617	$833,771

        For residential real estate loans and consumer loans, the Company evaluates credit quality based on the aging status of the loan and by payment activity. Residential real estate loans and consumer loans are considered nonperforming if 90 days or more past due. Consumer loan types are continuously monitored for changes in delinquency trends and other asset quality indicators.

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 4—LOANS (Continued)

        The following presents residential real estate and consumer loans by credit quality:

(Dollars in thousands)	Performing	Nonperforming	Total
December 31, 2017
Residential real estate	$141,672	$2,767	$144,439
Consumer	1,036	—	1,036

Total	$142,708	$2,767	$145,475

December 31, 2016
Residential real estate	$117,232	$1,498	$118,730
Consumer	892	—	892

Total	$118,124	$1,498	$119,622

Purchased Credit Impaired Loans:

        For certain loans purchased from the Bank of Michigan in 2016 there was, at acquisition, evidence of deterioration of credit quality since origination, and it was probable that all contractually-required payments would not be collected. At acquisition, the contractual principal amount of such loans was $2.8 million and they had an acquisition date fair value of $1.9 million.

        The Bank has completed a total of four acquisitions. The total balance of all purchase credit impaired loans from these acquisitions is as follows:

(Dollars in thousand)	Unpaid Principal Balance	Recorded Investment
December 31, 2017
Commercial real estate	$10,084	$5,771
Commercial and industrial	808	417
Residential real estate	4,068	3,558

Total acquired PCI loans	$14,960	$9,746

December 31, 2016
Commercial real estate	$16,156	$5,608
Commercial and industrial	1,796	1,901
Residential real estate	5,188	4,007
Consumer	—	101

Total acquired PCI loans	$23,140	$11,617

        As part of the Company's previous four acquisitions, the Company acquired PCI loans for which there was evidence of credit quality deterioration since origination and we determined that it was probable that the Company would be unable to collect all contractually required principal and interest payments. The following table reflects the activity in the accretable yield of PCI loans from past

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 4—LOANS (Continued)

acquisitions, which includes total expected cash flows, including interest, in excess of the recorded investment.

	For the years ended December 31,
(Dollars in thousands)	2017	2016	2015
Balance at beginning of period	$19,893	$27,852	$30,372
Additions due to acquisitions	—	741	795
Accretion of income	(5,340)	(8,412)	(6,960)
Adjustments to accretable yield	121	250	3,202
Other activity, net	(222)	(538)	443

Balance at end of period	$14,452	$19,893	$27,852

        "Accretion of income" represents the income earned on these loans for the year. "Adjustments to accretable yield" represents the net amount of accretable yield added/(removed) as a result of the semi-annual re-estimation of expected cash flows. "Other activity, net" represents reductions in expected cash flows and accretable yield as a result of loan payoffs, charge-offs, and foreclosures.

        For the year ended December 31, 2017 and 2016, respectively, allowance for loans losses on purchase credit impaired loans was increased by $234 thousand and $197 thousand.

Related Party Loans:

        At December 31, 2017 and 2016, loans to directors, officers and related interests totaled approximately $2.1 million and $1.3 million, respectively.

NOTE 5—ALLOWANCE

        An allowance for loan losses is maintained to absorb losses from the loan portfolio. The allowance for loan losses is based on management's continuing valuation of the risk characteristics and credit quality of the loan portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated loss experience, and the amount of nonperforming loans.

        The Company established an allowance for loan losses associated with purchased credit impaired loans (accounted for under ASC 310-30) based on credit deterioration subsequent to the acquisition date. As December 31, 2017, the Company has six purchase credit impaired loan pools and 14 non-pooled purchase credit impaired loans. The Company re-estimates cash flows expected to be collected for purchased credit impaired loans on a semi-annual basis, with any decline in expected cash flows recorded as provision for loan losses on a discounted basis during the period. For any increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the loan's remaining life.

        For loans not accounted for under ASC 310-30, the Company individually evaluates certain impaired loans on a quarterly basis and establishes specific allowances for such loans, if required. A loan is considered impaired when it is probable that interest or principal payments will not be made in accordance with the contractual terms of the loan agreement. Consistent with this definition, all loans

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 5—ALLOWANCE (Continued)

for which the accrual of interest has been discontinued (nonaccrual loans) and all troubled debt restructurings (TDRs) are considered impaired. The Company individually evaluates nonaccrual loans with book balances of $250 thousand or more, all loans whose terms have been modified in a TDR, and certain other loans. The threshold for individual evaluation is revised on an infrequent basis, generally when economic circumstances change significantly. Specific allowances for impaired loans are estimated using one of several methods, including the estimated fair value of underlying collateral, observable market value of similar debt or discounted expected future cash flows. All other impaired loans are individually evaluated by identifying its risk characteristics and applying the standard reserve factor for the corresponding loan pool.

        Loans which do not meet the criteria to be individually evaluated are evaluated in homogeneous pools of loans with similar risk characteristics. Business loans are assigned to pools based on the Company's internal risk rating system. Internal risk ratings are assigned to each business loan at the time of approval and are subjected to subsequent periodic reviews by the Company's senior management, generally at least annually or more frequently upon the occurrence of a circumstance that affects the credit risk of the loan. For business loans not individually evaluated, losses inherent to the pool are estimated by applying standard reserve factors to outstanding principal balances.

        The allowance for loans not individually evaluated is determined by applying estimated loss rates to various pools of loans within the portfolios with similar risk characteristics. Estimated loss rates for all pools are updated quarterly, incorporating quantitative and qualitative factors such as recent charge-off experience, current economic conditions and trends, changes in collateral values of properties securing loans (using index-based estimates), and trends with respect to past due and nonaccrual amounts.

        Loans acquired in business combinations are initially recorded at fair value, which includes an estimate of credit losses expected to be realized over the remaining lives of the loans, and therefore no corresponding allowance for loan losses is recorded for these loans at acquisition. Methods utilized to estimate any subsequently required allowance for loan losses for acquired loans not deemed credit-impaired at acquisition are similar to originated loans; however, the estimate of loss is based on the unpaid principal balance less any remaining purchase discount.

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 5—ALLOWANCE (Continued)

        Information as to loans individually evaluated for impairment, including impaired ASC 310-30 loans, is as follows:

(Dollars in thousands)	Recorded with no related allowance	Recorded with related allowance	Total recorded investment	Contractual principal balance	Related allowance
December 31, 2017
Individually evaluated impaired loans:
Commercial real estate	$2,222	$5,339	$7,561	$13,536	$876
Commercial and industrial	5,238	5,059	10,297	11,677	1,549
Residential real estate	1,696	3,132	4,828	6,502	154

Total	$9,156	$13,530	$22,686	$31,715	$2,579

December 31, 2016
Individually evaluated impaired loans:
Commercial real estate	$564	$1,367	$1,931	$2,356	$136
Commercial and industrial	12,038	7,393	19,431	27,416	2,132
Residential real estate	1,398	3,608	5,006	6,799	198

Total	$14,000	$12,368	$26,368	$36,571	$2,466

(Dollars in thousands)	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
For the year ended December 31, 2017
Individually evaluated impaired loans:
Commercial real estate	$8,145	$218	$—
Commercial and industrial	17,738	76	—
Residential real estate	5,361	35	—

Total	$31,244	$329	$—

For the year ended December 31, 2016
Individually evaluated impaired loans:
Commercial real estate	$689	$1,719	$1
Commercial and industrial	8,894	59	82
Residential real estate	5,379	526	11
Consumer	18	—	—

Total	$14,980	$2,304	$94

For the year ended December 31, 2015
Individually evaluated impaired loans:
Commercial real estate	$427	$14	$—
Commercial and industrial	1,964	65	6
Residential real estate	5,861	436	1
Consumer	41	2	—

Total	$8,293	$517	$7

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 5—ALLOWANCE (Continued)

        Activity in the allowance for loan losses and the allocation of the allowance for loans were as follows:

(Dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Consumer	Total
For the year ended December 31, 2017
Allowance for loan losses:
Beginning Balance	$4,124	$5,932	$1,030	$3	$11,089
Provision for loan losses	1,071	478	(136)	3	1,416
Gross chargeoffs	(360)	(697)	(85)	—	(1,142)
Recoveries	17	190	141	2	350

Net (chargeoffs) recoveries	(343)	(507)	56	2	(792)

Ending Allowance for loan losses	$4,852	$5,903	$950	$8	$11,713

As of December 31, 2017
Allowance for loan losses:
Individually evaluated for impairment	$—	$1,480	$18	$—	$1,498
Collectively evaluated for impairment	3,976	4,354	796	8	9,134
Acquired with deteriorated credit quality	876	69	136	—	1,081

Ending Allowance for loan losses	$4,852	$5,903	$950	$8	$11,713

Balance of loans:
Individually evaluated for impairment	$2,222	$9,976	$1,778	$—	$13,976
Collectively evaluated for impairment	503,769	367,293	139,103	1,036	1,011,201
Acquired with deteriorated credit quality	5,771	417	3,558	—	9,746

Total loans	$511,762	$377,686	$144,439	$1,036	$1,034,923

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 5—ALLOWANCE (Continued)

(Dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Residential Real Estate	Consumer	Total
For the year ended December 31, 2016
Allowance for loan losses:
Beginning Balance	$3,299	$3,256	$1,307	$28	$7,890
Provision for loan losses	772	3,447	(267)	(27)	3,925
Gross chargeoffs	—	(943)	(211)	—	(1,154)
Recoveries	53	172	201	2	428

Net (chargeoffs) recoveries	53	(771)	(10)	2	(726)

Ending Allowance for loan losses	$4,124	$5,932	$1,030	$3	$11,089

As of December 31, 2016
Allowance for loan losses:
Individually evaluated for impairment	$115	$1,495	$9	$—	$1,619
Collectively evaluated for impairment	3,988	3,800	832	3	8,623
Acquired with deteriorated credit quality	21	637	189	—	847

Ending Allowance for loan losses	$4,124	$5,932	$1,030	$3	$11,089

Balance of loans:
Individually evaluated for impairment	$436	$14,409	$1,704	$—	$16,549
Collectively evaluated for impairment	485,658	325,759	113,019	791	925,227
Acquired with deteriorated credit quality	5,608	1,901	4,007	101	11,617

Total loans	$491,702	$342,069	$118,730	$892	$953,393

For the year ended December 31, 2015
Allowance for loan losses:
Beginning Balance	$2,404	$1,930	$1,218	$37	$5,589
Provision for loan losses	369	1,088	(42)	(56)	1,359
Gross chargeoffs	(26)	(427)	(50)	(16)	(519)
Recoveries	552	665	181	63	1,461

Net (chargeoffs) recoveries	526	238	131	47	942

Ending Allowance for loan losses	$3,299	$3,256	$1,307	$28	$7,890

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 6—PREMISES AND EQUIPMENT

        Premises and equipment were as follows for the periods ended December 31, 2017 and 2016:

	As of December 31,
(Dollars in thousands)	2017	2016
Land	$2,197	$2,885
Building	9,132	10,342
Leasehold improvements	1,655	1,460
Furniture, fixtures and equipment	5,614	5,346

Total premises and equipment	$18,598	$20,033
Less: Accumulated depreciation	5,163	4,314

Net premises and equipment	$13,435	$15,719

        Depreciation expense was $1.4 million, $1.3 million and $993 thousand for the years ended December 31, 2017, 2016 and 2015, respectively.

        The Company's branch facilities are rented under non-cancelable operating lease agreements. Total rent expense for the years ended December 31, 2017, 2016 and 2015 was $909 thousand, $604 thousand and $594 thousand, respectively.

        Rent commitments under non-cancelable operating leases (including renewal options that the Company will likely exercise) were as follows:

(Dollars in thousands)	As of December 31, 2017
2018	$925
2019	841
2020	735
2021	551
2022	544
Thereafter	3,103

Total lease commitments	$6,699

NOTE 7—GOODWILL AND INTANGIBLE ASSETS

        Goodwill:    Level One Bancorp, Inc. was involved in the acquisition of two banks, Lotus Bank (March 2015) and Bank of Michigan (March 2016), which resulted in the recognition of goodwill. Goodwill was $9.4 million for the periods ended December 31, 2017 and December 31, 2016, respectively. The Corporation recorded goodwill in the amount of $4.8 million related to the acquisition of Bank of Michigan during the first quarter of 2016.

        Goodwill is not amortized but is evaluated at least annually for impairment. The Corporation's most recent annual goodwill impairment review performed as of September 30, 2017 did not indicate that an impairment of goodwill existed. The Corporation also determined that no triggering events have

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 7—GOODWILL AND INTANGIBLE ASSETS (Continued)

occurred that indicated impairment from the most recent valuation date through December 31, 2017 and that the Corporation's goodwill was not impaired at December 31, 2017.

        The change in goodwill for the years ended December 31, 2017 and 2016 is as follows:

	As of December 31,
(Dollars in thousands)	2017	2016
Beginning balance	$9,387	$4,549
Acquired goodwill	—	4,838

Ending balance	$9,387	$9,387

        Acquired Intangible Assets:    The Company has recorded core deposit intangibles (CDIs) associated with each of its acquisitions. CDIs are amortized on an accelerated basis over their estimated useful lives.

        The table below presents the Company's net carrying amount of CDIs:

	As of December 31,
(Dollars in thousands)	2017	2016
Gross carrying amount	$2,045	$2,045
Accumulated amortization	1,378	1,144

Net Intangible	$667	$901

        Aggregate amortization expense was $234 thousand, $233 thousand and $154 thousand for the years ended December 31, 2017, 2016 and 2015, respectively.

        Estimated amortization expense for each of the next five years:

(Dollars in thousands)
2018	$220
2019	116
2020	102
2021	68
2022	53

NOTE 8—DEPOSITS

        Time deposits that meet or exceed FDIC Insurance limit issued in denominations greater than $250 thousand were approximately $187.5 million and $76.8 million at December 31, 2017 and 2016, respectively.

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 8—DEPOSITS (Continued)

        The scheduled maturities of total time deposits were as follows:

(Dollars in thousands)	As of December 31, 2017
Due in 2018	$345,817
Due in 2019	79,544
Due in 2020	9,213
Due in 2021	6,770
Due in 2022	2,108

$443,452

        Related party deposits totaled approximately $81.2 million and $29.5 million at December 31, 2017 and 2016, respectively. The Company had brokered deposits of $87.8 million and $51.4 million at December 31, 2017 and 2016, respectively.

NOTE 9—BORROWINGS AND SUBORDINATED DEBT

        The following table presents the components of our long-term debt and short-term borrowings.

	December 31, 2017		December 31, 2016
(Dollars in thousands)	Amount	Weighted Average Rate(1)	Amount	Weighted Average Rate(1)
Short-term borrowings:
Securities sold under agreements to repurchase	$1,319	0.30%	$1,331	0.30%
FHLB Line of credit	—	—	1,808	0.90
FHLB Advances	35,000	1.25	65,000	0.65

Total short-term borrowings	36,319	1.22	68,139	0.65
Long-term debt:
Secured borrowing due in 2022	1,514	1.00	—	—
FHLB advances due in 2022	10,000	1.75	14,506	1.14
Subordinated notes due in 2025(2)	14,844	6.38	14,786	6.38

Total long-term debt	26,358	4.31	29,292	3.79

Total short-term and long-term borrowings	$62,677	2.52%	$97,431	1.59%

(1)
Weighted average rate presented is the contractual rate which excludes premiums and discounts related to purchase accounting.

(2)
The December 31, 2017 balance includes subordinated notes of $15.0 million and debt issuance costs of $156 thousand. The December 31, 2016 balance includes subordinated notes of $15.0 million and debt issuance costs of $214 thousand.

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 9—BORROWINGS AND SUBORDINATED DEBT (Continued)

        The Bank is a member of the Federal Home Loan Bank (FHLB), which provides short- and long-term funding collateralized by mortgage-related assets to its members. FHLB short-term borrowings bear interest at variable rates based on LIBOR. The advances were secured by a blanket lien on $316.5 million of real estate-related loans as of December 31, 2017. Based on this collateral and the Company's holdings of FHLB stock, the Company is eligible to borrow up to $93.0 million.

        At December 31, 2017, the Company had $1.3 million of repurchase agreements outstanding. These borrowings are secured by collateralized mortgage obligations with a fair value of $2.5 million at December 31, 2017. Additionally, the Company had a secured borrowing of $1.5 million as of December 31, 2017 relating to certain loan participations sold by the Company that did not qualify for sales treatment. The secured borrowing bears a fixed rate of 1.00% and matures on September 15, 2022.

        As of December 31, 2017, the Company had outstanding $15.0 million of subordinated notes. The note bears a fixed interest rate of 6.375% per annum, payable semiannually through December 15, 2020. The note will bear a floating interest rate of three-month LIBOR plus 477 basis points payable quarterly after December 15, 2020 through maturity. The note matures no later than December 15, 2025 and the Company has the option to redeem or prepay any or all of the subordinated notes without premium or penalty any time after December 15, 2020 or upon an occurrence of a Tier 2 Capital Event or tax event. The note is subordinated to all other borrowings. For the year ended December 31, 2017, the Company recognized debt issuance costs of $156 thousand, which are netted against the balance of the subordinated notes and recognized as expense over the expected term of the notes.

        Selected financial information pertaining to the components of our short-term borrowings is as follows:

	For the years ended December 31,
(Dollars in thousands)	2017	2016	2015
Securities sold under agreements to repurchase
Average Daily Balance	$971	$1,049	$1,682
Weighted-average rate	0.30%	0.30%	0.30%
Maximum month-end balance	$1,533	$1,668	$2,493
FHLB Advances
Average Daily Balance	$64,095	$11,154	$3,846
Weighted-average rate	0.96%	0.58%	0.32%
Maximum month-end balance	$120,000	$65,000	$35,000

NOTE 10—INCOME TAXES

        On December 22, 2017, the U.S government enacted the TCJA, a comprehensive tax legislation, which reduced the federal income tax rate for C corporations from 35% to 21%, effective January 1, 2018. As a result of the reduction in the U.S corporate income tax rate from 35% to 21%, the Company remeasured its ending net deferred tax assets. The Company recognized a $1.3 million tax

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 10—INCOME TAXES (Continued)

expense in the Consolidated Statement of Income for the year ended December 31, 2017 as a result of the TCJA, of which the expense recorded is primarily attributable to the remeasurement of net deferred tax assets.

        The SEC issued Staff Accounting Bulletin No. 118 to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed in reasonable detail to complete the accounting for certain income tax effects of the TCJA, thereby allowing a one-year measurement period to reflect provisional adjustments as information becomes available. The Company will have adjustments in 2018 to reflect the impact of the rate reduction on various deferred items that the Company reasonably estimated at December 31, 2017, such as on partnership investments and accrued expenses, and will therefore true up these adjustments with the filing of the 2017 tax return.

        The Company and its subsidiaries are subject to U.S. federal income tax. In the ordinary course of business, we are routinely subject to audit by Internal Revenue Services. Currently, the Company is subject to examination by taxing authorities for the 2014 tax return year and forward.

        The current and deferred components of the provision for income taxes were as follows:

	For the years ended December 31,
(Dollars in thousands)	2017	2016	2015
Current expense	$5,721	$6,163	$752
Remeasurement due to tax reform	1,293	—	—
Deferred expense (benefit)	(291)	(63)	5,230

Total	$6,723	$6,100	$5,982

        A reconciliation of expected income tax expense using the federal statutory rate of 35% and actual income tax expense is as follows:

	For the years ended December 31,
(Dollars in thousands)	2017	2016	2015
Income tax expense based on Federal statutory rate	$5,797	$6,001	$6,293
Changes resulting from:
Tax-exempt income	(446)	(211)	(257)
Remeasurement due to tax reform	1,293	—	—
Other, net	79	310	(54)

Income tax expense	$6,723	$6,100	$5,982

        Upon exercise or vesting of a share-based award, if the tax deduction exceeds the compensation cost that was previously recorded for financial statement purposes, this will result in an excess tax benefit. ASU 2016-09, "Compensation-Stock Compensation (718) Improvements to Employee Share-Based Payment Accounting" requires the Company to recognize all excess tax benefits or tax deficiencies through the income statement as income tax expense/benefit. Under previous GAAP

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 10—INCOME TAXES (Continued)

guidance, any excess tax benefits were recognized in additional paid-in capital to offset current period and subsequent period tax deficiencies. The Company chose to early adopt ASU 2016-09 for which early adoption should be applied using the modified retrospective transition method by means of a cumulative-effect adjustment to equity as of the beginning of the period in which guidance was adopted. A tax benefit of $27 thousand was recorded during the year ended December 31, 2017 as a result of share awards vesting/exercised during the year.

        The tax effects of temporary differences that resulted in the significant components of deferred tax assets and liabilities at December 31, 2017 and 2016 are as follows:

	For the years ended December 31,
(Dollars in thousands)	2017	2016
Deferred tax assets:
Allowance for loan losses	$2,460	$3,881
Start-up/pre-opening expenses	100	208
Stock options	100	136
Deferred loan fees	195	290
Unrealized loss—AFS securities	253	606
Nonaccrued Interest	177	24
Accrued expenses	95	299
Other	90	110

Total gross deferred tax assets	3,470	5,554
Deferred tax liabilities:
Depreciation	(554)	(838)
Prepaid expenses	(199)	(107)
Business combination adjustments	(532)	(948)
Partnership Investments	(288)	(401)
Other	(12)	(20)

Total gross deferred tax liabilities	(1,585)	(2,314)

Net deferred tax assets	$1,885	$3,240

        Management has determined that a valuation allowance is not required for the deferred tax assets at December 31, 2017 because it is more likely than not that these assets could be realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences, tax planning strategies and future taxable income. This conclusion is based on the Company's historical earnings, its current level of earnings and prospects for continued growth and profitability.

        There were no unrecognized tax benefits at December 31, 2017 and the Company does not expect the total amount of unrecognized tax benefits to significantly increase in the next twelve months. The Company recognizes interest and/or penalties related to income tax matters in income tax expense, when applicable. The Company did not record any interest and penalties for 2017, 2016 or 2015.

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 11—STOCK BASED COMPENSATION

  Stock Option Plan

        On January 16, 2008, the shareholders of the Company, by majority vote, approved the Level One Bancorp, Inc. 2007 Stock Option Plan (the "Stock Option Plan"). The Stock Option Plan is intended to promote equity ownership of the Company by (i) selected officers and employees of the Company and the Bank; (ii) Directors of the Company and the Bank; and (iii) Organizers. Such ownership is intended to promote the proprietary interest of the individuals to whom stock options will be granted ("Optionees"), to attract and retain qualified officers, employees and directors, and to further align the interests of Optionees with the interests of the Company's shareholders.

        The Company's Board of Directors has reserved (with consent of the Company's shareholders) 630,265 shares of Common Stock for issuance under the Stock Option Plan, of which 23,759 shares were available to be granted as of December 31, 2017. During the years ended December 31, 2016 and 2015, the Company granted 88,500 and 99,000 stock options, respectively. No options were granted during the year ended December 31, 2017.

        The term of the options is ten years and options vest over three years, 1/3rd each year. The Company will use authorized but unissued shares to satisfy share option exercises. The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model.

        Expected volatilities are based on historical volatilities of the Company's common stock, which is not actively traded. The Company expects all awards will vest. The expected term of options granted represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The fair value of the stock options granted was determined using the following weighted-average assumptions as of grant date:

	2016	2015
Risk Free Interest Rate	1.51%	1.99%
Expected Term	7 years	7 years
Expected Volatility	0.04	0.04
Dividend Yield	0.0%	0.0%
Weighted average fair value of options granted	$3.05	$2.41

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 11—STOCK BASED COMPENSATION (Continued)

        Summary of the employee stock option activity for the year ended December 31, 2017 is summarized below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at 1/1/2017	555,153	$13.52	5.4 years	$5,321
Granted	—	—
Exercised	57,506	10.53
Forfeited	13,500	10.22

Outstanding at 12/31/2017	484,147	$13.96	4.7 years	$5,247

Exercisable at 12/31/2017	392,134	$12.62	3.9 years	$4,778

        The intrinsic value of options exercised during the years ended December 31, 2017, 2016 and 2015 was $755 thousand, $294 thousand and $13 thousand, respectively.

        Share-based compensation expense charged against income was $165 thousand and $169 thousand for the year ended December 31, 2017 and 2016, respectively. Total cash received from option exercises, including tax benefit, during the years ended December 31, 2017, 2016 and 2015 was $606 thousand, $300 thousand and $26 thousand, respectively.

        As of December 31, 2017, there was $126 thousand of total unrecognized compensation cost related to stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 0.87 years.

  Restricted Stock Awards

        Under the 2014 Equity Incentive Plan, the Company can grant restricted stock awards to its directors ("Plan A") and employees ("Plan B"). The Company has reserved 150,000 shares of Common Stock for issuance under the Equity Incentive Plan, of which 100,986 shares were available to be granted as of December 31, 2017. Restricted stock awards are participating shares that vest upon completion of future service requirements. If an individual awarded restricted stock awards terminates employment prior to the end of the vesting period, the unvested portion of the stock award is forfeited. The fair value of these awards is equal to the fair value of the stock as of the issuance date and determined by using an independent valuation. The Company recognizes stock-based compensation expense for these awards over the vesting period, using the straight-line method, based upon the number of shares of restricted stock ultimately expected to vest. For Plan A, Restricted stock awards granted during the years ended December 31, 2017 and 2016 were 21,400 and 9,700 , respectively and fully vest after 3 years. For Plan B, Restricted stock awards granted during the years ended December 31, 2017 and 2016 were 11,577 and 4,791, respectively and vested one fourth at quarter ends.

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 11—STOCK BASED COMPENSATION (Continued)

        A summary of changes in the Company's nonvested shares for the year ended December 31, 2017 is as follows:

Nonvested Shares	Shares	Weighted Average Grant-Date Fair Value
Nonvested at 1/1/2017	16,800	$18.35
Granted	32,977	23.10
Vested	14,627	21.10
Forfeited	5,000	19.48

Nonvested at 12/31/2017	30,150	$22.03

        Total expense for restricted stock awards totaled $448 thousand and $195 thousand for the years ended December 31, 2017 and 2016, respectively. As of December 31, 2017, there was $400 thousand of total unrecognized compensation cost related to nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted average period of 1.97 years. The total fair value of shares vested as of December 31, 2017 was $309 thousand, compared to a fair value of $103 thousand as of December 31, 2016.

NOTE 12—OTHER BENEFIT PLANS

        401(k) Plan: The Company sponsors a 401(K) plan for substantially all employees. The plan is a "Safe Harbor" plan by statute and requires the Corporation to make a 3% non-elective contribution for each eligible employee. Contributions to the plan were approximately $460 thousand, $405 thousand and $348 thousand for the years ended December 31, 2017, 2016 and 2015, respectively.

        Deferred Compensation Plan: The Company's deferred compensation plan that was established in 2015 covers all executive officers. Under the plan, the Company pays each participant, or their beneficiary, the amount of contributions deferred plus adjustments for deemed investment experience. A liability is accrued for the obligation under these plans. The expense incurred for the deferred compensation was $149 thousand, $81 thousand and $36 thousand for the years ended December 31, 2017, 2016 and 2015, respectively, which resulted in a deferred compensation liability of $267 thousand, $117 thousand and $36 thousand as of December 31, 2017, 2016 and 2015, respectively.

NOTE 13—OFF-BALANCE SHEET ACTIVITIES

        In the normal course of business, the Company offers a variety of financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include outstanding commitments to extend credit, credit lines, commercial letters of credit and standby letters of credit. These are agreements to provide credit, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies used for loans are used to make such commitments, including obtaining collateral at exercise of the commitment.

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 13—OFF-BALANCE SHEET ACTIVITIES (Continued)

        A summary of the contractual amounts of the Company's exposure to off-balance sheet risk is as follows:

	December 31, 2017		December 31, 2016
(Dollars in thousands)	Fixed	Variable	Fixed	Variable
Commitments to make loans	$5,041	$8,837	$10,440	$21,074
Unused lines of credit	12,407	189,787	6,272	197,266
Unused standby letters of credit	3,584	1,411	1,592	1,218

        Commitments to make loans are generally made for periods of 90 days or less. The fixed rate loan commitments have interest rates ranging from 4.75% to 5.50% and maturities ranging from 5 to 7 years.

NOTE 14—REGULATORY CAPITAL MATTERS

        Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2017, the Company and Bank meet all capital adequacy requirements to which they are subject.

        Effective January 1, 2015 the Company adopted the new Basel III regulatory capital framework as approved by federal banking agencies, which are subject to a multi-year phase-in period. The adoption of this new framework modified the calculation of the various capital ratios, added a new ratio, common equity tier 1, and revised the adequately and well capitalized thresholds. In addition, Basel III establishes a new capital conservation buffer of 2.5% of risk-weighted assets, which is phased-in over a four-year period beginning January 1, 2016. The capital conservation buffer was 1.25% and 0.625% at December 31, 2017 and December 30, 2016, respectively, and was not included in the capital table below.

        Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

        At December 31, 2017 and December 31, 2016, the most recent regulatory notifications categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 14—REGULATORY CAPITAL MATTERS (Continued)

        Actual and required capital amounts and ratios are presented below:

	Actual		For Capital Adequacy Purposes		For Capital Adequacy Purposes + Capital Conservation Buffer(1)		Prompt Corrective Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2017
Total Capital (to Risk Weighted Assets)
Consolidated	$125,472	11.55%	$86,940	8.00%	$100,525	9.25%
Bank	123,496	11.37%	86,917	8.00%	100,498	9.25%	$108,646	10.00%
Tier 1 Capital (to Risk Weighted Assets)
Consolidated	$98,912	9.10%	$65,205	6.00%	$78,790	7.25%
Bank	111,781	10.29%	65,188	6.00%	78,768	7.25%	$86,917	8.00%
Common Tier 1 (CET 1) (to Risk Weighted Assets)
Consolidated	$98,912	9.10%	$48,904	4.50%	$62,488	5.75%
Bank	111,781	10.29%	48,891	4.50%	62,472	5.75%	$70,620	6.50%
Tier 1 Capital (to Average Assets)
Consolidated	$98,912	7.92%	$49,978	4.00%	$49,978	4.00%
Bank	111,781	8.96%	49,893	4.00%	49,893	4.00%	$62,366	5.00%
December 31, 2016
Total Capital (to Risk Weighted Assets)
Consolidated	$113,801	11.28%	$80,676	8.00%	$86,979	8.63%
Bank	111,679	11.09%	80,545	8.00%	86,837	8.63%	$100,681	10.00%
Tier 1 Capital (to Risk Weighted Assets)
Consolidated	$87,915	8.72%	$60,507	6.00%	$66,810	6.63%
Bank	100,579	9.99%	60,409	6.00%	66,701	6.63%	$80,545	8.00%
Tier 1 Capital (to Average Assets)
Consolidated	$87,915	8.72%	$45,380	4.50%	$51,683	5.13%
Bank	100,579	9.97%	45,306	4.50%	51,599	5.13%	$65,443	6.50%
Tier 1 Capital (to Average Assets)
Consolidated	$87,915	7.95%	$44,228	4.00%	$44,228	4.00%
Bank	100,579	9.11%	44,167	4.00%	44,167	4.00%	$55,208	5.00%

(1)
Reflects the capital conservation buffer of 1.25% and .625% applicable during 2017 and 2016, respectively.

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 15—FAIR VALUE

        Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

  Level 1—Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

  Level 2—Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

  Level 3—Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

        The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

        Investment Securities:    Securities available for sale are recorded at fair value on a recurring basis as follows: the fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). No securities are valued using a Level 3 approach.

        Loans Held for Sale, at Fair Value:    The fair value of loans held for sale is determined using quoted prices for similar assets, adjusted for specific attributes of that loan (Level 2). Mortgage banking related derivatives including interest rate locks with customers and commitments to sell loans are also recorded at fair value using observable market data as of the measurement date (Level 2) but were not significant at year end 2017 or 2016.

        Loans Measured at Fair Value:    During the normal course of business, loans originated with the initial intention to sell but not ultimately sold, are transferred from held for sale to our portfolio of loans held for investment at fair value as the Company adopted the fair value option at origination. The fair value of these loans is determined by obtaining fair value pricing from a third-party software, and then layering an additional adjustment, ranging from 5 to 75 basis points, as determined by management, depending on the reason for the transfer. Due to the adjustments made, the Company classifies the loans transferred from loans held for sale as recurring Level 3.

        Impaired Loans:    The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate or collateral appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower's financial statements, or aging reports, adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business, resulting in a Level 3 fair value classification.

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 15—FAIR VALUE (Continued)

        Other Real Estate Owned:    The fair value of other real estate owned is based on recent real estate appraisals which are generally updated annually. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales, cost, and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Other real estate owned properties are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

        Appraisals for both collateral-dependent impaired loans and real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. Once received, management reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics. Management monitors the actual selling price of collateral that has been sold to the most recent appraised value to determine what additional adjustment should be made to the appraisal value to arrive at fair value.

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 15—FAIR VALUE (Continued)

        Assets and liabilities measured at fair value on a recurring basis are summarized below:

(Dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2017
Securities available for sale:
State and political subdivision	$53,224	$—	$53,224	$—
Mortgage-backed securities: residential	8,431	—	8,431	—
Mortgage-backed securities: commercial	9,819	—	9,819	—
Collateralized mortgage obligations: residential	19,221	—	19,221	—
Collateralized mortgage obligations: commercial	20,557	—	20,557	—
US Treasury	23,573	—	23,573	—
SBA	12,616	—	12,616	—
Corporate Bonds	3,528	—	3,528	—

Total securities available for sale	150,969	—	150,969	—
Loans held for sale	4,548	—	4,548	—
Loans measured at fair value:
Residential real estate	4,291	—	—	4,291

Total assets at fair value	$159,808	$—	$155,517	$4,291

December 31, 2016
Securities available for sale:
State and political subdivision	$24,441	$—	$24,441	$—
Mortgage-backed securities: residential	7,206	—	7,206	—
Mortgage-backed securities: commercial	4,889	—	4,889	—
Collateralized mortgage obligations: residential	24,473	—	24,473	—
Collateralized mortgage obligations: commercial	6,533	—	6,533	—
US Treasury	29,569	—	29,569	—
SBA	1,395	—	1,395	—
Corporate Bonds	2,027	—	2,027	—

Total securities available for sale	$100,533	$—	$100,533	$—
Loans held for sale	9,860	—	9,860	—
Loans measured at fair value:
Residential real estate	3,287			3,287

Total assets at fair value	$113,680	$—	$110,393	$3,287

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 15—FAIR VALUE (Continued)

        There were no transfers between levels within the fair value hierarchy during the year ended December 31, 2017.

        The following table summarizes the changes in Level 3 assets measured at fair value on a recurring basis.

For the year ended December 31, 2017
Dollars in thousands	Loans held for investment
Balance, beginning of period	$3,287
Transfers from loans held for sale	1,587
Gains (losses):
Recorded in earnings (realized):
Recorded in "Net gain on sale of residential mortgage loans"	77
Repayments	(660)

Balance, end of period	$4,291

        The Company has elected the fair value option for loans held for sale. These loans are intended for sale and the Company believes that the fair value is the best indicator of the resolution of these loans. Interest income is recorded based on the contractual terms of the loan and in accordance with the Company's policy on loans held for investment. There were no loans held for sale that were on nonaccrual status or 90 days past due as of December 31, 2017 and December 31, 2016.

        As of December 31, 2017 and December 31, 2016, the aggregate fair value, contractual balance (including accrued interest), and gain or loss for loans held for sale carried at fair value was as follows:

(Dollars in thousands)	December 31, 2017	December 31, 2016
Aggregate fair value	$4,548	$9,860
Contractual balance	4,466	9,606
Unrealized gain	82	254

        The total amount of gains (losses) from changes in fair value of loans held for sale included in "Net gain on sale of residential mortgage loans" were as follows:

	For the year ended December 31,
(Dollars in thousands)	2017	2016
Change in fair value	$(172)	$167

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 15—FAIR VALUE (Continued)

        Assets measured at fair value on a non-recurring basis are summarized below:

(Dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2017
Other real estate owned	$652	$—	$—	$652
Other asset (1)	1,654	—	—	1,654

Total	$2,306	$—	$—	$2,306

December 31, 2016
Impaired loans:
Residential real estate	$18	$—	$—	$18
Commercial real estate	69	—	—	69
Commercial and industrial	176	—	—	176

Total impaired loans	$263	$—	$—	$263

Other real estate owned	258	—	—	258

Total	$521	$—	$—	$521

(1)
Impaired other asset is comprised of building held-for-sale, which had a writedown of $140 thousand during the year ended December 31, 2017.

        Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had carrying amounts $263 thousand, with no valuation allowance, at December 31, 2016. During the year ended December 31, 2016, additional provisions for loan losses of $767 thousand were recorded related to these impaired loans. There were no impaired loans at fair value at December 31, 2017.

        Other real estate owned measured at fair value, had a net carrying amount of $652 thousand and $258 thousand at year end 2017 and 2016. There were no write downs in other real estate owned during the years ended December 31, 2017 and 2016.

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 15—FAIR VALUE (Continued)

        The table below presents quantitative information about the significant unobservable inputs for assets measured at fair value on a nonrecurring basis at December 31, 2017:

(Dollars in thousands)	Fair value at December 31, 2017	Valuation Technique	Significant Unobservable Input	Range
Other real estate owned	$652	Sales comparison approach per appraisal	Discount for type of collateral and age of appraisal	0-5%
Other asset (building held for sale)	1,654	Sales comparison approach per appraisal	Discount for difference between appraisal and offer to sell	0-10%

        The carrying amounts and estimated fair values of financial instruments, excluding those previously presented unless otherwise noted, at December 31, 2017 and 2016 are as follows:

(Dollars in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2017
Financial assets:
Cash and cash equivalents	$63,661	$17,712	$45,949	$—
Federal Home Loan Bank stock	8,303	NA	NA	NA
Net loans	1,023,210	—	—	1,025,319
Accrued interest receivable	3,730	—	807	2,923
Financial liabilities:
Deposits	1,120,382	—	1,122,473	—
Borrowings	47,833	—	47,473	—
Subordinated notes	14,844	—	14,993	—
Accrued interest payable	908	—	908	—
December 31, 2016
Financial assets:
Cash and cash equivalents	$19,116	$12,750	$6,366	$—
Federal Home Loan Bank stock	5,828	NA	NA	NA
Net loans	942,304	—	—	947,298
Accrued interest receivable	2,860	—	403	2,457
Financial liabilities:
Deposits	924,924	—	926,127	—
Borrowings	82,645	—	82,240	—
Subordinated notes	14,786	—	14,786	—
Accrued interest payable	257	—	257	—

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 15—FAIR VALUE (Continued)

        The methods and assumptions, not previously presented, used to estimate fair value are described as follows:

(a)
Cash and Cash Equivalents

        The carrying amounts of cash on hand and non-interest due from bank accounts approximate fair values and are classified as Level 1. The carrying amounts of fed funds sold and interest bearing due from bank accounts approximate fair values and are classified as Level 2.

(b)
FHLB Stock

        It is not practical to determine the fair value of FHLB stock due to restrictions placed on its transferability.

(c)
Loans

        Fair value of loans, excluding loans held for sale, are estimated as follows: Fair values for all loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification. Impaired loans are values at the lower of cost or fair value as described previously. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

        The fair value of loans held for sale is estimated based upon binding contracts and quotes from third party investors resulting in a Level 2 classification.

(d)
Deposits

        The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount) resulting in a Level 2 classification. Fair values for fixed and variable rate certificates of deposit are estimated using a discounted cash flows calculation that applies interest rates currently being offered on certificates of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification.

(e)
Borrowings

        The fair values of the Company's short-term and long-term borrowings are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 2 classification.

(f)
Accrued Interest Receivable/Payable

        The carrying amounts of accrued interest approximate fair value resulting in a Level 3 classification for Receivable and a Level 2 classification for Payable, consistent with their associated assets/liabilities.

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 16—PARENT COMPANY FINANCIAL STATEMENTS

Balance Sheets—Parent Company

	As of December 31,
(Dollars in thousands)	2017	2016
Assets
Cash and cash equivalents	$1,158	$539
Investment in banking subsidiary	120,829	109,235
Investment in captive subsidiary	663	—
Income tax benefit	339	1,637
Other assets	30	4

Total assets	$123,019	$111,415

Liabilities
Long-term debt	$14,844	$14,786
Accrued expenses and other liabilities	215	58

Total liabilities	15,059	14,844

Shareholders' equity	107,960	96,571

Total liabilities and shareholders' equity	$123,019	$111,415

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 16—PARENT COMPANY FINANCIAL STATEMENTS (Continued)

Statements of Income and Comprehensive Income—Parent Company

	For the years ended December 31,
(Dollars in thousands)	2017	2016	2015
Income
Dividend income from banking subsidiary	$—	$14,000	$4,141
Other noninterest income	—	—	—

Total income	—	14,000	4,141

Expenses
Salaries and employee benefits	83	32	52
Professional services	673	31	82
Interest on long-term debt	1,015	1,015	28
Other expenses	466	289	228

Total expenses	2,237	1,367	390

Income (loss) before income taxes and equity in (overdistributed)/undistributed net earnings of subsidiaries	(2,237)	12,633	3,751
Income tax benefit	686	478	123
Equity in (overdistributed)/undistributed earnings of subsidiaries	11,392	(2,065)	8,654

Net income	$9,841	$11,046	$12,528

Other comprehensive income (loss)	343	(775)	(55)

Total comprehensive income, net of tax	$10,184	$10,271	$12,473

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 16—PARENT COMPANY FINANCIAL STATEMENTS (Continued)

Statements of Cash Flows—Parent Company

	For the years ended December 31,
(Dollars in thousands)	2017	2016	2015
Cash flows from operating activities
Net income	$9,841	$11,046	$12,528
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in over (under) distributed earnings of subsidiaries	(11,392)	2,065	(8,654)
Stock based compensation expense	329	139	13
(Increase) decrease in other assets, net	1,271	(480)	(504)
Increase (decrease) in other liabilities, net	216	(5)	38

Net cash from operating activities	264	12,765	3,421
Cash flows from investing activities
Cash (used in) proceeds from acquisitions	—	(16,518)	(17,071)
Capital contributions to captive subsidiary	(250)	—	—

Net cash used in investing activities	(250)	(16,518)	(17,071)
Cash flows from financing activities
Proceeds from issuance of subordinated notes	—	—	14,733
Preferred stock dividends	—	—	(112)
Redemption of preferred stock	—	—	(11,287)
Exercise of stock options, including tax benefit	605	300	25

Net cash from financing activities	605	300	3,359

Net increase (decrease) in cash and cash equivalents	619	(3,453)	(10,290)
Beginning cash and cash equivalents	539	3,992	14,282

Ending cash and cash equivalents	$1,158	$539	$3,992

NOTE 17—EARNINGS PER SHARE

        The calculation of basic and diluted earnings per share for each period noted below was as follows:

	For the years ended December 31,
(In thousands, except per share data)	2017	2016	2015
Basic:
Net Income attributable to common shareholders	$9,841	$11,046	$12,416
Weighted average common shares outstanding	6,388	6,341	6,307
Basic earnings per share	$1.54	$1.74	$1.97
Diluted:
Net Income attributable to common shareholders	$9,841	$11,046	$12,416
Weighted average common shares outstanding	6,388	6,341	6,307
Add: Dilutive effects of assumed exercises of stock options	222	208	156

Weighted average common and dilutive potential common shares outstanding	6,610	6,549	6,463
Diluted earnings per common share	$1.49	$1.69	$1.92

LEVEL ONE BANCORP, INC.

NOTES TO THE CONSOLIDATED STATEMENTS (Continued)

DECEMBER 31, 2017 and 2016

NOTE 17—EARNINGS PER SHARE (Continued)

        Stock options for 64 thousand shares and 38 thousand shares of common stock were not considered in computing diluted earnings per common share for the years ended December 31, 2016 and 2015, respectively, because they were antidilutive. There were no antidilutive stock options as of December 31, 2017.

NOTE 18—SUBSEQUENT EVENTS

        On March 15, 2018, the Company declared a dividend of $0.03 for shareholders on record as of March 31, 2018. The dividend is to be paid out on April 15, 2018.

        On March 15, 2018, the Company's Board of Directors approved the 2018 Equity Incentive Compensation Plan ("2018 Plan"). This plan is subject to, and will become effective upon, shareholder approval at the annual shareholders meeting to be held on April 17, 2018. Under the 2018 Plan, the Company can grant incentive and non-qualified stock options, stock awards, stock appreciation rights, and other incentive awards to directors and employees of, and certain service providers to, the Company and its subsidiaries. The Company has reserved 250,000 shares of Common Stock for issuance under the 2018 Plan. Once the 2018 Plan becomes effective, no further awards may be granted from the 2007 Stock Option Plan or the 2014 Equity Incentive Plan. However, any outstanding equity award granted under the 2007 Stock Option Plan or the 2014 Equity Incentive Plan will remain subject to the terms of such plans until the time it is no longer outstanding. In the event the 2018 Plan is not approved by our shareholders, the Company will continue to grant equity awards from the 2007 Stock Option Plan and the 2014 Equity Incentive Plan.

                        Shares

Common Stock

PROSPECTUS
                        , 2018

RAYMOND JAMES	Keefe, Bruyette & Woods A Stifel Company
Piper Jaffray

        Through and including                        ,             (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth all costs and expenses, other than underwriting discounts and commissions, in connection with the sale of shares of our common stock being registered, all of which will be paid by us. All amounts shown are estimates, except for the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee.

Amount
SEC registration fee		$3,112.50
FINRA filing fee		[4,250.00]
Nasdaq listing fee		25,000.00
Legal fees and expenses			*
Accounting fees and expenses			*
Printing fees and expenses			*
Transfer agent and registrar fees and expenses			*
Blue sky qualification fees and expenses			*
Miscellaneous			*

Total	$		*

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers.

Michigan Business Corporation Act

        The Company is organized under the Michigan Business Corporation Act (MBCA), which, in general, empowers Michigan corporations to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise, against expenses, including attorneys' fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred in connection therewith if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and, with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful.

        The MBCA also empowers Michigan corporations to provide similar indemnity to such a person for expenses, including attorneys' fees, and amounts paid in settlement actually and reasonably incurred by the person in connection with actions or suits by or in the right of the corporation if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, except in respect of any claim, issue or matter in which the person has been found liable to the corporation, unless the court determines that the person is fairly and reasonably entitled to indemnification in view of all relevant circumstances, in which case indemnification is limited to reasonable expenses incurred. If a person is successful in defending against a derivative action or third-party action, the MBCA requires that a Michigan corporation indemnify the person against actual and reasonable expenses, including attorneys' fees, incurred in the action.

        The MBCA also permits a Michigan corporation to purchase and maintain on behalf of such a person insurance against liabilities incurred in such capacities.

        The MBCA further permits Michigan corporations to eliminate or limit the personal liability of directors for money damages for any action taken or any failure to take any action as a director. However, the MBCA does not eliminate or limit the liability of a director for any of the following: (i) the amount of a financial benefit received by a director to which he or she is not entitled; (ii) intentional infliction of harm on the corporation or the shareholders; (iii) a violation of Section 551 of the MBCA; or (iv) an intentional criminal act. If a Michigan corporation adopts such a provision, then the Michigan corporation may indemnify its directors without a determination that they have met the applicable standards for indemnification set forth above, except, in the case of an action or suit by or in the right of the corporation, only against expenses actually and reasonably incurred in the action. The foregoing does not apply if the director's actions fall into one of the exceptions to the limitation on personal liability discussed above, unless a court determines that the person is fairly and reasonably entitled to indemnification in view of all relevant circumstances.

Articles of Incorporation and Bylaws

        The Company's articles of incorporation limit the personal liability of directors for a breach of their fiduciary duty except under the circumstances required to be excepted under Michigan law described above. In addition, the Company's bylaws provide that the Company must indemnify each person who is or was a director, officer, employee or agent of the Company and each person who serves or served at the request of the Company as a director, officer, employee or agent of another enterprise in accordance with, and to the fullest extent authorized by, the MBCA, as the same now exists or may be amended in the future.

Insurance

        We have obtained a policy of directors' and officers' liability insurance, under which our directors and officers of the Company are insured within the limits and subject to the limitations of the policy.

Underwriting Agreement

        Reference is made to the form of underwriting agreement to be filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated under certain circumstances to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act of 1933, as amended, or the Securities Act.

Item 15.    Recent Sales of Unregistered Securities.

        The following sets forth information regarding unregistered securities that were sold by the Company within the past three years.

        On December 21, 2015, the Company sold $15 million of subordinated debt to accredited institutional investors. The Company incurred debt issuance costs of $267 thousand. The subordinated notes were issued in a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving any public offering.

Item 16.    Exhibits and Financial Statement Schedules.

(a)
Exhibits.    The following exhibits are filed as part of this Registration Statement:

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.
2.1		Agreement and Plan of Merger among Level One Bancorp, Inc., LBI Acquisition, Inc. and Lotus Bancorp, Inc., dated as of November 20, 2014.†
2.2		Agreement and Plan of Merger between Level One Bancorp, Inc. and Bank of Michigan, dated as of October 21, 2015.†
3.1		Articles of Incorporation of Level One Bancorp, Inc.
3.2		Amended and Restated Bylaws of Level One Bancorp, Inc.
4.1		Form of common stock certificate of Level One Bancorp, Inc.

The other instruments defining the rights of holders of the long-term debt securities of the Company and its subsidiaries are omitted pursuant to section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The Company hereby agrees to furnish copies of these instruments to the SEC upon request.
5.1		Form of opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP.
10.1		Employment Agreement, dated September 12, 2017, among Level One Bancorp, Inc., Level One Bank and Patrick Fehring.
10.2		Employment Agreement, dated July 8, 2015, among Level One Bancorp, Inc., Level One Bank and Gregory Wernette.
10.3		Employment Agreement, dated July 16, 2015, among Level One Bancorp, Inc., Level One Bank and David Walker.
10.4		Form of Level One Bank Supplemental Executive Retirement Plan, dated June 18, 2015.
10.5		Level One Bancorp, Inc. 2007 Stock Option Plan as amended and restated April 15, 2015.
10.6		Amendment to the Level One Bancorp, Inc. 2007 Stock Option Plan, dated August 29, 2017.
10.7		Form of Non-Qualified Stock Option Agreement under the Level One Bancorp, Inc. 2007 Stock Option Plan.
10.8		Level One Bancorp, Inc. 2014 Equity Incentive Plan.
10.9		Form of Restricted Stock Award Agreement under the Level One Bancorp, Inc. 2014 Equity Incentive Plan.
10.10		Form of Level One Executive Incentive Plan.
10.11		Level One Bancorp, Inc. 2018 Equity Incentive Plan
21.1		Subsidiaries of Level One Bancorp, Inc.
23.1		Consent of Crowe Horwath LLP.
23.2		Consent of Barack Ferrazzano Kirschbaum & Nagelberg LLP (included as part of Exhibit 5.1).

Exhibit Number	Description
24.1	Power of Attorney (included on the signature page).

*
To be filed by amendment.

†
Schedules and/or exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon request.

(b)
Financial Statement Schedules. All schedules are omitted because the required information is inapplicable or the information is presented in the consolidated financial statements and the related notes.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Farmington Hills, State of Michigan, on March 23, 2018.

LEVEL ONE BANCORP, INC.
By:	/s/ PATRICK J. FEHRING
	Name:	Patrick J. Fehring
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each of the undersigned officers and directors of Level One Bancorp, Inc. hereby constitutes and appoints Patrick J. Fehring and David C. Walker, and each of them individually (with full power to each of them to act alone), his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ PATRICK J. FEHRING Patrick J. Fehring	Director, President and Chief Executive Officer (principal executive officer)	March 23, 2018
/s/ DAVID C. WALKER David C. Walker	Executive Vice President and Chief Financial Officer (principal financial officer)	March 23, 2018
/s/ BARBARA A. FELTS Barbara A. Felts	Controller (principal accounting officer)	March 23, 2018
/s/ BARBARA E. ALLUSHUSKI Barbara E. Allushuski	Director	March 23, 2018

Signature	Title	Date

/s/ VICTOR L. ANSARA Victor L. Ansara	Director	March 23, 2018
/s/ JAMES L. BELLINSON James L. Bellinson	Director	March 23, 2018
/s/ MICHAEL A. BRILLATI Michael A. Brillati	Director	March 23, 2018
/s/ SHUKRI W. DAVID Shukri W. David	Director	March 23, 2018
/s/ THOMAS A. FABBRI Thomas A. Fabbri	Director	March 23, 2018
/s/ MARK J. HERMAN Mark J. Herman	Director	March 23, 2018
/s/ STEVEN H. RIVERA Steven H. Rivera	Director	March 23, 2018
/s/ STEFAN WANCZYK Stefan Wanczyk	Director	March 23, 2018